Form 20-F
period 2024-12-31
GOLAR LNG LTD
filed 2025-03-27
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from	to

Commission file number	000-50113

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

As of December 31, 2024, the registrant had 104,534,703 outstanding common shares.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania Investments Limited, a subsidiary of BP p.l.c (“bp”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure. Delays to floating liquefaction natural gas vessel (“FLNG”) commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”) could result in incremental costs to both parties to the LOA;
•our ability to meet our obligations under our commercial agreements, including the liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli Episeyo (“FLNG Hilli”);
•our ability to meet our obligations with Southern Energy S.A. (“SESA”) in connection with the recently signed agreement to deploy FLNG Hilli in Argentina, and SESA's ability to meet its obligations with us;
•the ability to secure a suitable contract for the MKII FLNG (“MKII FLNG”) within the expected timeframe, including the impact of project capital expenditures, foreign exchange fluctuations, and commodity price volatility on investment returns and potential changes in market conditions affecting deployment opportunities;
•changes in our ability to obtain additional financing or refinance existing debts on acceptable terms or at all;
•global economic trends, competition, and geopolitical risks, including U.S. government actions, trade tensions or conflicts such as between the U.S. and China, related sanctions, a potential Russia-Ukraine peace settlement and its potential impact on liquefied natural gas (“LNG”) supply and demand;
•a material decline or prolonged weakness in tolling rates for FLNGs;
•failure of shipyards to comply with schedules, performance specifications or agreed prices;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•increased tax liabilities in the jurisdictions where we are currently operating or expect to operate;
•continuing volatility in the global financial markets, including but not limited to commodity prices, foreign exchange rates and interest rates;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in our ability to retrofit vessels as FLNGs, including the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure (“FM”) under contractual arrangements, including but not limited to our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
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
•changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•changes to rules on climate-related disclosures as required by the European Union or the U.S. Securities and Exchange Commission (the "Commission"), including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or “GMLP” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of Golar Partners and Hygo, which acquisitions closed on April 15, 2021. References to “CoolCo” refer to Cool Company Ltd (Euronext Growth/NYSE: CLCO) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this report are to U.S. dollars.

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
■Our ability to meet the conditions precedent for the redeployment of the FLNG Hilli;
■Our operating revenue is dependent on a high customer concentration wherein a loss of any of our customers could have an adverse effect on our earnings, cash flows and financial condition;
■Our efforts to manage commodity and financial risks through derivative instruments could adversely affect our results of operations and financial condition;
■Our ability to complete a MKII FLNG conversion within budget could have a material adverse effect on our business, financial condition, liquidity and future prospects;
■Our ability to secure a suitable contract for the MKII FLNG;
■Our ability to secure funding for our MKII FLNG project; and
■Our heavy reliance on a limited number of contractors and shipyards with relevant specialized experience, given the sophisticated nature of FLNG conversions.

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
■A cyberattack could materially impact our reputation, operations or financial performance;
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
■Vessel values may fluctuate substantially resulting in an impairment charge which will have a material adverse effect on our results of operations;
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

◦Risks related to our industry
■Our results of operations and financial condition depend on demand for natural gas, LNG and FLNGs
■Our operations are subject to extensive and changing laws, regulations, reporting requirements and environmental and social attitudes towards fossil fuel, may have an adverse effect on our business; and
■Environmental, social and governance (“ESG”) and sustainability considerations may adversely impact our operations and markets.

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

◦Risks related to tax
■As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in the Marshall Islands, our operations may be subject to economic substance requirements;
■The enactment of a corporate income tax in Bermuda could adversely affect us;
■We are subject to complex and changing tax laws and a change in tax laws, or in the interpretation thereof, in any country in which we or our subsidiaries operate or in which we or our subsidiaries are organized could adversely affect our business, results of operations and financial condition; and
■We could be treated as or become a passive foreign investment company (“PFIC”), which could have adverse U.S. federal income tax consequences to U.S. shareholders.

Risks related to our FLNGs and our FLNG growth project

•Our ability to meet our continuing obligations under the LOA entered into in connection with the FLNG Gimi.

In February 2019, we entered into the LOA with bp for the lease and operation of FLNG Gimi, for the first phase of the GTA Project, situated off the coast of Mauritania and Senegal, for a period of 20 years. On January 18, 2025, full commissioning of the FLNG Gimi commenced. The first LNG export cargo was successfully loaded in March 2025, and commencement of commercial operations (“COD”) is expected within the second quarter of 2025. Given the GTA Project’s complexity and the interdependencies of certain activities required during project mobilization and COD, significant delays could result in incremental costs to both parties to the LOA and delay the 20-year LOA term that unlocks the equivalent of around $4.3 billion Adjusted EBITDA backlog, of which we have a 70% ownership interest. If FLNG Gimi does not meet its anticipated profitability or generate sufficient cash flow on time or at all, our cash flows and results of operations may be adversely affected.

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

•Our ability to meet the conditions precedent for the redeployment of the FLNG Hilli.

In July 2024, we entered into definitive agreements with SESA for a 20-year deployment of the FLNG Hilli in Argentina. The project is expected to start LNG exports in 2027. The definitive agreements feature a gas sales agreement from SESA for the supply of gas and an FLNG charter agreement with us which includes a base tariff and commodity exposure to LNG sales prices. SESA is a joint venture in which we will hold a 10% stake and will be responsible for the purchase of domestic natural gas, operations and sale and marketing of LNG volumes from Argentina.

The definitive agreements are subject to defined conditions precedent, including an export license, environmental assessment and final investment decision by SESA. We may be unable to meet these conditions precedent under our original timeline or at all. Given the FLNG Hilli’s current LTA ends in July 2026, any delay in meeting these conditions precedent could result in increased downtime and decreased revenue, which could adversely impact our financial performance and overall business outlook. Additionally, regulatory changes, competition, or technological advancements, may further influence the vessel’s redeployment prospects. Accordingly, there can be no assurance that the FLNG Hilli meets its anticipated profitability or generates sufficient cash flow to justify our investment.

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

•Our ability to complete a MKII FLNG conversion within budget could have a material adverse effect on our business, financial condition, liquidity and future prospects.

In September 2024, we entered into an Engineering, Procurement and Construction (“EPC”) agreement with CIMC Raffles, a Chinese manufacturer of vessels and other marine equipment, in connection with the conversion of the Fuji LNG into the MKII FLNG. The intricacies and scale of the FLNG conversion process pose risks, including unforeseen technical challenges or complexities in the MKII FLNG design, especially with the integration of new technologies or modifications to the original design. Delays in the FLNG conversion schedules beyond agreed-upon timelines may impact our ability to meet contractual obligations, resulting in potential financial penalties, strained customer relationships and reputational damage. Such delays may be caused by various factors, including unforeseen technical issues, supply chain disruptions, adverse weather conditions, or regulatory hurdles.

Moreover, the failure of shipyards to adhere to performance specifications could compromise the operational efficiency and effectiveness of the converted FLNG unit. This may lead to suboptimal performance, increased maintenance costs, and potential liabilities if the delivered product fails to meet industry standards or regulatory requirements. Deviations from agreed-upon prices with suppliers can result in unexpected financial burdens. Additionally, the global nature of the shipbuilding industry exposes us to geopolitical and economic risks including potential tensions or conflicts between the U.S. and China, including related sanctions. Changes in trade policies, geopolitical tensions, or economic downturns in key regions, may affect the availability of skilled labor, essential materials, and financing, leading to increased project costs and delays.

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

•Our ability to secure a suitable contract for the MKII FLNG.

Securing long-term, profitable contract for our MKII FLNG design is vital to our growth strategy. However, this process is subject to several risks which includes geopolitical tensions, sanctions, and shifts in energy policies introducing unpredictability and risk of delay to project timelines; fluctuations in commodity prices, regulatory changes, and economic downturns which can affect customer decisions and delay contract negotiations; and foreign exchange fluctuations, difficulties securing financing and technical delays which can increase our MKII FLNG conversion costs and extend project timelines. Our failure to secure favorable, long-term contracts in a timely manner, or to successfully convert commercial leads into viable projects, could result in cost overruns, delays, and a negative impact on our overall financial position.

•Our ability to secure funding for our MKII FLNG project.

The conversion of a FLNG, such as MKII FLNG, takes a number of years and requires a substantial capital investment that is dependent on sufficient funding and commercial interest, among other factors. The availability and cost of financing in the capital markets can be influenced by various external factors, including economic conditions, interest rates, investor sentiment, contingencies and uncertainties that are beyond our control. Unforeseen changes in these factors may lead to fluctuations in the cost of debt or equity financing, potentially affecting the overall financial feasibility of the MKII FLNG project. Further, the complexity and scale of the MKII FLNG may present challenges in structuring financing arrangements. Lenders and investors may have stringent requirements related to project viability, risk allocation, and financial returns, which may necessitate protracted negotiations and due diligence processes. We may be required to use cash from operations, incur additional borrowings or raise capital through the sale of debt or additional equity securities to fund the conversion. Our failure to obtain funds for future capital expenditures could impact our results of operations, cash flow, financial condition and growth prospects.

•Our heavy reliance on a limited number of contractors and shipyards with relevant specialized experience, given the sophisticated nature of FLNG conversions.

The conversion of our MKII FLNG design will be the first of its kind. Due to its novelty and the highly technical process related to FLNG conversions, we are reliant on a limited number of contractors and shipyards with relevant FLNG conversion experience. A change of appointed contractors for any reason would likely result in higher costs and a significant delay to any delivery schedules. Our future FLNG vessels may not be able to meet certain performance requirements or perform as intended and we may have to accept reduced rates, not be able to contract FLNG vessels or we may be required to recognize an impairment expense in our financial statements in the future. Furthermore, changes in global trade policy, including increased sanctions, may limit the number of available shipyards with relevant FLNG conversion capabilities. Any of these possibilities would have a negative impact, which could be significant, on our results of operations, cash flow and financial condition.

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

Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Historically, we have obtained financing from Chinese leasing houses using lease financing agreements that are customary in the maritime industry. Our ability to obtain similar financing with Chinese counterparties may be impacted by geopolitical conditions, including export controls, trade policy and the imposition of tariffs, all of which are beyond our control. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, the overall economic conditions and our ability to secure new customers on a timely basis could limit our ability to fund our growth plans and capital expenditures. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities would dilute existing shareholders’ equity interests and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining a financing, paying debt service would limit cash available for our working capital and capital expenditure requirements and increase our indebtedness which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

•We are exposed to volatility in SOFR and the derivative contracts we have entered into to hedge our exposures to fluctuations in interest rates could result in charges against our results of operations, being higher than market interest rates.

As of December 31, 2024, we have total outstanding debt of $1.5 billion, of which $0.8 billion was exposed to a floating interest rate based on SOFR, which could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2024, we have interest rate swaps with a notional amount of $0.5 billion representing 67.6% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swap mark-to-market valuations may adversely affect our results. Entering into swaps and derivative transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivative strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

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
Most of our obligations are secured by our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things: merge into or consolidate with any other entity; to sell or otherwise dispose of, all or substantially all of our assets; make or pay equity distributions, repurchase our own shares; incur additional indebtedness; incur or make any capital expenditures; or materially amend, or terminate, any of our current vessel contracts or management agreements.

Our loan agreements and lease financing arrangements also require us to maintain specific financial ratios, including minimum amounts of unrestricted cash, minimum ratios of current assets to current liabilities, excluding but not limited to the current portion of long-term debt, VIE balances, minimum levels of shareholders' equity and maximum loan amounts to value. If we were to fail to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease financing agreements, which, unless waived by our lenders, could provide our lenders with the right to require us to increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or reclassify our indebtedness as current liabilities and could allow our lenders to accelerate our indebtedness and foreclose their liens on our vessels, which could result in the loss of our vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain new financing, which would impair our ability to continue to conduct our business.

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

We entered into agreements to provide stand-ready guarantees in connection with commercial bank indebtedness, claims, damages or liabilities imposed by governmental authorities for certain parties, including but not limited to Golar Partners, Hygo, Energos, CoolCo and its investments. Failure by any of these parties to comply with any provisions contained in the agreements, may lead to an event of default under these agreements. In such case, we would need to satisfy the obligations or indemnify the losses of the respective party.

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

The occurrence of any of the events described above would have a material adverse effect on our business, results of operations and financial condition, reduce our ability or make us unable to pay dividends to our shareholders for so long as such default is continuing.

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

Pursuant to the terms of the LTA, a financial institution issued a performance guarantee on behalf of Hilli Corp guaranteeing certain payments of Hilli Corp, as required under the LTA. The Hilli LC had an initial expiry date of December 31, 2019, which automatically extended and will extend for successive one-year periods until the tenth anniversary of the final acceptance of the FLNG Hilli under the LTA, unless the financial institution elects to not extend the Hilli LC. The financial institution may elect to not extend the Hilli LC by giving notice at least 90 days prior to December 31, in any subsequent year. If (i) the Hilli LC ceases to be in effect or (ii) the financial institution elects to not extend the Hilli LC, unless replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $100 million. Accordingly, if the financial institution elects at some point in the future to not extend the Hilli LC, Hilli Corp’s financial condition could be materially and adversely affected.

•Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, regulatory or geopolitical unrest and other factors, some of which are beyond our control. If our cash inflows are not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

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

As of December 31, 2024, we have $716.6 million of cash and cash equivalents and restricted cash, of which $301.8 million are held in short-term money market deposits carried with a limited number of financial institutions. The collapse of any financial institution or the inability of a financial institution to obtain necessary funding when required, or a banking crisis, could have a material adverse effect on our cash flows and financial condition.

Risks related to our operations

•We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We entered into agreements for the provision of certain technical and crew services which we have subcontracted to third party ship managers. Such agreements expose us to subcontractor counterparty risks. The ability of each of our subcontractors to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include general economic conditions, the overall financial condition of our subcontractors, the condition of the maritime and offshore industries and work stoppages or other labor disturbances. Should our subcontractors fail to honor their obligations under the agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, reputation, results of operations, cash flow and financial condition.

•We may experience increased labor costs, the unavailability of skilled workers or the failure to attract and retain qualified key personnel, which may negatively impact the effectiveness of our business management and our results of operations.

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

•A cyberattack or substandard performance of our information technology systems could materially impact our reputation, operations or financial performance.

We rely on information and operational technology systems and networks in our operations and the administration of our business. The energy industry has become increasingly dependent on digital technologies to conduct day-to-day operations, and the use of mobile communication devices has rapidly increased. Industrial control systems such as supervisory control and data acquisition (“SCADA”) systems now control large-scale processes that can include multiple sites across long distances. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, physical and electronic loss of data, and cyberattacks. We also collect and store sensitive data in the ordinary course of our business. The growing data protection regulatory landscape adds complexity and cost to safeguarding this information. The secure processing, maintenance and transmission of information is critical to our operations. However, the number of cyber incidents, including deliberate attacks, is increasing globally. Cybersecurity attacks are also becoming more sophisticated and include, but are not limited to, ransomware, credential stuffing, spear phishing, social engineering, use of deepfakes (i.e., highly realistic synthetic media generated by artificial intelligence) and other attempts to gain unauthorized access to data for purposes of extortion or other malfeasance. Our technologies, systems, networks and business partners may become the target of cybersecurity attacks or security breaches.

We have experienced attempted cybersecurity attacks, but have not suffered any material adverse impacts to our business and operations as a result of such unsuccessful attempts. We have implemented security measures that are designed to detect and protect against cyberattacks. However, we may not anticipate, detect or prevent all cyberattacks, particularly because the methods used by attackers frequently change or may not be recognized until an attack is already underway or successful. No security measure is infallible. Despite the measures and precautions we have taken and any additional measures, we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, misdirected wire transfers including security breaches caused by human errors, and other adverse events. Our efforts to improve security and protect data may also identify previously undiscovered instances of security breaches or bad actors with present access to our systems.

Moreover, implementation of various procedures and controls to monitor and mitigate security threats may significantly increase our operating costs. Cyberattacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage, compromise or disrupt our information or operational technology systems and networks, to steal or corrupt data, or otherwise disrupt our operations. A successful cyberattack could materially disrupt our operations, including the safety of our operations, damage our assets, or lead to unauthorized release of information or alteration of information on our systems. If a key system was to fail or experience unscheduled downtime for any reason, our operations and financial results could be affected adversely. Any attack or other breaches of our information technology and operational technology systems could have a material adverse effect on our business, results of operations, cash flow and financial condition, and may result in the loss of sensitive, confidential information or other assets, as well as litigation, including individual claims or class actions, regulatory enforcement actions, violation of privacy or securities laws and regulations, and remediation costs.

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

FLNGs are complex floating operation platforms dependent on multiple systems to work in parallel to obtain efficient operations. The various equipment onboard has different operational procedures and maintenance cycles. When the FLNG Gimi reaches COD, it will be operating at 90% of nameplate capacity, whereas the Hilli has operated at 57% of nameplate capacity. Operating at higher capacity may result in increased strain on the system, which inherently raises technical operation risks. A breakdown of critical component(s) may adversely impact the overall performance of our FLNG operations, which may lead to economic impacts. Human operational errors, out of cycle maintenance of equipment, failure to routinely conduct maintenance, wear and tear and external impacts may negatively impact our operations and results of operations.

•We are subject to the economic, political, social and other conditions in the jurisdictions in which we operate.

Our main operations located in Cameroon, Senegal, and Mauritania are subject to various challenges arising from economic, political, social and other conditions and developments in these jurisdictions. Some of these countries have experienced political, security, and social economic instability in recent years and may experience instability in the future, including changes, sometimes frequent or marked, in energy policies or the personnel administering them, expropriation of property, cancellation or modification of contract rights, changes in laws and policies governing operations of foreign-based companies, unilateral renegotiation of contracts by governmental entities, redefinition of international boundaries or boundary disputes, foreign exchange restrictions or controls, currency fluctuations, royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which our operations are and will be conducted, as well as risks of loss due to acts of social unrest, terrorism, corruption and bribery. The governments in certain of these jurisdictions differ widely with respect to structure, constitution, political, economic and social stability and some countries lack mature legal and regulatory systems. As our operations depend on governmental approval and regulatory decisions, we may be adversely affected by changes in the political structure or government representatives in each of the countries in which we operate. In addition, these jurisdictions, particularly emerging countries, are subject to risk of contagion from the economic, political and social developments in other emerging countries and markets.

Furthermore, some of the regions in which we operate have been subject to significant levels of terrorist activity, social and political unrest, particularly in the shipping and maritime industries. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy. In addition, the ongoing political instability in Ukraine and Middle East may impact our business, as may future U.S. foreign policy and national security priorities with respect to sanctions and trade. Tariffs, trade embargoes and other economic sanctions by the U.S. or other countries against countries in the Middle East, Asia, Africa or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with or other activities involving those countries. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

•Potential new trade policies, such as tariffs, could adversely affect our operations, costs, and business.

There is currently significant uncertainty regarding the future relationship between the United States and various other countries arising from changes that may be implemented by the new presidential administration, including with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. Any actions taken by the United States’ federal government that restrict or could impact the economics of trade—including additional tariffs, trade barriers, and other similar measures—could have the potential to disrupt existing supply chains and trigger retaliatory efforts by other countries, including the imposition of tariffs, raising taxation, setting foreign exchange or capital controls, or establishing embargos, sanctions, or other import/export restrictions, thereby negatively impacting our business, both directly and indirectly. These developments, or the perception that more of them could occur, may materially adversely affect the global economy and stability of global financial markets, potentially reducing trade and depressing economic activity. Such changes in international trade policies may result in direct impacts to our business or indirectly to our customers or suppliers through increased costs, changes in business prospects or operating results, which could adversely affect our financial condition. The extent of such impacts cannot be predicted at this time.

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

•Vessel values may fluctuate substantially resulting in an impairment charge which will have a material adverse effect on our results of operations.

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

The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with the cost of new build vessels and supply/demand for secondhand vessels. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges recognized in our consolidated financial statements could negatively affect our business, results of operations, financial condition or the trading price of our common shares and publicly listed debt.

•We will have to make additional contributions to our pension scheme because it is underfunded.

We have two defined benefit pension plans for certain of our current and former marine employees. Members do not contribute to the pension scheme plans and these pension schemes are closed to new entrants. As of December 31, 2024, one of the plans is underfunded by $23.5 million. The underfunded pension liability could change depending on market conditions, interest rate volatility and other key actuarial assumptions. We may need to increase our contributions in order to meet the scheme’s liabilities as they fall due or to reduce the deficit. Such contributions could have a material and adverse effect on our cash flows and financial condition.

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

As of March 17, 2025, we have invested $28.1 million in Macaw Energies, our wholly owned subsidiary, focused on decarbonizing natural gas production through the monetization of flared gas. Macaw Energies has acquired ownership interests in Logística e Distribuição de Gás S.A. (“LOGAS”). The value of our equity method investment is subject to a variety of risks, including, among others, the risks related to Macaw Energies’ business, such as the risks inherent in the compression of natural gas, risks associated to the effectiveness of Macaw Energies’ technology (flare to gas mobile kit or F2X), inability of Macaw Energies to identify new customers and enter into profitable contracts, inability of Macaw Energies to obtain sufficient financing for any new project it identifies, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us.

•Our equity method investments may not result in sufficient profitability to justify our investment, and could lead to future impairment.

As of December 31, 2024, we held investments in Aqualung Carbon Capture AS (“Aqualung”), Egyptian Company for Gas Services S.A.E. (“ECGS”), LOGAS and Higas Srl. The value of our investments and the income generated from our investments are subject to a variety of risks, including, among others, the inability of our investments to identify and enter into appropriate and profitable projects, inability of our investments to obtain sufficient financing for any project it identifies, failure of our investments’ current projects, and other industry, regulatory, economic and political risks impacting our investments’ operations. These may result in future impairment of our equity method investments which may have a material adverse effect on our results of operations in the period that the impairment charges may be recognized.

Risks related to our industry

•Our results of operations and financial condition depend on demand for natural gas, LNG and FLNGs.

Our results of operations and financial condition depend on continued global and regional demand for natural gas, LNG, and FLNGs, which could be negatively affected by several factors, including but not limited to geopolitical unrest or war, such as the conflicts in Ukraine and the Israel-Gaza region, fluctuations in natural gas, crude oil and petroleum product prices, changes in the cost and availability of natural gas relative LNG, global oversupply or insufficiency of natural gas liquefaction or receiving capacity.

Other potential risks include technological advancements in land-based regasification and liquefaction systems, developments in alternative floating liquefaction technologies, increase in low-cost natural gas production, expansions of pipeline systems, adverse economic or political conditions in LNG-consuming regions, regulatory changes, incidents involving LNG facilities, tax or regulatory burdens affecting LNG production, a rise in the number of available FLNGs, interest rate increases, financing challenges for FLNG projects, and obstacles in obtaining governmental approvals or community acceptance. Any decline in demand for LNG, liquefaction, transportation or constraints on LNG production capacity, could have a material adverse effect on prevailing tolling fees or the market value of our vessels, which could have a material adverse effect on our results of operations and financial condition.

•Our operations are subject to extensive and changing laws, regulations, reporting requirements and social attitudes towards fossil fuel, may have an adverse effect on our business.

Our operations are affected by extensive and changing laws, regulations, reporting requirements and stakeholders’ social attitudes that could create greater reporting obligations and compliance requirements, including those related to environmental protection, handling, use, disposal, and generation of hazardous substances, occupational health and safety, and other matters. We or our customers may be required to obtain permits, licenses, or other authorizations to operate under such laws, which could be costly and time-consuming, and we or our customers may experience delays or difficulties obtaining such permits. Additionally, compliance with these laws, regulations, treaties, conventions, and other requirements, may increase our costs, limit our operations or access to new opportunities or have an adverse effect on our business. Failure to comply can result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

•ESG and sustainability considerations may adversely impact our operations and markets.

In recent years, there has been an increased and sometimes conflicting focus from regulators and stakeholders related to ESG matters. We may receive pressure from certain regulators and stakeholders to adopt more aggressive climate or other ESG-related goals, but any such increase in compliance obligations and stakeholder expectations may require us to undertake costly initiatives to satisfy any new requirements or expectations from stakeholders and we cannot guarantee that we will be able to implement such goals because of potential costs or technical or operational obstacles. Non-compliance with emerging regulations or failure to address complex stakeholder and societal expectations may result in potential cost increases, litigation, fines, penalties, production and sales restrictions, brand or reputational damage, loss of customers, failure to retain and attract talent, lower valuation and increased investor activism activities.

Further, adverse effects on the oil and gas industry relating to climate change, including public concern about the environmental impact of climate change, may also influence demand for our services and could have a significant adverse financial and operational impact on our business that we cannot predict with certainty at this time. For example, 195 countries including Cameroon, Mauritania, Senegal, and, previously, the United States, have signed the United Nations-sponsored “Paris Agreement,” agreeing to limit their greenhouse gas (“GHG”) emissions through non-binding, individually determined reduction goals every five years after 2020. Subsequent United Nations climate conferences have called for additional action to transition away from fossil fuels and control or otherwise reduce GHG emissions, though none have been legally binding. However, on January 20, 2025, President Trump issued an Executive Order re-withdrawing from the Paris Agreement and from any other commitments made under the United Nations Convention on Climate Change. The full impact of these actions and the United States’ participation in future United Nations climate-related conferences or other international treaties or compacts is uncertain at this time.

While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures will be based on expectations and assumptions or hypothetical scenarios that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations, assumptions or hypothetical scenarios are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established approach to identifying, measuring, and reporting on many ESG matters. Additionally, while we may also announce various voluntary ESG targets in the future, such targets are often aspirational and we may not be able to meet such targets in the manner or on a timeline as initially contemplated.

Certain public statements with respect to ESG matters, such as emission reduction goals, other environmental targets, or other commitments addressing certain social issues, are becoming increasingly subject to heightened scrutiny from public and governmental authorities, as well as other parties, related to the risk of potential “greenwashing,” (i.e., misleading information or false claims overstating potential ESG benefits). For example, the Commission has recently taken enforcement action against companies for ESG-related misconduct, including alleged greenwashing. Certain regulators, such as the Commission and various state agencies, as well as non-governmental organizations and other private actors have also filed lawsuits under various securities and consumer protection laws alleging that certain ESG statements, goals, or standards were misleading, false, or otherwise deceptive. We may face increased litigation risks from private parties and governmental authorities related to our ESG efforts. In addition, any alleged claims of greenwashing against us or others in our industry may lead to further negative sentiment and diversion of investments. We could also face increasing costs as we attempt to comply with and navigate further ESG related focus and scrutiny.

Furthermore, the European Union’s CSRD that became effective in January 2023 significantly expands mandatory sustainability reporting for U.S. companies with operations in the EU. Although certain EU-based entities became subject to the CSRD beginning in 2024, non-EU companies with substantial activity in the EU are not required to begin reporting pursuant to the CSRD until the financial year beginning in 2028. Furthermore, in February 2025, the EU Commission proposed an Omnibus package of sustainability rules, with the aim of simplifying and reducing EU sustainability reporting requirements. Such proposed changes would limit the universe of companies subject to CSRD reporting and would push back reporting dates for certain reporting entities. While these proposed rules have not taken effect, based proposal and the nature of our organization at the time of our applicability assessment, we believe we are not and would not be subject to CSRD reporting obligations.

Additionally, the Commission released its final rule on climate-related disclosures on March 6, 2024, requiring the disclosure of certain climate-related risks and financial impacts, as well as GHG emissions. However, the implementation of the rule has been stayed pending the outcome of legal challenges and,on February 11, 2025, the Commission Chairman released a public statement and notified the U.S. court hearing the challenges to the rule to delay scheduling argument in the case to allow the Commission to further deliberate the final rule and determine next steps. Although the future of the Commission’s rule is uncertain at this time, complying with the regulation as originally promulgated or any similar future disclosure requirements may result in increased costs.

Certain employment practices and social initiatives are the subject of scrutiny by both those calling for the continued advancement of such policies, as well as those who believe they should be curbed, including government actors, and the complex regulatory and legal frameworks applicable to such initiatives continue to evolve. We cannot be certain of the impact of such regulatory, legal and other developments on our business. More recent political developments could mean that the Company faces increasing criticism or litigation risks from certain “anti-ESG” parties, including various governmental agencies. Such sentiment may focus on the Company’s environmental commitments (such as reducing GHG emissions) or its pursuit of certain employment practices or social initiatives that are alleged to be political or polarizing in nature or are alleged to violate laws based, in part, on changing priorities of, or interpretations by, federal agencies or state governments. Consideration of ESG-related factors in the Company’s decision-making could be subject to increasing scrutiny and objection from such anti-ESG parties. As a result, we may face increased litigation risks from private parties and governmental authorities related to our ESG efforts.

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

The market price of our common shares has fluctuated widely since it began trading on the NASDAQ Global Select Market (“Nasdaq”). We cannot assure that an active and liquid public market for our common shares will continue.

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

Risks related to tax

•As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in the Marshall Islands, our operations may be subject to economic substance requirements.

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

•The enactment of a corporate income tax in Bermuda could adversely affect us.

Prior to 2023, there was no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. However, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”), which became effective on January 1, 2025. For taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax on Bermuda organized entities and businesses that are constituent parts of multinational groups with annual revenue of at least €750 million (approximately $780 million as of December 31, 2024) for two out of the last four fiscal years. While we had previously obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares or other obligations, the CIT Act specifically provides that it applies notwithstanding any assurance given pursuant to the EUTP Act. Based on a number of operational, economic and regulatory assumptions with respect to the current year, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in 2025. To the extent our revenue is sufficient for us to be within the CIT Act thresholds in the future, the resulting tax liability could adversely affect our business, results of operations and financial condition.

•We are subject to complex and changing tax laws and a change in tax laws, or in the interpretation thereof, in any country in which we or our subsidiaries operate or in which we or our subsidiaries are organized could adversely affect our business, results of operations and financial condition.

We are subject to complex and changing tax laws, treaties, regulations, rules and policies in the countries in which we and our subsidiaries operate and in which we and our subsidiaries are organized. Our tax expense is based on our interpretation of such tax laws, treaties, regulations, rules and policies in effect at the time the expense was incurred. Such tax laws, treaties, regulations, rules and policies could be interpreted, changed, modified or applied adversely to us, in each case, possibly with retroactive effect. A change in such tax laws, treaties, regulations, rules or policies, or in the interpretation thereof, in any country in which we or any of our subsidiaries operates, or in which we or any of our subsidiaries is organized, could result in us incurring a materially higher tax expense or having a higher effective tax rate on our earnings. Further, one or more of our tax positions could be challenged by the tax or other governmental authorities (in a tax audit or otherwise) in the countries in which we operate or in which our subsidiaries are organized. Any such changes in such tax laws, treaties, regulations, rules and policies or a successful challenge to our tax positions by such tax or other governmental authorities could adversely affect our business, results of operations and financial condition.

Further, the Organization for Economic Co-Operation and Development has adopted a set of international tax model rules known as the “Pillar Two” framework, a central component of which is the imposition of a global minimum corporate tax rate of 15%. Certain countries in which we or any of our subsidiaries operates, or in which we or any of our subsidiaries is organized, have enacted legislation implementing, and other countries are in the process of introducing legislation to implement, the Pillar Two minimum tax directive. In general, the Pillar Two minimum tax directive applies to entities that are members of a multinational group that has annual revenue of €750 million (approximately $780 million as of December 31, 2024) or more in the consolidated financial statements of their ultimate parent in at least two of the four fiscal years immediately preceding the fiscal year in which the test is applied.

Although we cannot predict with any certainty when we will reach the applicable revenue threshold for the application of the Pillar Two rules (or the corresponding legislation enacted in any particular country) to us, we do not expect to reach such threshold in the current year. To the extent we reach the Pillar Two applicable revenue threshold in the future, the Pillar Two rules could increase tax compliance complexity and uncertainty and result in additional administrative costs and income tax liabilities in those taxing jurisdictions that have implemented the Pillar Two minimum tax directive.

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

Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. If we were a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. tax consequences and certain information reporting requirements regardless of whether we remain a PFIC in subsequent years. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure that the nature of our assets, income, and operations will not change, or that we can avoid being treated as a PFIC for any future taxable year. Furthermore, the PFIC rules may change, which could result in us being treated as a PFIC in the future as a result of such change in law.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.      History and Development of the Company

Overview

Our operations have evolved from LNG shipping, floating regasification, floating liquefaction and combined cycle gas fired power to a focus on floating liquefaction operations. We design, convert, own and operate marine infrastructure for the liquefaction of natural gas. We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure solutions provide safe, competitive and sustainable ways of liquefying gas across the world. Our mission is to be recognized as an organization with an outstanding reputation for safe, reliable and cost-effective operations; to employ and develop talented people who can see the impact of what they do; to develop a portfolio of new FLNG infrastructure opportunities and convert the best opportunities into world class projects; and to be a great business partner, where combining skills and resources make a big difference.

Timeline of our business over the years

Beginning in 2021, we executed a strategic transformation, simplifying our business, unlocking value, and deleveraging our balance sheet. Key developments included asset divestments, 100% ownership in FLNG Hilli, and the execution of our third FLNG conversion EPC agreement.

Asset divestments
•LNG carriers and FSRU fleet: In 2022, we divested the majority of our LNG carrier fleet (Golar Seal, Golar Crystal, Golar Bear, Golar Frost, Golar Glacier, Golar Snow, Golar Kelvin and Golar Ice) and our FSRU Golar Tundra, generating net proceeds of $697.8 million.
•Listed equity holdings (NFE and CoolCo): In 2022 and 2023, we divested our holdings of 14.5 million NFE Shares and 12.5 million CoolCo shares, generating total proceeds of $671.2 million and $154.0 million, respectively. In March 2023, we also exchanged our remaining 4.1 million NFE Shares and $100.0 million in cash for NFE’s common units in FLNG Hilli.
•Gandria: In May 2023, we disposed of our LNG carrier, Gandria, for net proceeds of $15.2 million.
•Avenir: In January 2025, we sold our equity method investment in Avenir for $39.1 million.
•Golar Arctic: In March 2025, we competed the sale of our last LNG carrier for $24 million. Following this sale, we have fully exited our legacy shipping business.

FLNG expansion and developments
•FLNG Hilli: In December 2024, we acquired the remaining non-controlling interests in FLNG Hilli for $59.9 million. Following the acquisition, we attained full ownership and 100% of its financial results of FLNG Hilli. In 2024, we also entered into definitive agreements with SESA for a 20-year deployment of FLNG Hilli in offshore Argentina. The definitive agreements remain subject to certain conditions precedent, expected to be successfully completed in Q2 2025.
•FLNG Gimi: In August 2024, we entered into an agreement to resolve the LOA contract interpretation dispute with bp (the “Settlement Deed”) and an amendment to the LOA (“the Amendment Deed”) to realign the parties towards achieving COD for the GTA Project. Under the Amendment Deed, we are entitled to receive approximately $220 million of pre-COD cashflows, inclusive of milestone bonuses. FLNG Gimi is currently undergoing commissioning and COD is within the second quarter of 2025.

•MKII FLNG: In September 2024, we executed the EPC agreement with CIMC for our first 3.5mtpa MKII FLNG. The total budgeted project cost for the MKII FLNG conversion is estimated at $2.2 billion, inclusive of the donor vessel (Fuji LNG), yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the MKII FLNG to its operational site, excluding financing costs. The MKII FLNG is expected to be delivered in the fourth quarter of 2027.

The expected COD of FLNG Gimi within the second quarter of 2025, which triggers the commencement of the 20-year LOA with bp, the announced definitive agreements on the redeployment of FLNG Hilli post July 2026 to Argentina for 20 years; and the execution of the EPC agreement for our third FLNG conversion, the MKII FLNG, demonstrate our continued advancement in the FLNG sector. These developments strengthen our growth strategy, and we are well-positioned to pursue further FLNG opportunities moving forward.

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

B.      Business Overview

Our strategy is to provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, quick and low-cost solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

FLNG projects are a solution for stranded gas reserves (such as lean gas sourced from onshore or offshore fields) for which geographical, technical, political and economic limitations restrict the ability to convert these gas reserves into LNG. Our standardized FLNG units can be redeployed to new opportunities after producing a field and offer a viable economic alternative to the traditional giant land-based projects. Our liquefaction solution and quick execution model place liquefaction technology onboard an existing LNG carrier, ultimately converting that carrier into a fully commissioned FLNG. We are currently the only company with a proven track-record to deliver FLNG as a service to gas resource owners.

The FLNG industry is in the early stages of development, and we do not currently face significant competition from other providers of FLNG services. There are currently eight FLNGs on the water, including our two that provide liquefaction as a service (FLNG Hilli and FLNG Gimi), five FLNGs being used to liquefy the resource holder’s own gas and one being used to liquefy gas to service its downstream portfolio. Further, there are currently five FLNGs under conversion or construction, including our MKII FLNG. We anticipate that other companies will enter the FLNG industry at some point in the future, resulting in greater competition.

As of March 17, 2025, our fleet is comprised of two FLNGs on the water (FLNG Hilli and the FLNG Gimi) and one FLNG in conversion (Fuji LNG).

During 2024, we reported our financial results under three reportable segments: FLNG, Corporate and other and Shipping. Our operating segments align with our reportable segments. Following the sale of Golar Arctic and the arrival of Fuji LNG at CIMC’s yard for conversion in the first quarter of 2025, Golar has fully exited from its legacy shipping business. Thereafter we expect to operate in two reportable segments ((i) FLNG and (ii) Corporate and other). Refer to “Item 5. Operating and Financial Review and Prospects” for further discussion on the respective performance of our reportable segments.

As of March 17, 2025, an overview of our assets and key investments is as follows:

Vessel Name	Year of Delivery from Shipyard	Liquefaction Capacity (mtpa)	Flag	Type	Ownership	Counterparty	Current Contract Expiration
FLNG Hilli	2017	2.45	Marshall Islands	FLNG Moss	100%	Perenco/SNH	July 2026
FLNG Gimi	2023	2.7	Marshall Islands	FLNG Moss	70%	bp	20 years from COD
MKII FLNG (Fuji LNG)	Under conversion	3.5	Marshall Islands	Moss	100%	Under conversion	No current contract

FLNG Hilli

The FLNG Hilli conversion was completed in the shipyard in 2017, and commenced operations in 2018 following her successful commissioning. Pursuant to the LTA, FLNG Hilli's contracted liquefaction capacity is 1.2 million tonnes per annum (“mtpa”). In 2021, we entered into the third amendment to the LTA (“LTA Amendment 3”) with the Customer, which included a 0.2 mtpa capacity increase for contract year 2022, and an option to use additional capacity of up to 0.4 mtpa for contract year 2023 through to the end of the LTA term (of which the Customer opted to use 0.2 mtpa), resulting in an increase in the utilization of FLNG Hilli to 1.4 mtpa from January 2022 until the end of the LTA in July 2026. As of March 17, 2025, FLNG Hilli has offloaded a total of 129 LNG cargoes and produced around 9.0 million tonnes of LNG since the start of operations.

In 2024, we also entered into definitive agreements with SESA, subject to the successful completion of conditions precedent, for a 20-year deployment of FLNG Hilli offshore Argentina. The project receive gas from the Vaca Muerta shale deposit in the Neuquén Basin, the world’s second largest shale gas formation. The deployment expects to utilize 90% of the nameplate capacity of 2.45 mtpa, equivalent to 2.2 mtpa or a 36% capacity utilization increase from its current contract. The definitive agreements remain subject to certain conditions precedent, including an export license, environmental assessment and final investment decision by SESA, which are expected to be satisfied during the second quarter of 2025.

FLNG Gimi

In 2019, Gimi MS Corporation (“Gimi MS”) and our subsidiary Golar MS Operator S.A.R.L entered into a LOA in connection with the employment of the FLNG Gimi as part of the first phase of bp’s GTA Project situated off the coast of Mauritania and Senegal. FLNG Gimi is designed to produce approximately 2.7 mtpa, with the total gas resources in the field estimated to be around 15 trillion cubic feet.

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

From March 2023 to January 2024, Golar paid bp $110 million in liquidated damages linked to project delays. The liquidated damages amount will be deferred on the balance sheet. In August 2024, we entered into an agreement to resolve the Settlement Deed with bp. The Settlement Deed waives specified amounts payable and receivable between bp and Gimi MS and serves as a full and final settlement of the previously announced arbitration proceedings regarding Project Delay Payments. In parallel, an amendment was signed to align both parties towards achieving COD for the GTA Project (the “Amendment Deed”). The Amendment Deed introduced accelerated commissioning and simplified pre-COD contractual cash flows with a step-up mechanism for daily payments tied to project milestones, secured by defined long-stop dates. It also includes the potential for lump sum bonus payments upon achieving specific milestones. Golar expects to receive approximately $220 million in pre-COD compensation, inclusive of milestone bonuses, across 2024 and 2025. These cash flows will be deferred on the balance sheet. Post-COD, the Amendment Deed also reduces the guaranteed utilization base capacity of FLNG Gimi from 2.45 mtpa to 2.40 mtpa over the 20-year period.

Since October 2024, FLNG Gimi has been undergoing commissioning, and in January 2025, received first gas. The rest of the commissioning activities is expected to be completed within the second quarter of 2025. Pre-COD contractual cash flows are considered prepayments pursuant to the LOA, which contains a lease. These prepayments, comprising of prepaid rent and lease incentives, are deferred until lease commencement at COD. COD triggers the start of the 20-year LOA term that unlocks the equivalent of around $4.3 billion Adjusted EBITDA, of which we have a 70% ownership interest and recognition of the contractual day rate comprised of capital and operating elements.

MKII FLNG

In 2022, our board of directors approved capital expenditure for key long-lead items and a donor vessel for a future 3.5mpta MKII FLNG conversion project. Orders for these long-lead items were placed in 2022 and in 2023, we exercised our option to acquire an LNG carrier, the Fuji LNG, that had been identified as a suitable conversion donor vessel. In September 2024, we signed the EPC agreement with CIMC for conversion of Fuji LNG into our first 3.5mtpa MKII FLNG. Inclusive of the EPC agreement, conversion vessel, yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, the budget for the MKII FLNG conversion is estimated at $2.2 billion.

In January 2025, Fuji LNG discharged its final cargo as an LNG carrier, and entered CIMC’s shipyard in China for conversion in February 2025. The MKII FLNG is expected to be delivered in 2027 and be the first available FLNG capacity globally.

MKII FLNG is not yet to be contracted to a customer, however, we are progressing discussions for multiple suitable deployment opportunities, predominantly in South America and West Africa. We expect at least one of these opportunities to progress toward mutually acceptable contract during 2025.

Future FLNG Projects

We actively work to develop FLNG projects around the globe. We target FLNG developments that access attractive stranded-, associated- or flare-gas reserves that can be developed at a competitive cost of production. We target to work with gas resource owners and local authorities to structure projects with an attractive cash break even and commodity upside sharing. We seek tariffs where we combine a base tariff with a commodity exposed tariff element aligning all the FLNG project stakeholders. Development of any major FLNG project involves multiple stakeholders, including but not limited to, resource owners, national and international energy companies, governments, contractors, technology providers, regulators, and various international organizations and the speed of development of any future FLNG project is not always directly within our control.

We have developed three FLNG designs, as follows:

Mark I
The FLNG Hilli and FLNG Gimi are both Mark I FLNGs. Mark I has a nameplate capacity of up to 2.7 mtpa and is based on the conversion of a Moss-type LNG carrier. Sponsons that create the necessary deck space to house the liquefaction and gas processing topside equipment must first be built and added to either side of the LNG carrier before the topside equipment can be installed. To date, we have been successful in executing our Mark I program together with our contractors, Seatrium (formerly Keppel Shipyard) and Black & Veatch, who delivered both FLNG Hilli and FLNG Gimi.

Mark II
This FLNG design has a nameplate capacity of up to 3.5 mtpa and is also based on the conversion of a Moss-type LNG carrier. The Mark II design involves the construction of a new mid-ship section containing the liquefaction equipment. The higher nameplate capacity is possible because the mid-ship addition utilizes larger LNG liquefaction trains and allows for a more efficient configuration of the liquefaction equipment. This modularized approach to the conversion reduces the time required for conversion, delivery and commissioning of the Mark II design compared to our other two FLNG designs. This approach also increases the number of shipyards and fabricators that are capable of executing the conversion. This competition between contractors can reduce the construction cost per ton of capacity delivered, increase the number of yard slots available and helps us secure more attractive payment terms, financing solutions and other benefits.

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
Other investment
Macaw Energies

Macaw Energies, our wholly owned subsidiary, is committed to environmental innovation through its development of the land-based small-scale pilot flare to LNG (or “F2X”) technology. This pioneering solution captures flare gas, a prevalent byproduct of oil and gas operations, and converts it into LIQUIDFLARE®, offering a sustainable, low-carbon alternative to traditional fuels. The F2X technology aligns with circular economy principles by repurposing waste into a valuable energy resource, significantly cutting GHG emissions. The technology is engineered to be cost-effective, scalable, and adaptable to various flare gas compositions. Its scalability allows for customization to meet specific site requirements, with the capability to capture as low as 0.5 million standard cubic feet per day (“mmscfd”) of flare gas and handle over 30 mmscfd flare volumes by stacking units for larger operations.

Looking ahead to 2025, Macaw Energies plans to initiate a scale-up to enhance its decarbonization impact. This includes leveraging the F2X technology for methane venting, stranded gases and biogases, enhancing efficiency and promoting broader adoption across the energy sector.

Seasonality

Historically, LNG trade, and therefore commodity prices increased in the northern hemisphere winter months and eased in the summer months, as demand for LNG for heating increased in colder weather and declined in warmer weather. Seasonal demand during the summer months is however increasing due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others. Our tolling arrangements combine fixed price toll and exposure to the price of the underlying commodity. Due to the seasonal fluctuations in demand for, and, in turn, the price of, LNG and the nature of our tolling arrangements, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

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

We also actively work to manage the risks inherent in our business and are committed to preventing incidents that may compromise safety, such as fires, environmental spills or any harm to people. Additionally, we are committed to minimizing emissions and waste and have established key performance indicators to facilitate regular monitoring of operational performance, including lost time injury frequency monitoring, total recordable case frequency reporting, carbon dioxide, sulfur oxide, nitrogen oxide, methane and particulate matter emissions, total waste disposed of, spills, and crew retention rates, among others. We set targets to drive continuous improvement, and regularly review performance indicators to determine if remedial action is necessary to reach our targets.

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

As of March 17, 2025, all our vessels are currently “in class”. The FLNG Hilli and FLNG Gimi are certified by Det Norske Veritas. These class certificates are renewed every five years.

Our contractual vessel management obligations to certain customers have been outsourced to third-party ship managers. Outsourcing this non-core aspect of our operations affords operational and cost efficiency and provides appropriate access to supporting administrative functions.

Risk of Loss and Insurance

The operation of our FLNGs has inherent risks which includes mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities or pandemics. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

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

•business interruption insurance to protect us against loss of income in the event one of our vessels cannot be employed due to property damage that is covered under the terms of the insurance. Under our business interruption policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of eligible damage. The maximum coverage varies from 120 days to 360 days, depending on the vessel. The number of deductible days varies from 30 days to 90 days, depending on the vessel; and

•protection and indemnity insurance, which covers our third-party legal liabilities in connection with our vessel activities, is provided by mutual protection and indemnity associations (“P&I clubs”). This includes third-party liability and other liability arising from injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

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

We have also obtained ship manager’s liability insurance to protect us against contractual liabilities with one of our customers and insurances for our on-shore inventory and the global transport of materials for our operations, in addition to a company wide comprehensive third-party liability cover.

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

Environmental and Other Regulations

General

Our operations are subject to various international treaties and conventions and to the applicable local national and subnational laws and regulations of the countries in which our vessels operate or are registered. Such laws and regulations cover a variety of topics, including but not limited to air, water pollution, waste and oily waste and hazardous material management, protection of natural resources, biodiversity conservation and occupational health and safety of our offshore personnel, which may require us to obtain governmental permits and authorizations before we may conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical licenses could result in sanctions including suspension and/or freezing of our operations and responsibility for all damages arising from any violation.

Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations. Similar or more stringent laws, regulations and permitting requirements may also apply to our customers, including oil and gas exploration and production companies, which may impact demand for our services.

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

•U.S. and International Maritime Regulations

Our activities in the shipping industry are governed by international regulations set forth by the International Maritime Organization (“IMO”). Compliance with key regulations such as the International Safety Management Code, International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”), and amendments to the International Convention for the Safety of Life at Sea and the International Ship and Port Facility Security Code is imperative. Additionally, the IMO’s Marine Pollution standards, comprising six annexes including its amendments, impose environmental regulations on aspects like limits on sulfur and nitrogen oxide emissions, oil spills, harmful substances, sewage, and garbage management. While new emission control measures may arise, our vessels are powered by means other than heavy fuel oil and are not anticipated to incur significant operational costs. However, the evolving nature of IMO regulations poses uncertainties, and non-compliance may result in increased liability, penalties, insurance coverage reductions, or port access issues.

In U.S. waters, we are subject to various federal, state, and local laws and regulations relating to the protection of the environment, including the Oil Pollution Act, Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, and the Clean Air Act. Most recently, in October 2024, the U.S. Environmental Protection Agency issued its final Vessel Incidental Discharge National Standards of Performance, which updates the applicable standards for incidental discharge of pollutants from vessels in waters of the U.S. In addition to the general standards, the rule sets standards for specific pieces of vessel equipment and also establishes a system of “no-discharge zones” for areas that require greater environmental protection. In some cases, the applicable laws and regulations require governmental permits and authorizations before conducting certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.

Sustainability reporting

We have published our annual Environmental, Social and Governance (“ESG”) Report on our website since 2020.

The European Union’s CSRD, implemented in January 2023, significantly expands mandatory sustainability reporting for U.S. companies with operations in the EU. Although certain EU-based entities became subject to the CSRD beginning in 2024, non-EU companies with substantial activity in the EU are not required to begin reporting pursuant to the CSRD until the financial year beginning in 2028. As we have offices in the EU, we conducted an assessment to determine the applicability of CSRD to us and believe we are not subject to CSRD reporting obligations. However, there have been calls by certain EU nations for the delay in implementation of the CSRD and the European Commission published proposed changes to the CSRD in late February 2025. The potential impact of such changes, if any, are uncertain at this time. Further, The Commission released its final rule on climate-related disclosures on March 6, 2024, requiring the disclosure of certain climate-related risks and financial impacts, as well as GHG emissions. However, the implementation of the rule has been stayed pending the outcome of legal challenges and, on February 11, 2025, the Commission Chairman released a public statement and notified the U.S. Court of Appeals for the Eighth Circuit (where the challenges to the rule are consolidated) to hold off scheduling argument in the case to provide time for the Commission to further deliberate the final rule and determine next steps. The future of the Commission’s rule is uncertain at this time.

C.      Organizational Structure

For a list of our significant subsidiaries, see Exhibit 8.1 to this annual report and note 4 “Subsidiaries” of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Gimi MS.

D.      Property, Plant and Equipment

For information on our fleet, please see the section of “Item 4 - B. Business Overview”.

We do not own any interest in real estate. As of December 31, 2024, we lease the following office spaces: 10,700 square feet in London, England; 27,100 square feet in Oslo, Norway; 2,500 square feet in Hamilton, Bermuda; 2,100 square feet in Douala, Cameroon; 415 square feet in Nouakchott, Mauritania; and 130 square feet in Rio de Janeiro, Brazil.

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

Significant Developments since January 1, 2025

Significant developments since January 1, 2025 until March 17, 2025 are discussed below.

•Sale of remaining Avenir shares

In February 2025, we divested our remaining 39.1 million shares in Avenir at a price of $1.0 per share.

•Sale of Golar Arctic

In February 2025, we entered into an agreement with a third party to dispose our last remaining LNG carrier, the Golar Arctic for $24.0 million, before transaction related expenses. The transaction completed in March 2025 and we estimate a loss on disposal of $0.8 million. Following the sale, Golar will have fully exited its legacy shipping business.

•Dividends

In February 2025, we declared a dividend of $0.25 per share in respect of the three months ended December 31, 2024 to shareholders of record on March 11, 2025, which was paid on March 18, 2025.

•FLNG Gimi refinancing

In March 2025, we entered into finance lease agreements with a consortium of leading Chinese leasing companies for the refinancing of the existing FLNG Gimi debt facility. The sale leaseback facility will be approximately $1.2 billion. The transaction is subject to closing conditions including documentation and third-party approvals. The facility is expected to close within Q2 2025. The contemplated sale and leaseback facility will have a tenor of 12 years and a 17-year amortization profile, with quarterly repayment installments throughout the lease period. Upon closing and repayment of the existing debt facility, Gimi MS Corporation is expected to generate net proceeds of approximately $530.0 million. This amount includes the release of existing interest rate swaps. Golar will benefit from 70% of these proceeds, equivalent to approximately $371.0 million.

Factors Affecting Our Future Results of Operations and Financial Condition

Our historical results of operations may not be indicative of our future results of operations which may be principally affected for the following reasons:

•Timely completion of the FLNG Gimi commissioning and meeting our continued obligations under the LOA. The commissioning of FLNG Gimi, part of the GTA project, is a complex process that involves numerous specialized contractors. Delays or failures by the contractors, the customer or us to meet the terms of the respective agreements or the LOA could adversely impact our results of operations, our future cash flows owing to delays in unlocking our Adjusted EBITDA backlog.

•Utilization of FLNG Hilli and her future redeployment. If FLNG Hilli is unable to meet her contracted capacity in any given year, it could adversely affect our earnings and cash flows.

In July 2024, we entered into definitive agreements with SESA, for a 20-year deployment in Argentina, expected to begin LNG exports in 2027. The definitive agreements are subject to conditions precedent, including obtaining an export license, passing environmental assessments, and SESA’s final investment decision. Failure to meet these conditions or delays in the process could result in extended downtime, reduced revenue, and an adverse impact on our financial performance.

•Conversion and deployment of MKII FLNG. The successful conversion and deployment of the MKII FLNG is central to our growth strategy. However, this process carries several risks. We have entered into a EPC agreement with CIMC for the conversion of the Fuji LNG into a MKII FLNG, but we have yet to secure a committed customer following the conversion. Geopolitical tensions, sanctions, fluctuations in commodity prices, regulatory changes, and economic downturns could lead to delays or changes in the conversion timelines, which may affect customer decisions and delay contract negotiations. Additionally, the conversion requires substantial capital investment over several years. Financing arrangements may be challenging, and we may face stringent lender requirements and we may need to raise additional capital through borrowings or equity offerings.

•Our results are affected by fluctuations in the fair value of our derivative instruments. Our results are influenced by fluctuations in the fair value of our derivative instruments, which include oil and gas derivatives and interest rate swaps. These fluctuations may be significant as interest rates, foreign exchange rates, and commodity prices vary. As of December 31, 2024, all our commodity swaps have matured, and we are now exposed to the full impact of fluctuations in commodity prices.

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

FLNG tariff, net. FLNG tariff, net is a non-U.S. GAAP financial measure and is calculated by taking the liquefaction services revenue adjusted for the amortization of deferred commissioning period revenue and Day 1 gains on deferred revenues, the unwinding of liquidated damages, accrued underutilization, accrued overproduction revenue and the realized gains on oil and gas derivative instruments. FLNG tariff, net reflects the cash earnings of FLNG Hilli in a given period which consists of the base tolling fees, oil linked fees, gas linked fees, billed overproduction revenue and underutilization adjustment invoiced to the customer. Management believes that FLNG tariff, net increases the comparability of our FLNG performance from period to period and against the performance of other operational FLNGs. FLNG tariff, net should not be considered as an alternative to operating revenue or any other measure of our financial performance calculated in accordance with U.S. GAAP. See the section of this Item 5 entitled “A. Operating Results” included herein for a reconciliation of FLNG tariff, net to total operating income, the most comparable U.S. GAAP financial measure.

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

Adjusted EBITDA backlog. Adjusted EBITDA backlog is a non-U.S. GAAP financial measure and represents the share of contracted fee income for executed contracts or definitive agreements less forecasted operating expenses for these contracts/agreements. Adjusted EBITDA backlog should not be considered as an alternative to net income/(loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

A.      Operating Results

In connection with our year-end audit process, and subsequent to our February 27, 2025 earnings release related to the fourth quarter of 2024, we received the audited financial statements of our lessor VIE entity. To align with the lessor VIE's audited financial statements, we have subsequently recognized a non-current liability of $184.0 million and a corresponding reduction to non-controlling interest, which relates to a dividend declaration by the lessor VIE to a CSSC entity on December 31, 2024. Accordingly, this Form 20-F reflects the adjustment and as a result, contains financial information that is different from the information previously presented in our February 27, 2025 earnings release.

Reconciliations of the 2024 and 2023 consolidated net income/(loss) to Adjusted EBITDA are as follows:

	December 31,
(in thousands of $)	2024	2023
Net income/(loss)	80,793	(2,850)
Income tax (benefit)/expense	(18)	1,870
Income/(loss) before income taxes	80,775	(980)
Depreciation and amortization	53,526	50,294
Impairment of long-lived assets	22,933	5,021
Unrealized loss on oil and gas derivative instruments, net	101,862	284,658
Realized and unrealized mark-to-market losses on our investment in listed equity securities	—	62,308
Other non-operating loss/(income), net	7,000	(9,823)
Interest income	(37,350)	(46,061)
(Gains)/losses on derivative instruments, net	(65)	7,227
Other financial items, net	4,317	900
Net loss from equity method investments (1)	7,502	2,520
Net income from discontinued operations	—	(293)
Adjusted EBITDA	240,500	355,771
(1) Please refer to the individual reportable segments below for discussions on net loss from equity method investments.

Discussed below are the financial statement line items of our consolidated results of operations for the years ended December 31, 2024 and 2023 that are not covered by the segmental analysis presented later in this section:

Depreciation and amortization: Depreciation and amortization decreased by $3.2 million in 2024 compared to 2023, primarily due to the commencement of the Fuji LNG's depreciation following her acquisition in March 2024 and increased amortization for the Golar Arctic following the completion of her drydock in November 2023.

Impairment of long-lived assets: The impairment charge of $22.9 million in 2024 is associated with the Golar Arctic. During 2024, we engaged in discussions with multiple potential buyers regarding the sale of the vessel, however, no binding agreement was reached as of December 31, 2024. Although the vessel did not meet the criteria for classification as held for sale, we conducted an impairment assessment based on the third-party purchase offers received during the year as it more accurately reflected the vessel's exit price. As a result, an impairment charge of $22.9 million was recognized as of December 31, 2024.

The impairment charge of $5.0 million in 2023 is associated with previously owned LNG carrier, Gandria. In May 2023, we entered into an agreement to sell the Gandria for net consideration of $15.2 million, which resulted in an impairment charge at the measurement date.

Unrealized loss on the oil and gas derivative instruments, net:

	December 31,
(in thousands of $)	2024	2023
Unrealized mark-to-market adjustment for commodity swap derivatives	(48,079)	(65,290)
Unrealized loss on FLNG Hilli’s oil derivative instrument	(47,272)	(76,847)
Unrealized loss on FLNG Hilli’s gas derivative instrument	(6,511)	(142,521)
Unrealized loss on oil and gas derivative instruments, net	(101,862)	(284,658)

•Unrealized mark-to-market (MTM) adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the the Dutch Title Transfer Facility ("TTF") linked earnings (100% of which are attributable to us). The decrease in unrealized MTM loss of $17.2 million in 2024 compared to 2023, was due to 50% reduction in the hedged exposure of TTF gas price curves. Our exposure is economically hedged our exposure by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties of which the resultant adjustments are presented in “Realized MTM adjustment on commodity swap derivatives” in the consolidated statements of operations.

•Unrealized loss on FLNG Hilli’s oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The decrease in unrealized loss of $29.6 million in 2024 compared 2023, was largely driven by the volatility in the future Brent linked crude oil price curves over the LTA’s remaining term.

•Unrealized loss on FLNG Hilli’s gas derivative instrument: This reflects the mark-to-market (“MTM”) movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa incremental LNG capacity over the remaining term of the LTA which is linked to the TTF gas prices and forecast Euro/USD exchange rates. The decrease in unrealized MTM loss of $136.0 million in 2024 compared 2023, was primarily driven by the volatility in the future TTF linked gas price curves over the LTA’s remaining term.

Realized and unrealized (losses)/gains on our investment in listed equity securities: This reflects the MTM movements related to changes in the fair value of the Class A NFE common shares (“NFE Shares”). In 2023, we sold 1.2 million of our NFE shares at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million, which resulted in realized MTM losses of $62.3 million. Following these disposals, we no longer hold any listed equity securities. There was no comparable transaction in 2024.

Other non-operating loss

	December 31,
(in thousands of $)	2024	2023
Dividend income from our investment in listed equity securities	—	9,823
Others	(7,000)	—
Other non-operating loss, net	(7,000)	9,823

•Dividend income from our investment in listed equity securities: This reflects the dividend income received in relation to our NFE Shares prior to disposal. There was no comparable income in 2024.

•Others: This relates to payments to Seatrium in relation to Hilli's utilization bonus and termination fee on our historical third FLNG conversion main building contract. There were no comparable payments made in 2023.

Interest income: The decrease of $8.7 million interest income in 2024 compared to 2023, was primarily due to lower average balance placed in short-term money-market deposits during the year. As of December 31, 2024 and 2023, the cash held in short-term money-market deposits amounted to $301.8 million and $481.7 million, respectively.

Gains/(losses) on derivative instruments, net:

	December 31,
(in thousands of $)	2024	2023
Net interest income on undesignated interest rate swaps (“IRS”) derivatives	6,036	8,356
Unrealized MTM adjustment for IRS derivatives	(5,971)	(15,583)
Gains/(losses) on derivative instruments, net	65	(7,227)

•Net interest income on undesignated IRS derivatives: This reflects the net interest exposure in relation to our IRS derivatives. The decrease of $2.3 million net interest income in 2024 compared to 2023, was driven largely by the movements in reference rates.

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of December 31, 2024 and 2023, we have an IRS portfolio with a notional amount of $518.5 million and $709.4 million respectively, none of which are designated as hedges for accounting purposes. The decrease in unrealized MTM loss of $9.6 million in 2024 compared to 2023, was driven by lower notional values of our swap portfolio partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties.

Other financial items, net:

	December 31,
(in thousands of $)	2024	2023
Financing arrangement fees and other related costs	(5,157)	(1,667)
Amortization of debt guarantees	1,432	2,019
Foreign exchange gain/(loss) on operations	205	(941)
Other	(797)	(311)
Other financials items, net	(4,317)	(900)

•Financing arrangement fees and other related costs: The increase in financing arrangement fees and other related costs $3.5 million in 2024 compared to 2023, were primarily due to:
•$5.0 million in fees incurred from the parent of the FLNG Hilli's lessor variable interest entity (“VIE”) which we consolidate. There were no comparable charges in 2023; and
•partially offset by $1.3 million non-recurring loss recognized in 2023 related to the repurchase and re-issuance of senior unsecured bonds due October 2025 (the “2021 Unsecured Bonds”). There were no comparable charges in 2024.
•Foreign exchange gain/(loss) on operations: The decrease in foreign exchange loss of $1.1 million in 2024 compared to 2023, was primarily driven by favorable foreign exchange movements of the Norwegian Krone and British Pound Sterling against the U.S. Dollar.

Net loss from equity method investments: This represents our share of earnings from our equity accounted investments. The increase of $5.0 million in net loss from equity method investments in 2024 compared to 2023, were primarily due to:

•$2.6 million related to our equity method investments in Avenir and Higas. In 2024, Avenir divested its ownership of the LNG storage terminal in Sardinia, creating a new entity, Higas, in which we acquired a 25% shareholding. As part of this transaction, we sold 3.6 million Avenir shares at $1.095 per share, recognizing a $0.5 million gain on partial disposal. However, due to continued uncertainties surrounding the inclusion of the Higas terminal in the regulatory framework, we fully impaired our investment in Higas as of December 31, 2024. There was no comparable impairment charge in 2023; and
•$2.3 million decrease in our share in the net earnings from CoolCo, comprising $1.5 million share of earnings and $0.8 million gain on disposal of our CoolCo shares in 2023.

The following details our operating results and the resultant Adjusted EBITDA for our reportable segments for the years ended December 31, 2024 and 2023.

FLNG segment

This relates to activities of the FLNG Hilli and our other FLNG projects.

	December 31,
(in thousands of $)	2024	2023
Total operating revenues	224,959	245,418
Realized gain on oil and gas derivative instruments, net	141,088	199,907
Vessel operating expenses	(82,284)	(65,748)
Voyage, charterhire and commission expenses	—	(583)
Administrative expenses	(1,269)	(417)
Project development expenses	(7,258)	(4,151)
Other operating income	469	15,542
Adjusted EBITDA	275,705	389,968

Other Financial Data:
Liquefaction services revenue	224,959	245,418
Amortization of deferred commissioning period revenue, amortization of Day 1 gains, accrued overproduction revenue(1), underutilization adjustment and other	(16,245)	(36,228)
Realized gain on oil and gas derivative instruments, net	141,088	199,907
FLNG tariff, net	349,802	409,097
(1) Accrued overproduction revenue relates to revenue accrued for production in excess of the FLNG Hilli’s annual contracted base capacity pursuant to LTA Amendments 2 and 4 (as defined herein).

Total operating revenues:

	December 31,
(in thousands of $)	2024	2023
Base tolling fee	204,501	204,501
Amortization of deferred commissioning period revenue	4,131	4,120
Amortization of Day 1 gains	12,575	12,541
Overproduction	102	20,129
Incremental base tolling fee	5,000	5,000
Other	(1,350)	(873)
Total operating revenues	224,959	245,418
•Base tolling fee: Under the terms of the LTA, we invoice and recognize base tolling fees up to the contracted annual base capacity so long as actual production is 95% of the contracted base capacity, provided that there are no services unavailability considered our fault in a given contract year.
•Amortization of Day 1 gains: This relates to the amortization of the FLNG Hilli’s deferred Day 1 gains on the oil and gas derivative instruments embedded in the LTA. In July 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 mtpa of LNG for the contract year 2022. In July 2022, the Customer exercised the option to maintain the increased annual contracted volume of 1.4 million tonnes from January 2023 until July 2026 (the “2023+ expansion capacity”) resulting to the extension to the initial amortization profile of the TTF linked Day 1 gain until July 2026.

•Overproduction: In March 2021, we entered into the second amendment to the LTA, changing the contract term from a fixed capacity of 500.0 billion cubic feet to a fixed term ending on July 18, 2026 (“LTA Amendment 2”). This amendment also permits billing adjustments for production variances commencing in 2019. Overproduction is invoiced at the end of each contract year, while underutilization (which is capped per contract year) is a reduction against our final invoice to the Customer at the end of the LTA in July 2026.
In 2023, we amended the LTA to increase contracted capacity for 2023 by 0.04 million tonnes (from 1.4 million tonnes to 1.44 million tonnes) by incorporating 2022 underutilization into 2023 LNG production (the “LTA Amendment 4”). The increased production target was met, releasing the 2022 underutilization liability of $35.8 million to our consolidated statement of operations in 2023, of which $20.1 million is recognized in “Liquefaction services revenue” and $15.7 million is recognized in “Other operating income”. In 2024, the contracted capacity reverted to 1.4 million tonnes and we have accrued overproduction revenue of $0.6 million of which $0.1 million is recognized in “Liquefaction services revenue” and $0.5 million in “Other operating income”.

Realized gain on oil and gas derivative instrument, net:

	December 31,
(in thousands of $)	2024	2023
Realized gain on FLNG Hilli’s oil derivative instrument	68,700	73,120
Realized MTM adjustment on commodity swap derivatives	49,438	87,555
Realized gain on FLNG Hilli’s gas derivative instrument	22,950	39,232
Realized gain on oil and gas derivative instruments, net	141,088	199,907
•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The decrease of $4.4 million in 2024 compared to 2023, was driven by the decreased three-month look-back average oil price of $82.0/barrel for 2024 compared to $83.4/barrel for 2023.
•Realized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to LTA Amendment 2 (100% of which were attributable to us). The decrease of $38.1 million in 2024 compared to 2023 was driven by a 50% reduction in the hedged exposure of TTF gas price curves.
•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF and the Euro/USD foreign exchange movements. The decrease of $16.3 million in 2024 compared to 2023, was driven by the decreased TTF prices based on one-month look-back average price of €33.8 for 2024 compared to €47.7 for 2023, partially offset by favorable foreign exchange movements of the Euro against the U.S. Dollar of an average 1.083 in 2024 compared to 1.078 in 2023.

FLNG tariff, net: The decrease of $59.3 million in FLNG tariff, net in 2024 compared to 2023, was primarily due to the decrease in the realized gains on FLNG Hilli’s oil and gas derivative instruments, net.

Vessel operating expenses: The increase of $16.5 million in vessel operating expenses in 2024 compared to 2023, were primarily due to:
•$10.0 million increase in FLNG Gimi's operating expenses resulting from the postponement of commissioning activities, wherein certain costs incurred toward COD did not meet the criteria for capitalization instead were deemed essential operating costs to maintain the FLNG Gimi's exclusive availability and operational readiness. There were no comparable expenses in 2023;
•$7.6 million increase in FLNG Hilli's operating expenses, primarily due to a $5.8 million increase in management fees and a $2.2 million increase in crew costs given 2023 costs were suppressed by the release of accruals for crew taxes following the finalization of the 2022 local tax return in 2023; and
•partially offset by a $1.0 million decrease in the Gandria's operating expenses following completion of its sale in November 2023.
Project development expenses: This comprised of non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in the exploratory stages. The increase of $3.1 million in project development expenses in 2024 compared to 2023, was primarily driven by higher cost incurred in pursuing FLNG opportunities in Argentina in 2024, whereas in 2023, costs were incurred on assessing and pursuing the broader FLNG growth opportunities.

Corporate and other segment
This relates to our activities including administrative and ship operation and maintenance services. We have offices in Bermuda, Douala, London, Nouakchott and Oslo that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting, treasury, HR and legal services.

	December 31,
(in thousands of $)	2024	2023
Total operating revenues	23,067	35,086
Vessel operating expenses	(22,644)	(19,248)
Voyage, charterhire and commission expenses	(33)	(19)
Administrative expenses	(26,210)	(33,031)
Project development expenses	(5,082)	(34,909)
Other operating income	—	7,817
Adjusted EBITDA	(30,902)	(44,304)

Total operating revenues: The decrease of $12.0 million in total operating revenues in 2024 compared to 2023, were primarily due:
•$13.8 million decrease in revenue following completion of drydocking, site commissioning and hook-up services for Italis LNG (formerly Golar Tundra) in May 2023 (the “Development Agreement”). There was no comparable revenue for the same period in 2024;
•$1.6 million decrease in vessel management and administrative service fees, mainly charged to our former equity method investment, CoolCo; and
•partially offset by $3.4 million increase in vessel operation and maintenance fees for Italis LNG, which commenced in late May 2023.

Vessel operating expenses: This relates to the cost to operate and maintain the FSRUs LNG Croatia and the Italis LNG. The increase of $3.4 million in vessel operating expenses in 2024 compared to 2023, were primarily due:
•$8.0 million increase in vessel operating expenses for Italis LNG, which commenced operations in late May 2023; and
•partially offset by $4.2 million decrease in vessel operating expenses for the Italis LNG following completion of the Development Agreement.

Administrative expenses: The decrease of $6.8 million in administrative expenses in 2024 compared to 2023, were primarily due:
•$9.3 million allocation of management and consultancy fees to vessel operating expenses in our FLNG segment reflecting increased time spent on FLNG activities; partially offset by
•$1.2 million increase in net periodic benefit costs, driven by the execution of a buy-in insurance agreement in relation to one of our defined benefit pension plans; and
•$1.0 million increase in employee stock compensation costs following new awards granted in 2024 and the vesting of awards from prior years.

Project development expenses: The decrease in project development expenses of $29.8 million in 2024 compared to 2023, were primarily due:
•$26.4 million decrease in professional fees and cost of materials following the completion of the Development Agreement for the Italis LNG in May 2023. There were no comparable expenses in 2024;
•$8.1 million decrease in engineering and professional fees related to the intended sale of Golar Arctic to Snam following her contemplated conversion to FSRU (the “Arctic SPA”) which was terminated in June 2023 when Snam’s option to exercise the notice to proceed lapsed. There were no comparable expenses in 2024; and
•$4.6 million increase in professional and consultancy fees in relation to Macaw's flare to gas project in 2024 as compared to 2023.

Other operating income: In June 2023, Snam's option to exercise the notice to proceed with the Arctic SPA lapsed. Consequently, we retained and recognized the non-refundable first advance payment of $7.8 million as income. There was no comparable income for the same period in 2024.

Shipping segment
This comprises of the operations of LNG transportation. We have historically operated and subsequently chartered out LNG carriers on fixed terms to customers.

	December 31,
(in thousands of $)	2024	2023
Total operating revenues	12,346	17,925
Vessel operating expenses	(11,840)	(6,153)
Voyage, charterhire and commission expenses, net	(4,782)	(1,581)
Administrative (expenses)/income	(26)	(14)
Project development expenses	(1)	(70)
Adjusted EBITDA	(4,303)	10,107

Total operating revenues: The decrease of $5.6 million in total operating revenues in 2024 compared to 2023, were primarily due:
•$14.9 million lower Golar Arctic revenue given she was mostly on commercial waiting time during 2024; and
•partially offset by a $9.3 million increase in revenue from Fuji LNG following its acquisition in March 2024. The Fuji LNG was operating as an LNG carrier until her entry to the shipyard for conversion to an FLNG in early 2025.

Vessel operating expenses: The increase of $5.7 million in vessel operating expenses in 2024 compared to 2023, were primarily due:
•$4.6 million increase due to the operations of the Fuji LNG following its acquisition in March 2024; and
•$1.6 million increase in insurance costs due to the war risk insurance rebate receipt in March 2023. There were no comparable credits for the same period in 2024.

Voyage, charterhire and commission expenses: This comprised of charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $3.2 million in voyage, charterhire and commission expenses in 2024 compared to 2023 was primarily due to higher fuel consumption for the Golar Arctic and the Fuji LNG resulting from longer commercial waiting time.

Please refer to Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on March 28, 2024, Item 5 Operating and Financial Review and Prospects - A. Operating Results, for the management discussion and analysis of the operating results for 2023 compared to 2022.

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

Our funding and treasury activities are conducted in accordance with our established corporate policies to maximize investment returns while maintaining appropriate liquidity for our working capital requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in GBP, NOK, Singapore Dollars, Euros, BRL, Mauritanian Ouguiya (“MRU”) and Central African Francs (“XAF”). We have used derivative instruments for interest rate, foreign currency and commodity risk management purposes.

Our short-term liquidity requirements are primarily for the servicing of our debt, payment of dividends, working capital, potential investments, contracted FLNG conversion projects (FLNG Gimi for the LOA) and MKII FLNG project related commitments. We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations and our planned liquidity-enhancing initiatives (see note 1 of our consolidated financial statements included herein), will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of December 31, 2024, we had cash and cash equivalents (including short-term deposits and restricted cash) of $716.6 million, of which $150.2 million is restricted cash. Included within restricted cash is $61.0 million in respect of the issuance of the Hilli LLC by a financial institution in relation to the FLNG Hilli, $58.1 million cash comprised of earnings from the Gimi, $17.5 million cash belonging to the lessor VIE that we are required to consolidate under US GAAP, $12.7 million in respect of the LNG Hrvatska O&M Agreement and $0.9 million relating to office leases. Refer to note 15 “Restricted Cash and Short-term Deposits” of our consolidated financial statements included herein for additional details.

Since December 31, 2024, significant transactions impacting our cash flows include:

Receipts of:
•$39.1 million proceeds from the divestment of our shareholding in Avenir;
•$38.1 million of pre-commissioning contractual cash flows received in relation to the Gimi LOA; and
•$23.5 million net proceeds from the sale of Golar Arctic.

Payments of:
•$104.9 million of additions to the asset under development, the MKII FLNG;
•$37.4 million of scheduled loan and interest repayments, including net settlement of our interest rate swaps;
•$26.1 million relating to the quarterly dividend;
•$21.3 million of additions to the asset under development, the FLNG Gimi;
•$9.8 million of capital contribution to Southern Energy; and
•$0.5 million relating to a drawdown under the revolving shareholder loan provided to Higas.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding future investments and our conversion projects and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing debt arrangements, and public and private debt or equity offerings.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	December 31,
(in thousands of $)	2024	2023
Net cash provided by continuing operations	318,241	134,606
Net cash provided by discontinued operations	—	276
Net cash used in investing activities	(416,981)	(131,709)
Net cash provided/(used in) financing activities	43,852	(244,953)
Net movement in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale	—	369
Net decrease in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	(54,888)	(241,411)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	771,470	1,012,881
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	716,582	771,470

Continuing and discontinued operations

Our key source of cash is from FLNG Hilli's operations. We also generate cash through our vessel management services and time charters on our FSRU operate and manage contracts. Our primary uses of cash for operating activities include crew, repairs and maintenance, spares, stores and consumables and insurance costs. Other uses of cash from operating activities include employee compensation and benefits, audit and accounting fees, legal fees, and other general corporate expenditures. Net cash provided by operating activities increased by $183.6 million in 2024 compared to 2023, primarily due to an increase of $172.5 million in pre-COD contractual cash flows, reflecting net receipts of $97.6 million in 2024 compared to payments of $74.9 million in 2023, following the execution of the Gimi LOA Amendment Deed, partially offset by operational expenditures.

The net cash provided by discontinued operations of $0.3 million for the year ended December 31, 2023 was in relation to the disposal of our vessel operations in Malaysia to CoolCo which was completed in May 2023. There was no comparable cash movement in 2024.

Investing activities

Cash provided by investing activities consists primarily of proceeds from subscription of equity interest, sales of our equity method investments, long-lived assets and investment in equity securities. Cash used in investing activities consists primarily of FLNG conversion expenditure, loans to related party, and payments for acquisitions.

Net cash used in investing activities increased by $285.3 million in 2024 compared to 2023, primarily due to $150.8 million lower proceeds from subscription of equity interest in Gimi Corporation, disposals of our equity method investments, long-lived assets and investment in equity securities and $113.3 million higher cost related to FLNG conversions including MKII FLNG donor vessel, following the execution of the MKII FLNG EPC.

We anticipate making capital expenditures of approximately $0.7 billion in 2025 in relation to our MKII FLNG conversion.

Financing activities

Cash provided by financing activities consists primarily of proceeds from issuance and drawdown of debt and share-based award activities. Cash used in financing activities consists primarily of repayments of debt, payment of dividends and financing costs, repurchases of shares and acquisition of non-controlling interest.

Net cash provided by financing activities increased by $288.8 million in 2024 compared to 2023, primarily due to $215.1 million proceeds from issuance and drawdown of debt, $47.5 million lower purchases of treasury shares and $40.1 million lesser payments to acquire the non-controlling interests of Hilli LLC, partially offset by an increase in dividend payments of $12.5 million.

Please refer to Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on March 28, 2024, Item 5 Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Cash Flows, for the management discussion and analysis of the operating results for 2023 compared to 2022.

Borrowing Activities

As of December 31, 2024, we were in compliance with all our covenants under our various loan agreements. See note 21 “Debt” in our consolidated financial statements included herein for additional information.

Derivatives

As of December 31, 2024, we use financial instruments to reduce the risk associated with fluctuations in interest rates, commodity prices and foreign currency exchange rates. See note 27 “Financial Instruments” in our consolidated financial statements included herein for additional information.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2024:

(in millions of $)	Total Obligation	Due in 2025	Due in 2026 – 2027	Due in 2028 – 2029	Due Thereafter
Financing
Gross Golar long-term and short-term debt(1)	1,160.6	248.0	116.7	416.7	379.2
Capital lease obligations between Golar and the lessor VIE(1)	314.5	279.0	35.5	—	—
Interest commitments on long-term debt and other interest rate swaps(2)	285.3	59.8	115.4	100.9	9.2
Capital expenditure commitments(3)
FLNG Gimi	147.4	147.4	—	—	—
MKII FLNG	1,794.4	669.5	857.4	267.5	—
Total	3,702.2	1,403.7	1,125.0	785.1	388.4
(1)The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude accrued interest. Refer to note 21 of our audited consolidated financial statements included herein for additional information.
(2)Our interest commitment on our long-term debt is calculated based on assumed SOFR rates of between 4.01% to 4.49% and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.
(3)This excludes our outstanding committed funding to Macaw Energies amounting to $2.7 million.

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

Judgments and estimates: We apply significant judgments in identifying impairment indicators and estimating future undiscounted cash flows in our recoverability assessment. Our market value estimates assume that our long-lived assets are in good, seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind and able to meet all contractual requirements. For FLNG Hilli, we estimate returns based on undiscounted cash flows from her current contract and post-2026 deployment opportunity in Argentina, which remains subject to conditions precedent. The estimated undiscounted cashflows are highly subjective and dependent on market conditions and successful satisfaction of the deployment contract’s conditions precedent. If there is a significant change in our estimates, this could constitute an impairment indicator.

Effect if actual results differ from assumptions: Although we believe our impairment assessments are based on reasonable and appropriate estimate at the time they were made, if our estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement vary significantly from our forecasts, management may be required to perform a step two impairment analysis that could potentially expose us to material impairment charges in the future. Additionally, while we intend to hold and operate our long-lived assets, our estimate of its market value may not be indicative of the current or future market value or prices that we could achieve, if we were to sell, resulting to a material loss.

Impairment of asset under development

Description: We continually monitor events or changes in circumstances that could indicate that the carrying value of FLNG Gimi and MKII FLNG, our assets under development, may not be fully recoverable, particularly MKII FLNG which remains uncontracted. We calculate forecasted returns on undiscounted cash flows for each project, considering initial construction through commercial operations with a customer or potential market opportunities in the case of MKII FLNG. When an impairment indicator is identified, we perform a recoverability assessment by comparing the total budgeted conversion costs for FLNG Gimi and MKII FLNG to its projected undiscounted cash flows. If our projected undiscounted cash flows are lower than the total budgeted conversion cost for each project, we recognize an impairment loss.

Judgments and estimates: The estimated undiscounted cash flows are highly subjective and dependent on future events. If there is a significant change in the estimates, this could constitute an impairment indicator. Significant judgment is applied in determining the estimated undiscounted cash flows which includes the duration of the commissioning profile, pre-commissioning contractual cash flows, estimated commercial operation date, projected future production and anticipated capital and operational costs.

Effect if actual results differ from assumptions: Although we believe the underlying assumptions supporting our impairment assessment are reasonable and appropriate at the time they were made, if the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement vary significantly from our estimates, management may be required to perform step two of the impairment analysis that potentially could expose us to material impairment charges in the future.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 “Recently Issued Accounting Standards”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	62	Chairman of our Board and Director
Daniel Rabun	70	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Thorleif Egeli	61	Director and Audit Committee member
Carl Steen	74	Director, Compensation Committee Chairperson and Nomination Committee Chairperson
Niels Stolt-Nielsen	60	Director and Compensation Committee member
Lori Wheeler Naess	54	Director and Audit Committee Chairperson
Georgina Sousa	74	Director

Tor Olav Trøim has served as a director since September 2011 and was appointed as the Chairman of the Board in September 2017. Mr. Trøim is founder and sole shareholder of Magni Partners (Bermuda) Limited (“Magni Partners”). He is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the UK. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a Director of Sea Tankers Management Co. Ltd. from 1995 until September 2014. During this period, he was also Chief Executive Officer (“CEO”) at Seadrill Limited, Frontline Ltd., Ship Finance International Limited and Golar LNG Partners LP. He was CEO of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. Mr. Trøim graduated with a Master of Science (“MSc”) degree in naval architecture from the University of Trondheim, Norway in 1985. Other directorships and management positions include Magni Partners (Founding Partner), Borr Drilling Limited (Chairman), Stolt-Nielsen Limited (Director) and Magni Sports AS (Director).

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. Mr. Rabun stepped down as Chairman in September 2017 and was appointed a non-executive director on that date. He also serves as a member of our Audit Committee and Compensation Committee and is the Chairperson of the Nomination Committee. He joined Ensco plc in March 2006 as President, was appointed to serve as CEO from January 2007 and was elected Chairman of the Board of Directors in May 2007. Mr. Rabun retired from Ensco plc as President and CEO in May 2014 and as Chairman in May 2015. Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. Mr. Rabun also serves as a non-executive director and a member of the Compensation Committee of Borr Drilling Limited since April 2023, and a non-executive director of ChampionX Corporation (“ChampionX”) since 2018, where he is currently the non-executive Chairman and a member of the Management Development and Compensation Committee and Chairman of the Governance and Nominations Committee. Mr. Rabun previously served as a non-executive director and a member of the Audit Committee and the Corporate Responsibility, Governance and Nominations Committee of APA Corporation (formerly Apache Corp.) until May 2024. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctor Degree from Southern Methodist University. He has been a U.S. Certified Public Accountant and a member of the Texas Bar.

Thorleif Egeli was appointed as a director and as member of the Audit Committee in September 2018 and February 2023, respectively. Until May 2018, Mr. Egeli was Vice President of Schlumberger Production Management – North America managing the non-operating Exploration & Production assets for Schlumberger in the US, Canada and Argentina. Prior to this he held a number of senior positions within Schlumberger having begun his career with Schlumberger in 1990 as a field engineer. Between October 2009 and April 2013, Mr. Egeli held a number of positions within Archer including President Latin America, Corporate Marketing and Chief Operating Officer (“COO”); before re-joining Schlumberger in 2013. Appointed in June 2018, Mr. Egeli also serves on the Board of Directors of Stimline, an international well intervention and completion company headquartered in Kristiansand, Norway. Mr. Egeli holds MSc in Mechanical Engineering and a Master of Business Administration (“MBA”) from Rotterdam School of Management, Holland.

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

Niels Stolt-Nielsen joined the board in September 2015 and currently serves on our Compensation Committee. He is also a Chairman of Avenir LNG and Chairman of Stolt-Nielsen, which includes world-leading business in global bulk-liquid and chemical logistics, an innovative business in land-based aquaculture and a number of LNG joint ventures and investments. He brings with him extensive shipping, logistical and strategic leadership experience.

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board, Corporate Governance Committee, Nominating Committee and Audit Committee of Opera Limited, a U.S.-listed company and was appointed as a director of 2020 Bulkers Ltd. in September 2024. Ms. Naess was a director at PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012, she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant (inactive).

Georgina Sousa was appointed as a director in September 2019. She also served as company secretary from May 2019 until March 2022. She currently serves as a director of Himalaya Shipping Ltd. Ms. Sousa was employed by Golar Management (Bermuda) Limited (GMBL) as Managing Director from January 2019 until her retirement in March 2022. She previously served as a director and company secretary of Borr Drilling Limited and 2020 Bulkers Ltd from February 2019 to February 2022. Prior to joining GMBL, Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018 and served as a director and secretary of Frontline Ltd., North Atlantic Drilling Ltd., Sevan Drilling, Northern Drilling Ltd., Flex LNG LTD and Seadrill. Until January 2007, Ms. Sousa was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 Ms. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as secretary and from 1982 to 1993, she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary.

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report:

Name	Age	Position
Karl Fredrik Staubo	38	Chief Executive Officer – Golar Management AS
Eduardo Maranhão	41	Chief Financial Officer – Golar Management Ltd
Ragnar Nes	57	Chief Operating Officer – Golar Management AS
Morten Skjong	38	Chief Technical Officer - Golar Management AS
Federico Peterson	55	Chief Commercial Officer – Golar Management Ltd

Karl Fredrik Staubo was appointed as our CEO in May 2021. Prior to this role he served as our Chief Financial Officer ("CFO") from September 2020 and as CEO of Golar Partners from May 2020 until the closing of the GMLP Merger. Mr. Staubo has over 14 years of experience advising and investing in shipping, energy and infrastructure companies. Mr. Staubo worked in the Corporate Finance division of Clarkson’s Platou Securities, including as Head of Shipping, from June 2010 until September 2018. Subsequent to his time at Clarkson’s, Mr. Staubo has worked as a partner at Magni Partners Ltd since October 2018. During his time with Magni Partners Ltd, Mr. Staubo worked as an advisor to the Golar group. He has an MA in Business Studies and Economics from the University of Edinburgh.

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

Morten Skjong joined Golar in 2016 and was appointed Chief Technical Officer in December 2024. Mr. Skjong has previously held various roles in the Company, most recently as Project Manager for the MKII FLNG project, and has managed front end business development opportunities and served in the project management team of the FLNG Gimi project. Prior to joining Golar, Mr. Skjong worked with Safetec Nordic AS as an advisor to energy companies on safety and risk management frameworks and process safety. He has a MSc degree in Industrial Mathematics from the Norwegian University of Science Technology in Trondheim, Norway.

Federico Peterson joined Golar as Chief Commercial Officer in April 2024. Prior to joining Golar, Mr. Peterson served as a member of the Executive Management Team of VTTI, as the Global Head of Business Development. Mr. Federico spent 18 years in senior M&A and Business Development positions at Schlumberger Limited, Equinor, BG Group plc and Wintershall Dea, where he led, originated and executed asset and corporate transactions in the global energy space (upstream, storage, LNG, power generation). Mr Peterson started his career as an actuary with PwC in Argentina. Mr. Peterson has a Bachelor of Science degree in Actuarial Science from Universidad de Buenos Aires and an MBA from London Business School.

B.      Compensation

For the year ended December 31, 2024, we paid our directors and executive officers aggregate cash compensation (including bonus) of $4.7 million and an aggregate amount of $0.1 million for pension and retirement benefits. During the year ended December 31, 2024, we awarded our executive officers 50,030 restricted stock units and granted 860,000 share options, which vest in equal increments over three years from respective award date or grant date. We also awarded our directors 49,511 fully vested stock awards during the year ended December 31, 2024. For a description of our share based payment plan please refer to the section of this item entitled “E. Share Ownership - Share Based Payment Plan” below.

We recognized $4.2 million share based compensation expense issued to certain of our directors and executive officers. See note 26 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

C.      Board Practices

Our directors do not have service contracts with us and do not receive any benefits upon termination of their directorships. Our board of directors established an Audit Committee in July 2005, which is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors and oversees our management assessment of internal controls and procedures, as more fully set forth in its written charter, which has been adopted by the board. Our Audit Committee consists of three independent directors, Lori Wheeler Naess, Daniel Rabun and Thorleif Egeli, in compliance with SEC Rule 10A-3. In addition, the board of directors also has a Compensation Committee and a Nomination Committee, details of which are further described in “Item 16G. Corporate Governance”.

Our board of directors is elected annually at the annual general meeting of shareholder and hold office until the next annual general meeting following his or her election or until his or her successor is elected. Officers are appointed from time to time by our board of directors and hold office until a successor is elected.

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. listed companies. Please see the section of this Annual Report entitled “Item 16G. Corporate Governance” for a discussion of how our corporate governance practices differ from those required of U.S. companies listed on the Nasdaq.

D.      Employees

As of December 31, 2024, we employed approximately 200 employees and consultants situated in Bermuda, Cameroon, Croatia, UK, Norway and Brazil, as well as in the shipyard where the FLNG Gimi completed its conversion before it sailed to its operational location offshore Mauritania and Senegal. As of December 31, 2024, we also employed approximately 274 seafaring employees for the vessels that we own.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of March 17, 2025. Also shown are their interests in our various share based payment schemes. The subscription price for the share options granted under the scheme will normally be reduced by the amount of all dividends declared by us in the period from the grant date until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Share Options			Restricted Stock Units
	Number of shares	%	Number of options	Exercise price	Expiry date	Number of RSUs (unvested)	Vesting Date
Tor Olav Trøim	3,087,838	2.95%	—	N/A	N/A	N/A	N/A

Daniel Rabun	*	*	—	N/A	N/A	N/A	N/A

Thorleif Egeli	*	*	—	N/A	N/A	N/A	N/A

Carl Steen	*	*	—	N/A	N/A	N/A	N/A

Niels Stolt-Nielsen	2,741,470	2.62%	—	N/A	N/A	N/A	N/A

Lori Wheeler Naess	*	*	—	N/A	N/A	N/A	N/A

Georgina Sousa	*	*	—	N/A	N/A	N/A	N/A

Karl Fredrik Staubo	*	*	200,000	$8.97	2026	5,220	2025
			200,000	$19.70	2027	19,770	2026
			450,000	$33.50	2030	14,002	2027
						5,201	2028

Eduardo Maranhão	*	*	70,500	$8.97	2026	3,347	2025
			100,000	$19.70	2027	10,651	2026
			200,000	$33.50	2030	6,852	2027
						2,527	2028

Ragnar Nes	*	*	33,500	$19.70	2027	2,476	2026

Director or Officer	Beneficial Ownership in Common Shares		Share Options			Restricted Stock Units
	Number of shares	%	Number of options	Exercise price	Expiry date	Number of RSUs (unvested)	Vesting Date
			50,000	$33.50	2030	1,508	2027
						501	2028

Morten Skjong	*	*	25,000	$19.70	2027	286	2025
			60,000	$33.50	2030	2,173	2026
						1,705	2027
						468	2028

Federico Peterson	*	*	50,000	$23.13	2028	540	2026
			50,000	$33.50	2030	540	2027
						540	2028
* Less than 1%.
(1) Included within this balance are 3,050,000 common shares which are owned by Drew Holdings Limited, a company controlled by Tor Olav Trøim.
(2) Included within this balance are 2,672,695 common shares which are owned by Stolt-Nielsen Ltd, a company controlled by Niels Stolt-Nielsen.
Our directors and executive officers have the same voting rights as all other holders of our common shares.

Share Based Payment Plan

Our Long Term Incentive Plan (the “LTIP”) was adopted by our board of directors, effective as of October 24, 2017. In August 2024, our board approved the first amendment to the LTIP. Under this amendment, the maximum aggregate number of common shares that may be delivered pursuant to any and all awards under the LTIP was increased from 3.0 million to 6.0 million, subject to adjustment due to recapitalization or reorganization as provided under the LTIP.

The purpose of the LTIP is primarily to provide a means through which we may attract, retain and motivate qualified persons as employees, directors and consultants. The LTIP provides for the grant of options and other awards as determined by the board of directors in its sole discretion.

As of March 17, 2025, 1.9 million of our authorized and unissued common shares were reserved for issuance as grants under our LTIP. For further detail on share options and restricted stock units please see note 26 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

The following table presents certain information as of March 17, 2025 regarding the beneficial ownership of our common shares with respect to shareholders that, to the best of our knowledge, beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares
Owner	Number	Percent(6)
Naria Inc (1)	10,284,166	9.83%
Morgan Stanley (2)	7,984,176	7.63%
Rubric Capital Management LP (3)	7,710,211	7.37%
BlackRock Inc (4)	5,682,329	5.43%
Millennium Management LLC (5)	5,493,753	5.25%

(1) Information derived from Schedule 13G of Naria Inc filed with the Commission on June 17, 2024.
(2) Information derived from Schedule 13G of Morgan Stanley filed with the Commission on November 7, 2024.
(3) Information derived from Schedule 13G/A of Rubric Capital Management LP filed with the Commission on February 13, 2025.
(4) Information derived from Schedule 13G of BlackRock Inc filed with the Commission on November 8, 2024.
(5) Information derived from Schedule 13G of Millennium Management LLC filed with the Commission on February 28, 2025.
(6) Based on a total of 104,622,476 issued and outstanding common shares as of March 17, 2025.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of our issued and outstanding common shares. We are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change of control.

As of March 17, 2025, we had fifty-six common shareholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 104,613,537 common shares, representing 99.99% of our outstanding common shares. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

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

The related party transactions that we were party to between January 1, 2024 and December 31, 2024 are described in note 28 “Related Party Transactions” of our consolidated financial statements included herein.

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

During the year ended December 31, 2024, our board of directors declared quarterly dividends in February 2024, May 2024, August 2024 and November 2024 of an aggregate amount of $104.1 million.

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

In March 2022, we listed our 2021 Unsecured Bonds on the Oslo Børs, trading under the International Securities Identification Number NO0011123432.

In March 2025, we listed our 2024 Unsecured Bonds on the Oslo Børs, trading under the International Securities Identification Number NO0013331223.

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

At our 2013 Annual General Meeting, our shareholders voted to amend our Bye-laws to ensure conformity with revisions to the Bermuda Companies Act of 1981, as amended. We adopted these amended Bye-laws of the Company on September 20, 2013, and they were filed with the Commission on July 1, 2014, and are hereby incorporated by reference into this Annual Report (Exhibit 1.2).

At our 2020 Annual General Meeting, our shareholders voted to further amend our Bye-laws to change the quorum necessary for the transaction of the company business. We adopted these amended Bye-laws of the Company on September 24, 2020, and they were filed with the Commission on November 30, 2020, and are hereby incorporated by reference into this Annual Report (Exhibit 1.3).
A.      Share capital

Not applicable.

B.      Memorandum of Association and Bye-laws

The object of our business, as stated in Section 6 of our Memorandum of Association, is to engage in any lawful act or activity for which companies may be organized under the Companies Act 1981 of Bermuda, or the “Companies Act”, other than to issue insurance or re-insurance, to act as a technical advisor to any other enterprise or business or to carry on the business of a mutual fund. Our Memorandum of Association and Bye-laws do not impose any limitations on the ownership rights of our shareholders.

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
4.Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
5.Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.
6.Amendment Agreement to Common Terms dated 5 July 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
7.Supplemental Agreement to Amendment to Common Terms dated September 18, 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
8.Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC.

9. 2017 Long-Term Incentive Plan~~.~~
10.First amendment to the Long-Term Incentive Plan
11.Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
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
22.Amended Deed relating to the Lease and Operate Agreement dated February 26, 2019 as amended and restated on September 3, 2021, by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Management Ltd., BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated August 3, 2024.
23.$700 million facility agreement dated October 24, 2019, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
24.First supplemental agreement to $700 million facility dated January 19, 2021, by and among Gimi MS Corporation, Golar LNG Limited, Gimi Holding Company Limited and ING Bank N.V.
25.Second supplemental agreement to $700 million facility agreement dated March 2, 2021, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
26.Third supplemental agreement to $700 million facility agreement dated February 17, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
27.Amendment to $700 million facility agreement dated July 7, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
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
31.Amendment to $300 million unsecured Norwegian Bond dated May 25, 2023, by and between Golar LNG Limited and Nordic Trustee AS.
32.$500 million unsecured Norwegian Bond dated March 13, 2025, by and between Golar LNG Limited, DNB Bank ASA, Pareto Securities AS, Clarksons Securities AS and Fearnley Securities AS.
33.Share purchase agreement dated June 30, 2022 by and between Golar Management (Bermuda) Limited and Cool Company Ltd.
34.Administrative services agreement dated June 30, 2022 by and between Golar Management Ltd and Cool Company Management Ltd.
35.Share purchase agreement dated May 31, 2022 by and between Golar LNG Limited and Asset Company 11 S.R.L.
36.MK II EPC Conversion Contract dated September 17, 2024 by and between Golar MK II Corporation and Yantai CIMC Raffles Offshore Ltd.

For a further discussion of these contracts and the related transactions, please refer to “Item 4. Information on the Company-A. History and Development of the Company,” “Item 4. Information on the Company-B. Business Overview,” “Item 5. Operating

and Financial Review and Prospects A. Operating Results,” “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees E. Share Ownership,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” and “Item 10. Additional Information-E. Taxation.” Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party.

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

E.      Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the U.S. federal income taxation of certain of our operating income and a U.S. Holder, as defined below, of our common shares. This discussion does not purport to deal with the tax consequences of owning our common shares applicable to all categories of investors, some of which (such as banks, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt or governmental organizations, tax-qualified retirement plans, insurance companies, persons holding our common shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction, traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes, persons liable for alternative minimum tax, entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holder of interests therein, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons deemed to sell our common shares under the constructive sale provisions of the Code, persons that acquired our common shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement,” persons subject to the “base-erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more (by vote or value) of our shares of common shares) may be subject to special rules. This discussion addresses U.S. Holders who hold our common shares as a capital asset (generally, property held for investment). You are encouraged to consult with, and rely solely upon, your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law with respect to the ownership of our common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Department regulations promulgated thereunder (“Treasury Regulations”), administrative rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the U.S. IRS with respect to the statements made and the positions and conclusions described in the following summary. There can be no assurance that the U.S. IRS or a court will agree with any of such statements, positions, or conclusions.

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

A foreign corporation that does not satisfy the Qualified Shareholder Stock Ownership Test may be eligible for the Section 883 Exemption if the stock of such corporation is primarily and regularly traded on an established securities market in such foreign country, in another foreign country meeting the requirements of Section 883, or in the United States (the “Publicly Traded Test”). Under the Treasury Regulations to Section 883, the stock of a foreign corporation will be considered to be “primarily traded” on an “established securities market” in a country if the number of shares of each class of stock that are traded during any taxable year on “established securities markets” in that country exceeds the number of shares in each such class that are traded during that year on “established securities markets” in any other single country. During 2024, we believe that our stock was “primarily traded” on the Nasdaq, which we believe constitutes an “established securities market” in the United States.

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

The Treasury Regulations to Section 883 further require that with respect to each class of stock relied upon in satisfying the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (the “Trading Frequency Test”); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (the “Trading Volume Test”). We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2024. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an “established securities market” in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2024, we do not believe that we were subject to the 5% Override Rule for our 2024 taxable year. Therefore, we believe that we satisfied the Publicly Traded Test for our 2024 taxable year and, as a result, that we and our subsidiaries that currently generate U.S. Source International Transportation Income are eligible for the Section 883 Exemption with respect to our U.S. Source International Transportation Income. This expectation is based upon factual matters that are subject to change and, in some cases, are not within our control. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), we may not be eligible for the Section 883 Exemption unless we can substantiate that we qualify for Qualified Shareholder Stock Ownership Test (described above).

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

Distributions with Respect to Common Shares

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid on our common shares to a U.S. Holder who is an individual, trust, or estate (a “United States Individual Holder”) generally will be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (i) our common shares are readily tradable on an established securities market in the United States (such as the Nasdaq); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under the heading “Passive Foreign Investment Company”); and (iii) the United States Individual Holder owns the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. However, there is no assurance that any dividends paid by us will be eligible for these preferential tax rates in the hands of United States Individual Holder. Any dividends paid by us, which are not eligible for these preferential tax rates, will be taxed as ordinary income to a United States Individual Holder. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid on our common shares generally will be income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit limitation purposes. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares, on a dollar-for-dollar basis, and thereafter as a taxable capital gain.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of (i) any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary’s stock and (ii) any partnership in which we either own 25% or more of the equity interests (by value) or satisfy an “active partner” test and do not elect out of “look through” treatment for the partnership. To date, we and our subsidiaries have derived most of our income from the LTA for FLNG Hilli, as well as time and voyage charters for our legacy shipping operations. We believe this income should be treated as services income, and not as “passive income” for PFIC purposes. While there is substantial legal authority supporting our conclusions, including U.S. IRS pronouncements concerning the characterization of income derived from time charters as services income, there is also authority that characterizes such time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we were not a PFIC with respect to our 2024 taxable year or any prior taxable year. However, the U.S. IRS or a court could disagree with our position. Because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because there is no controlling authority for determining whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for the current year or any future taxable year.

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

If we become a PFIC and, provided that, as we anticipate, our common shares are treated as “marketable stock,” a U.S. Holder may make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files the applicable U.S.IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. Under this mark-to-market election, any excess of the fair market value of the common shares at the close of any tax year over the U.S. Holder’s adjusted tax basis in the common shares is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the common shares is permitted as an ordinary loss in an amount equal to the lesser of the amount of such excess or the net “mark-to-market” amount that the U.S. Holder included in income in previous years. Gain realized on the sale, exchange, or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange, or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market amount previously included in income by the U.S. Holder. If a U.S. Holder makes a “mark-to-market” election after the beginning of its holding period of our common shares, the U.S. Holder does not avoid the PFIC rules described above with respect to the inclusion of ordinary income, and the imposition of interest thereon, attributable to periods before the election.

In some circumstances, a shareholder in a PFIC may avoid the adverse tax consequences of the PFIC rules by making a qualified electing fund election. A U.S. Holder would make a qualified electing fund election with respect to any year that we are treated as a PFIC by filing one copy of U.S. IRS Form 8621 with its U.S. federal income tax return and a second copy in accordance with the instructions to such form. However, a U.S. Holder cannot make a qualified electing fund election with respect to us unless such U.S. Holder complies with certain reporting requirements. We do not intend to provide the information necessary to meet such reporting requirements.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Our Common Shares

For purposes of this discussion, a beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder”. It is assumed for purposes of this section that the Non-U.S. Holder (i) is not engaged in the conduct of a United States trade or business and (ii) (a) if an individual, is not treated as a U.S. resident pursuant to the substantial presence test (generally treating a non-resident individual alien as a resident if such person is present in the United States for more than a weighted sum of 183 days during a three-year period and the non-resident alien is present for at least 31 days in the current year) and is not present in the United States for 183 days or more in the taxable year of disposition of common shares or (b) if not a natural person, has not made any election to subject itself to, or is otherwise subject to, U.S. federal income taxation on a net basis.

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
•is notified by the U.S.IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on the appropriate U.S. IRS Form W-8. If a shareholder sells our common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. information reporting and “backup withholding” unless the shareholder establishes an exemption. If the shareholder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the shareholder outside the United States, then information reporting and “backup withholding” generally will not apply to that payment. However, U.S. information reporting requirements, but not “backup withholding,” will apply to a payment of sales proceeds, including a payment made to a shareholder outside the United States, if the shareholder sells the common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under “backup withholding” rules that exceed such taxpayer’s U.S. federal income tax liability by filing a refund claim with the U.S. IRS, provided that the required information is timely furnished to the U.S. IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file U.S. IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common shares, unless the common shares were held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file U.S. IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of U.S. IRS Form 8938 is required may not close until three years after the date on which U.S. IRS Form 8938 is filed. U.S. Holders (including U.S. entities) and non-U.S. Holders are encouraged to consult with, and rely solely upon, their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Bermuda Taxation

The following is a discussion of certain Bermuda tax considerations. On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”), which became effective on January 1, 2025. Entities subject to tax under the CIT Act are the Bermuda organized entities and businesses that are constituent parts of multinational groups. A multinational group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR 750 million
(approximately $777 million) for two out of the last four fiscal years. If Bermuda organized entities and businesses that are constituent parts of a multinational group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including adjustments in respect of foreign tax credits applicable to the Bermuda organized entities and businesses). Based on a number of operational, economic and regulatory assumptions with respect to the current year, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in 2025.

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

We will monitor developments with respect to the administration of the CIT Act by the Bermuda authorities. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds in the future, we may be subject to taxation in Bermuda.

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

As of December 31, 2024, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $518.5 million, representing approximately 67.6% of our floating rate loans. The principal of our floating rate loans outstanding as of December 31, 2024 was $766.9 million. Based on our floating rate debt at December 31, 2024, a one-percentage point increase in the floating interest rate would increase our interest expense by $3.0 million per annum.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. However, we periodically incur expenses in foreign currency exchange, including GBP, NOK, Euros, CNY, BRL and XAF, primarily related to our administrative expenses, operating expenses and capital expenditure projects.

For the year ended December 31, 2024,

•a 10% depreciation of the U.S. Dollar against Euro and CNY would have increased our capital expenditure for MKII FLNG and FLNG Gimi by $4.2 million and $2.0 million, respectively;
•a 10% depreciation of the U.S. Dollar against GBP and NOK would have increased our administrative expenses by $1.6 million and $2.9 million, respectively; and
•a 10% depreciation of the U.S. Dollar against Euro and XAF would increase our seafaring officers’ remuneration by $1.3 million and $0.6 million, respectively.

Commodity price risks. The realized gain/(loss) on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the exercised incremental capacity increase under the LTA as amended by LTA Amendment 3 whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/USD exchange rates.

Oil component: The realized gain/(loss) on oil derivative instrument represents the monthly billings above the FLNG Hilli base tolling fee of $60.00 per barrel over the contract term for 1.2 million tonnes of LNG. The unrealized gain/(loss) on oil derivative instrument is determined using the estimated discounted cash flows of payments due as a result of the oil price moving above the contractual floor of $60.00 per barrel over the remaining term of the LTA. We bear no downside risk to the movement of oil prices should the oil price move below $60.00. For the year ended December 31, 2024, a 10% reduction to the Brent linked crude oil price would have decreased our realized gain on FLNG Hilli’s oil derivative instrument for 2024 by $25.6 million.

Natural gas component: The realized gain/(loss) on gas derivative instrument represents the monthly billings above the contractual floor rate of $0.5652/MMBTu over the contract term for 0.2 million tonnes of LNG. The unrealized gain/(loss) on gas derivative instrument is determined using the estimated discounted cash flows of payments due as a result of the gas price moving above the contractual floor of $0.5652/MMBTu over the remaining term of the LTA. The tolling fee is linked to TTF and the Euro/USD foreign exchange movements. We bear no downside risk to the movement of natural gas prices should the TTF price move below $0.5652/MMBTu. For the year ended December 31, 2024, a 10% reduction to the TTF linked gas price and 10% appreciation of USD against the Euro exchange rates used, would have decreased our realized gain on FLNG Hilli’s gas derivative instrument for 2024 by $7.2 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of our Company’s Principal Executive Officer and Principal Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act of 1934, as of December 31, 2024. At the time our Annual Report on Form 20-F for the year ended December 31, 2024 was filed on March 27, 2025, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

 (b)         Management’s annual report on internal control over financial reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, the following report is provided by management in respect of our internal control over financial reporting. As defined in the Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer and Principal Financial Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our published consolidated financial statements for external purposes in accordance with U.S. GAAP.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2024, our internal control over financial reporting was effective.

The Company's independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-5 of our consolidated financial statements included herein.

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

(in thousands of $)
Fiscal year ended December 31, 2024	$1,773
Fiscal year ended December 31, 2023	$1,712

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

(in thousands of $)
Fiscal year ended December 31, 2024	$49
Fiscal year ended December 31, 2023	$71

(c)      Audit Committee’s Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2024 and 2023 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2023, our board of directors approved a share buyback program of up to $150 million of our common shares. During 2024, we repurchased an aggregate of 0.7 million shares for a cost of $14.2 million and concurrently cancelled our treasury shares. All repurchases were made in open market transactions.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan or program	Maximum value of shares (in $) that may yet be purchased under the plan or program
March 1, 2024 to March 7, 2024	678,676	$20.87	678,676	74,137,472

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

Independence of directors. We are exempt from certain Nasdaq requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Currently, six of the seven members of the board of directors, Daniel Rabun, Lori Wheeler Naess, Carl Steen, Niels Stolt-Nielsen, Georgina Sousa and Thorleif Egeli are independent according to Nasdaq's standards for independence. Our board of directors does not hold meetings at which only independent directors are present.

Audit Committee. Nasdaq requires, among other things, that a listed U.S. company have an audit committee consisting solely of at least three independent directors. We are exempt from certain Nasdaq requirements regarding our Audit Committee. Consistent with Bermuda law, the directors on our Audit Committee are not required to comply with certain of Nasdaq’s independence requirements for Audit Committee members, and our management is responsible for the proper and timely preparation of our annual reports, which are audited by independent auditors. However, the committee currently consists of three independent directors only, Lori Wheeler Naess, Daniel Rabun and Thorleif Egeli, who also satisfy the requirements of SEC Rule 10A-3 and who can read and understand fundamental financial statements.

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

Proxy materials. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq’s corporate governance rules or Bermuda law. Consistent with Bermuda law, and as provided in our amended Bye-laws, we will notify our shareholders of shareholder meetings at least seven days before such meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

We believe that our established corporate governance practices satisfy the Nasdaq listing standards. Further information and our corporate governance documents are available in the “Governance” section of our website at (www.golarlng.com).

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, board members, employees (full and part-time), and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. The Insider Trading Policy has been filed as Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established comprehensive cybersecurity risk management procedures, encompassing vulnerability assessments, penetration testing, security audits, and annual security training, to mitigate risks and ensure regulatory compliance proactively.

To further enhance our cybersecurity posture, we engage a third-party service provider for comprehensive support in identifying, assessing, managing, and mitigating risks associated with cybersecurity threats and incidents. We recognize that third-party service providers may introduce cybersecurity risks. We therefore perform a risk assessment of third-party service providers prior to onboarding.

The above cybersecurity risk management processes are integrated into our overall risk management program. Cybersecurity threats are understood to be dynamic and to intersect with various other enterprise risks. As such, cybersecurity is considered an integral component of our enterprise-wide risk management approach. Management is responsible for identifying risks that may impede the effectiveness of our control activities. An annual risk assessment process is in place, as necessitated by evolving business needs. Each identified risk is evaluated based on its potential impact and the likelihood of occurrence.

Our Head of Cybersecurity, with experience in both Information Technology (“IT”) and Operational Technology (“OT”), leads our efforts to manage risks related to our IT and OT processes. This role works closely with our Head of Information Technology and the Chief Operating Officer (COO). This collaborative oversight is designed to create a robust approach to safeguarding our information systems against potential threats.

Governance

The Head of Cybersecurity updates the Cybersecurity Steering Committee (“CSC”) when potential risks arising from cybersecurity threats and incidents are identified. The CSC includes key executives such as the Chief Financial Officer, Chief Accounting Officer, Head of Legal, Head of Investor Relations and Head of IT. The committee is responsible for assessing the materiality of cybersecurity risks and incidents. Significant cybersecurity risks identified by the CSC are communicated to the Audit Committee, and a comprehensive report is subsequently presented to the board of directors.

As of March 17, 2025, Golar and our service providers have experienced specific cybersecurity incidents, however, no material risks arising from these incidents have been identified, that have materially affected or are reasonably likely to materially affect Golar, our business strategy, results of operations or financial condition.

ITEM 17.  FINANCIAL STATEMENTS

See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-64 are filed as part of this Annual Report.

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

4.6**/++
Amendment Agreement to Common Terms dated 5 July 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A. incorporated by reference to Exhibit 4.6 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

4.7**
Supplemental Agreement to Amendment to Common Terms dated September 18, 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A. incorporated by reference to Exhibit 4.7 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

4.8**	2017 long-term incentive plan, incorporated by reference to Exhibit 4.6 to Golar LNG Limited's Registration statement on form S-8, filed on November 20, 2017.
4.9*	First amendment to long term incentive plan, dated August 13, 2024
4.10**/+
Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.29 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

4.11**/++
First Amendment to Liquefaction Tolling Agreement, dated November 15, 2019, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.10 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

Number	Description of Exhibit
4.12**/++
Second Amendment to Liquefaction Tolling Agreement, dated March 23, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.11 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.13**/++
Third Amendment to Liquefaction Tolling Agreement, dated July 22, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.12 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.14**/++
Fourth Amendment to Liquefaction Tolling Agreement dated April 20, 2023, by and between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU incorporated by reference to Exhibit 4.13 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

4.15**/+
Lease and Operate Agreement by and between Gimi MS Corporation and BP Mauritania Investments Limited, dated February 26, 2019, incorporated by reference to Exhibit 4.26 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

4.16**/+
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

4.17*/++
Amended Deed relating to the Lease and Operate Agreement dated February 26, 2019 as amended and restated on September 3, 2021, by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Management Ltd., BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated August 3, 2024.

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

4.22**
Amendment to $700 million facility agreement dated July 7, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis incorporated by reference to Exhibit 4.22 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

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

Number	Description of Exhibit
4.25**
Amendment to $300 million unsecured Norwegian Bond dated May 25, 2023, by and between Golar LNG Limited and Nordic Trustee AS incorporated by reference to Exhibit 4.25 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

4.26*	$500 million unsecured Norwegian Bond dated March 13, 2025, by and between Golar LNG Limited, DNB Bank ASA, Pareto Securities AS, Clarksons Securities AS and Fearnley Securities AS.
4.27**/++
Share purchase agreement dated June 30, 2022 by and between Golar Management (Bermuda) Limited and Cool Company Ltd. incorporated by reference to Exhibit 4.33 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

4.28*/++	MK II EPC Conversion Contract dated September 17, 2024 by and between Golar MK II Corporation and Yantai CIMC Raffles Offshore Ltd.
8.1*	Golar LNG Limited subsidiaries.
11.1*	Golar LNG Limited Code of Conduct amended and adopted on November 19, 2024.
11.2*	Insider Trading Policy adopted on November 19, 2024.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.

Number	Description of Exhibit
97.1**
Golar LNG Limited Incentive-Based Compensation Recoupment Policy adopted on August 7, 2023, incorporated by reference to Exhibit 97.1 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

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

Golar LNG Limited
(Registrant)

Date	March 27, 2025	By	/s/ Eduardo Maranhão
Eduardo Maranhão
Principal Financial Officer

GOLAR LNG LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Golar LNG Limited
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment assessment of Vessels and equipment, net and Assets under development
Description of the matter
As described in Note 19 and Note 18 to the consolidated financial statements, at December 31, 2024, the Company’s consolidated “Vessels and equipment, net” and “Assets under development” balances were $1,080 million and $2,261 million, respectively.

As more fully described in Note 2 to the consolidated financial statements, management performs an annual impairment assessment to evaluate whether events or changes in circumstances could indicate that the carrying value of Vessels and equipment, net and Assets under development may not be recoverable. To evaluate whether there are impairment indicators, management considers significant current and future customer contracts and broker valuations, amongst other events and circumstances. If indicators of impairment are identified, management analyses the future cash flows expected to be generated throughout the remaining useful life of Vessels and equipment, net. For Assets under development, where revenue is dependent on a future customer contract, the forecasted cash flows are based on management’s analysis of the LNG industry and future events which are highly subjective.

As a result of the assessment, the Company identified impairment indicators for FLNG Hilli included within “Vessels and equipment, net” and MKII FLNG included within “Assets under development” and determined that the assets’ carrying values at December 31, 2024 are recoverable based on the Company’s undiscounted cash flows.

Auditing the Company’s impairment assessment was complex, due to the significant estimation uncertainty and judgement involved, specifically in assessing the forecasting of undiscounted cash flows of the FLNG Hilli and MKII FLNG, including the ability to contract at the rates forecasted. These significant assumptions are subjective and dependent upon future events.

How we addressed the matter in our audit
Our audit procedures included obtaining an understanding of the Company’s impairment assessment process, evaluating the design and testing the operating effectiveness of controls, including management’s review control over the assessment for impairment indicators and undiscounted cash flows.

As part of our audit procedures, we evaluated management’s impairment assessment by comparing the methodology applied against the accounting guidance in ASC 360 – Property, Plant and Equipment.

Our procedures also included, amongst others, evaluating management’s undiscounted cash flows, by comparing the key inputs into the undiscounted cash flow, such as future revenue, expenses, capital expenditures to the underlying customer contracts, the Engineering, Procurement, and Construction (“EPC”) agreement for the MKII FLNG, and utilization data from across the Company’s FLNG portfolio. For both the FLNG Hilli and the MKII FLNG, we performed a sensitivity analysis on the undiscounted cash flow forecasts, assuming key downside risks including early termination, market price downturns, and increases in capital expenditures above what has been budgeted. We also assessed management’s determination of the potential for revenue-generating opportunities, by comparing to available market information, including future demand for FLNGs. For FLNG Hilli, we performed inquiries of management on the status of the conditions precedent in the agreement with Southern Energy S.A. and evaluated the progress of the remaining requirements through analysis of supporting source documents.

In addition, we assessed the adequacy of the related impairment assessment disclosures in the consolidated financial statements against the requirements of ASC 360.

Assessment of Going Concern
Description of the matter
The consolidated financial statements of the Company are prepared on the going concern basis of accounting. As described in Note 1 to the consolidated financial statements, management has outlined their key assumptions used in their cash flow forecasts which support their going concern assessment.

Also, as described in Note 1, management’s cash flow forecasts include assumptions related to the probability of refinancing of the existing FLNG Gimi debt facility, and satisfaction of the related conditions precedent, the expected release of the letter of credit cash collateral in respect of the performance guarantee under the Hilli LTA, and the potential termination of the EPC agreement for the MKII FLNG, amongst other inputs and assumptions. Management concluded their plans provide sufficient liquidity over the going concern period.

Auditing the Company’s going concern assessment involved a high degree of auditor judgment, to assess the reasonableness and probability of management’s plans, as described above and in Note 1. The going concern assessment is sensitive to these matters and is judgmental, due to the forecasts being forward-looking in nature.

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

In relation to management’s plans, we assessed their analysis of the probability that these plans will be effectively implemented during the Going concern period. For the FLNG Gimi debt facility, we inspected the signed FLNG Gimi debt facility agreements and customer contracts to confirm key terms and the nature of the conditions precedent. We evaluated management’s assessment of fulfilling the conditions precedent through inquiries with internal legal counsel to confirm management’s analysis reflects the nature of the conditions precedent and inquiries with management on the status of third-party stakeholder agreement.

We evaluated management’s assessment of the probability of the release of the letter of credit cash collateral through direct correspondence with the relevant financial institution. For the option to terminate the EPC agreement for the MKII FLNG, should other liquidity enhancing options referred to above do not materialize, we inspected the EPC agreement to confirm management’s ability to terminate the EPC agreement and evaluated management’s assessment of the impact on net cash flows through a recalculation of the net cash flows and evaluating whether their assessment reflected the resultant project cash outflows.

We inspected the minutes of the meetings of the Company’s board of directors, to assess that the above plans, proposed by management, have been appropriately approved.

We have also assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
March 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Golar LNG Limited

Opinion on Internal Control Over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
March 27, 2025

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of $, except per share amounts)	Notes	2024	2023	2022
Liquefaction services revenue	7	224,959	245,418	213,970
Vessel management fees and other revenues	7	23,067	35,086	44,085
Time and voyage charter revenues	13	12,346	17,925	9,685
Total operating revenues	6	260,372	298,429	267,740

Vessel operating expenses	6	(116,768)	(91,149)	(72,802)
Voyage, charterhire and commission expenses	6	(4,815)	(2,183)	(2,444)
Administrative expenses	6	(27,505)	(33,462)	(38,100)
Project development expenses	6	(12,341)	(39,130)	(8,017)
Depreciation and amortization	19	(53,526)	(50,294)	(51,712)
Impairment of long-lived assets	19	(22,933)	(5,021)	(76,155)
Total operating expenses		(237,888)	(221,239)	(249,230)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	5, 6, 8	39,226	(84,751)	520,997
Other operating income/(loss)	6, 7	469	23,359	(15,417)
Total other operating income/(loss)		39,695	(61,392)	505,580

Operating income		62,179	15,798	524,090

Realized and unrealized mark-to-market (loss)/gain on our investment in listed equity securities	9	—	(62,308)	400,966
Other non-operating (loss)/income, net	9	(7,000)	9,823	11,916
Total other non-operating (loss)/income		(7,000)	(52,485)	412,882

Interest income	27, 28	37,350	46,061	12,225
Interest expense, net		—	—	(19,286)
Gains/(losses) on derivative instruments, net	10	65	(7,227)	71,497
Other financial items, net	10, 28	(4,317)	(900)	(5,380)
Net financial income		33,098	37,934	59,056

Income before taxes and net (loss)/income from equity method investments		88,277	1,247	996,028
Income tax benefit/(expense)	11	18	(1,870)	438
Net (loss)/income from equity method investments	17	(7,502)	(2,520)	19,041
Net income/(loss) from continuing operations		80,793	(3,143)	1,015,507

Net income/(loss) from discontinued operations	14	—	293	(76,450)

Net income/(loss)		80,793	(2,850)	939,057

Net income attributable to non-controlling interests - continuing operations		(29,954)	(43,943)	(143,078)
Net income attributable to non-controlling interests - discontinued operations		—	—	(8,206)
Total net income attributable to non-controlling interests		(29,954)	(43,943)	(151,284)

Net income/(loss) attributable to stockholders of Golar LNG Limited		50,839	(46,793)	787,773

Earnings/(loss) per share attributable to Golar LNG Limited stockholders Per common share amounts
Basic earnings/(loss) per share from continuing operations	12	$0.49	$(0.44)	$8.09
Diluted earnings/(loss) per share from continuing operations	12	$0.48	$(0.44)	$8.04
Basic and diluted earnings/(loss) per share from discontinued operations	12	—	—	$(0.79)

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of $)	Notes	2024	2023	2022

Net income/(loss)		80,793	(2,850)	939,057

Other comprehensive income
(Losses)/gains associated with pensions, net of tax	11, 25	(92)	1,227	5,820
Share of equity method investment’s comprehensive losses from continuing operations (1)	17	(579)	(488)	(797)
Net other comprehensive (loss)/income		(671)	739	5,023

Comprehensive income/(loss)		80,122	(2,111)	944,080

Comprehensive income/(loss) attributable to:
Stockholders of Golar LNG Limited		50,168	(46,054)	792,796
Non-controlling interests - continuing operations		29,954	43,943	143,078
Non-controlling interests - discontinued operations		—	—	8,206
Comprehensive income/(loss)		80,122	(2,111)	944,080

(1) No tax impact for the years ended December 31, 2024, 2023 and 2022.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

(in thousands of $)	Notes	2024	2023
ASSETS
Current assets
Cash and cash equivalents		566,384	679,225
Restricted cash and short-term deposits	15	75,579	18,115
Trade accounts receivable		29,667	38,915
Amounts due from related parties	28	20,354	7,312
Other current assets	16	47,882	71,997
Total current assets		739,866	815,564

Non-current assets
Restricted cash	15	74,619	74,130
Equity method investments	17	43,665	53,982
Assets under development	18	2,261,197	1,562,828
Vessels and equipment, net	19	1,079,745	1,077,677
Intangible assets		2,348	—
Non-current amounts due from related parties	28	6,006	—
Other non-current assets	20	160,231	499,806
Total assets		4,367,677	4,083,987

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	21	(521,282)	(342,566)
Trade accounts payable	27	(198,906)	(7,454)
Accrued expenses	22	(66,071)	(144,810)
Other current liabilities	23	(55,265)	(50,950)
Total current liabilities		(841,524)	(545,780)

Non-current liabilities
Long-term debt	21	(930,973)	(874,164)
Other non-current liabilities	24	(225,776)	(61,600)
Total liabilities		(1,998,273)	(1,481,544)

Commitments and contingencies EQUITY	29
Share capital 104,534,703 common shares of $1.00 each issued and outstanding (2023: 104,578,080)	26	(104,535)	(104,578)
Additional paid-in capital		(1,705,093)	(1,691,128)
Contributed surplus		(200,000)	(200,000)
Accumulated other comprehensive loss		5,743	5,072
Retained earnings		(10,266)	(77,035)
Total stockholders’ equity		(2,014,151)	(2,067,669)
Non-controlling interests	5	(355,253)	(534,774)
Total equity		(2,369,404)	(2,602,443)
Total liabilities and equity		(4,367,677)	(4,083,987)
The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of $)	Notes	2024	2023	2022
OPERATING ACTIVITIES
Net income/(loss)		80,793	(2,850)	939,057
Add: Net (income)/loss from discontinued operations		—	(293)	76,450
Net income/(loss) from continuing operations		80,793	(3,143)	1,015,507
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by/(used in) operating activities:
Depreciation and amortization	19	53,526	50,294	51,712
Loss on disposal of long lived asset	19	—	491	—
Impairment of long-lived assets	19	22,933	5,021	76,155
Amortization of deferred charges and debt guarantees, net		3,054	1,822	3,555
Dividend received from equity method investments	17	456	—	—
Net loss/(income) from equity method investments	17	7,502	2,520	(19,041)
Drydocking expenditure		(2,926)	(6,724)	—
Compensation cost related to employee stock awards		7,181	5,824	3,410
Net foreign exchange (gains)/losses		(205)	941	(1,584)
Change in fair value of investment in listed equity securities	9	—	62,308	(400,966)
Change in fair value of derivative instruments (interest rate swaps)	10	5,971	15,582	(72,269)
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains		89,286	272,117	(311,585)
Change in assets and liabilities:
Trade accounts receivable		9,535	3,205	(10,917)
Other current and non-current assets		33,124	(266,025)	(26,692)
Amounts due from related parties		(1,064)	172	367
Trade accounts payable		3,587	(18)	3,085
Accrued expenses		4,069	8,554	(4,213)
Other current and non-current liabilities (1)		1,419	(18,335)	(27,470)
Net cash provided by continuing operations		318,241	134,606	279,054

Net income/(loss) from discontinued operations	14	—	293	(76,450)
Deconsolidation of lessor VIEs		—	—	(59,085)
Depreciation and amortization		—	20	8,732
Amortization of deferred charges		—	—	3,932
(Gain)/loss on disposal and impairment of long-lived assets	14	—	(27)	105,201
Compensation cost related to employee stock awards	14	—	3	239
Net foreign exchange losses		—	17	571
Change in assets and liabilities:
Trade accounts receivable		—	—	837
Other current and non-current assets		—	300	(5,299)
Amounts due from related parties		—	—	(804)
Trade accounts payable		—	(2)	(7,472)
Accrued expenses		—	(165)	(6,134)
Other current and non-current liabilities		—	(163)	(24,941)
Net cash provided by/(used in) discontinued operations		—	276	(60,673)

(in thousands of $)	Notes	2024	2023	2022
INVESTING ACTIVITIES
Additions to assets under development (2)		(376,342)	(308,093)	(267,421)
Additions to vessels and equipment		(62,206)	(1,621)	—
Loan advanced to related parties	28	(17,930)	(3,561)	—
Additions to other investments		(5,000)	—	—
Additions to intangibles		(1,531)	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	45,206	80,021	39,275
Proceeds from sale of equity method investment	17	822	56,097	97,844
Deposit paid for vessel	6	—	(15,500)	—
Additions to equity method investments	17	—	(9,678)	(2,447)
Proceeds from short-term loan advanced to related parties		—	60	—
Dividends received from listed equity securities		—	9,824	5,328
Consideration received for long-lived assets held for sale		—	15,190	—
Proceeds from sale of listed equity securities		—	45,552	625,844
Net cash (used in)/provided by investing activities		(416,981)	(131,709)	498,423

Net proceeds from disposals of long-lived assets	14	—	—	569,298
Net cash provided by discontinued investing activities		—	—	569,298

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		371,145	156,045	276,640
Proceeds from exercise of share options		5,705	—	161
Financing costs paid		(6,688)	(10,445)	(9,599)
Purchase of treasury shares	26	(14,180)	(61,684)	(25,479)
Acquisition of Hilli LLC non-controlling interest		(59,919)	(100,047)	—
Cash dividends paid		(115,352)	(102,897)	(55,169)
Repayments of short-term and long-term debt		(136,859)	(125,925)	(719,917)
Net cash provided by/(used in) financing activities		43,852	(244,953)	(533,363)

Repayments of short-term and long-term debt		—	—	(158,000)
Financing costs paid		—	—	(280)
Net cash used in discontinued financing activities		—	—	(158,280)

Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the beginning of period		—	369	80,869
Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the end of period		—	—	369
Net decrease in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale		—	369	80,500

Net (decrease)/increase in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	14	(54,888)	(241,411)	674,959
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	14	771,470	1,012,881	337,922
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		716,582	771,470	1,012,881

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid, net of capitalized interest (3)		—	—	74,566
Income taxes paid		770	857	1,465

(1) Includes accretion of discount on convertible bonds of $nil , $nil and $1.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(2) Non-cash additions to assets under development for the years ended December 31, 2024, 2023 and 2022 totaled $320.8 million, $100.9 million and $4.0 million, respectively. On September 17, 2024, we entered into an EPC agreement for the MKII FLNG project, reinforcing certainty of the conversion. As a result, all MKII FLNG-related costs incurred after this date are now classified as additions to the MKII FLNG asset under development and presented under investing activities in the statement of cash flows.

(3) Includes interest paid of $29.8 million, $24.3 million, $92.6 million and capitalized interest of $46.8 million, $27.1 million, $18.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	Notes	2024	2023	2022	2021
Cash and cash equivalents		566,384	679,225	878,838	231,849
Restricted cash and short-term deposits	15	75,579	18,115	21,693	34,025
Restricted cash (non-current portion)	15	74,619	74,130	112,350	72,048
		716,582	771,470	1,012,881	337,922

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of $)	Notes	Share Capital	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss (1)	Retained (Losses)/Earnings	Non-controlling Interests	Total Equity
Balance at December 31, 2021		108,223	1,972,859	200,000	(10,834)	(539,598)	447,267	2,177,917
Opening adjustment (2)	3	—	(39,861)	—	—	38,175	—	(1,686)
Adjusted balance at January 1, 2022		108,223	1,932,998	200,000	(10,834)	(501,423)	447,267	2,176,231
Net income		—	—	—	—	787,773	151,284	939,057
Dividends		—	—	—	—	—	(55,169)	(55,169)
Exercise of share options		6	155	—	—	—	—	161
Employee stock compensation		—	3,937	—	—	—	—	3,937
Forfeiture of employee stock compensation		—	(157)	—	—	—	—	(157)
Restricted stock units		187	(187)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	39,275	39,275
Repurchase and cancellation of treasury shares	26	(1,190)	—	—	—	(24,287)	—	(25,477)
Deconsolidation of lessor VIEs	5	—	—	—		—	(182,707)	(182,707)
Other comprehensive income		—	—	—	5,023	—	—	5,023
Balance at December 31, 2022		107,226	1,936,746	200,000	(5,811)	262,063	399,950	2,900,174
Net (loss)/income		—	—	—	—	(46,793)	43,943	(2,850)
Dividends		—	—	—	—	(79,448)	(23,449)	(102,897)
Employee stock compensation		—	5,989	—	—	—	—	5,989
Forfeiture of employee stock compensation		—	(109)	—	—	—	—	(109)
Restricted stock units	26	249	(249)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	80,021	80,021
Repurchase and cancellation of treasury shares	26	(2,897)	—	—	—	(58,787)	—	(61,684)
Other comprehensive income		—	—	—	739	—	—	739
Reacquisition of common units of Golar Hilli LLC	5	—	(251,249)	—	—	—	34,309	(216,940)
Balance at December 31, 2023		104,578	1,691,128	200,000	(5,072)	77,035	534,774	2,602,443
Net income		—	—	—	—	50,839	29,954	80,793
Dividends		—	—	—	—	(104,107)	(195,245)	(299,352)
Exercise of share options	26	512	5,193	—	—	—	—	5,705
Employee stock compensation		—	7,308	—	—	—	—	7,308
Forfeiture of employee stock compensation		—	(295)	—	—	—	—	(295)
Restricted stock units	26	124	(124)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	45,206	45,206
Repurchase and cancellation of treasury shares	26	(679)	—	—	—	(13,501)	—	(14,180)
Other comprehensive loss		—	—	—	(671)	—	—	(671)
Reacquisition of Hilli LLC's non-controlling interests	5	—	1,883	—	—	—	(59,436)	(57,553)
Balance at December 31, 2024		104,535	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
(1) As of December 31, 2024, 2023 and 2022, our accumulated other comprehensive loss consisted of (i) $3.9 million, $3.8 million and $5.0 million losses in relation to our pension and post retirement benefit plan and (ii) $1.9 million, $1.3 million and $0.8 million share of equity method investment’s comprehensive losses from continuing operations, respectively.
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

Our operations have evolved from LNG shipping, floating regasification, combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, construct, own and operate marine infrastructure for the liquefaction of natural gas, storage and offloading of LNG. As of December 31, 2024, our fleet was comprised of two floating liquefaction natural gas vessels (“FLNGs”), the FLNG Hilli Episeyo (the “FLNG Hilli”) which is operational and FLNG Gimi (the “FLNG Gimi”), which is moored offshore Mauritania and Senegal, undergoing commissioning activities. We have entered into an Engineering, Procurement and Construction (“EPC”) agreement for our third FLNG vessel, the MKII FLNG. In addition, as of December 31, 2024, we had two remaining LNG carriers, Fuji LNG and Golar Arctic, of which the Fuji LNG is earmarked as the donor vessel for the MKII FLNG conversion.

We are listed on the Nasdaq under the ticker: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

The entry into the MKII FLNG EPC agreement with CIMC Raffles (“CIMC”) in September 2024 has positioned Golar for FLNG growth and development, with significant capital expenditure commitments falling due within the Company's going concern period to March 31, 2026 and extending through to 2028. To ensure we have the necessary liquidity to meet our anticipated capital expenditure commitments, including the FLNG Gimi and MKII FLNG conversion projects, the maturing 2021 Unsecured Bonds, scheduled debt interests and principal payments and working capital requirements over the next twelve months, we are actively undertaking the following measures:

•Refinancing of the existing FLNG Gimi debt facility: We are in the process of refinancing the existing FLNG Gimi debt facility through a sale and leaseback transaction of up to $1.4 billion with multiple financial institutions. On March 20, 2025, we signed financing agreements with financial institutions with credit approvals secured for approximately $1.2 billion. This sale and leaseback refinancing is subject to third-party stakeholder approvals and standard closing conditions which are expected to complete by the end of April 2025; and

•Release of restricted cash in relation to FLNG Hilli: We agreed the release of $60.7 million in restricted cash, which was previously held as cash collateral for a letter of credit issued by a financial institution as a performance guarantee under the Hilli LTA with Perenco and S&H. This cash collateral was otherwise expected to be restricted until the end of the LTA term. This release of the restricted cash is expected to complete in April 2025.

To support our liquidity and ensure we can meet all liabilities as they come due, management approved a cash flow forecast through to March 31, 2026, based on the net proceeds from the sale and leaseback transaction on the FLNG Gimi and the release of $60.7 million in restricted cash. The forecast demonstrates that we are positioned to meet our financial obligations as they fall due. Given Golar’s financial position and favourable market outlook, we may consider opportunities to further strengthen our liquidity position. These initiatives will focus on debt optimization of our FLNG assets on the back of securing long-term charters. In the case of the FLNG Hilli, we plan to evaluate debt optimization and/or refinancing alternatives following the expected conditions precedent fulfilment expected within Q2 2025 under the definitive agreements for a 20-year contract in Argentina announced in July 2024. For the MKII FLNG under conversion, we plan to evaluate asset level debt on the unit once a long-term charter has been concluded. In addition to these initiatives, we may also, subject to favourable market and economic conditions, consider issuance of further corporate debt or equity, refinancing of other existing debts, or the securing of new loans. Our proven track record in successfully refinancing debt and sourcing new capital, driven by the strong fundamentals of our assets, such as long-term contracted cash flows and favourable leverage ratios, reinforces our confidence in these efforts.

While we believe it is probable that we will be able to obtain the funding referred to above, we cannot be certain that these will be executed in the referred timeframe. Further financial flexibility can be obtained in the unlikely event that the aforementioned FLNG charter opportunities or liquidity-enhancing initiatives do not materialize in that timeframe. We have a contractual right, under the EPC of our MK II FLNG conversion project, to place the project on hold or terminate it, upon providing appropriate notice and paying the contractor a fee. This would significantly reduce our future capital expenditure commitments.

Accordingly, we believe that based on our plans, as outlined above, we will have sufficient resources to satisfy our obligations in the ordinary course of business in the period to March 31, 2026.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements.

Principles of consolidation

A variable interest entity (“VIE”) is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision-making ability and an interest in the entity’s residual risks and rewards, (b) equity interest holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. These consolidated financial statements consolidate the entities listed in notes 4 and 5.

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

Fair value measurements

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

Lease versus revenue accounting

Contracts relating to our LNG carrier and FLNG assets can take various forms including leases, tolling services and management service agreements. To determine whether a contract contains a lease agreement for a period of time, at inception of the agreement we assess whether, throughout the period of use, the counterparty has both the right to obtain substantially all of the economic benefits from the use of the identified asset and the right to direct the use of that identified asset.

If a contract conveys both of these rights we generally account for the agreement as a lease, otherwise we generally account for the agreement as a revenue contract with a customer. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e. another third party could contract for a meaningful amount of the asset capacity). In situations where we have historically provided management services unrelated to an asset contract, we account for the contract as a revenue contract with a customer.

Lease accounting

When a contract contains a lease, which is assessed at inception, we make an assessment of the lease classification criteria. An agreement will be classified as a sales-type lease for a lessor (or a finance lease for a lessee) if any of the following conditions are met at lease commencement:

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

If one of these criteria are met for a lessor, the lease will be classified as a direct financing lease (if the present value of the sum of the lease payments and any residual value guarantee present equals or exceeds substantially all of the fair value of the underlying asset and it is probable that the lessor will collect lease payments and any residual value guarantee) or an operating lease. If none of these criteria are met for a lessee, the lease will be classified as an operating lease.

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

•Time charter agreements

Revenues include minimum lease payments under time charters, fees for positioning and repositioning vessels. Revenues generated from time charters, which we generally classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Initial direct costs (those directly related to the negotiation and consummation of the lease) are deferred and allocated to earnings over the lease term. Rental income and expense are amortized over the lease term on a straight-line basis.

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

•Revenue accounting

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

•Liquefaction services revenue

For liquefaction services revenue, the provision of liquefaction services capacity is considered a single performance obligation recognized evenly over time. We consider our services (the receipt of customer’s gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice. Overproduction and underutilization arrangements in the LTA are variable consideration, estimated using the expected value method and recognized using the output method to the extent it is probable that a significant reversal will not occur. Contractual payment terms for liquefaction services are monthly in arrears. The period between invoicing and due date is not significant.

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

Inventories

Inventories, which is primarily comprised of fuel, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

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

Intangible assets

Intangible assets relate to internal use software under development which is stated at cost. All costs incurred during the development of intangible assets, including purchase price and any directly attributable costs of preparing the asset for its intended use, are capitalized. Capitalization will cease and amortisation will commence when the software is available for its intended use. The useful life for intangibles is 3 years.

Assets under development

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

Interest costs capitalized

Interest is capitalized on all qualifying assets that require a period of time to get ready for their intended use. Qualifying assets consist of new vessels under construction, asset under development and vessels undergoing conversion into FLNGs for our own use. In addition, certain equity method investments may be considered qualifying assets prior to commencement of their planned principal operation. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings, where appropriate, from commencement of the asset development until substantially all the activities necessary to prepare the assets for their intended use are complete. If our financing plans associate a specific borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset provided that does not exceed the amount of that borrowing. We do not capitalize amounts beyond the actual interest expense incurred in the period. Where there are multiple qualifying assets, deemed interest is allocated proportionally based on the relative asset base of each asset.

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

Impairment of vessels and assets under development

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our vessels and assets under development may not be recoverable. Indicators that we consider include, but are not limited to:

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

We perform an annual impairment assessment considering the indicators listed above. If the results of our recoverability assessment demonstrates that the carrying amount of our vessels and assets under development exceeds the estimated undiscounted future cash flows that we have estimated as the fair value, we recognize an impairment loss based on the excess.

As at December 31, 2024, in assessing potential impairment indicators for FLNG Hilli, we considered broker valuations as well as the estimated undiscounted future cash flows from its long-term contract. While broker valuations provide an industry-accepted proxy for fair value, they do not necessarily reflect the economic value derived from long-term charter agreements. Accordingly, we incorporated the undiscounted future cash flows under the SESA definitive agreements, subject to the successful completion of conditions precedent, into our impairment assessment. The recoverability test demonstrated that the sum of the estimated undiscounted future cash flows significantly exceeds the vessel’s carrying amount.

As at December 31, 2024, FLNG Gimi, classified within “Assets under development,” is undergoing commissioning activities. In assessing whether indicators of impairment existed, management evaluated estimated undiscounted project cash flows and assessed the project's economic returns over its lifecycle. These forecasted returns are highly subjective and depend on key assumptions, including the expected date of commencement of commercial operations. Significant judgment was applied in estimating these inputs, particularly in determining the cost assumptions and revenue projections in the economic model.

As at December 31, 2024, the MKII FLNG, also classified within “Assets under development,” is in the early stages of development, with capitalized costs primarily related to engineering, procurement, and preparatory activities for conversion. While management continues to evaluate the project’s commercial prospects, there remains uncertainty regarding future deployment of the converted vessel. Given the long lead time for FLNG conversions and inherent market volatility, management continuously monitors indicators of impairment and assesses whether capitalized costs remain recoverable. Accordingly, we incorporated the undiscounted future cash flows based on potential customer contract into our impairment assessment. This includes assessing future liquefaction demand, project financing options, anticipated market conditions for deployment, including key downside risks comprising early termination, market price downturns, and increases in the budgeted capital expenditures.

As a result of the assessment, we determined that there is no impairment charge for FLNG Hilli, FLNG Gimi and MKII FLNG at December 31, 2024.

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

We entered into a buy-in insurance agreement for one of the defined benefit pension plans. This arrangement involves the purchase of an insurance contract that transfers longevity, market, interest rate, and inflation risks to the insurer, reducing the pension risk retained within the plan. The insurance contract is recognized as a plan asset at its initial purchase price, equal to the premium paid. In accordance with ASC 715, the contract is subsequently remeasured at fair value, with respective adjustments recognized in other comprehensive income. The fair value of the plan assets is expected to align with the related defined benefit obligation, resulting in no net impact on the plan’s funded status as reported on the balance sheet.

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

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In November 2023, the FASB issued 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments to ASC 280 Segment Reporting introduce new requirements for a public entity to disclose significant segment expenses and other segment items. We adopted this with effect from January 1, 2024. Refer to Segment Information (note 6) for the prospective impact of the adoption of ASU 2023-07.

In March 2024, the FASB issued 2024-01 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The FASB issued the amendments in this update to improve generally accepted accounting principles (GAAP) by adding illustrative examples to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards (“profits interest awards”) should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. These changes do not impact GLNG’s existing accounting policies or financial statements

In March 2024, the FASB issued 2024-02 Codification Improvements—Amendments to Remove References to the Concepts Statements. This update contains amendments to the Codification that remove references to various Concepts Statements (which are non-authoritative US GAAP) and are included in the FASB’s ongoing project to conform, clarify and simplify existing guidance. These changes do not impact GLNG’s existing accounting policies or financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2024:

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
ASU 2024-03 Income Statement—Reporting Comprehensive
Income—Expense Disaggregation Disclosures
(Subtopic 220-40)

ASU 2025-01 Income Statement—Reporting Comprehensive
Income—Expense Disaggregation Disclosures
(Subtopic 220-40): Clarifying the Effective Date

This requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements.
		January 1, 2027	We are still assessing the impact of this ASU.

Standard	Description	Expected date of Adoption	Effect on our Consolidated Financial Statements
ASU 2024-04 Debt—Debt with Conversion and Other Options (Subtopic 470-20)	On November 26, 2024, the FASB issued ASU 2024-04,1 which amends ASC 470-202 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion.	January 1, 2026	We are still assessing the impact of this ASU. but it is not expected to be relevant to any of Golar's instruments.

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2024. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Gimi Holding Company Limited	Bermuda	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Hilli LLC	Marshall Islands	Holding company
Golar Hilli Corporation	Marshall Islands	Leases the FLNG Hilli*
Golar LNG 2216 Corporation	Marshall Islands	Owns the Golar Arctic
Gimi MS Corporation	Marshall Islands	Owns the FLNG Gimi
Golar MK II Corporation	Marshall Islands	Owns the MKII FLNG
Golar Management (Bermuda) Limited	Bermuda	Management company
Golar Management Limited	United Kingdom	Management company
Golar Management AS	Norway	Vessel management company
Golar Viking Management D.O.O	Croatia	Vessel management company
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

As of December 31, 2024 and 2023, we leased one vessel from CSSC (Hong Kong) Shipping Company Limited (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a wholly-owned, special purpose vehicle (“Lessor SPV”). We sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter. In June 2023, we entered into the fourth side letter to FLNG Hilli’s sale and leaseback facility which amended the reference rate to a Secured Overnight Financing Rate (“SOFR”) from London Interbank Offered Rate (“LIBOR”), reduced the margin and extended the tenor of the facility by five years to 2033. These amendments did not impact our total bareboat obligations. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

While we do not hold any equity investments in the Lessor SPV, we have determined that we have a variable interest in the Lessor SPV and that the lessor entity, that owns the vessel, is the lessor VIE. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of the lessor VIE and, accordingly, the lessor VIE is consolidated into our financial statements. We did not record any gains or losses from the sale of this vessel as it continued to be reported as a vessel at its original cost in our consolidated financial statements at the time of transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIE is included in non-controlling interests in our consolidated financial statements. As of December 31, 2024 and 2023, the vessel is reported under “Vessels and equipment, net” in our consolidated balance sheets.

The following table gives a summary of our sole sale and leaseback arrangement, including the repurchase option and obligation as of December 31, 2024:

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	Next repurchase option (in $ millions)	Date of next repurchase option	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
FLNG Hilli	June 2018	CSSC entity	1,200.0	15 years	421.0	June 2028	207.9	June 2033

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with our sole lessor VIE as of December 31, 2024, are shown below:

(in thousands of $)	2025	2026	2027	2028	2029	2030+
FLNG Hilli (1)	82,878	79,701	76,615	73,348	70,172	206,209
(1) The payment obligations above include variable rental payments due under the lease based on assumed SOFR plus a margin.

The assets and liabilities of the VIE that most significantly impact our consolidated balance sheets as of December 31, 2024 and 2023, are as follows:

(in thousands of $)	2024	2023
Assets
Restricted cash and short-term deposits (note 15)	17,472	18,085

Liabilities
Accrued expenses (note 22)	(12,244)	(3,334)
Other non-current liabilities (note 24)	(184,000)	—
Debt:
Current portion of long-term debt and short-term debt (1)	(278,551)	(299,576)
Long-term debt (1)	(33,432)	(93,617)
Total debt	(311,983)	(393,193)
(1) Where applicable, these balances are net of deferred finance charges (note 21).

The most significant impact of the VIE’s operations on our consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows, for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands of $)	2024	2023	2022
Continuing operations
Statement of operations
Other financial items, net (note 10)	4,997	—	—
Interest expense	19,989	11,015	8,406

Statement of cash flows
Net debt repayments	(82,804)	(98,242)	(123,554)
Net debt receipts	1,145	—	20,640
Financing costs paid	—	(3,158)	—

Discontinued operations
Statement of operations
Interest expense	—	—	3,814

5.2	Golar Hilli LLC
Golar Hilli LLC (“Hilli LLC”) owns Golar Hilli Corp. (“Hilli Corp”), the disponent owner of FLNG Hilli. Hilli LLC's ownership is represented by three classes of units:

•Series A Special Units rank senior to Hilli Common Units and on par with Series B Special Units. They are redeemable upon LTA termination for $1 per unit plus unpaid distributions. “Series A Distributions” reflect incremental cash receipts when Brent linked crude prices exceed $60 per barrel.
•Series B Special Units rank similarly but have no conversion or redemption features. They entitle holders to 95% of vessel expansion capacity distributions, with 5% allocated to Hilli Common Unit holders.
•Hilli Common Units receive distributions only after Series A and B distributions are paid.

Below are the repurchase transactions of the Hilli LLC's non-controlling interests:

•On March 15, 2023, we repurchased 1,230 Hilli Common Units, held by our former affiliate, Golar LNG Partners LP (“Golar Partners”) from NFE in exchange for cash consideration of $100.0 million, our 4.1 million Class A common shares of NFE (“NFE Shares”) with a fair value of $116.9 million and our assumption of distribution rights to these 1,230 Hilli Common Units for the period from January 1, 2023 to March 15, 2023 (which NFE waived) with a fair value of $3.9 million (the “2023 Hilli Buyback”). The 2023 Hilli Buyback was considered an equity transaction and resulted in a loss of $251.2 million in equity; and

•On December 23, 2024, we repurchased all remaining non-controlling interest in Hilli LLC, acquiring 134 Hilli Common Units, 268 Series A Special Units and 268 Series B Special Units from affiliates of Seatrium Limited (“Seatrium”, formerly known as Keppel Shipyard Limited) and Black & Veatch Corporation (“B&V”) for a cash consideration of $59.9 million and our assumption of distribution rights to these units for the period from October 1, 2024 to December 23, 2024 (which Seatrium and B&V waived) with a fair value of $2.4 million (the “2024 Hilli Buyback”). The 2024 Hilli Buyback was considered an equity transaction and resulted in a gain of $1.9 million in equity.

•Following our 100% ownership of Hilli LLC, the entity ceased to be a VIE but we continue to consolidate as a Voting Interest Entity.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC (1) that most significantly impacted our consolidated balance sheet as of December 31, 2023, are as follows:

(in thousands of $)	2023
Balance sheet
Current assets	70,461
Non-current assets	1,212,922
Current liabilities	(342,480)
Non-current liabilities	(125,094)
(1) As Hilli LLC is the primary beneficiary of the lessor VIE (see above) the Hilli LLC balances include the lessor VIE.

The most significant impacts of the Hilli LLC operations on our consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows, for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands of $)	2024 (1)	2023	2022
Statement of operations
Liquefaction services revenue	224,959	245,418	213,970
Realized and unrealized gain/(loss) on oil and gas derivative instruments	39,226	(84,751)	520,997

Statement of changes in equity
Additional paid-in capital	1,883	(251,249)	—
Non-controlling interest	(59,436)	34,309	—

Statement of cash flows
Reacquisition of common units in Hilli LLC	(59,919)	(100,047)	—
Net debt repayments	(82,804)	(98,242)	(123,554)
Net debt receipts	1,145	—	20,640
Financing costs paid	—	(3,158)	—
Cash dividends paid	(11,245)	(23,449)	(55,169)
(1) The amounts above presents the full-year impact of the lessor VIE's operations for the year ended December 31, 2024, rather than a prorated amount through December 23, 2024, the effective date when the entity ceased to be a VIE.

5.3	Gimi MS Corporation

In April 2019, Gimi MS Corporation (“Gimi MS”) entered into a subscription agreement with First FLNG Holdings, a wholly-owned subsidiary of Keppel Asia Infrastructure Fund, for a 30% share of the FLNG Gimi (the “Subscription Agreement”). Gimi MS will construct, own and operate the FLNG Gimi, while First FLNG Holdings subscribed to 30% of Gimi MS's common share capital, equivalent to 30% of the estimated project cost. Under the Subscription Agreement, Gimi MS may call for cash from the shareholders for future funding requirements, and shareholders are required to contribute to such cash calls up to a defined cash call contribution.

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

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impacted our consolidated balance sheet as of December 31, 2024 and 2023, are as follows:

(in thousands of $)	2024	2023
Balance sheet
Current assets	139,911	17,359
Non-current assets	1,795,646	1,702,148
Current liabilities	(186,149)	(168,370)
Non-current liabilities	(602,819)	(585,678)

The most significant impacts of Gimi MS VIE’s operations on our consolidated statement of cash flows, for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands of $)	2024	2023	2022
Statement of cash flows
Additions to asset under development	204,997	308,093	267,421
Capitalized financing costs	(1,251)	(1,780)	(2,748)
Net debt receipts	70,000	95,000	125,000
Net debt repayments	(29,167)	—	—
Proceeds from subscription of equity interest	45,206	80,021	39,275

6.	SEGMENT INFORMATION

We report our financial results under three reportable segments: “FLNG”, “Corporate and other” and “Shipping”. These segments are distinguishable components of our business, each engaging in revenue-generating activities, incurring expenses, and facing unique risks and rewards. Our operating segments align with our reportable segments. Our Board of Directors (the “Board”) serves as our chief operating decision maker (“CODM”) and is responsible for allocating resources to and assessing the performance of each operating segment based on Adjusted EBITDA.

Reconciliations of net income/(loss) to Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in thousands of $)	2024	2023	2022
Net income/(loss)	80,793	(2,850)	939,057
Income tax (benefit)/expense	(18)	1,870	(438)
Income/(loss) before income taxes	80,775	(980)	938,619
Depreciation and amortization	53,526	50,294	51,712
Impairment of long-lived assets (note 19)	22,933	5,021	76,155
Unrealized loss/(gain) on oil and gas derivative instruments, net (note 8)	101,862	284,658	(288,977)
Realized and unrealized mark-to-market losses/(gains) on our investment in listed equity securities (note 9)	—	62,308	(400,966)
Other non-operating loss/(income), net (note 9)	7,000	(9,823)	(11,916)
Interest income	(37,350)	(46,061)	(12,225)
Interest expense, net	—	—	19,286
(Gains)/losses on derivative instruments, net (note 10)	(65)	7,227	(71,497)
Other financial items, net (note 10)	4,317	900	5,380
Net loss/(income) from equity method investments (note 17)	7,502	2,520	(19,041)
Net (income)/loss from discontinued operations (note 14)	—	(293)	76,450
Adjusted EBITDA	240,500	355,771	362,980

Our three distinct reportable and operating segments are as follows:

•FLNG – This segment includes our operation of FLNG vessels or projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have one operational FLNG, the FLNG Hilli, one FLNG moored at the GTA field offshore Mauritania and Senegal, the FLNG Gimi, which is undergoing commissioning activities and one FLNG undergoing early stages of conversion, the MKII FLNG (note 18).
•Corporate and other – This segment includes our vessel management including floating storage and regasification unit (“FSRU”) services for third parties, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.
•Shipping – This segment includes our LNG carrier transportation operations.

	Year Ended December 31, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	224,959	23,067	12,346	260,372
Vessel operating expenses (2)	(82,284)	(22,644)	(11,840)	(116,768)
Voyage, charterhire and commission expenses, net	—	(33)	(4,782)	(4,815)
Administrative expenses (3)	(1,269)	(26,210)	(26)	(27,505)
Project development expenses (4)	(7,258)	(5,082)	(1)	(12,341)
Realized gain on oil and gas derivative instruments (note 8)	141,088	—	—	141,088
Other operating income	469	—	—	469
Adjusted EBITDA	275,705	(30,902)	(4,303)	240,500

Net loss from equity method investments (note 17)	—	(7,502)	—	(7,502)

Balance Sheet:	December 31, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total
Total assets (5)	3,623,417	639,159	105,101	4,367,677
Equity method investments (note 17)	—	43,665	—	43,665
Capital expenditures (note 18, 19 and 20) (2)	529,263	6,060	63,158	598,481

	Year Ended December 31, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	245,418	35,086	17,925	298,429
Vessel operating expenses (2)	(65,748)	(19,248)	(6,153)	(91,149)
Voyage, charterhire and commission expenses, net	(583)	(19)	(1,581)	(2,183)
Administrative expenses (3)	(417)	(33,031)	(14)	(33,462)
Project development expenses (4)	(4,151)	(34,909)	(70)	(39,130)
Realized gain on oil and gas derivative instruments (note 8)	199,907	—	—	199,907
Other operating income (notes 7 and 19)	15,542	7,817	—	23,359
Adjusted EBITDA	389,968	(44,304)	10,107	355,771

Net (loss)/income from equity method investments (note 17)	—	(4,834)	2,314	(2,520)

Balance Sheet:	December 31, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total
Total assets	3,160,457	866,088	57,442	4,083,987
Equity method investments (note 17)	—	53,982	—	53,982
Capital expenditures (note 18, 19 and 20)	568,485	4,406	8,492	581,383

	Year Ended December 31, 2022
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues (6)	214,825	43,230	9,685	267,740
Vessel operating expenses (2)	(58,583)	(6,578)	(7,641)	(72,802)
Voyage, charterhire and commission expenses, net	(600)	(34)	(1,810)	(2,444)
Administrative expenses (3)	22	(38,224)	102	(38,100)
Project development expenses (4)	(5,335)	(2,637)	(45)	(8,017)
Realized gain on oil and gas derivative instruments (note 8)	232,020	-	-	232,020
Other operating losses	(15,417)	-	-	(15,417)
Adjusted EBITDA	366,932	(4,243)	291	362,980

Net income from equity method investments (note 17)	—	(5,193)	24,234	19,041

Balance Sheet:	December 31, 2022
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations	Assets held for sale	Total results from continuing operations
Total assets	2,815,552	1,410,587	52,700	4,278,839	721	4,279,560
Equity method investments	—	48,669	55,439	104,108	—	104,108
Capital expenditures	301,292	—	2,901	304,193	—	304,193
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue segments.
(2) Includes crew, repairs and maintenance, spares, stores and consumables and insurance costs.
(3) Includes employee compensation and benefits, audit and accounting fees, legal fees and other corporate costs, which are managed centrally under our “Corporate and other” segment.
(4) Includes costs incurred for early-stage development activities, feasibility studies, and business development efforts for projects not yet at Final Investment Decision (“FID”).
(5) In March 2024, we acquired the Fuji LNG, the donor vessel for MKII FLNG for $77.5 million and consequently the deposit of $15.5 million was reclassified from “Other non-current assets” to “Vessels and equipment, net”. Upon completion of the acquisition, the vessel's cost and drydocking expenditures incurred during the year were presented under the “Shipping” segment as she was trading as an LNG carrier.
(6) Total operating revenues under the FLNG segment includes $0.9 million revenue from a FLNG study.

Revenues from external customers

For the years ended December 31, 2024, 2023 and 2022, revenues from the following customer accounted for over 10% of our total operating revenues:

(in thousands of $)	2024		2023		2022
Perenco and SNH (1)	224,959	86%	245,418	82%	213,970	80%
(1) LTA with Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) in relation to the FLNG Hilli (note 7).

The revenue from external customers above excludes vessel and other management fees from related parties (note 28).

Geographic data

The following geographical data presents our revenues and total assets associated with the FLNG Hilli, while operating under the LTA in Cameroon. Our CODM does not evaluate our operating segments according to geographical region or by asset.

Cameroon

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Liquefaction services revenue	224,959	245,418	213,970

	December 31,
(in thousands of $)	2024	2023	2022
Total assets	1,168,629	1,256,193	1,559,158

As of December 31, 2024, we have limited revenue from time and voyage charters. Our LNG carrier fleet includes two LNG carriers, Golar Arctic and Fuji LNG. The charterer controls the routes of LNG carriers, which are generally worldwide.

7.	REVENUE

The following table represents a disaggregation of revenue earned from contracts with customers during the years ended December 31, 2024, 2023 and 2022. Liquefaction services revenue is included in our “FLNG” segment while Vessel management fees and other revenues is included in our “Corporate and other” segment.

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Base tolling fee (1)	204,501	204,501	204,501
Amortization of deferred commissioning period revenue (2)	4,131	4,120	4,120
Amortization of Day 1 gains (3)	12,575	12,541	22,608
Overproduction/ (underutilization) (4)	102	20,129	(20,089)
Incremental base tolling fee (5)	5,000	5,000	5,000
Other (6)	(1,350)	(873)	(2,170)
Liquefaction services revenue	224,959	245,418	213,970

Management fees revenue (7)	22,632	20,983	27,916
Service revenue (8)	—	13,798	14,423
Other revenues	435	305	1,746
Vessel management fees and other revenues	23,067	35,086	44,085
(1) The LTA bills at a base rate when the oil prices are at or below $60 per barrel, with an increased rate when prices exceed $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the consolidated statements of operations (note 8).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term was deferred (note 23 and 24) and recognized evenly over the term of the LTA.
(3) Day 1 gains result from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli's gas derivative instruments pursuant to LTA (“LTA Amendment 3”) (note 23 and 24). These amounts were deferred on initial recognition and amortized evenly over the contract term.
(4) In March 2021, we entered into the second amendment to the LTA, changing the contract term from a fixed capacity of 500.0 billion cubic feet to a fixed term ending on July 18, 2026 (“LTA Amendment 2”). This amendment also permits billing adjustments for production variances commencing in 2019. Overproduction is invoiced at the end of each contract year, while underutilization (which is capped per contract year) is a reduction against our final invoice to the Customer at the end of the LTA in July 2026.
Pursuant to the fourth amendment to the LTA, the contracted capacity for 2023 increased by 0.04 million tonnes (from 1.4 million tonnes to 1.44 million tonnes) by incorporating 2022 underutilization into 2023 LNG production. The increased production target was met, releasing the 2022 underutilization liability of $35.8 million to our consolidated statement of operations in 2023, of which $20.1 million is recognized in “Liquefaction services revenue” and $15.7 million is recognized in “Other operating income”.
(5) In July 2021, we entered into the third amendment to the LTA to increase the FLNG Hilli's annual contracted capacity by 0.2 million tonnes for the 2022 (“LTA Amendment 3”). In July 2022, the Customer exercised its option for an additional 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 until the end of the LTA, increasing the annual base capacity to 1.4 million tonnes. The tolling fee is linked to TTF and the Euro/U.S. Dollar exchange rates. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the consolidated statements of operations (note 8).
(6) For the years ended December 31, 2024, 2023 and 2022, “Other” includes accrued demurrage cost of $0.8 million, $0.3 million and $1.6 million, respectively, recognized in the period during which the production delay occurred, as well as the unwinding of deferred liquidated damages incurred prior to the contract commencement, amounting to $0.6 million, $0.6 million and $0.6 million, respectively.
(7) Comprised of ship management, administrative and vessel operation and maintenance services.
(8) In August 2022, we entered into a development agreement with Snam to provide drydocking, site commissioning and hook-up services for the Italis LNG (formerly known as Golar Tundra) (the “Development Agreement”), which it acquired from us in May 2022 (note 14.2). We completed the Development Agreement in May 2023 and recognized services revenue of $13.8 million for the year ended December 31, 2023.

Contract Assets and Liabilities
The following table represents our contract assets and liabilities balances as of December 31, 2024 and 2023:

	December 31,
(in thousands of $)	2024	2023
Contract assets	19,696	21,403

Current contract liabilities	(4,220)	(4,220)
Non-current contract liabilities	(2,145)	(6,276)
Total contract liabilities (1)	(6,365)	(10,496)
The movement of our contract liabilities are as follows:

	2024	2023
Opening balance on January 1	(10,496)	(62,416)
Recognition of unearned revenue (1) (2) (3)	4,131	44,104
Deferral of revenue (4)	—	(2,325)
Recognition of deferred revenue (4) (5)	—	10,141
Closing balance on December 31	(6,365)	(10,496)
(1) Included within “Total contract liabilities” is the deferred commissioning revenue in relation to the FLNG Hilli of $6.4 million as of December 31, 2024 (December 31, 2023: $10.5 million) (note 23 and 24). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the balance sheet date evenly over the remaining LTA contract term of approximately two years until July 2026, including the components of transaction price described above.
(2) As of December 31, 2023, following the achievement of the 2023 LNG production target, we fully released the $35.8 million contract liability for the 2022 underutilization.
(3) Included in “recognition of unearned revenue” in the contract liabilities reconciliation table above were the recognition of deferred commissioning revenue in relation to the FLNG Hilli of $4.1 million in 2024 (2023: $4.1 million) and the contract liability for the Development Agreement of $4.2 million in 2023 which was completed in May 2023.
(4) Included in “deferral of revenue” and “recognition of deferred revenue” in the contract liabilities reconciliation table above was the deposit of $2.3 million received in 2023 for the sale of the Gandria in May 2023 which was completed in November 2023 (note 19).
(5) Pursuant to the agreements with Snam for the future sale of the Golar Arctic following her conversion into a FSRU, we would convert LNG carrier Golar Arctic to an FSRU upon receipt of a notice to proceed, which would lead to her eventual sale to Snam. In June 2023, Snam’s option to issue the notice to proceed lapsed, consequently, we retained and recognized the first advance payment of $7.8 million and presented in “Other operating income” in the consolidated statements of operations.

8.	REALIZED AND UNREALIZED (LOSS)/GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS
The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

(in thousands of $)	Year Ended December 31,
	2024	2023	2022
Realized gain on FLNG Hilli’s oil derivative instrument	68,700	73,120	110,696
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	49,438	87,555	(18,605)
Realized gain on FLNG Hilli’s gas derivative instrument	22,950	39,232	139,929
Realized gain on oil and gas derivative instruments, net	141,088	199,907	232,020

(in thousands of $)	Year Ended December 31,
	2024	2023	2022
Unrealized MTM adjustment for commodity swap derivatives	(48,079)	(65,290)	111,703
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument (note 20)	(47,272)	(76,847)	55,315
Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument (note 20)	(6,511)	(142,521)	121,959
Unrealized (loss)/gain on oil and gas derivative instruments, net	(101,862)	(284,658)	288,977

Realized and unrealized (loss)/gain on oil and gas derivative instruments (note 27)	39,226	(84,751)	520,997

The realized gain on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to LTA amendments, whereas the unrealized (loss)/gain on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

9.	OTHER NON-OPERATING (LOSS)/INCOME
Other non-operating (loss)/income, net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Realized and unrealized MTM (losses)/gains on our investment in listed equity securities (note 16) (1)	—	(62,308)	400,966
Dividend income from our investment in listed equity securities	—	9,823	4,768
UK tax lease liability (2)	—	—	7,148
Others (3)	(7,000)	—	—
Other non-operating (loss)/income	(7,000)	(52,485)	412,882
(1) Our investment in listed equity securities relates to our previous equity holding in NFE. During the year ended December 31, 2022, we recognized $350.9 million in unrealized MTM losses on our 5.3 million shares. In 2023 and 2022, we sold 1.2 million and 13.3 million of our previous NFE Shares for an aggregate consideration of $45.6 million and $625.6 million which resulted to $62.3 million realized MTM losses and $50.1 million realized MTM gains, respectively.
On March 15, 2023, we disposed of our remaining 4.1 million NFE Shares as partial consideration for the repurchase of 1,230 Hilli common from NFE. Following these transactions, we no longer hold any listed equity securities.
(2) In April 2022, we settled our liability to the UK tax authority in relation to former leasing arrangements of $66.4 million, inclusive of fees and released the remaining UK tax lease liability of $5.3 million and recognized a foreign exchange movement of $1.8 million.
(3) “Others” relates to payments to Seatrium in relation to Hilli's utilization bonus and termination fee on our historical third FLNG conversion main building contract during the year ended December 31, 2024.

10.	(LOSSES)/GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET
(Losses)/gains on derivative instruments, net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(5,971)	(15,583)	72,269
Net interest income/(expense) on undesignated IRS derivatives	6,036	8,356	(772)
Gains/(losses) on derivative instruments, net	65	(7,227)	71,497

Other financial items, net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Financing arrangement fees and other related costs (1)	(5,157)	(1,667)	(9,340)
Amortization of debt guarantees (2)	1,432	2,019	2,657
Foreign exchange gain/(loss) on operations	205	(941)	1,598
Other	(797)	(311)	(295)
Other financials items, net	(4,317)	(900)	(5,380)
(1) For the year ended December 31, 2024, financing arrangement fees and other related costs included $5.0 million financial charges incurred by the FLNG Hilli's lessor VIE. There were no similar transactions for the year ended December 31, 2023. For the year ended December 31, 2022 these costs mainly comprised of (i) $4.9 million write-off of deferred financing fees and expenses in relation to an undrawn corporate bilateral facility, the availability of which expired in June 2022; (ii) $2.3 million loss on partial repurchase of our $300.0 million senior unsecured bonds (“2021 Unsecured Bonds”) in December 2022 (note 21); and (iii) $1.4 million commitment fees paid in relation to the undrawn portion of the Corporate RCF, which was canceled in November 2022 (note 21).
(2) “Amortization of debt guarantees” relates to guarantee fees earned for the provision of:
•charter guarantees for our former equity method investment, Golar Partners. Under the omnibus agreement, Golar agreed to guarantee certain obligations of the charters of the Golar Winter, Golar Eskimo and NR Satu. We shall comply with all covenants and terms, including provision of covenants compliance reports, if required. We shall also indemnify, defend and hold harmless NFE and each of its affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature, reasonable attorneys’ fees and expert’s fees arising in connection with our failure to comply with the foregoing. The maximum potential exposure in respect of these guarantees is not known as these matters cannot be reliably measured. The likelihood of triggering the guarantees is remote based on our past performance. The guarantee in relation to Golar Winter ended in September 2024 and that for NR Satu ended in November 2024.
• debt guarantees for certain of CoolCo's outstanding sale and leaseback debts which ended in November 2024.

11.	INCOME TAX (EXPENSE)/ BENEFIT
The components of income tax (expense)/benefit are as follows:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Current tax expense	(718)	(521)	(520)
Deferred tax benefit/ (expense)	736	(1,349)	958
Total income tax benefit/(expense)	18	(1,870)	438

The income taxes for the years ended December 31, 2024, 2023 and 2022 differed from the amounts computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Effect of movement in deferred tax and prior period adjustment	736	(1,349)	958
Effect of prior periods adjustment in current tax	(108)	189	346
Effect of taxable income in various countries	(610)	(710)	(866)
Total income tax benefit/ (expense)	18	(1,870)	438
Jurisdictions open to examinations

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are: 2023 (UK and Brazil), 2021 (Croatia), 2020 (Norway) and 2019 (Mauritania/Senegal).

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and pensions.

For the years ended December 31, 2024, 2023 and 2022, the deferred taxes related to our defined benefit pension plan were presented under “(Losses)/gains associated with pensions, net of tax” in the consolidated statement of comprehensive income, amounting to $0.3 million expense, $1.4 million benefit and $0.7 million expense, respectively.

As of December 31, 2024, we have a deferred tax asset of $0.1 million (2023: $0.3 million liability).

12.	EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share “EPS”/(“LPS”) is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Net income/(loss) net of non-controlling interests - continuing operations - basic and diluted	50,839	(47,086)	872,429
Net income/(loss) net of non-controlling interests - discontinued operations - basic and diluted	—	293	(84,656)

The components of the denominator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Year ended December 31,
(in thousands)	2024	2023	2022
Basic:
Weighted average number of common shares outstanding	104,200	106,620	107,860

Dilutive:
Dilutive impact of share options and RSUs (1)	1,068	—	682
Weighted average number of common shares outstanding	105,268	106,620	108,542
EPS/(LPS) per share are as follows:

	Year ended December 31,
	2024	2023	2022
Basic EPS/(LPS) from continuing operations	$0.49	$(0.44)	$8.09
Diluted EPS/(LPS) from continuing operations (1)	$0.48	$(0.44)	$8.04
Basic and diluted EPS/(LPS) from discontinued operations	—	$0.00	$(0.79)
(1) The effects of stock awards have been excluded from the calculation of diluted EPS/LPS from continuing operations for the year ended December 31, 2023 because the effects were anti-dilutive.

13.	OPERATING LEASES

Rental income

As of December 31, 2024, the minimum contractual future revenues received on a time charter agreement for the Fuji LNG amounted to $0.9 million. The Fuji LNG's time charter agreement concluded in January 2025 followed by her entry to the shipyard to commence FLNG conversion in February 2025.

In 2024, the Golar Arctic and Fuji LNG were leased or available for lease to third parties. As of December 31, 2024, their combined historical cost and accumulated depreciation, including impairment were $274.0 million and $173.4 million, respectively. In 2023, only the Golar Arctic was leased to third parties. As of December 31, 2023, its cost and accumulated depreciation were $195.4 million and $144.9 million, respectively.

The components of operating lease income were as follows:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Operating lease income	9,597	16,843	8,857
Variable lease income (1)	2,749	1,082	828
Total operating lease income (2)	12,346	17,925	9,685
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

The components of operating lease cost were as follows:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Operating lease cost	1,675	2,335	4,160
Variable lease cost (1)	463	309	1,479
Total operating lease cost (2)	2,138	2,644	5,639
(1) “Variable lease cost” is excluded from lease payments that comprise the operating lease liability.
(2) Total operating lease cost is included in the consolidated statement of operations line-items “Vessel operating expenses” and “Administrative expenses”.

As of December 31, 2024 and 2023 the right-of-use assets recognized by Golar as a lessee in various operating leases amounted to $6.8 million and $7.4 million, respectively (note 20).

The weighted average remaining lease term for our operating leases is 4.4 years (2023: 5.6 years). Our weighted-average discount rate applied for most of our operating leases is 5.5% (2023: 5.5%).

The maturity of our lease liabilities is as follows:

Year ending December 31
(in thousands of $)
2025	1,534
2026	1,620
2027	1,718
2028	797
2029 and thereafter	1,041
Total minimum lease payments	6,710

14.	ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

There were no assets and liabilities held for sale and no discontinued operations for the year ended December 31, 2024. The net income/(loss) from discontinued operations for the year ended December 31, 2022 are as follows:

	Year Ended December 31, 2022
(in thousands of $)	CoolCo	TundraCo	Total
(Loss)/income from discontinued operations	(194,500)	4,880	(189,620)
Gain on disposal	(10,060)	123,230	113,170
Net (loss)/income from discontinued operations	(204,560)	128,110	(76,450)

14.1 The CoolCo Disposal

The disposals of nine of our wholly owned subsidiaries and the management entities responsible for the commercial and technical vessel management of the LNG carriers to Cool Company Ltd (“CoolCo” and the “CoolCo Disposal”) closed in stages from March 3, 2022 to June 30, 2022. We recognized a loss on disposal of $10.1 million in relation to the subsidiaries disposed and is comprised of: (i) proceeds received of $218.2 million cash consideration and 12.5 million shares of CoolCo valued at $127.1 million (ii) offset by the carrying values of the assets and liabilities disposed of $355.4 million.

In May 2023, we completed the sale of our vessel operations in Malaysia, along with the related assets and liabilities (previously reported in our Corporate and others segment) to CoolCo and recognized a gain on disposal of $27.0 thousand.

Our continuing involvement with the discontinued operations for the years ended December 31, 2024, 2023 and 2022 includes:

•$2.1 million, $2.0 million and $5.8 million ship management fee expense, respectively, for CoolCo’s management of our LNG carrier Golar Arctic, and our contractual vessel management obligations for Italis LNG and LNG Croatia;
•$0.7 million, $1.0 million and $0.8 million financial guarantees fees, respectively, with respect to the debt assumed by CoolCo related to the Golar Kelvin and Golar Ice. On November 14, 2024, CoolCo terminated its sale and leaseback arrangements in respect of the Golar Kelvin and Golar Ice. Consequently, our debt guarantee for CoolCo’s long-term debt obligations was released;
•$nil, $1.6 million and $3.1 million management and administrative services revenue, respectively, for the provision of IT services, routine accounting services, treasury services, finance operation services, and any additional services reasonably required pursuant to the CoolCo Administrative Services Agreement which concluded on December 31, 2023; and
•$nil, $nil and $4.8 million net expenses, respectively, relating to the CoolCo’s vessels participation in the Cool Pool arrangement. We exited this pooling arrangement in November 2022.

The following table contains the financial statement line-items presented as discontinued operations following the CoolCo Disposal:

	Period ended January 1, 2023 to May 1, 2023	Year ended December 31, 2022
(in thousands of $)
Time and voyage charter revenues	—	37,289
Vessel and other management fees	262	1,815
Vessel operating expenses	—	(8,466)
Voyage, charterhire and commission expenses	—	(1,229)
Administrative expenses	57	1,906
Project development expenses	—	(62)
Depreciation and amortization	(20)	(5,807)
Impairment of long-lived assets (1)	—	(218,349)
Other operating income	—	4,374
Operating income/(loss)	299	(188,529)

Interest income	—	4
Interest expense, net	—	(4,725)
Other financial items, net	(18)	(799)
Pretax income/(loss) from discontinued operations	281	(194,049)

Income taxes	(15)	(451)
Income/(loss) from discontinued operations	266	(194,500)
Gain/(loss) on CoolCo Disposal (2)	27	(10,060)
Net income/(loss) from discontinued operations	293	(204,560)
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

14.2 The TundraCo Disposal

On May 31, 2022, we completed the sale of 100% of the share capital of our subsidiary Golar LNG NB 13 Corporation (the “TundraCo Disposal”), owner of FSRU Italis LNG (formerly Golar Tundra) to Snam for $352.5 million. Our continuing involvement with the discontinued operations of the Italis LNG was through the Development Agreement which was completed in May 2023 (note 7). We recognized services revenue of $13.8 million for the year ended December 31, 2023.

The following table contains the financial statement line-items presented as discontinued operations following TundraCo's Disposal for the period ended May 31, 2022 as follows:

Period ended January 1, 2022 to May 31, 2022
(in thousands of $)
Time and voyage charter revenues	27,776
Vessel operating expenses	(5,119)
Voyage, charterhire and commission expenses	(10,004)
Administrative expenses	(16)
Depreciation and amortization	(2,955)
Operating income	9,682

Interest expense, net	(4,649)
Other financial items, net	(153)
Pretax income from discontinued operations	4,880

Income taxes	—
Income from discontinued operations	4,880

Gain on disposal of discontinued operations (1)	123,230
Net income from discontinued operations	128,110
(1) Gain on TundraCo Disposal comprised of (i) cash proceeds received of $352.5 million, (ii) a partially offset by the net asset value of Golar LNG NB 13 Corporation of $229.0 million and (iii) related fees incurred in relation to disposal of $0.3 million.

15.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2024	2023
Restricted cash in relation to the FLNG Hilli (1)	60,955	60,996
Restricted cash in relation to the Gimi (2)	58,107	—
Restricted cash and short-term deposits held by lessor VIE (3)	17,472	18,085
Restricted cash relating to the LNG Hrvatska O&M Agreement (4)	12,715	12,083
Restricted cash relating to office lease	949	1,081
Total restricted cash and short-term deposits	150,198	92,245
Less: Amounts included in current restricted cash and short-term deposits	(75,579)	(18,115)
Long-term restricted cash	74,619	74,130
(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to the Customer of the FLNG Hilli, we recognized an initial cash collateral of $305.0 million to support the FLNG Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and a corresponding reduction to the cash collateral requirements. In May 2021, the FLNG Hilli had achieved 3.6 million tonnes of LNG production, reducing the LC to $100 million and the cash collateral to $61.0 million as of December 31, 2024. The cash collateral is expected to be restricted until the end of the LTA term.
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
(2) Under the terms of the Gimi facility, pre-commissioning contractual cash flows are classified as restricted, to be utilized only for debt service prior to COD. These restrictions are lifted through a contractual release mechanism upon achieving COD.
(3) This is held by lessor VIE that we are required to consolidate under U.S. GAAP (note 5).
(4) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of $9.4 million (€9.1 million) and one in the amount of $1.3 million, both of which will remain restricted, inclusive of accrued interest, throughout the 10-year term until December 2030.

16.	OTHER CURRENT ASSETS

Other current assets consists of the following:

(in thousands of $)	2024	2023
Prepaid expenses	2,939	2,292
Inventories	2,077	1,990
Interest receivable from money market deposits and bank accounts (note 27)	2,053	3,929
Receivable from IRS derivatives	1,745	2,461
MTM asset on IRS derivatives (note 27)	422	2,697
MTM asset on TTF linked commodity swap derivatives (note 27)	—	48,079
Receivable from TTF linked commodity swap derivatives	—	7,581
Other (1)	38,646	2,968
Other current assets	47,882	71,997
(1) Included in “Other” as of December 31, 2024 are $31.6 million outstanding receivable from bp (note 18.1) and $2.4 million in waived dividends related to the acquisition of the FLNG Hilli non-controlling interest.

17.	EQUITY METHOD INVESTMENTS

At December 31, 2024 and 2023, we have the following participation in investments that are recorded using the equity method:

	2024	2023
Avenir LNG Limited (“Avenir”)	23.4%	23.5%
Logística e Distribuição de Gás S.A. (“LOGAS”)	58.0%	58.0%
Egyptian Company for Gas Services S.A.E (“ECGS”)	50.0%	50.0%
Aqualung Carbon Capture AS (“Aqualung”)	4.4%	4.4%
Higas Holdings Limited (“Higas”)	25.0%	—%
MGAS Comercializadora de Gás Natural Ltda. (“MGAS”)	—%	51.0%

The carrying amounts of our equity method investments as of December 31, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Avenir	28,934	35,729
LOGAS	7,183	9,261
ECGS	5,502	5,237
Aqualung	2,046	2,244
MGAS (1)	—	1,511
Total equity method investments	43,665	53,982
(1) In May 2024, Macaw Energies Brasil Serviços de Gás Natural Ltda, our wholly owned subsidiary, completed the disposal of its 51% equity interest in MGAS for a consideration of $0.8 million. This resulted in a loss on disposal of $0.5 million.

The components of our equity method investments are as follows:

(in thousands of $)	2024	2023
Balance as of January 1,	53,982	104,108
Additions	3,948	9,678
Net losses	(4,668)	(2,520)
Guarantees	(957)	(751)
Share of other comprehensive losses	(579)	(488)
Dividends	(456)	—
Net proceeds (including non-cash consideration) from disposals	(4,771)	(56,045)
Impairment of equity method investment	(2,834)	—
Balance as of December 31,	43,665	53,982

Avenir and Higas

In October 2018, Golar, Stolt-Nielsen Ltd. (“Stolt-Nielsen”) and Aequitas Limited (“Aequitas”, formerly known as Höegh LNG Holdings Limited) jointly invested $182.0 million in Avenir, with Golar contributing $24.8 million for an initial 25% shareholding while Aequitas and Stolt-Nielsen held 25% and 50%, respectively. In November 2018, Avenir announced a private placement of 110 million new shares at a par value price of $1.00 per share with Stolt-Nielsen, Golar and Aequitas subscribing to 49.5 million, 24.75 million and 24.75 million shares, respectively. Following the private placement, institutional and other professional investors had subscribed for the remaining 11 million shares and the ownership of Stolt-Nielsen, Golar and Aequitas were diluted to 45%, 22.5% and 22.5%, respectively. In March 2020, Avenir issued an equity shortfall notice of $45.0 million, which Golar funded $18.0 million increasing its total investment to $42.75 million, representing a 23.5% ownership interest.

In November 2024, Avenir divested its ownership of the LNG storage terminal in Sardinia, by creating a new entity, Higas Holdings (“Higas”). The majority shareholders in Avenir subscribed shares in Higas as follows: 50% by Stolt-Nielsen and 25% each for Golar and Aequitas. To fund the subscription, Golar sold 3.6 million Avenir shares at $1.095 per share, recognizing a gain on partial disposal of $0.5 million which reduced our ownership in Avenir to 23.36%. We consider that we have significant influence over the operating and financial policies of Higas given our Higas shares valued at $3.9 million, represent 25% voting interest.

Discussions are currently underway between Higas and local authorities to enhance Higas' future cash flow by incorporating it into Sardinia's regulatory framework. Due to the continued uncertainties surrounding the inclusion of the Higas terminal in this framework, we have fully impaired our investment in Higas, recording an impairment charge of $2.8 million at December 31, 2024.

LOGAS

LOGAS is based in Brazil and provides various services to businesses and local authorities including the distribution and transportation of compressed natural gas (“CNG”), compression and decompression of CNG, storage and distribution of LNG, and the purchase and sale of natural gas. In October 2023, Macaw Brazil entered into an investment agreement to acquire a 58% ownership interest in LOGAS for BRL45.0 million (approximately $9.3 million) which completed in November 2023. We have a 58% majority voting interest in LOGAS compared to 42% voting interest held by the non-controlling interest. For so long as the LOGAS non-controlling interests hold at least 30% of voting shares of LOGAS, the LOGAS non-controlling interests have substantive participating rights that prevent us from controlling the significant operating and financial decisions made in LOGAS’ ordinary course of business. We consider that we don't control LOGAS and instead have significant influence over the operating and financial policies of LOGAS.

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

18.	ASSETS UNDER DEVELOPMENT

	2024			2023
(in thousands of $)	FLNG Gimi	MKII FLNG	Total	FLNG Gimi	MKII FLNG	Total
Balance as of January 1,	1,562,828	—	1,562,828	1,152,032	—	1,152,032
Transferred from other non-current assets (note 20)	—	255,289	255,289	—	—	—
Additions	109,130	238,079	347,209	338,327	—	338,327
Interest costs capitalized	90,674	5,197	95,871	72,469	—	72,469
Balance as of December 31,	1,762,632	498,565	2,261,197	1,562,828	—	1,562,828

18.1. FLNG Gimi

In February 2019, Gimi MS entered into a Lease and Operate Agreement with bp, and our subsidiary Golar MS Operator S.A.R.L. (the “LOA”). The LOA provides for the construction and conversion of LNG carrier Gimi to an FLNG, transit, mooring and connection to the upstream project infrastructure (of which bp is the appointed operator), commissioning with the upstream facilities including its floating production, storage and offloading vessel (“FPSO”) and completing specified acceptance tests commencing on commercial operations date (“COD”). Following COD, we will operate and maintain FLNG Gimi, making her capacity exclusively available for the liquefaction of natural gas from the Greater Tortue Ahmeyim (“GTA Project”) and offloading of LNG produced for a period of 20 years. The contractual dayrate comprises both capital and operating elements.

FLNG Gimi’s departure from the shipyard was postponed from March 2023 to November 2023 to allow for further vessel completion, pre-commissioning and testing work to be completed in the shipyard prior to departure, considering that skills and resources were more accessible in Singapore at the time. FLNG Gimi arrived at the GTA Hub's operating boundary on January 10, 2024 and was securely moored to the Hub on February 20, 2024.

As of December 31, 2024, the COD is expected within Q2 2025 with total expected conversion cost, including financing costs of approximately $1.7 billion, of which $700 million is funded by the Gimi facility (note 21). The outstanding conversion cost remaining until COD is $147.4 million.
Additionally, as of December 31, 2024, pursuant to the LOA, management had identified and estimated spares and consumables of $39.1 million that will not be used during commissioning which are expected to be reimbursed by bp at COD.

Gimi LOA and its amendments

We and bp are required to meet various contractual delivery schedules with delays resulting in contractual prepayments between the parties in advance of COD. Due to project delays, pre-commissioning contractual cash flows commenced in March 2023.

On August 3, 2024, we entered into an agreement to resolve the pre-existing LOA contract interpretation dispute with bp (the “Settlement Deed”). The Settlement Deed waives specified amounts payable and receivable between bp and Gimi MS and serves as a full and final settlement of the previously announced arbitration proceedings regarding Project Delay Payments.

Concurrently, we entered into an amendment to the LOA (“the Amendment Deed”) to realign the parties towards achieving COD for the GTA Project. The Amendment Deed introduces accelerated commissioning and simplified pre-COD contractual cash flows through a step-up mechanism for daily payments, tied to project milestones and secured by defined long-stop dates. Additionally, it introduces the potential for lump sum bonus payments upon milestones achievements. Post-COD, the Amendment Deed introduces limited changes, most notably a reduction in base capacity from 2.45 mtpa to 2.40 mtpa over the 20 years period.

Pre-COD contractual cash flows are considered prepayments pursuant to the LOA, which contains a lease. These prepayments, comprising of prepaid rent and lease incentives, are deferred until lease commencement at COD. These amounts are presented on a net basis as they arise from the same contract, which also provides for a contractual right of offset.
As of December 31, 2023, the pre-COD contractual cash flows comprised of $105.4 million in liquidated damages paid to bp, of which, $30.5 million remained payable (note 23). Given that the expected COD was more than 12 months and an asset position, these amounts were presented as “Other non-current assets” (note 20). In June 2024, when the expected COD was within 12 months, these amounts were reclassified to “Other current assets”.
As of December 31, 2024, the net pre-COD contractual cash flows amounted to $23.8 million (note 23), of which $31.6 million remained receivable (note 16). These amounts were presented in “Other current liabilities”, as it reflects a net deferred income position and in alignment with the FLNG Gimi’s expected COD in Q2 2025. The net pre-COD contractual cash flows comprised of:
•$127.7 million of payments from bp, including project milestones for the period from January 10, 2024 to December 31, 2024;
•$6.0 million payments from bp for temporary crew accommodation arrangements; and
•partially offset by $109.9 million in liquidated damages we paid bp for the period from March 17, 2023 to January 9, 2024.

18.2 MKII FLNG

On September 17, 2024, Golar's board of directors approved to enter into an EPC agreement with CIMC for a MKII FLNG with an annual liquefaction capacity of 3.5 mtpa. Under the EPC agreement, B&V will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process, similar to its involvement in the construction of Golar’s existing assets, the FLNG Hilli and FLNG Gimi.

Concurrently, the entry into the binding EPC agreement significantly increases the likelihood that the MKII FLNG conversion will occur, making it virtually certain. Consequently, all MKII FLNG costs of $255.3 million, previously classified as “Other non-current assets”, were reclassified to “Assets under development”, comprised of:
•$59.4 million and $109.8 million of project engineering costs and long lead items, respectively, as of December 31, 2023; and
•$86.1 million of project engineering costs and long lead items incurred from January 1, 2024 to September 17, 2024.
Costs incurred after this date have been presented as additions to the MKII FLNG asset under development.

In September 2024, we issued a $100.0 million LC in favor of B&V with CIMC. Under the provisions of the LC, the profile reduces over time to reflect payments made by CIMC under the EPC agreement. There is no cash collateral associated with the LC, however a 1.5% upfront fee was paid and a 1.75% per annum running margin is payable on the outstanding balance which expires in January 2028.

The total budget for the MKII FLNG conversion is estimated at $2.2 billion, inclusive of the donor vessel (Fuji LNG), yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The MKII FLNG is expected to be delivered in Q4 2027.

As of December 31, 2024, the estimated timing of the outstanding payments is as follows:

(in thousands of $)
Period ending December 31,
2025	669,521
2026	435,341
2027	422,050
2028	267,530
Total	1,794,442

19.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1, 2024	1,330,563	45,771	108,492	5,893	1,490,719
Additions (1)	77,500	—	1,158	175	78,833
Transfers to intangible assets	—	—	—	(766)	(766)
Write-offs (2)	—	—	—	(1,429)	(1,429)
As of December 31, 2024	1,408,063	45,771	109,650	3,873	1,567,357

Depreciation, amortization and impairment
As of January 1, 2024	(350,177)	(31,450)	(28,181)	(3,234)	(413,042)
Charge for the year (3)	(40,529)	(5,544)	(6,730)	(263)	(53,066)
Write-offs (2)	—	—	—	1,429	1,429
Impairment (4)	(16,810)	—	(6,123)	—	(22,933)
As of December 31, 2024	(407,516)	(36,994)	(41,034)	(2,068)	(487,612)

Net book value as of December 31, 2024	1,000,547	8,777	68,616	1,805	1,079,745

(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1, 2023	1,374,607	45,771	109,094	7,341	1,536,813
Additions	—	—	8,492	1,934	10,426
Disposals (5)	(44,044)	—	—	—	(44,044)
Write-offs (2)	—	—	(9,094)	(3,382)	(12,476)
As of December 31, 2023	1,330,563	45,771	108,492	5,893	1,490,719

Depreciation, amortization and impairment
As of January 1, 2023	(336,055)	(25,906)	(32,011)	(5,788)	(399,760)
Charge for the year (3)	(38,166)	(5,544)	(5,264)	(828)	(49,802)
Disposals (5)	29,065	—	—	—	29,065
Write-offs (2)	—	—	9,094	3,382	12,476
Impairment (5)	(5,021)	—	—	—	(5,021)
As of December 31, 2023	(350,177)	(31,450)	(28,181)	(3,234)	(413,042)

Net book value as of December 31, 2023	980,386	14,321	80,311	2,659	1,077,677

(1) In March 2024, we acquired the Fuji LNG, the donor vessel for MKII FLNG for $77.5 million and consequently reclassified the deposit of $15.5 million from “Other non-current assets” (note 20) to “Vessels and equipment, net”. As of December 31, 2024, the Fuji LNG was presented under the Shipping segment as she was trading as an LNG carrier, while waiting for shipyard entry for FLNG conversion.
(2) Write-offs relates to fully depreciated or fully amortized fixed assets.
(3) Depreciation and amortization charges for the years ended December 31, 2024 and 2023, excludes $0.5 million and, $0.5 million respectively, of amortization charges in relation to the Cameroon license fee.
(4) In 2024, multiple discussions took place with potential buyers regarding the sale of the Golar Arctic, but no binding agreement was reached by December 31, 2024. Although the criteria for classifying the asset as held for sale were not met, an impairment assessment was carried out using average broker valuations as an estimate of fair value. However, management determined that the third-party purchase offers received during the year better reflected the current exit price in the LNGC market, rather than relying on the average broker valuations. As a result, an impairment charge of $22.9 million was recognized as of December 31, 2024. See Note 30,“Subsequent Events” for further discussion on subsequent disposal the vessel.
(5) In May 2023, we entered into an agreement for the sale and recycling of the Gandria (“Gandria SPA”) with Last Voyage, DMCC, for net consideration of $15.2 million. The held for sale presentation criteria were met and a remeasurement of the vessel and onboard equipment to lower of her carrying value and fair value less estimated costs to sell was performed, resulting in an impairment charge of $5.0 million recognized during the year ended December 31, 2023. Prior to this, the Gandria was previously reported in our FLNG segment. The Gandria SPA was completed on November 1, 2023, resulting in a loss on disposal of $0.5 million recognized in “Other Operating gain/(loss)”, in the consolidated statements of operations.
As of December 31, 2024, we performed our annual vessel impairment assessment and determined that the FLNG Hilli’s market valuation of $926.3 million is less than its carrying value of $977.3 million. However, based on the estimated future undiscounted cash flows of the FLNG Hilli which is significantly greater than its carrying value, no impairment was recognized.

20.	OTHER NON-CURRENT ASSETS
Other non-current assets are comprised of the following:

(in thousands of $)	2024	2023
Oil derivative instrument (note 27)	58,676	105,948
Gas derivative instrument (note 27)	47,152	53,663
MTM asset on IRS derivatives (note 27)	32,995	36,690
Pre-operational assets (1)	8,782	189,023
Operating lease right-of-use-assets (2)	6,771	7,386
Pre-COD contractual cash flows (note 18.1)	—	105,400
Other	5,855	1,696
Other non-current assets	160,231	499,806
(1) “Pre-operational assets” comprised of project engineering costs, long lead items and deposit for a donor vessel relating to the MKII FLNG (“MKII FLNG”), as well as capitalized cost for the Macaw Energies project:
•In March 2024, we completed the acquisition of the Fuji LNG, for total consideration of $77.5 million. Consequently, the $15.5 million deposit for the donor vessel was reclassified from “Other non-current assets” to “Vessels and equipment, net” in the consolidated balance sheet.
•In September 2024, we entered into an EPC agreement for MKII FLNG, reinforcing certainty of the conversion. Consequently all MKII FLNG costs previously classified as “Other non-current assets” were reclassified to “Assets under development” in the consolidated balance sheets.
•Macaw's flare to gas mobile kit (“F2X”) project included capitalized engineering and other directly attributable costs of $8.8 million as of December 31, 2024 (December 31, 2023: $4.4 million). Our Board of Directors approved up to $30.0 million of expenditure for Macaw Energies, of which, the remaining commitment as of December 31, 2024 is $2.7 million.
(2) Operating lease right-of-use-assets mainly comprises of our office premises leases in London and Oslo.

21.	DEBT

(in thousands of $)	2024	2023
Total debt, net of deferred finance charges	(1,452,255)	(1,216,730)
Less: Current portion of long-term debt and short-term debt	521,282	342,566
Long-term debt	(930,973)	(874,164)

The outstanding debt, gross of deferred finance charges, as of December 31, 2024 is repayable as follows:

Year ending December 31	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
2025	(247,975)	(278,966)	(526,941)
2026	(58,333)	(35,500)	(93,833)
2027	(58,333)	—	(58,333)
2028	(58,333)	—	(58,333)
2029	(358,333)	—	(358,333)
2030 and thereafter	(379,168)	—	(379,168)
Total	(1,160,475)	(314,466)	(1,474,941)
Deferred finance charges	20,203	2,483	22,686
Total debt net of deferred finance charges	(1,140,272)	(311,983)	(1,452,255)
(1) This relates to debt balance of our consolidated lessor VIE entity (note 5).

(in thousands of $)	2024	2023	Maturity date
Gimi facility (1)	(670,833)	(630,000)	March 2030
2021 Unsecured Bonds	(189,642)	(199,869)	October 2025
2024 Unsecured Bonds	(300,000)	—	September 2029
Golar Arctic facility (1)	—	(14,589)	October 2024
Subtotal (excluding lessor VIE debt)	(1,160,475)	(844,458)
CSSC VIE debt - FLNG Hilli facility	(314,466)	(396,125)	Repayable on demand/2026
Total debt (gross)	(1,474,941)	(1,240,583)
Less: Deferred finance charges	22,686	23,853
Total debt, net of deferred financing costs	(1,452,255)	(1,216,730)
Gimi facility

In 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion of the FLNG Gimi. As of December 31, 2024, we have fully drawn the available funds. The facility has a final balloon payment of $350.0 million due in 2030 and bears interest at SOFR plus a margin of 4.0% during the conversion phase, reducing to SOFR plus a margin of 3.0% post COD.

2021 Unsecured Bonds

In 2021, we closed our $300.0 million senior Unsecured Bonds in the Nordic bond market (“2021 Unsecured Bonds”). The 2021 Unsecured Bonds will mature in October 2025 and bear interest of 7.00% per annum.

In 2023,
•we repurchased $20.4 million of the 2021 Unsecured Bonds at prices ranging from par to an average price of 100.30% of par, for a total consideration of $21.1 million, inclusive of $0.6 million accrued interest. Consequently, we recognized a loss on debt extinguishment of $0.3 million in “Other financial items, net” in the consolidated statement of operations;

•following bondholders approval, we amended the terms of the 2021 Unsecured Bonds with effect from May 25, 2023 and removed restriction to pay distributions and introduced a $100.0 million free liquid assets incurrence test. In exchange, we paid a one-time consent fee of 3.75% of the nominal amount of the outstanding 2021 Unsecured Bonds or $5.2 million, which was treated as an additional debt discount and amortized through the interest expense, net line item of our consolidated statement of operations over the remaining term of the 2021 Unsecured Bonds; and
•we re-issued $61.1 million of the previously repurchased 2021 Unsecured Bonds, at an average price of 98.9% of par, for a total consideration of $61.0 million inclusive of $0.1 million accrued interest. Consequently, we recognized a net loss on re-issuance of $0.7 million in “Other financial items, net” in our consolidated statement of operations. The re-issuance did not result in an amendment to the terms of the outstanding 2021 Unsecured Bonds.

Contemporaneous with the closing of the 2024 Unsecured Bonds described below, we repurchased $10.3 million of the 2021 Unsecured Bonds at 101.25% of par, for a total consideration of $10.7 million, inclusive of $0.3 million accrued interest.

2024 Unsecured Bonds

In September 2024, we issued our $300.0 million senior unsecured bonds in the Nordic bond market (“2024 Unsecured Bonds”). The 2024 Unsecured Bonds mature in September 2029 and bear interest at 7.75% per annum. The net proceeds from the 2024 Unsecured Bonds will be used to fund existing debt maturities, capital expenditures and for general corporate purposes.

The terms of the 2021 and 2024 Unsecured Bonds grant us:
•an early redemption option to redeem the Unsecured Bonds for 100% of the nominal amount if it is required to gross up any withholding tax from any payments in respect of the Unsecured Bonds;
•early redemption call option to redeem all of some of the Unsecured Bonds at multiple dates throughout the four years term with pricing that reduces as the maturity date approaches;
•to purchase and hold the Unsecured Bonds and that such Unsecured Bonds may be retained, sold or cancelled at our sole discretion; and
•grants the bondholders a mandatory repurchase put option to require that that we repurchase some or all of the Unsecured Bonds for 101% of the Nominal Amount per bond – the put option is triggered by a change of control event, a de-listing event, a disposal event or a total loss event.

Golar Arctic facility

In October 2024, the Golar Arctic facility matured and the final balloon payment of $9.1 million was fully settled. Until its maturity and full repayment, the facility bore interest at SOFR plus a margin of 2.75%.

Lessor VIE debt

The following loan relates to the CSSC entity that we consolidate as a VIE. Although we have no control over the funding arrangement of this entity, we consider ourselves the primary beneficiary of this VIE and therefore are required to consolidate this loan facility into our financial results (note 5).

Facility	Effective from	SPV	Loan counterparty	Loan facility at inception (in $ millions)	Loan facility at December 31, 2024 (in $ millions)	Loan duration/maturity	Interest
Hilli	June 2018	Fortune Lianjing Shipping S.A.	CSSC entity	(840.0)	(96.1)	8 years non-recourse	SOFR plus margin(1)(2)
				(120.0)	(218.3)	Repayable on demand	Fixed rate(3)
(1) In 2023, we entered into the fourth side letter for FLNG Hilli’s sale and leaseback facility, incurring total fees of $6.3 million which have been deferred and amortized over the remaining term of the sale and leaseback facility (note 5).
(2) In 2023, the SPV, Fortune Lianjiang Shipping S.A., amended the interest-bearing facility, transitioning from LIBOR to SOFR.
(3) In 2024, the previously non-interest bearing loan with the CSSC entity began accruing interest at a fixed rate.
The vessel in the table above is secured as collateral against these long-term loans (note 29).

Debt restrictions

Certain of our debts are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, enter into mergers and acquisitions, purchase and sell vessels or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets to liabilities and minimum net worth and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. As of December 31, 2024, we were in compliance with all our covenants under our various loan agreements.

22.	ACCRUED EXPENSES
Accrued expenses is comprised of the following:

(in thousands of $)	2024	2023
Vessel related (1)	(24,999)	(120,152)
Finance related (2)	(27,560)	(13,936)
Administrative related (3)	(13,502)	(10,211)
Current tax payable	(10)	(511)
Accrued expenses	(66,071)	(144,810)
(1) “Vessel related” accrued expenses comprised of vessel operating expenses such as crew wages, supplies, routine repairs, maintenance, lubricating oils and insurance. As of December 31, 2024, included in “Vessel related” are accrued costs related to Gimi and MKII FLNG conversion of $13.6 million and $2.1 million, respectively (2023: $96.3 million and $7.8 million, respectively).

(2) “Finance related” accrued expenses comprised of accrued interest on Golar and VIE debt facilities (note 21).

(3) “Administrative related” accrued expenses comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other office and general expenses.

23.	OTHER CURRENT LIABILITIES
Other current liabilities are comprised of the following:

(in thousands of $)	2024	2023
Pre-COD contractual cash flows (note 18.1)	(23,842)	—
Day 1 gain deferred revenue - current portion (1) (note 24)	(12,783)	(12,783)
Deferred revenue	(5,360)	(4,220)
Current portion of operating lease liability (note 13)	(1,587)	(1,462)
Other (2)	(11,693)	(32,485)
Other current liabilities	(55,265)	(50,950)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of December 31, 2024, current portion of the deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million, respectively (2023: $10.0 million and $2.8 million).

(2) Included in “Other” as of December 31, 2023, is $30.5 million outstanding balance payable to bp (note 18.1).

24.	OTHER NON-CURRENT LIABILITIES
Other non-current liabilities are comprised of the following:

(in thousands of $)	2024	2023
VIE dividend payable (1)	(184,000)	—
Pension obligations (note 25)	(21,209)	(23,471)
Day 1 gain deferred revenue (2)	(6,604)	(19,179)
Deferred commissioning period revenue (3)	(2,145)	(6,276)
Non-current portion of operating lease liabilities (note 13)	(5,124)	(5,881)
Other (4)	(6,694)	(6,793)
Other non-current liabilities	(225,776)	(61,600)
(1) As of December 31, 2024, the lessor VIE declared a dividend of $184 million to a CSSC entity. The unpaid dividend is unsecured, interest free and due for payment in 2026. Given we are the primary beneficiary of the VIE, this amount has been fully consolidated into our financial statements (see Note 5).
(2) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of December 31, 2024, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $5.1 million and $1.5 million, respectively (2023: $14.8 million and $4.4 million).
(3) The Customer’s billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the Customer’s acceptance of the FLNG Hilli (note 7). The current portion of deferred commissioning period billing is included in note 23, “Other current liabilities”.
(4) Included in “Other” is an asset retirement obligation relating to FLNG Hilli of $6.4 million and $6.0 million for the years ended December 31, 2024 and 2023, respectively. The corresponding asset of $4.7 million is recorded within “Vessels and equipment, net” (note 19).

25.	PENSIONS
Defined contribution scheme

We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charges to our consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 was $1.5 million, $1.6 million and $1.7 million, respectively.

Defined benefit schemes

We have two defined benefit pension plans both of which are closed to new entrants. Benefits are based on the employees' years of service and compensation. Net periodic pension plan costs are determined using the Projected Unit Credit Cost method. Our plans are funded by us in conformity with the funding requirements of the applicable government regulations. Plan assets consist of both fixed income and equity funds managed by professional fund managers. We use December 31 as the measurement date for our pension plans.

In May 2024, we entered into a buy-in insurance agreement in relation to one of our defined benefit pension plans which is expected to be converted to a settlement agreement within a year. Under the settlement agreement, our obligation would be fully transferred to the insurer, releasing us from further liabilities. This resulted in the disinvestment of the pension plan's assets previously held by a third-party financial institution and a net charge to other comprehensive income of $1.9 million. As a result, the UK pension plan assets were reclassified from Level 1 to Level 3 of the fair value hierarchy under ASC 820, as the annuity contract lacks an active market and is valued using significant unobservable inputs, including actuarial assumptions and insurer credit risk. The annuity policy is measured based on the projected benefit obligation, adjusted for known experience and solvency assumptions, which we believe reasonably approximates insurer pricing. Given the nature of these inputs, the fair value of the annuity contract is sensitive to changes in discount rates and mortality assumptions.

The components of net periodic benefit costs are as follows:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Service cost	(27)	(33)	(75)
Interest cost	(1,481)	(1,622)	(1,087)
Expected return on plan assets	426	427	254
Recognized actuarial loss	(1,331)	(307)	(774)
Net periodic benefit cost	(2,413)	(1,535)	(1,682)

The components of net periodic benefit costs are recognized in the consolidated statement of operations within "administrative expenses" and "vessel operating expenses" amounting to $1.2 million, (2023: $0.2 million) and $1.2 million (2023: $1.4 million), respectively. The estimated net loss amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2024 was $1.3 million (2023: $0.3 million). The increase in estimated net loss amortization and the net periodic benefit costs reflects the impact of the buy-in insurance agreement, which shortened the amortization period from 15 years to 3 years.

The change in projected benefit obligation and plan assets and reconciliation of funded status for the years ended December 31, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Reconciliation of benefit obligation:
Benefit obligation at January 1	33,433	34,078
Service cost	27	33
Interest cost	1,481	1,622
Actuarial (gain)/loss (1)	(219)	246
Foreign currency exchange rate changes	(137)	383
Benefit payments	(2,952)	(2,929)
Projected benefit obligation at December 31	31,633	33,433
(1) Actuarial gain is sensitive to changes in key actuarial assumptions specifically discount rates, mortality rates and assumed future salary increases.
The accumulated benefit obligation at December 31, 2024 and 2023 was $31.6 million and $33.2 million, respectively.

(in thousands of $)	2024	2023
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	9,962	9,809
Actual return on plan assets	(1,028)	433
Employer contributions	2,290	2,175
Foreign currency exchange rate changes	(130)	474
Benefit payments	(2,952)	(2,929)
Fair value of plan assets at December 31	8,142	9,962

The amounts recognized in accumulated other comprehensive income, as of December 31, 2024 and 2023, is $4.3 million and $4.5 million, respectively.

The actuarial loss recognized in other comprehensive income/(loss) is net of tax of $9 thousand, $0.4 million, and $0.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Employer contributions and benefits paid under the pension plans include $2.3 million and $2.2 million paid from employer assets for the years ended December 31, 2024 and 2023, respectively.

Our defined benefit pension plan is comprised of two schemes as follows:

	December 31, 2024			December 31, 2023
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Fair value of benefit obligation	(7,888)	(23,745)	(31,633)	(7,597)	(25,836)	(33,433)
Fair value of plan assets (including annuity policy)	7,924	218	8,142	9,331	631	9,962
Funded (unfunded) status at end of year	36	(23,527)	(23,491)	1,734	(25,205)	(23,471)

The fair value of our plan assets, by category, as of December 31, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Annuity policy	7,924	—
Equity securities	—	9,331
Cash	218	631
	8,142	9,962

The asset allocation for our Marine scheme at December 31, 2024 and 2023, by asset category are as follows:

Marine scheme	2024 (%)	2023 (%)
Cash	100	100
Total	100	100

The asset allocation for our UK scheme at December 31, 2024 and 2023, by asset category are as follows:

UK scheme	2024 (%)	2023 (%)
Annuity policy	99	—
Equity	—	99
Cash	1	1
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds and annuity policy.

During the year ended December 31, 2024, we had made the following contributions to the schemes as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	171	2,119

We are expected to make the following pension disbursements as follows:

Year ending December 31,	UK scheme	Marine scheme
(in thousands of $)
2025	500	2,500
2026	400	2,400
2027	415	2,300
2028	425	2,200
2029	440	2,100
2030 - 2034	2,900	9,000

The weighted average assumptions used to determine the benefit obligation for our defined benefit pension plans for the years ended December 31 are as follows:

	2024	2023
Discount rate	5.10%	4.63%
Rate of compensation increase	2.48%	2.47%

The weighted average assumptions used to determine the net periodic benefit cost for our defined benefit pension plans for the years ended December 31 are as follows:

	2024	2023
Discount rate	5.12%	4.64%
Expected return on plan assets	4.31%	4.31%
Rate of compensation increase	2.55%	2.54%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2024 and 2023 is based on the weighted average of various returns on assets using the asset allocation as of the beginning of 2024 and 2023. For equities and other asset classes, we have applied an equity risk premium over ten-year governmental bonds.

26.	SHARE CAPITAL AND SHARE BASED COMPENSATION
Our common shares are listed on the Nasdaq Stock Exchange.

As of December 31, 2024 and 2023, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2024	2023
150,000,000 (2023: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2024	2023
104,534,703 (2023: 104,578,080) outstanding issued common shares of $1.00 each	104,535	104,578

(number of shares in thousands)	2024	2023
As of January 1	104,578	107,226
Repurchase and cancellation of treasury shares (1)	(679)	(2,897)
Share options exercised	512	—
Vesting of RSUs	124	249
As of December 31	104,535	104,578
(1) During 2024 and 2023, we repurchased and cancelled 0.7 million and 2.9 million treasury shares for a net consideration of $14.2 million and $61.7 million, inclusive of brokers commission of $0.01 million and $0.1 million, respectively.

Contributed surplus
As of December 31, 2024 and 2023, we have a contributed surplus of $200 million. Contributed surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Share options

Our Long Term Incentive Plan (the “LTIP”) was adopted by our Board of Directors, effective as of October 24, 2017. In August 2024, our board approved the first amendment to the LTIP. Under this amendment, the maximum aggregate number of common shares that may be delivered pursuant to any and all awards under the LTIP was increased from 3.0 million to 6.0 million, subject to adjustment due to recapitalization or reorganization as provided under the LTIP.

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

Pursuant to the LTIP, we awarded certain individuals share options for the years ended December 31, 2024 and 2023, as follows:

•in March 2023, 650 thousand share options were granted to executive officers and certain employees. The options vest in equal installments over three years and have a four-year term;
•in April 2024, 50 thousand share options were granted to an executive officer. The options vest in equal installments over three years and have a four-year term;
•in February 2024, we extended the term of 750 thousand fully vested share options granted in May 2021 to May 13, 2026. These options were originally awarded for a term of 3 years from 2021 to 2024. Incremental compensation cost of $0.6 million was recognised during the year ended December 31, 2024, representing the excess of fair value of options at modification date over the original fair value at grant date; and
•in November 2024, 1,025 thousand share options were granted to executive officers and certain employees. The options vest in equal installments over three years and have a 6 year contractual term. The expected is calculated using the simplified method, as explained below.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as of the grant dates are as follows:

	November 2024	April 2024	March 2023
Risk free interest rate	4.3%	4.4%	4.1%
Expected volatility of common stock	41.5%	50.4%	70.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term of options	4.5 years	4.0 years	4.0 years

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

As of December 31, 2024, 2023 and 2022, the number of options outstanding in respect of Golar shares was 1.9 million, 1.4 million and 1.0 million, respectively.

A summary of the share options movements during the year ended December 31, 2024 is presented below:

	Shares (in thousands)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2023	1,400	$15.20	1.7
Granted during the year	1,075	$33.02	4.3
Exercised during the year	(512)	$11.19
Forfeited during the year	(67)	$19.70
Options outstanding at December 31, 2024	1,896	$25.44	3.3

Options outstanding and exercisable at:
December 31, 2024	453	$12.10	1.6
December 31, 2023	750	$10.22	0.4
December 31, 2022	662	$17.87	0.8

The exercise price of all options is reduced by the amount of dividends declared and paid up during 2024. The above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

As of December 31, 2024, 2023 and 2022, the aggregate intrinsic value of share options that were both outstanding and exercisable was $32.0 million, $10.9 million and $7.7 million, respectively.

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Intrinsic value of share options exercised	12,955	—	—
Total fair value of share options vested in the year	2,647	1,958	1,958

Compensation cost recognized in the consolidated statement of operations	3,649	2,706	1,971
Share options cost capitalized*	—	173	—
*Relates to capitalized costs on share options awarded to employees directly involved in certain vessel conversion projects.
As of December 31, 2024, the total unrecognized compensation cost amounting to $15.7 million relating to options outstanding is expected to be recognized over a weighted average period of 2.7 years.

Restricted Stock Units

Time-based RSUs

Pursuant to the LTIP, we granted certain individuals RSUs during the years ended December 31, 2024 and 2023, as follows:

•in March 2024, we granted certain individuals RSUs that were not subject to any service or performance conditions and were fully vested upon grant. The number of RSUs earned under this award was 50 thousand. In addition, we also granted certain individuals RSUs that will vest equally over the requisite service period of three years from March 2024 to March 2027. The maximum number of RSUs that may be earned under the award is 129 thousand; and
•in March 2023, we granted certain individuals RSUs that were not subject to any service or performance conditions and were fully vested upon grant. The number of RSUs earned under this award was 55 thousand. In addition, we also granted certain individuals RSUs that will vest equally over the requisite service period of three years from March 2023 to March 2026. The maximum number of RSUs that may be earned under the award is 134 thousand.

A summary of time-based RSU activities for the year ended December 31, 2024 is presented below:

	Shares (in thousands)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested RSUs at December 31, 2023	184	22.30	2.0
Granted during the year	178	23.54
Vested during the year	(121)	25.01
Forfeited during the year	(21)	22.73
Non-vested RSUs at December 31, 2024	220	22.97	1.7

Performance-based RSUs

July 2022 grant

In July 2022, we granted certain individuals RSUs that are subject to certain market and performance conditions within the performance period from January 1 to December 31, 2022. The market and performance conditions are weighted to determine the maximum number of RSUs that will be awarded. The maximum number of RSUs that may be earned under the award is 139 thousand. However, 70% of the total award or 97 thousand RSUs will vest over the requisite service period of three-years from July 2022 to July 2025 regardless of the achievement of market and performance conditions. These are shown as time-based RSUs in the preceding table and fair value is estimated using the market price of our common shares at grant date.

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

A summary of performance-based RSU activity for the year ended December 31, 2024 is presented below:

	Shares (in thousands)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested performance based RSUs at December 31, 2023	14	22.82	1.5
Vested during the year	(10)	33.43
Forfeited during the year	(1)	22.82
Non-vested performance based RSUs at December 31, 2024	3	22.82	0.5

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Compensation cost recognized in the consolidated statement of income	3,532	3,050	1,522
RSU cost capitalized *	—	247	198
*Relates to capitalized costs on RSUs awarded to employees directly involved in certain vessel conversion projects.

As of December 31, 2024, the total unrecognized compensation cost of $3.4 million relating to both time-based and performance based RSUs outstanding is expected to be recognized over a weighted average period of 1.7 years.

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

As of December 31, 2024 and 2023, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Year end	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	2024	518,542	2025/2029	1.93% to 2.37%
Receiving floating, pay fixed	2023	709,375	2024/2029	1.69% to 2.37%

Foreign currency risk

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Commodity price risk management

Although the LTA bills at a base rate of $60.00 per barrel over the contract term for 1.2 million tonnes out of the base capacity of 1.4 million (December 31, 2023: 1.44 million) tonnes of LNG, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Pursuant to LTA Amendment 3, the remaining 0.2 million (December 31, 2023: 0.22 million) tonnes of LNG is linked to the TTF index and the Euro/U.S. Dollar foreign exchange movements.

We had entered into commodity swaps to economically hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index, by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties. As at December 31, 2024, all commodity swaps have matured.

Fair values of financial instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at December 31, 2024 and 2023 are as follows:

		2024	2024	2023	2023
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	566,384	566,384	679,225	679,225
Restricted cash and short-term deposits (1) (3)	Level 1	150,198	150,198	92,245	92,245
Trade accounts receivable (3)	Level 1	29,667	29,667	38,915	38,915
Interest receivable from money-market deposits and bank accounts (3)	Level 1	2,053	2,053	3,929	3,929
Receivable from TTF linked commodity swap derivatives (3)	Level 1	—	—	7,581	7,581
Receivable from IRS derivatives (3)	Level 1	1,745	1,745	2,461	2,461
Trade accounts payable (3) (4)	Level 1	(198,906)	(198,906)	(7,454)	(7,454)
Current portion of long-term debt and short-term debt (3) (5) (6)	Level 2	(337,299)	(337,299)	(343,781)	(343,781)
Long-term debt (5) (6)	Level 2	(948,000)	(948,000)	(696,933)	(696,933)
Current portion of long-term debt - 2021 Unsecured Bonds (5) (7)	Level 1	(189,642)	(191,147)	—	—
Long-term debt - 2021 Unsecured Bonds (5) (7)	Level 1	—	—	(199,869)	(197,906)
Derivatives:
Oil and gas derivative instruments (8)	Level 2	105,828	105,828	159,611	159,611
Asset on IRS derivatives (9)	Level 2	33,417	33,417	39,387	39,387
Asset on TTF linked commodity swap derivatives (9)	Level 2	—	—	48,079	48,079
(1) These instruments carrying value is highly liquid and is a reasonable estimate of fair value.

(2) Included within cash and cash equivalents of $566.4 million and $679.2 million are $301.8 million and $481.7 million cash held in short-term money-market deposits as of December 31, 2024 and 2023, respectively. During year December 31, 2024 and 2023, we earned interest income on short-term money-market deposits and on balances held in account of $35.3 million and $44.1 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) As of December 31, 2024, trade payables primarily comprised of amounts payable related to the Gimi and MKII FLNG conversion of $80.9 million and $100.2 million, respectively (2023: $1.1 million and $1.1 million, respectively). The increase in trade payables as of December 31, 2024 compared to 2023 relates to the timing of the receipt of invoice relating to Gimi and MKII FLNG conversion projects.

(5) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table are gross of the deferred charges amounting to $22.7 million and $23.9 million at December 31, 2024 and 2023, respectively.

(6) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(7) The estimated fair values of our 2021 Unsecured Bonds are based on their quoted market prices as of the balance sheet date.

(8) The fair value of the oil and gas derivative instruments are presented on a gross basis (none of which have been designated as hedges) is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(9) The fair value of certain derivative instruments are presented on a gross basis (none of which have been designated as hedges) is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

(10) The following methods and assumptions were used to estimate the fair value of our other classes of financial instruments:

•the carrying values of loan receivables and working capital facilities approximate fair values because of the near-term maturity of these instruments (notes 16, 23 and 28). These instruments are classified within Level 1 of the fair value hierarchy.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Nordea Bank ABP, DBS Bank Ltd, Internationale Nederlanden Groep Bank (“ING Bank N.V”), SCB, Danske Bank A/S, DNB Bank ASA and Citibank NA. However, we believe this risk is remote, as they are established and reputable financial institutions with no prior history of default and with investment grade credit ratings.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with ABN Amro Bank NV, Clifford Capital, ING Bank N.V, DBS Bank Ltd, Intesa Sanpaolo, Oversea-Chinese Banking Corp, SCB, Natixis as well as with CSSC in regards to our sale and leaseback arrangement on the FLNG Hilli (note 5). We believe these counterparties to be sound financial institutions, with investment grade credit ratings. Therefore, we believe this risk of default is remote.

A concentration of supplier risk exists with B&V and CIMC in relation to the FLNG Gimi and the MKII FLNG conversion. We believe these supplier risks are remote as our vendors are reputable engineering, procurement, consulting and construction companies.

28.	RELATED PARTY TRANSACTIONS

a) Transactions with existing related parties:

Net revenues/(expenses): The transactions with related parties for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

(in thousands of $)	2024	2023	2022
First FLNG Holdings (“FFH”) (1)	691	—	—
Avenir (3)	374	339	246
Higas (2)	54	—	—
Magni Partners (4)	(22)	(10)	(32)
Total	1,097	329	214

Receivables: The balances with related parties as of December 31, 2024 and 2023 consisted of the following:

(in thousands of $)	2024	2023
FFH (1)	18,621	—
Higas (2)	6,006	—
Avenir (3)	1,733	7,312
Total	26,360	7,312

(1) First FLNG Holdings ("FFH") - In August 2024, we granted a shareholder loan to FFH, through Gimi MS, for a maximum amount of $20.0 million to enable FFH to fund its portion of Gimi MS’s funding requirements. The shareholder loan is repayable in 2025 and bears an interest rate of 12% per annum, compounded monthly. As of December 31, 2024, $17.9 million was drawn by FFH and interest of $0.7 million was accrued for the years ended December 31, 2024.
(2) Higas - Amounts due from Higas primarily consist of unpaid revolving shareholder loan principal and accrued interest. Following the completion of the Avenir Restructuring on November 8, 2024 (note 17), the $5.25 million shareholder loan and $0.7 million in accrued interest previously held by Avenir were novated to Higas under the same terms, with the maturity extended to February 2027. Additionally, we provided an additional shareholder loan of $1.25 million to Higas which remained undrawn as of December 31, 2024.
(3) Avenir - Amounts due from Avenir as of December 31, 2023, were primarily related to unpaid debt guarantee fees, the shareholder loan principal and related interest and fees. As noted above, the outstanding shareholder loan and related accrued interest were novated to Higas in November 2024. As December 31, 2024, the remaining amounts receivable from Avenir pertain to unpaid debt guarantee fees.
(4) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited (“Magni Partners”), a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

b) Transactions with CoolCo

Following the sale of our CoolCo shares in March 2023, CoolCo ceased to be a related party and subsequent transactions with CoolCo and its subsidiaries were treated as third party transactions and settled under normal payment terms.

Net revenues: Summarized below are the transactions with CoolCo and its subsidiaries for the period from January 1, 2023 to March 2, 2023 consists of the following:

(in thousands of $)	Period ended January 1, 2023 to March 2, 2023
Management and administrative services revenue (1)	588
Ship management fees expense (2)	(333)
Debt guarantee fees (3)	175
Commitment fees (4)	21
Total	451
(1) Management and administrative services revenue – Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, and Golar Management (Bermuda) Ltd, entered into the transition services agreement with CoolCo, pursuant to which we provided corporate administrative services to CoolCo, with a fee.
(2) Ship management fee expense – Following completion of the CoolCo Disposal in June 2022, we entered into ship management agreements with CoolCo, for CoolCo to manage our LNG carriers, the Golar Arctic and Golar Tundra, amounting to $0.2 million for the period from January 1, 2023 to March 2, 2023. We also entered into an agreement to sub-contract our contractual vessel management obligations for LNG Croatia and NFE’s fleet of vessels to CoolCo, amounting to $0.1 million for the period from January 1, 2023 to March 2, 2023.

(3) Others – Others pertain to guarantee fees received for remaining as the guarantor for payment obligations for the sale and lease-back obligations of two CoolCo disposed subsidiaries, amounting to $0.2 million for the period from January 1, 2023 to March 2, 2023. Additionally, we provided a 2-year revolving credit facility of $25.0 million to CoolCo earning a commitment fee of 0.5% on the undrawn loan, totaling $21.0 thousand for the period from January 1, 2023 to March 2, 2023 before the facility was terminated on May 28, 2023.

Other transactions:

Subleases with CoolCo - Following the completion of the CoolCo Disposal, we entered into subleases to share office space with CoolCo which amounted to an income of $0.1 million for the period from January 1, 2023 to March 2, 2023.

Share-based payment to CoolCo employees - Following the completion of the CoolCo Disposal, we agreed to honor the restricted stock units granted to the officers and employees in the shipping and FSRU management business that CoolCo acquired. The net expenses relating to these share-based payments amounted to $0.1 million for the period from January 1, 2023 to March 2, 2023 and is included in our equity method investment in CoolCo in the income statement line item “Net (loss)/income from equity method investments.”

29.	COMMITMENTS AND CONTINGENCIES

Assets pledged

	Year ended December 31,
(in thousands of $)	2024	2023
Book value of vessels secured against long-term loans (1)	977,326	1,075,018
(1) This excludes the FLNG Gimi which is classified as “Asset under development” (note 18) and secured against the Gimi debt facility (note 21).

30.	SUBSEQUENT EVENTS

Since December 31, 2024, the following non-recognized events have occurred:

•Dividends

In February 2025, we declared a dividend of $0.25 per share in respect of the three months ended December 31, 2024 to shareholders of record on March 11, 2025, which was paid on March 18, 2025.

•Sale of remaining Avenir shares

In February 2025, we divested our remaining 39.1 million shares in Avenir at a price of $1.0 per share resulting in an estimated gain of approximately $10.2 million.

•Sale of Golar Arctic

In February 2025, Golar completed the sale of our last remaining LNG carrier, the Golar Arctic for $24.0 million before transaction related expenses with an estimated loss on disposal of $0.8 million. Following the sale, Golar will have fully exited its legacy shipping business.

•FLNG Gimi refinancing

In March 2025, we entered into finance lease agreements with a consortium of leading Chinese leasing companies for the refinancing of the existing FLNG Gimi debt facility. The sale leaseback facility will be approximately $1.2 billion. The transaction is subject to closing conditions including documentation and third-party approvals. The facility is expected to close within Q2 2025. The contemplated sale and leaseback facility will have a tenor of 12 years and a 17-year amortization profile, with quarterly repayment installments throughout the lease period. Upon closing and repayment of the existing debt facility, Gimi MS Corporation is expected to generate net proceeds of approximately $530.0 million. This amount includes the release of existing interest rate swaps. Golar will benefit from 70% of these proceeds, equivalent to approximately $371.0 million.