Form 20-F
period 2025-12-31
GOLAR LNG LTD
filed 2026-03-26
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from	to

Commission file number	000-50113

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

As of December 31, 2025, the registrant had 101,319,440 outstanding issued common shares.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability to fulfill our obligations under our commercial agreements, including the Liquefaction Tolling Agreement (the “LTA”) for the FLNG Hilli Episeyo (“FLNG Hilli”) and the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
•our ability to perform under our agreements with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli and MKII FLNG (“MKII FLNG”) in Argentina, including the timely completion of redeployment and commissioning activities, as well as SESA’s ability to meet its commitments to us;
•our ability to complete the MKII conversion and FLNG Hilli refurbishment in a timely manner and within budget;
•our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China, related sanctions, the potential effects of any Russia-Ukraine peace settlement on liquefied natural gas (“LNG”) supply and demand and heightened geopolitical tensions or military conflict in the Middle East, including conflicts involving Iran, Israel and the United States;
•an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•any material decline or prolonged weakness in tolling rates for FLNGs;
•any failure of shipyards to comply with project schedules, performance specifications or agreed prices;
•any failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•continuing volatility in the global financial markets, including commodity prices, foreign exchange rates and interest rates and global trade policy, particularly the imposition of tariffs by the U.S. government;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase and the time it takes to build new vessels;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining investments in other businesses on a timely basis or at all;
•increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
•claims made or losses incurred in connection with our continuing obligations;
•the ability of certain parties to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Ltd, or Golar Management, or to all such entities. Unless otherwise indicated, all references to “USD” and “$” in this report are to U.S. dollars.

A.      Reserved

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our results of operations and the trading price of our common shares. We have categorized the risks we face based on whether they arise from our FLNG projects, FLNG operations, financing activities, from the industry in which we operate, matters specific to our common shares and taxation. The order in which these risks are presented reflects management’s assessment of their relative significance. Where relevant, we have grouped together related risks into the following categories:

◦Risks related to our existing and prospective FLNG projects
■Our ability to meet our obligations in connection with FLNG Hilli's refurbishment and the conversion of the MKII FLNG and their respective charters to SESA;
■Our heavy reliance on a limited number of contractors, suppliers and shipyards with relevant specialized experience, given the sophisticated nature of FLNG conversions; and
■Our ability to develop, structure and execute a fourth FLNG aligned with specific customer requirements and conversion strategy.

◦Risks related to our operations
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
■A cyberattack could materially impact our reputation, operations or financial performance;

■Net investment in sales-type leases may be subject to credit loss provision or changes in valuation, which could adversely affect our results of operations.
■Vessel values may fluctuate substantially resulting in an impairment charge which will have a material adverse effect on our results of operations;
■We are exposed to U.S. Dollar, Euro, Norwegian Krone, British Pound and other foreign currency fluctuations and devaluations that could harm our results of operations;
■We will have to make additional contributions to our pension scheme because it is underfunded; and
■Our investments in businesses outside our core FLNG operations may not achieve anticipated profitability and could result in future impairments.

◦Risks related to the financing of our business
■We may not be able to obtain new funding sources to meet our obligations as they fall due or to fund our growth or our existing and future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends;
■Some of our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business and financing activities;
~~■~~Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility;
~~■~~We are exposed to volatility in the Secured Overnight Financing Rate (“SOFR”) and the derivative contracts we have entered into to hedge our exposures to fluctuations in interest rates could result in charges against our results of operations, being higher than market interest rates;
■We are exposed to potential liabilities under guarantees and indemnities provided in connection with certain of our subsidiaries, equity method investees, former investees and other counterparties;
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

◦Risks related to our industry
■Our results of operations and financial condition depend on demand for natural gas, LNG and FLNGs;
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
■Potential new trade policies, such as tariffs, could adversely affect our operations, costs, and business; and
■Sustainability considerations may adversely impact our operations and markets.

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
■Because we are a Bermuda exempted company, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of a U.S. company; and
■Because our offices and most of our assets are outside the U.S., our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the United States.

◦Risks related to tax
■As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in the Marshall Islands, our operations may be subject to economic substance requirements;
■The enactment of a corporate income tax in Bermuda could adversely affect us;
■We are subject to complex and changing tax laws and a change in tax laws, or in the interpretation thereof, in any country in which we or our subsidiaries operate or have previously operated in which we or our subsidiaries are organized, could adversely affect our business, results of operations and financial condition; and
■We could be treated as or become a passive foreign investment company (“PFIC”), which could have adverse U.S. federal income tax consequences to U.S. shareholders.

Risks related to our existing and prospective FLNG project

•Our ability to meet our obligations in connection with FLNG Hilli's refurbishment and the conversion of the MKII FLNG and their respective charters to SESA.

The FLNG Hilli and MKII FLNG have both secured 20-year charters with SESA. We are required to satisfy certain contractual obligations with SESA in connection with both projects, including the timely delivery of each vessel to site and compliance with agreed technical performance specifications. Following the scheduled maturity of the LTA, FLNG Hilli will disconnect and sail from its moorings in Cameroon to Seatrium in Singapore to undergo refurbishment, modifications and project-specific upgrades prior to commencing her 20-year redeployment in Argentina. Any delays or complications in the decommissioning process or export of the vessel, including during its transit to Singapore, could result in increased costs, operational disruptions, penalties or claims, and may impact the timing of the FLNG Hilli’s refurbishment and subsequent redeployment under its charter with SESA. Such events could have a material adverse effect on our results of operations, cash flows and financial condition.

Additionally, in September 2024, we entered into an Engineering, Procurement and Construction (“EPC”) agreement with CIMC Raffles (“CIMC”), a Chinese manufacturer of vessels and other marine equipment, in connection with the conversion of the Fuji LNG into the MKII FLNG. Although we have implemented detailed project plans and governance frameworks to support disciplined execution, both projects remain subject to customary project risks, including contractor performance, cost inflation and supply chain constraints. The failure of the shipyard to adhere to performance specifications in refurbishment or conversion could compromise the operational efficiency and effectiveness of our FLNG units. This may lead to suboptimal performance, increased maintenance costs, and potential liabilities if the delivered product fails to meet industry standards or regulatory requirements. Additionally, the global nature of the shipbuilding industry exposes us to geopolitical and economic risks including potential tensions or conflicts between the U.S. and China, including related sanctions. Changes in trade policies, geopolitical tensions, or economic downturns in key regions, may affect the availability of skilled labor, essential materials, and financing, leading to increased project costs and delays. Any material delays, cost overruns or failure to meet contractual specifications could result in reduced or deferred revenues and higher-than-anticipated capital expenditures, which may adversely affect our results of operations, cash flows and financial condition.

In addition, a portion of the revenues under the FLNG Hilli redeployment is linked to commodity price movements, which may introduce variability in revenues and cash flows. A decline in commodity prices, operational underperformance or costs exceeding projections could cause the anticipated returns from the redeployment to be materially lower than expected.

The intricacies and scale of the FLNG conversion process pose additional risks, including unforeseen technical challenges or complexities in the MKII FLNG design, especially with the integration of new technologies or modifications to the original design. Delays in the MKII FLNG conversion schedules beyond agreed-upon timelines may impact our ability to meet contractual obligations, including obligations associated with its 20-year deployment in Argentina, resulting in potential financial penalties, strained customer relationships and reputational damage. Such delays may be caused by various factors, including unforeseen technical issues, supply chain disruptions, adverse weather conditions, or regulatory hurdles.

Furthermore, the successful deployment of the MKII FLNG in Argentina is also subject to project-specific risks, including integration with upstream and downstream infrastructure, compliance with local regulatory and environmental requirements, and coordination with project counterparties. If the MKII FLNG is not delivered, commissioned or deployed in accordance with contractual specifications or within the anticipated timeframe, we may experience delays in revenue generation, increased costs or potential penalties.

In addition, changes in regulatory requirements, unexpected permitting delays or the need to comply with evolving environmental, safety, and operational standards may require modifications to the project plans. Regulatory developments in Argentina or other applicable jurisdictions could further affect project timing or economics for both projects. In the event of non-compliance by the shipyard, our ability to enforce contractual terms and secure timely remedies may be subject to legal and regulatory complexities, further exacerbating the adverse impact on our results of operations, cash flow and financial condition.

In addition, we have incurred and expect to continue to incur significant capital expenditures related to the conversion of the Fuji LNG into the MKII FLNG, which is recorded as asset under development on our balance sheet until the project is completed and placed into service. If the project experiences significant delays, cost overruns, contract modifications, adverse changes in market conditions, or other developments affecting the expected deployment or economics of the MKII FLNG, we may be required to evaluate the recoverability of asset under development and could be required to recognize an impairment charge. Any such impairment could have a material adverse effect on our results of operations, financial condition and cash flows.

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

•Our ability to develop, structure and execute a new FLNG aligned with specific customer requirements and conversion strategy.

We see continued strong development of our commercial pipeline and are on advanced multiple discussions in both existing and geographies new to FLNG. Prospective projects pipeline currently under discussion involve differing production capacities, field characteristics and technical requirements, which may necessitate different vessel selection, conversion scope and shipyard strategy. We currently expect that the development of a fourth FLNG will depend on achieving commercial alignment with its prospective customer.

Although Golar’s standardized FLNG designs are able to process a range of feed gas composition and endure a wide range of meteorological conditions, the size, configuration and technical requirements of a fourth FLNG may differ materially depending on the project ultimately selected. As a result, donor vessel sourcing decisions, engineering design, shipyard selection, construction timelines and capital commitments are closely linked to commercial and technical alignment with a customer.

If we commit to vessel acquisition or conversion activities prior to finalizing key commercial and technical parameters, we may expose ourselves to asset specification mismatch risk, cost overruns, inefficient capital deployment or the need for redesign. Conversely, delaying capital commitment until commercial terms are sufficiently advanced may result in longer lead times, reduced shipyard availability or increased construction costs.

Development of a fourth FLNG would also require negotiation of long-term commercial agreements, regulatory and environmental approvals, financing arrangements and coordination with upstream development schedules. These processes are complex and time consuming and may be affected by governmental discretion, evolving regulatory requirements, stakeholder opposition, supply chain constraints or geopolitical developments.

While we see strong demand for additional FLNG capacity, there can be no assurance that discussions currently underway will result in binding agreements or that any such agreements will be concluded on terms acceptable to us. If we are unable to successfully align technical specifications, commercial terms and capital commitments for a fourth FLNG, or if development timelines are materially delayed, our growth strategy, competitive position and long-term earnings potential could be adversely affected.

Risks related to our operations

•Our ability to meet our continuing obligations under the LOA entered into in connection with the FLNG Gimi.

On June 12, 2025, the FLNG Gimi achieved commercial operations (“COD”), triggering the commencement of the 20-year lease term with bp under the LOA and unlocking the equivalent of around $4.3 billion Adjusted EBITDA backlog, of which we have a 70% ownership interest. If FLNG Gimi does not meet its anticipated profitability or generate sufficient cash flow on time or at all, our cash flows and results of operations may be adversely affected.

In the duration of the LOA, we are exposed to various risks, which encompass bp’s right to terminate the LOA due to specified events of default, non-payment by bp due to disagreements or disputes, assumption of unanticipated liabilities, losses, or costs, and potential financial repercussions in the event the FLNG Gimi fails to meet contracted capacity.

Additionally, our ability to improve the FLNG Gimi economics is dependent in part on achieving and sustaining operational efficiencies, optimizing uptime and where feasible, implementing debottlenecking initiatives to enhance production capacity. These initiatives may require additional capital expenditures, technical modifications or regulatory approvals and may not achieve the anticipated performance improvements or cost efficiencies. If FLNG Gimi does not operate at expected efficiency levels, experiences higher than anticipated operating costs or fails to realize expected production optimization, our results of operations, cash flows and financial condition could be adversely affected.

Any vessel unavailability, shortfall in production, material cost overruns, contractual termination, or prolonged operational disruption could have a material adverse effect on our results of operations, cash flows, and financial condition.

•Our ability to meet our continuing obligations under the LTA entered into in connection with the FLNG Hilli.

The FLNG Hilli is currently operating under the terms of the LTA by and between Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together the “Customer”) which matures in mid-July 2026.

During the duration of the LTA, we are exposed to various risks, including potential challenges in realizing the benefits of the LTA. These risks encompass non-payment by the Customer due to financial constraints or disagreements, assumption of unanticipated liabilities, losses, or costs, and potential financial repercussions in the event the FLNG Hilli fails to meet the remaining contracted capacity. We are executing a structured exit from Cameroon, with clear plans in place to ensure compliance with all applicable legal, tax, social and environmental requirements. Through proactive stakeholder engagement, we are committed to completing the transition responsibly while protecting shareholder value and financial performance. However, any failure to comply with applicable requirements or to execute the transition as planned could have a material adverse effect on our results of operations, cash flows, and financial condition.

•Our operating revenue is dependent on a high customer concentration wherein a loss of any of our customers could have an adverse effect on our earnings, cash flows and financial condition.

Our revenue is dependent on a limited number of customers. The loss of a key customer or a substantial decline in the amount of services requested by a key customer, or the inability of a customer to pay for our services, could have a material adverse effect on our results of operations, cash flows and financial condition. We could lose a customer or the benefits of a contract if:

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
•the customer terminates the contract due to prolonged force majeure event affecting the customer, including damage to or destruction of relevant facilities, war or geopolitical unrest preventing us from performing services for that customer; or
•the customer becomes subject to sanction laws which directly or indirectly prohibits our ability to lawfully charter our vessel to such customer.

If we lose a key customer or if a customer exercises its right to terminate the contract or charter, we may be unable to acquire an adequate replacement which could have a material adverse effect on our results of operations, cash flows and financial condition.

The temporary reduction in earnings between the maturity of the FLNG Hilli LTA in July 2026 and the commencement of its 20-year redeployment contract with SESA in 2027 could adversely affect our results of operations, cash flows and financial condition.

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

We entered into agreements for the provision of certain technical and crew services which we have subcontracted to third party agents or ship managers. Such agreements expose us to subcontractor counterparty risks. The ability of each of our subcontractors to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include general economic conditions, the overall financial condition of our subcontractors, the condition of the maritime and offshore industries and work stoppages or other labor disturbances. Should our subcontractors fail to honor their obligations under the agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, reputation, results of operations, cash flow and financial condition.

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

•A cyberattack could materially impact our reputation, operations or financial performance.

We rely on information technology (“IT”) and operational technology (“OT”) systems in connection with the operation of our FLNG assets and the administration of our business. These systems process and store sensitive operational, financial and commercial information and are critical to the safe and reliable operation of our assets. Such systems are vulnerable to damage, interruption, system failures, data breaches and cyberattacks.

Cybersecurity threats continue to increase in frequency and sophistication and may include ransomware, phishing, social engineering, unauthorized access, supply chain attacks and other attempts to disrupt operations or gain access to sensitive information. Our systems and those of our third-party service providers, contractors and counterparties may be targeted by such threats. Although we have implemented security measures designed to detect and mitigate cybersecurity risks, no system is entirely secure and we may not be able to anticipate, detect or prevent all incidents.

A successful cyberattack or systems failure could disrupt our operations, impair the safety or availability of our FLNG assets, result in the unauthorized disclosure or alteration of sensitive information, cause reputational damage or lead to regulatory investigations, litigation, fines or remediation costs. In addition, efforts to prevent, detect and respond to cybersecurity incidents may increase our operating costs and require significant management attention. Any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

•Net investment in sales-type leases may be subject to credit loss provision or changes in valuation, which could adversely affect our results of operations.

Our contract for the FLNG Gimi is accounted for as sales-type leases, under which the carrying amount of the vessel is derecognized and replaced with a net investment in the lease. As a result, the value of the vessel is dependent on the present value of future contractual lease payments and the estimated residual value of the asset at the end of the lease term.

The net investment in sales-type leases may be affected by a number of factors, including:

•the creditworthiness and financial condition of the charterer;
•the charterer’s ability to meet its contractual obligations under the lease;
•changes in discount rates used in measuring the net investment in the lease;
•modifications or early termination of lease arrangements; and
•changes in assumptions regarding residual value at the end of the lease term.

If circumstances indicate that the expected future cash flows from a sales-type lease may not be fully recoverable, we may be required to recognize an credit loss provision or other adjustment to the net investment in the lease. Any such adjustment could have a material adverse effect on our results of operations, financial condition and cash flows.

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

•We are exposed to U.S. Dollar, Euro, Norwegian Krone, British Pound and other foreign currency fluctuations and devaluations that could harm our results of operations.

Our principal currency for our operations and financing is the U.S. Dollar. We generate most of our revenues in the U.S. Dollar. Apart from the U.S. Dollar, we incur operating and administrative expenses in multiple currencies. Due to a portion of our expenses being incurred in currencies other than the U.S. Dollar, our expenses may, from time to time, increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and but not limited to the Euro, the Norwegian Krone (“NOK”), and the British Pound (“GBP”), which could affect our earnings. We may use financial derivatives to hedge some of our currency exposures. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results and cash flows.

•We will have to make additional contributions to our pension scheme because it is underfunded.

We have two defined benefit pension plans for certain of our current and former marine employees. Members do not contribute to the pension scheme plans and these pension schemes are closed to new entrants. As of December 31, 2025, one of the plans is underfunded by $22.6 million. The underfunded pension liability could change depending on market conditions, interest rate volatility and other key actuarial assumptions. We may need to increase our contributions in order to meet the scheme’s liabilities as they fall due or to reduce the deficit. Such contributions could have a material and adverse effect on our cash flows and financial condition.

•Our investments in businesses outside our core FLNG operations may not achieve anticipated profitability and could result in future impairments.

We have made, and may continue to make, investments in businesses that are not part of our core FLNG operations, including investments focused on energy transition, gas services and related infrastructure. The value of our subsidiaries and investments outside our core FLNG business is subject to a variety of risks, including, among others, the inability of such businesses to identify and enter into appropriate and profitable projects, obtain sufficient financing for projects they pursue, successfully develop or commercialize their technologies, or achieve operational performance targets. With respect to Macaw Energies, risks include those inherent in the compression and processing of natural gas, the effectiveness and commercial acceptance of its flare-to-gas mobile technology, and its ability to secure customers and long-term contracts on economically attractive terms.

These businesses are also subject to industry-specific, regulatory, economic and political risks, many of which are beyond our control and may differ from or exceed those associated with our core FLNG operations. As minority investments, we may have limited control over the management, strategy or operations of certain of these entities, which may further increase the risk that expected returns are not realized.

Our investments may not generate sufficient profitability or cash flows to justify their carrying value. We may need to increase our contributions in order for our investments to meet their liabilities as they fall due. Such contributions could have a material and adverse effect on our cash flows and financial condition. If the performance or outlook of any of these investments deteriorates, we may be required to recognize impairment charges, which could have a material adverse effect on our results of operations in the period in which such charges are recorded.

Risks related to the financing of our business

•We may not be able to obtain new funding sources, to meet our obligations as they fall due or to fund our growth or our existing and future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future projects, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings or raise capital through the issuance of debt or equity securities.

Our ability to do so may be limited by our financial condition at the time of such financing or offering restrictions in our debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Historically, amongst other financing alternatives, we have obtained financing from Chinese leasing houses using lease financing agreements that are customary in the maritime industry. Our ability to obtain similar financing with Chinese counterparties may be impacted by geopolitical conditions, including export controls, trade policy and the imposition of tariffs, all of which are beyond our control. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends and service our indebtedness. Furthermore, our ability to access capital, the overall economic conditions and our ability to secure new customers on a timely basis could limit our ability to fund our growth plans and capital expenditures. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities would dilute existing shareholders’ equity interests and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining a financing, paying debt service would limit cash available for our working capital and capital expenditure requirements and increase our indebtedness which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

•Some of our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business and financing activities.
Some of our obligations are secured by our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our financing agreements impose, and future financial obligations may impose, operating and financial restrictions on us, including the indentures governing our notes. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things: merge into or consolidate with any other entity; to sell or otherwise dispose of, all or substantially all of our assets; make or pay equity distributions, repurchase our own shares; incur additional indebtedness; incur or make any capital expenditures; or materially amend, or terminate, any of our current vessel contracts or management agreements.

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

As of December 31, 2025, we have total outstanding debt of $2.8 billion, of which $1.2 billion was exposed to a floating interest rate based on Term SOFR, which could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2025, we have interest rate swaps with a notional amount of $0.6 billion representing 48.6% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swap mark-to-market ("MTM") valuations may adversely affect our results. Entering into swaps and derivative transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivative strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

In the future, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under loans that have been advanced at a floating rate. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial condition or results of operations.

•We are exposed to potential liabilities under guarantees and indemnities provided in connection with certain of our subsidiaries, equity method investees, former investees and other counterparties.

We have entered into agreements to provide stand-ready guarantees, indemnities and other forms of credit support in connection with the commercial bank indebtedness, contractual obligations and, in certain cases, claims, damages or liabilities imposed by governmental authorities of certain of our current subsidiaries, equity method investees, former subsidiaries or investees and other counterparties.

If any such entity fails to comply with the provisions of the applicable agreements, including financial covenants or other obligations, an event of default may occur. In such circumstances, we could be required to perform under our guarantees, satisfy outstanding indebtedness or indemnify losses incurred. In the event of a default under underlying loan agreements, lenders may accelerate outstanding indebtedness and declare all amounts immediately due and payable. If the relevant entity is unable to obtain a waiver or amendment to the applicable agreement or does not have sufficient liquidity to repay the accelerated amounts, the counterparties may foreclose on pledged assets and/or seek repayment from us under the guarantees we have provided.

In certain cases, we benefit from counter-indemnities from the relevant subsidiary, investee or counterparty. However, their ability to satisfy such indemnification obligations may be affected by economic, financial, geopolitical or industry conditions beyond our control. If they are unable to honor their indemnification commitments, we may not be able to recover amounts paid under our guarantees.

The occurrence of any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and liquidity, and could limit or prevent our ability to make cash distributions or pay dividends to our shareholders.

•Our consolidated lessor VIE may enter into different financing arrangements, which could affect our financial condition, results of operations and cash flows.

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

As of December 31, 2025, we had $1.2 billion of cash and cash equivalents and restricted cash, of which $0.9 billion was held in short-term money market deposits carried with certain financial institutions. We also have outstanding debt obligations with some of these financial institutions. The collapse of any such financial institution, the inability of a financial institution to obtain necessary funding when required, or a broader banking crisis, could limit our ability to access our deposits, disrupt our financing arrangements or otherwise have a material adverse effect on our cash flows and financial condition.

Risks related to our industry

•Our results of operations and financial condition depend on demand for natural gas, LNG and FLNGs.

Our results of operations and financial condition depend on continued global and regional demand for natural gas, LNG, and FLNGs, which could be negatively affected by several factors, including but not limited to geopolitical unrest or war, such as the conflicts in Ukraine, and the Middle East, fluctuations in natural gas, crude oil and petroleum product prices, changes in the cost and availability of natural gas relative LNG, global oversupply or insufficiency of natural gas liquefaction or receiving capacity and changes in global energy policies promoting electrification or alternative energy sources.

Other potential risks include technological advancements in land-based liquefaction systems, developments in alternative floating liquefaction technologies, increase in low-cost natural gas production, expansions of pipeline systems, adverse economic or political conditions in LNG-consuming regions, regulatory changes, incidents involving LNG facilities, tax or regulatory burdens affecting LNG production, a rise in the number of available FLNGs, interest rate increases, financing challenges for FLNG projects, and obstacles in obtaining governmental approvals or community acceptance. Any decline in demand for LNG, liquefaction, transportation or constraints on LNG production capacity, could have a material adverse effect on prevailing tolling fees or the market value of our vessels, which could have a material adverse effect on our results of operations and financial condition.

•Our operations face several industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations.

Our vessels are exposed to a range of risks, including marine disasters, piracy, environmental accidents, adverse weather conditions, mechanical failures, and geopolitical events like war and terrorism. These events have the potential to disrupt cargo delivery, services, routine maintenance, inspections, and equipment management, leading to loss of hire, contract termination, governmental fines, and business restrictions. Additionally, our vessels could be requisitioned during national emergencies, exposing us to higher insurance premiums, potential coverage inadequacy, and uncertainties in claims settlements. Operating in regions designated as "war risk" zones could also increase insurance costs. Uninsured repair costs and the unpredictability of vessel repair cost could pose substantial financial challenges. Environmental incidents, including those from sandstorms, could lead to cleanup liabilities, penalties, and negative media coverage. All of these factors have the potential to materially impact our business, results of operations, cash flows, weaken our financial condition and negatively affect our ability to pay dividends.

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

Our operations are affected by extensive and changing laws, regulations, reporting requirements and stakeholders’ social attitudes towards fossil fuels, which could create greater reporting obligations and compliance requirements, including those related to environmental protection, handling, use, disposal, and generation of hazardous substances, occupational health and safety, and other matters. We or our customers may be required to obtain permits, licenses, or other authorizations to operate under such laws, which could be costly and time-consuming, and we or our customers may experience delays or difficulties obtaining such permits. Additionally, compliance with these laws, regulations, treaties, conventions, and other requirements, may increase our costs, limit our operations or access to new opportunities or have an adverse effect on our business. Failure to comply can result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

•We are subject to the economic, political, social and other conditions in the jurisdictions in which we operate.

Our primary operations are currently based in Cameroon, Senegal, and Mauritania with Argentina to be added in the near term. These operations are exposed to a range of risks and uncertainties arising from economic, political, social and other conditions and developments within these jurisdictions.

Some of these countries have experienced political, security, and socio-economic instability in recent years and may experience instability in the future, including changes, sometimes frequent or marked, in energy policies or the personnel administering them, expropriation of property, cancellation or modification of contract rights, changes in laws and policies governing operations of foreign-based companies, unilateral renegotiation of contracts by governmental entities, redefinition of international boundaries or boundary disputes, foreign exchange restrictions or controls, currency fluctuations, royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which our operations are and will be conducted, as well as risks of loss due to acts of social unrest, terrorism, corruption and bribery. The governments in certain of these jurisdictions differ widely with respect to structure, constitution, political, economic and social stability and some countries lack mature legal and regulatory systems. As our operations depend on governmental approval and regulatory decisions, we may be adversely affected by changes in the political structure or government representatives in each of the countries in which we operate. In addition, these jurisdictions, particularly emerging countries, are subject to risk of contagion from the economic, political and social developments in other emerging countries and markets.

Furthermore, some of the regions in which we operate have been subject to significant levels of terrorist activity, social and political unrest, including risks specifically targeting energy infrastructure and maritime transportation assets. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy, armed attacks, vessel seizures, or military actions.

In early 2026, military strikes targeted civilian infrastructure in the Middle East, including in Qatar and the United Arab Emirates (notably in Dubai and Abu Dhabi). Such strikes have resulted in civilian casualties, damage to infrastructure, and temporary closure or disruption of airspace and maritime approaches. These developments represent an escalation in Middle East hostilities and demonstrate the potential for broader regional conflict. Disruptions to critical shipping routes, including the Strait of Hormuz and adjacent Gulf waters, heightened military activity, closure of airspace or ports, mine threats, or retaliatory measures could adversely affect our operations and insurance costs.

In addition, public reports indicate that regional instability has disrupted liquefied natural gas production in Qatar following Iranian attacks, contributing to increased volatility in global gas and energy markets. While higher commodity prices may, in certain circumstances, positively affect parts of the LNG value chain, sustained market volatility, supply disruptions, or damage to critical energy infrastructure could adversely affect our customers, counterparties, supply chains, financing markets, and insurance costs. Prolonged instability in the Gulf region, which accounts for a significant portion of global LNG production and export capacity, could materially disrupt global trade flows and maritime operations, which in turn could adversely affect our business.

Tariffs, trade embargoes and other economic sanctions by the U.S., the United Nations, the European Union or other countries may limit trading activities with or other activities involving certain countries, entities, or individuals. Changes in sanctions regimes, including new or expanded sanctions related to the Middle East conflict, the Ukraine conflict, or other geopolitical developments, could restrict our ability to perform existing contracts, enter into new contracts, access financing, or receive payments. Compliance with evolving sanctions and export control laws may also increase our operational complexity and compliance costs. Any of the foregoing factors, individually or in the aggregate, could have a material adverse effect on our business, results of operations, financial condition, cash flows, and ability to make distributions to shareholders.

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

Recent and potential future changes in U.S. and international trade policies, including tariffs, sanctions, export controls and restrictions on cross-border investment, may increase costs, disrupt supply chains or limit access to critical components and financing.

Any actions taken by the U.S.’s federal government that restrict or could impact the economics of trade—including additional tariffs, trade barriers, and other similar measures—could have the potential to disrupt existing supply chains and trigger retaliatory efforts by other countries, including the imposition of tariffs, raising taxation, setting foreign exchange or capital controls, or establishing embargos, sanctions, or other import/export restrictions, thereby negatively impacting our business, both directly and indirectly. These developments, or the perception that more of them could occur, may materially adversely affect the global economy and stability of global financial markets, potentially reducing trade and depressing economic activity. Such changes in international trade policies may result in direct impacts to our business or indirectly to our customers or suppliers through increased costs, changes in business prospects or operating results, which could adversely affect our financial condition. The extent of such impacts cannot be predicted at this time.

•Sustainability considerations may adversely impact our operations and markets.

Regulators, investors and other stakeholders have increasingly focused on sustainability matters, including climate change, greenhouse gas emissions, energy transition and related disclosure practices. We may face pressure to adopt more stringent sustainability-related goals, modify our operations or expand disclosures, which could require significant capital expenditures, operational changes and additional compliance resources. We are also subject to complex demands from various parties and governmental entities that may conflict with the demands and expectations of certain other parties, which could expose us to investigations, litigation, reputational or other costs or expenses, which are difficult to anticipate and quantify. We may not be able to meet evolving regulatory requirements or stakeholder expectations in a timely or cost-effective manner.

Our operations are subject to existing and developing environmental, climate-related and sustainability reporting laws and regulations in jurisdictions in which we operate and access capital. Regulatory requirements remain in flux. Changes in the scope, timing or interpretation of such regulations could increase our compliance, governance, reporting and internal control costs or require modifications to our business practices.

Public statements regarding sustainability matters, including emissions reduction targets or other commitments, are subject to heightened scrutiny by regulators, investors, non-governmental organizations and other stakeholders. If such statements are perceived to be inaccurate, misleading or insufficiently supported, we could face allegations of “greenwashing,” regulatory investigations, enforcement actions or private litigation. Even unsuccessful claims could result in reputational harm, increased costs and diversion of management attention.

Sustainability-related initiatives have become increasingly political and socially polarized in certain jurisdictions. We may face criticism, regulatory scrutiny or litigation risk both from parties advocating for stronger sustainability commitments and from parties opposing the consideration of such factors in business decision-making.

In addition, broader climate-related developments, including international agreements, national decarbonization policies, investor capital allocation trends and shifts in public sentiment toward fossil fuels, may reduce demand for natural gas and LNG over time or affect access to capital for companies operating in the hydrocarbon sector. The timing, scope and impact of such developments remain uncertain, but could materially adversely affect our business, financial condition, results of operations and cash flows.

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

We may issue additional common shares or other equity securities in the future in connection with, among other things, mergers and strategic alliances, vessel conversions, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, in each case without shareholder approval in several circumstances. In addition, we have issued convertible bonds that may be settled, at our option, in cash, common shares, or a combination of cash and common shares. If we elect to settle any conversion of these convertible bonds in common shares or a combination of cash and common shares, we would be required to issue additional common shares, which could result in dilution to existing shareholders.

Our issuance of additional common shares or other equity securities, including the potential issuance of common shares upon conversion of our convertible bonds, could have the following effects:

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

Prior to 2023, there was no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. However, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”), which became effective on January 1, 2025. For taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax on Bermuda resident entities and Bermuda permanent establishments that are constituent entities of multinational groups with annual revenue of at least €750 million (approximately $880 million as of December 31, 2025) in at least two out of the last four fiscal years, assessed on their net taxable income after adjustments. While we had previously obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares or other obligations, the CIT Act specifically provides that it applies notwithstanding any assurance given pursuant to the EUTP Act. Based on a number of operational, economic and regulatory assumptions with respect to the current year, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in our 2026 fiscal year. To the extent our revenue is sufficient for us to be within the CIT Act thresholds in the future, the resulting tax liability could adversely affect our business, results of operations and financial condition.

•We are subject to complex and changing tax laws and a change in tax laws, or in the interpretation thereof, in any country in which we or our subsidiaries operate or have previously operated or in which we or our subsidiaries are organized, could adversely affect our business, results of operations and financial condition..

We are subject to complex and changing tax laws, treaties, regulations, rules and policies in the countries in which we and our subsidiaries operate or have previously operated or in which we and our subsidiaries are organized. Our tax expense is based on our interpretation of such tax laws, treaties, regulations, rules and policies in effect at the time the expense was incurred. Such tax laws, treaties, regulations, rules and policies could be interpreted, changed, modified or applied adversely to us, in each case, possibly with retroactive effect. A change in such tax laws, treaties, regulations, rules or policies, or in the interpretation thereof, in any country in which we or any of our subsidiaries operate or have previously operated or in which we or any of our subsidiaries is organized, could result in us incurring a materially higher tax expense or having a higher effective tax rate on our earnings. Further, one or more of our tax positions could be challenged by the tax or other governmental authorities (in a tax audit or otherwise) in the countries in which we operate or have previously operated or in which we or any our subsidiaries are organized. Any changes in such tax laws treaties, regulations, rules or policies or a successful challenge to our tax positions by tax authorities or other governmental authorities could result in additional taxes, interest or penalties being imposed on us, which could adversely affect our business, results of operations and financial condition.

Further, the Organization for Economic Co-Operation and Development has adopted a set of international tax model rules known as the “Pillar Two” framework, a central component of which is the imposition of a global minimum corporate tax rate of 15%. Certain countries in which we or any of our subsidiaries operates, or in which we or any of our subsidiaries is organized, have enacted legislation implementing, and other countries are in the process of introducing legislation to implement, the Pillar Two minimum tax directive. In general, the Pillar Two minimum tax directive applies to entities that are members of a multinational group that has annual revenue of €750 million (approximately $880 million as of December 31, 2025) or more in the consolidated financial statements of their ultimate parent in at least two of the four fiscal years immediately preceding the fiscal year in which the test is applied.

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

To date, we and our subsidiaries have derived most of our income from the LTA of FLNG Hilli, and the LOA of FLNG Gimi as well as time and voyage charters for our legacy shipping operations. We believe this income should be treated as services income, and not as “passive income” for PFIC purposes. While there is substantial legal authority supporting our conclusion, including pronouncements by the United States Internal Revenue Service (“U.S. IRS”) concerning the characterization of income derived from time charters as services income, there is also authority that characterizes such time charter income as rental income rather than services income for other tax purposes. The U.S. IRS or a court could disagree with our position. Because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because there is no controlling authority for determining whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.      History and Development of the Company

Overview

We design, convert, own and operate marine infrastructure for the liquefaction of natural gas, and are a leading provider of FLNG as a service. We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure solutions provide safe, competitive and sustainable ways of liquefying gas globally. Our mission is to be recognized as an organization with an outstanding reputation for safe, reliable and cost-effective operations; to employ and develop talented people who appreciate the impact of their work towards the Company's mission; to develop a portfolio of new FLNG infrastructure opportunities and convert the best opportunities into world-class projects; and to be a great business partner, where combining skills and resources makes a big difference.

Our strategy is to provide market-leading FLNG operations and maintain balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, capital efficient and timely solution to monetize stranded, associated, flared or otherwise underutilized gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers access to a low-cost, low-risk, rapidly deployable solution for natural gas liquefaction.

FLNG projects provide a solution for gas reserves where geographical, technical, political and economic constraints limit monetization through traditional infrastructure. Our standardized FLNG units can be redeployed to new opportunities after producing a field and offer a viable economic alternative to large-scale land-based projects. Our liquefaction solution and accelerated execution model place liquefaction technology onboard an existing LNG carrier, converting such carriers into a fully commissioned FLNG. As of March 16, 2026, we are currently the only company with a proven track-record to deliver FLNG as a service to gas resource owners.

The FLNG industry is in the early stages of development, and we do not currently face significant competition from other providers of FLNG services. There are currently nine FLNGs on the water, including our two that provide liquefaction as a service (FLNG Hilli and FLNG Gimi), six FLNGs being used to liquefy the resource holder’s own gas and one being used to liquefy gas to service its downstream portfolio. Further, there are currently five FLNGs under conversion or construction, including our MKII FLNG. We anticipate that more companies will enter the FLNG industry at some point in the future, resulting in greater competition.

History and development of the business

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

Our operations have evolved from LNG shipping, floating regasification, floating liquefaction and combined cycle gas fired power to a focus on floating liquefaction operations as we executed a strategic transformation to simplify our business to unlock value and deleverage our balance sheet.

Key developments during the past three years include the following:

Asset divestments

•Golar Arctic: In March 2025, we completed the sale of our last LNG carrier for $24.8 million. Following this sale, we have fully exited our legacy shipping business.
•Avenir LNG: In January 2025, we sold our equity method investment in Avenir for $39.1 million.
•Golar Gandria: In May 2023, we disposed of our LNG carrier, Gandria, for net proceeds of $15.2 million.
•Listed equity holdings: In 2023, we divested our holdings of 1.2 million shares in New Fortress Energy Inc. (“NFE”) and 4.5 million shares in Cool Company Ltd (“CoolCo”), generating total proceeds of $45.6 million and $56.1 million, respectively. In March 2023, we also exchanged our remaining 4.1 million NFE shares and $100.0 million in cash for NFE’s common units in FLNG Hilli.

FLNG developments

•FLNG Gimi: In June 2025, FLNG Gimi reached COD, triggering the commencement of the 20-year LOA for the GTA Project unlocking approximately $4.3 billion of Adjusted EBITDA backlog, of which Golar's share is approximately $3.0 billion.
•FLNG Hilli: In December 2024, we acquired the remaining non-controlling interest in FLNG Hilli for $59.9 million, resulting in full ownership of FLNG Hilli. In May 2025, we satisfied all conditions precedent in connection with agreements with SESA for a 20-year deployment of FLNG Hilli offshore Argentina, commencing in 2027. The contract is expected to generate approximately $5.7 billion in Adjusted EBITDA backlog, excluding inflation and commodity-linked upside.
•MKII FLNG: In September 2024, we executed the EPC agreement with CIMC for our first 3.5 mtpa MKII FLNG conversion, with an estimated total project cost of approximately $2.2 billion (excluding financing costs) and delivery expected in the fourth quarter of 2027. In October 2025, we satisfied all conditions precedent in connection with agreements with SESA for a 20-year deployment of the MKII FLNG offshore Argentina, commencing in 2028. The contract is expected to generate approximately $8.0 billion in Adjusted EBITDA backlog, excluding inflation and commodity-linked upside.

The achievement of commercial operations for FLNG Gimi, together with the long-term redeployment of FLNG Hilli and the contracting of our MKII FLNG offshore Argentina, collectively demonstrate the continued expansion of our contracted FLNG portfolio and our progress in advancing floating liquefaction solutions.

Market outlook and commercial pipeline

We continue to observe increasing demand for additional FLNG capacity, supporting the development of our commercial opportunity pipeline. During the fourth quarter of 2025, we obtained updated shipyard availability, pricing and delivery terms for each of our three FLNG designs, discussed below, with liquefaction capacity ranging from approximately 2 mtpa to 5 mtpa.

While we strongly believe there is demand for additional FLNG units, FLNG project development is complex and typically involves extended timelines. In addition to negotiating commercial agreements, such projects require regulatory and environmental approvals, which may affect development timing.

During the second half of 2025, the LNG market saw increased attention on a projected wave of new liquefaction capacity expected to come online over the next approximately five years. A significant portion of this anticipated capacity is expected to be located in the United States, which is currently the largest LNG exporter and a key marginal supplier to the global LNG market. During the first quarter of 2026, the focus has shifted from focusing on the supply wave driven by US volumes to energy diversification and security in light of the ongoing war in the Middle East. We now see increasing pace of our commercial pipeline to deploy additional FLNG units.

We believe FLNG solutions remain competitive due to their ability to monetize gas reserves that may otherwise be difficult to develop, relatively competitive liquefaction capital costs, operational flexibility, and, in certain cases, shorter shipping distances between production sites and end markets compared with global averages. These developments support our strategy of pursuing additional long-term contracted FLNG infrastructure opportunities.

B.      Business Overview

Our business

Golar’s business is to actively seek monetization of attractive gas reserves globally utilizing our FLNG technology. Liquefaction projects have three key cost factors: (i) cost of natural gas input, (ii) capex of liquefaction plant, and (iii) transportation cost or shipping distance from liquefaction to end-users. Floating liquefaction solutions enable monetization of proven stranded, associated and flare gas resources that can be sourced competitively compared to typical input gas cost for land-based liquefaction solutions. Golar has demonstrated a capex/ton of liquefaction capacity of up to approximately 40% compared to land-based liquefaction developments. The increased flexibility of a moveable asset that can be repositioned between gas fields enables monetization of gas reserves that would otherwise be too small or geographically located too challenging to be economically monetized through land-based liquefaction solutions.

The FLNG industry has grown from the first unit delivery in 2018 to now be 9 units in operation and another 5 currently under construction. We are pleased to see increased adoption of FLNG projects globally. Golar remains the only proven provider of FLNG as a service. Our unique position as the only service provider allows LNG resource owners a liquefaction solution with a proven design, market leading operational track record and no capex requirement for the FLNG solution until cash flow from LNG sales start.

The attractiveness of FLNG to monetize gas and Golar’s position as the only proven provider of FLNG as a service drive demand for our FLNG solutions. We target long term contracts for gas monetization of attractive gas resource where we aim to structure the commercial arrangements to align with the gas resource owners. Our commercial structures therefore vary from project to project. All our contracts are structured under English law, paid in US dollars and for our long-term contracts operational expenses are reimbursable or covered by the client directly.

The development of any major FLNG project involves multiple stakeholders, including resource owners, national and international energy companies, governments, contractors, technology providers, regulators and international organizations. While this collaborative structure requires coordination across multiple parties and approval processes, it also reflects the strategic importance of FLNG developments and the broad industry and governmental support typically associated with such projects. We actively engage with stakeholders throughout the project lifecycle to facilitate alignment and progress, although the timing and execution of future FLNG projects remain subject to commercial, technical, regulatory and governmental approvals, some of which are outside our direct control.

Our Fleet

As of March 16, 2026, our fleet consists of two FLNGs on the water (FLNG Hilli and the FLNG Gimi) and one FLNG in conversion (Fuji LNG being converted into the MKII FLNG). Our fleet and standardized FLNG designs are summarized below.

FLNG ASSET PORTFOLIO

FLNG ASSETS ON THE WATER

FLNG HILLI – MKI (2.4mtpa)

- Operational – Cameroon until Q3 2026
- Secured 20-year redeployment contract in Argentina

FLNG GIMI – MKI (2.7mtpa)

- Operational – Mauritania/Senegal until Q2 2045

FLNG UNDER CONSTRUCTION

MKII FLNG – MKII (3.5mtpa)

- Under conversion for Q4 2027 delivery
- Secured 20-year contract in Argentina

FLNG GROWTH DESIGNS

MKI design (up to 2.7mtpa)

GOLAR MKII FLNG

MKII design (up to 3.5mtpa)

GOLAR

MKIII design (up to 5.4mtpa)

FLNG Hilli

FLNG Hilli, currently operating offshore Cameroon, was the world's first converted FLNG from an LNG carrier. Originally constructed as a Moss-type LNG carrier, the Hilli was converted into a FLNG unit in 2018 and has a nameplate liquefaction capacity of approximately 2.45 mtpa. As of March 16, 2026, FLNG Hilli has offloaded a total of 148 LNG cargoes and produced around 10.4 million tonnes of LNG since the start of operations under the LTA.

FLNG Hilli is currently operating under an LTA with Perenco and SNH until July 2026. Upon maturity of the LTA, the vessel will undergo upgrades and life extension works at Seatrium’s shipyard in Singapore prior to its long-term redeployment offshore Argentina under a 20-year charter with SESA, expected to commence in the second half of 2027, subject to final commissioning and regulatory approvals.

We have committed $350 million of capital expenditures for refurbishment and life-extension works required prior to the redeployment of FLNG Hilli under a 20-year agreement with SESA.

FLNG Gimi

In 2019, Gimi MS Corporation (“Gimi MS”) and Golar MS Operator S.A.R.L., entered into the LOA in connection with the employment of FLNG Gimi as part of the first phase of bp’s GTA Project offshore Mauritania and Senegal.

The FLNG Gimi is designed to produce approximately 2.7 mtpa of LNG. The GTA field is estimated to contain approximately 15 trillion cubic feet of gas resources.

FLNG Gimi achieved COD in June 2025, triggering the commencement of the 20-year LOA. As of March 16, 2026, FLNG Gimi has offloaded a total of 26 LNG cargoes and produced around 1.8 million tonnes of LNG since the start of operations.

MKII FLNG

The MKII FLNG represents our 3.5 mtpa next-generation design and is currently under construction at CIMC's shipyard in China. In 2023, we purchased the Fuji LNG which was identified as a suitable donor vessel for the FLNG conversion project. In September 2024, we executed the EPC agreement with CIMC for the conversion of Fuji LNG into our first 3.5 mtpa MKII FLNG.

The total conversion budget is estimated at approximately $2.2 billion, excluding financing costs. This estimate includes the donor vessel, conversion works, yard supervision, spares, crew recruitment and training, contingencies, initial bunker supply and voyage-related delivery costs.

Standardized FLNG Designs

We have developed three standardized FLNG designs, as follows:

•Mark I
FLNG Hilli and FLNG Gimi are both Mark I (“MKI”) FLNGs. The MKI design has a nameplate capacity of up to 2.7 mtpa and is based on the conversion of a Moss-type LNG carrier. Sponsons are added to either side of the LNG carrier to create the necessary deck space to accommodate the topsides liquefaction and gas processing equipment. Power generation, utility and auxiliary systems and storage are located within the new sponsons and the existing donor vessel hull.

The Mark I conversions were executed in collaboration with our principal contractors, Seatrium (formerly Keppel Shipyard) and Black & Veatch, who delivered both FLNG Hilli and FLNG Gimi.

•Mark II
The Mark II (“MKII”) FLNG design has a nameplate capacity of up to 3.5 mtpa and is also based on the conversion of a Moss-type LNG carrier. The MKII design involves the construction of a new midship section to accommodate the liquefaction and gas processing equipment, while power generation, utility and auxiliary systems and storage are located within the new midship section and the existing donor vessel hull.

The higher nameplate capacity is achieved through the use of larger liquefaction trains and a more efficient configuration of the liquefaction equipment. This modularized conversion approach is designed to reduce construction, delivery and commissioning timelines compared to earlier designs. This approach also expands the number of shipyards and fabrication facilities capable of executing the conversion, which could enhance competitive tension among contractors and potentially improve commercial terms, including construction pricing and payment structures.

We are currently executing our first MKII FLNG conversion project at CIMC, with Black & Veatch providing engineering and procurement services for the liquefaction and gas processing systems.

•Mark III
The Mark III design targets larger gas field developments and is intended to provide an offshore alternative to certain land-based LNG projects. This design has a nameplate capacity of up to 5.4 mtpa, increased storage capacity relative to the Mark I and Mark II designs, and is based on a newbuild hull rather than the conversion of an existing Moss-type LNG carrier. We currently estimate that a Mark III FLNG would require approximately four years from final investment decision to commissioning, subject to project scope, contracting structure and shipyard availability.

Our Customers

Our FLNG units are under long-term contracts, including the MKII FLNG which is still under conversion, with international energy companies and regional partners. These contracts are structured to limit our exposure to sovereign, currency and operational risks, and to provide revenue visibility over the contract term. The contracts typically span up to 20 years and include defined operational and cost allocation mechanisms. In addition, although our FLNG units operate in foreign jurisdictions, contract payments are denominated in U.S. dollars and the agreements are governed by English law. The following chart summarizes key commercial terms of our FLNG contracts as of March 16, 2026:

FLNG	FLNG Hilli	FLNG Gimi	FLNG Hilli	MKII FLNG
Customer	Perenco and SNH	bp/Kosmos	SESA
COD	June 2018	June 2025	Expected H2 2027	Expected 2028
End date of fixed contract term	July 2026	June 2045	Expected H2 2047	Expected 2048
Currency of contract payment	USD	USD	USD	USD
Country of operations	Cameroon	Mauritania / Senegal	Argentina	Argentina
Contract legal jurisdiction	English law	English law	English law	English law
Opex responsibility	Covered by Golar	Reimbursable by customer	Covered by SESA	Covered by SESA

FLNG Hilli

FLNG Hilli is currently operating under the LTA with Perenco and SNH which expires in mid-July 2026. Upon expiry of the LTA in July 2026, FLNG Hilli will undergo upgrade and life extension works in Singapore prior to commencing a 20-year redeployment contract with SESA offshore Argentina.

•Perenco and SNH

The contract with Perenco and SNH for FLNG Hilli is structured as a tolling arrangement with commodity-linked upside. The contract provides fixed capacity payments with additional upside linked to Brent and TTF price movements, with our commodity exposure limited to those reference indices.

•SESA

The contract with SESA consists of a fixed tariff of $285 million per year plus a commodity-linked upside. Scheduled to commence commercial operations in 2027, the contract is expected to generate approximately $5.7 billion of Adjusted EBITDA backlog, before commodity-linked upside and inflationary adjustments. All budgeted operating costs are borne by SESA, except for certain insurance costs.

The commodity linked tariff component is upside oriented. Golar will make 25% of realized Free on Board (“FOB”) prices above a reference price of US$ 8/mmbtu, with no cap to the upside for gas prices. Golar has also agreed to a mechanism where the charter hire can be partially reduced for FOB prices below a reference price of $7.5/mmbtu down to a floor of $6/mmbtu. Under this mechanism, the maximum accumulated discount over the life of FLNG Hilli's contract has a cap of $88 million, and any outstanding discounted amounts will be repaid through an additional upside sharing if FOB prices return to levels above $7.5/mmbtu. Golar is not exposed to further downside in the commodity-linked FLNG charter mechanism. The respective reference prices are subject to an inflationary adjustment after contract year five.

The FLNG Hilli will initially receive gas from the existing San Martin pipeline, until a dedicated pipeline is completed to supply gas directly from the Vaca Muerta shale deposit in the Neuquén Basin, the world’s second largest shale gas formation.

FLNG Gimi

FLNG Gimi operates under a 20-year LOA with bp in connection with the Greater Tortue Ahmeyim (“GTA”) Project offshore Mauritania and Senegal. Following COD in June 2025, the 20-year lease term commenced and provides contracted revenue visibility through 2045. The LOA represents approximately $4.3 billion of Adjusted EBITDA backlog (100% basis), of which Golar’s share is approximately $3.0 billion.

The LOA for FLNG Gimi is structured as a pure tolling agreement with availability-based payments, ensuring that we assume no volume risk and limited utilization risk. The day rate is performance based, anchored to a 2.4 mtpa base capacity, which represents 90% of nameplate capacity. Availability and utilization payments are de-linked from oil and gas prices, allowing the LOA to provide attractive returns in a broad range of energy price environments. All budgeted operating costs and expenses, except for insurance, are passed through to bp for reimbursement. The LOA also provides protections in the event of contract termination, including termination payments equal to the lessee’s credit support amount.

In June 2025, the FLNG Gimi completed acceptance tests and reached its COD. COD triggered the start of the 20-year LOA term that unlocks the equivalent of around $4.3 billion Adjusted EBITDA, of which we have a 70% ownership interest.

MKII FLNG

The MKII FLNG is currently undergoing conversion at CIMC and is expected to deliver from the Shipyard at the end of 2027. In October 2025 all outstanding conditions precedent and customary closing conditions were satisfied for MKII FLNG's 20-year contract with SESA offshore Argentina in the Gulf of San Matías.

The contract with SESA consists of a fixed tariff of $400 million per year plus a commodity linked upside. Scheduled to commence commercial operations in 2028, the contract is expected to generate approximately $8.0 billion of Adjusted EBITDA backlog, before commodity-linked upside and inflationary adjustments. All budgeted operating costs are borne by SESA, except for certain insurance costs.

The commodity linked tariff component is upside oriented. Golar will make 25% of realized FOB prices above a reference price of US$ 8/mmbtu, with no cap to the upside for gas prices. Golar has also agreed to a mechanism where the charter hire can be partially reduced for FOB prices below a reference price of $7.5/mmbtu down to a floor of $6/mmbtu. Under this mechanism, the maximum accumulated discount over the life of MKII FLNG's contract has a cap of $122 million, and any outstanding discounted amounts will be repaid through an additional upside sharing if FOB prices return to levels above $7.5/mmbtu. Golar is not exposed to further downside in the commodity-linked FLNG charter mechanism. The respective reference prices will be subject to an inflationary adjustment after contract year five.

Overall, our contracted FLNG units provide approximately $17 billion of forward-looking Adjusted EBITDA backlog over the next 20 years, before commodity-linked upside and inflationary adjustments. As of December 31, 2025, backlog is primarily attributable to the 20-year LOA for FLNG Gimi and the 20-year charters for FLNG Hilli and MKII FLNG offshore Argentina as summarized below.

Seasonality
Historically, LNG trade volumes, and consequently LNG commodity prices, have increased during the northern hemisphere winter months and eased during the summer months, as demand for LNG for heating rises in colder weather and declines in warmer weather. Seasonal demand during the summer months has increased in certain markets due to energy requirements for air conditioning and, in some regions, reduced availability of hydropower generation.

Certain of our tolling arrangements include both fixed capacity payments and variable components that provide exposure to underlying commodity price indices. As a result of seasonal fluctuations in LNG demand and pricing, and to the extent our revenues include commodity-linked components, results of operations for individual quarterly periods may vary and may not be indicative of full-year results.

Seasonality can also impact production volumes. The throughput of a liquefaction plant is sensitive to ambient temperatures, with colder conditions generally supporting higher production efficiency. Accordingly, throughput variations between winter and summer months should be expected. Where our invoicing includes volume-based components, such seasonal throughput variations may also contribute to fluctuations in quarterly operating results.

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

Our operations utilize a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, offshore worker’s competence training program, offshore worker’s workshops and membership to emergency response organizations. Golar Management AS maintains its ISO 9001 certification for a quality management system, ISO 14001 certification for an environmental management system and ISO 45001 certification for an occupational health and safety management system and is certified in accordance with the IMO’s International Safety Management (“ISM”), on a fully integrated basis. The ISO 27001 certification for Golar Management AS’s IT Department, is also maintained.

As of March 16, 2026, all our vessels are “in class”. The FLNG Hilli and FLNG Gimi are certified by Det Norske Veritas. These class certificates are renewed every five years.

Our contractual vessel management obligations to certain customers have been outsourced to third-party ship managers. Outsourcing this non-core aspect of our operations affords operational and cost efficiency and provides appropriate access to supporting administrative functions.

Risk of Loss and Insurance

The operation of our FLNGs has inherent risks which includes mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to physical damage and/or political circumstances in foreign countries and/or war risk situations or hostilities, cyber risk or pandemics. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental casualties, and the liabilities arising from owning and operating FLNGs in international trade.

We have obtained:

•property damage (also known as hull and machinery) insurance on all of our FLNGs to protect us against marine and war risks, which include the risks of damage to our FLNGs, salvage or towing costs, and also insure against actual or constructive total loss of any of our FLNGs. However, our insurance policies contain deductible amounts for which we will be responsible in the event of a claim. We have also obtained additional total loss coverage for each FLNG, which provides additional coverage in the event of the total loss of an FLNG;

•business interruption insurance to protect us against loss of income in the event one of our FLNGs cannot be employed due to property damage that is covered under the terms of the insurance. Under our business interruption policies, our insurer will indemnify our losses up to the daily rate agreed in respect of each FLNG for each day, in excess of a certain number of deductible days, for the time that the FLNG is out of service as a result of eligible damage. The maximum coverage is 360 days, with number of deductible days varying from 60 days to 90 days, depending on the FLNG; and

•protection and indemnity insurance, which covers our third-party legal liabilities in connection with our FLNG activities, is provided by mutual protection and indemnity associations (“P&I clubs”). This includes third-party liability and other liability arising from injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

The current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The twelve P&I clubs that comprise the International Group of Protection and Indemnity Clubs (the “International Group”) insure approximately 90% of the non-sanctioned global commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $8.9 billion per accident or occurrence. We are a member of Skuld P&I club. As a member, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group.

We have also obtained ship manager’s liability insurance to protect us against contractual liabilities with one of our customers and insurances for our on-shore inventory and the global transport of materials for our operations, in addition to a company-wide comprehensive third-party liability cover. Moreover, a cybersecurity insurance has been obtained which provides cover for property damage, business interruption and enterprise or hardware risk.

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

Environmental and Other Regulations

General

Our operations are subject to various international treaties and conventions, and to the applicable local, national and subnational laws and regulations of the countries in which our vessels operate or are registered. Such laws and regulations cover a variety of topics, including but not limited to, air, water pollution, waste and oily waste and hazardous material management, protection of natural resources, biodiversity conservation and occupational health and safety of our offshore personnel, which may require us to obtain governmental permits and authorizations before we conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical licenses could result in sanctions including suspension and/or freezing of our operations and responsibility for all damages arising from any violation.

Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Any non-compliance or failure to obtain and maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations. Similar or more stringent laws, regulations and permitting requirements may also apply to our customers, including oil and gas exploration and production companies, which may impact demand for our services.

•Environmental regulations in Cameroon

Our operations in Cameroon are governed by the Ministry of Environment, Nature Protection and Sustainable Development, which, among other things, administers the National Environmental Management Plan, requires environmental impact assessments for any development which may endanger the environment, and regulates pollution to the air, water, and other biological resources, including maritime activities. Cameroon is a signatory to international agreements regarding climate change and greenhouse gases including the Paris Agreement and the UN Framework Convention on Climate Change (“UNFCCC”).

•Environmental regulations in Mauritania and Senegal

Our operations in Mauritania and Senegal are governed by various government bodies, including the respective Ministries of Environment and Sustainable Development in Mauritania and Senegal, and the Department of Environment and Classified Establishments in Senegal. Mauritania and Senegal have also entered into several international conventions, protocols and bilateral agreements which establish environmental quality standards for waste management, including discharge of chemicals to the marine environment. Mauritania and Senegal are also signatories to the Paris Agreement and the UNFCCC.

•Environmental regulations in Brazil

Our operations in Brazil are governed by various environmental laws and regulations, including the Brazilian Institute for the Environment and Renewable Natural Resources, the National Environmental Council, and state environmental agencies. These agencies regulate environmental licensing for activities that could cause significant adverse environmental impact, water use permitting, and quality standards for air, water, and soil. Brazil is also a signatory to the Paris Agreement and the UNFCCC.

•U.S. and International Maritime Regulations

We must comply with key regulations set forth by the International Maritime Organization (“IMO”), such as the International Safety Management Code, International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”), amendments to the International Convention for the Safety of Life at Sea, the International Ship and Port Facility Security Code, and the IMO’s Marine Pollution standards. The evolving nature of IMO regulations poses uncertainties to our business, and non-compliance may result in increased liability, penalties, reductions in insurance coverage, or port access issues.

With respect to our limited exposure to U.S. waters, we are subject to various federal, state, and local laws and regulations relating to the protection of the environment, including the Oil Pollution Act, Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, and the Clean Air Act. These environmental laws and regulations may impose substantial penalties for noncompliance and liabilities for pollution.

Sustainability reporting

We have published our annual Environmental, Social and Governance (“ESG”) Report on our website since 2020. Our 2024 ESG Report is currently available on our website, and the 2025 ESG Report will be published in the coming months.

The European Union’s CSRD, which entered into force in January 2023 and has subsequently been modified. At this time, based on our current structure and operations, we do not believe that we are subject to CSRD reporting obligations. In March 2026, the Omnibus I Directive was adopted, which simplifies the CSRD and limits its application. However, the regulatory landscape continues to evolve, and future guidance or amendments from the European Commission could potentially affect the applicability of these requirements to the Company.

In addition, regulatory developments in the United States, particularly at the state level with respect to climate-related disclosure requirements, aimed at increasing transparency around climate-related risks, greenhouse gas emissions, and governance practices. While these requirements are not currently applicable to the Company, we continue to monitor regulatory developments in both the European Union and the United States to assess potential implications for our future reporting obligations.

C.      Organizational Structure

Golar LNG Limited is a Bermuda-incorporated holding company. For a list of our significant subsidiaries, see Exhibit 8.1 to this annual report and note 4 “Subsidiaries” of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Gimi MS.

D.      Property, Plant and Equipment

For information on our fleet, please see the section of “Item 4 - B. Business Overview”.

We do not own any interest in real estate. As of December 31, 2025, we lease the following office spaces: 10,700 square feet in London, England; 27,100 square feet in Oslo, Norway; 2,500 square feet in Hamilton, Bermuda; 2,100 square feet in Douala, Cameroon; 415 square feet in Nouakchott, Mauritania; and 130 square feet in Rio de Janeiro, Brazil.

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

Significant Developments since January 1, 2026

Significant developments since January 1, 2026 until March 16, 2026 are discussed below.

•Release of restricted cash – LNG Hrvatska performance guarantees
In July 2025, we entered into an agreement with LNG Hrvatska to mutually terminate the Operate and Maintain (“O&M”) agreement prior to its contractual expiry date. Under the deed of termination, the two cash-backed performance guarantees related to the O&M agreement were discharged. In January 2026, the restricted cash plus accrued interest associated to the performance guarantees amounting to $13.3 million was released.

•Dividends
In February 2026, we declared a dividend of $0.25 per share in respect of the three months ended December 31, 2025 to shareholders of record on March 9, 2026, which was paid on March 18, 2026.

•SESA shareholder loan
In February 2026, we entered into a credit agreement under which we agreed to provide SESA, as borrower, with a credit facility of up to $5.6 million.

Subsequent to execution of the agreement, SESA has drawn $2.6 million under the facility. Amounts drawn bear interest at Term SOFR plus a margin of 3.875%, with interest payable semi-annually. The loan matures on April 15, 2029, with principal repayable in two equal semi-annual installments.

•Sale of investment in OLT
In March 2026, we sold our entire 2.69% shareholding in OLT Offshore LNG Toscana S.p.A., which was fully impaired in 2019, pursuant to a Sale and Purchase Agreement with SNAM S.p.A. for a consideration of $3.1 million.

•Strategic review
In March 2026, a formal process to evaluate strategic alternatives to accelerate our FLNG growth pipeline and maximize shareholder value was initiated. In connection with this process, we have appointed Goldman Sachs International as our financial advisor. The strategic review will include a comprehensive evaluation of Golar’s platform, including our industry-leading FLNG technology, long-term contract backlog, and growth pipeline. Potential alternatives to be explored include, but are not limited to, a sale of the Company, a merger or other business combination, divestiture of assets, or further optimization of the corporate structure. The Company will target solutions that unlock shareholder value and enable faster roll-out of Golar’s FLNG growth pipeline. There can be no assurance that the strategic review will result in any transaction or other strategic outcome, nor have we established a definitive timetable for the completion of this process.

Factors Affecting Our Future Results of Operations and Financial Condition

Our historical results of operations may not be indicative of our future results of operations which may be principally affected for the following reasons:

•Utilization of the FLNG Gimi and our continued obligations under the LOA. During the term of the LOA, we remain exposed to key risks, including underperformance against contracted capacity, payment disputes or defaults, termination events, and unforeseen costs or liabilities. Our ability to sustain or enhance FLNG Gimi’s economics depends on delivering consistent operational performance and executing production optimization initiatives, which may require additional capital investment or regulatory approvals and may not generate the expected returns. Any vessel unavailability, shortfall in production, material cost overruns, contractual termination, or prolonged operational disruption could have a material adverse effect on our results of operations, cash flows, and financial condition.

•Utilization of FLNG Hilli under the remaining LTA term. With the LTA maturing in mid-July 2026, FLNG Hilli remains well positioned to deliver reliable production and strong cash flow generation through the end of the contract term. We continue to focus on maximizing operational uptime and performance to fully capture the remaining contractual value. In parallel, we are executing a structured exit from Cameroon, with clear plans in place to ensure compliance with all applicable legal, tax, social and environmental requirements. Through proactive stakeholder engagement, we are committed to completing the transition responsibly while protecting shareholder value and financial performance. However, any failure to comply with applicable requirements or to execute the transition as planned could have a material adverse effect on our results of operations, cash flows, and financial condition.

•Timely execution of the FLNG Hill's pre-deployment refurbishment. Following the LTA’s contractual maturity, FLNG Hilli will undertake a planned $350 million refurbishment program to upgrade the vessel and extend her economic life ahead of her 20-year redeployment with SESA in Argentina. This investment is expected to position Hilli for long-term, stable cash flow generation under a new contract and reinforces the strategic value of the asset within our portfolio. We are required to satisfy certain contractual obligations with SESA, including timely delivery of the vessel onsite and compliance with agreed technical performance specifications. While we have established detailed project plans and oversight structures to support disciplined execution, the refurbishment remains subject to customary project risks, including contractor performance and delays, cost inflation and supply chain constraints. Any material delays, cost overruns or failure to meet contractual specifications could lead to reduced or deferred revenues and higher capital expenditures than anticipated, which could adversely affect our results of operations, cash flows and financial condition.

•Timely and on budget conversion of the MKII FLNG. The MKII FLNG is the first application of Golar’s MKII design and is supported by a 20-year contract with SESA. The conversion requires significant technical execution, complex project management and substantial capital investment. In addition, we are required to meet specified delivery milestones and performance standards under the SESA contract. As with any large-scale conversion project, execution is subject to risks, including contractor performance and delays, cost escalation, supply chain constraints and permitting or regulatory approvals. Any material delays, cost overruns or failure to achieve contractual performance specifications could negatively impact project economics and delay the commencement of revenue generation.

•Customer concentration. Our operating revenues are generated from a limited number of customers under long-term contracts, one of which will mature in July 2026. The temporary reduction in earnings associated with the transition of one of our assets could adversely affect our results of operations, cash flows and financial condition. This interim revenue and cash flow gap is expected to narrow as FLNG Hilli commences its 20-year contract with SESA in 2027 and when the MKII FLNG begins operations in 2028, materially strengthening our revenue base.

•Access to capital and compliance with financing arrangements. Our business is capital-intensive and requires substantial financing. A significant portion of our indebtedness is secured by our FLNG units. We expect to require additional capital transactions or financings to support future projects, including the current MKII FLNG conversion and other growth initiatives. There can be no assurance that we will be able to obtain new financing or refinance existing indebtedness on acceptable terms, on a timely basis or at all.

•Risk of breach of certain debt covenants. Our loan agreements and lease financing arrangement require us to maintain specific financial levels and ratios, including minimum amounts of available cash, minimum ratios of current assets to current liabilities (excluding current portion of long-term debt), minimum levels of stockholders’ equity and maximum loan amounts to value. If certain covenants are breached, we may be required to make further principal repayments ahead of our loan maturity, which would reduce our available cash.

Please see the section of this Annual Report entitled “Item 3. Key Information - D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms

We use a variety of financial and operational terms when analyzing our performance. These include but are not limited to the following:

Liquefaction services revenue: For the FLNG Hilli LTA, we consider the provision of liquefaction services capacity as a single performance obligation recognized evenly over time. We consider our services (the receipt of customer’s gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice. Overproduction and underutilization arrangements in the LTA are variable consideration, estimated using the expected value method and recognized using the output method to the extent it is probable that a significant reversal will not occur.

Sales-type lease receivable in excess of interest income: Sales-type lease receivable in excess of interest income is a non-U.S. GAAP financial measure which represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease. Amounts recognized as sales type lease revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in our consolidated balance sheet. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi. This amount is eliminated from the consolidated statement of operations in accordance with U.S. GAAP.

FLNG tariff, net: FLNG tariff, net is a non-U.S. GAAP financial measure that represents the total cash inflow and economic performance generated by our FLNGs during a given period. It is calculated by taking the total amount invoiced for FLNG services, including liquefaction services revenue, sales-type lease revenue, vessel management fees and other revenue and realized gains on oil and gas derivative instruments, adjusted for the amortization of deferred commissioning period revenue, Day 1 gains (deferred revenues) and deferred pre-COD cashflows that is allocated to the non-lease component, the unwinding of liquidated damages, the accretion of unguaranteed residual value and the accruals and other timing related items including tax reimbursement, underutilization, overproduction revenue and demurrage cost. FLNG tariff, net is intended to enhance the comparability of our FLNG performance across periods and with other operational FLNGs in the industry. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other performance measure of our financial performance calculated in accordance with U.S. GAAP.

Adjusted EBITDA: Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income/(loss) before net income/(loss) from discontinued operations, net income/(losses) from equity method investments, income taxes, other financial items net, unrealized (losses)/gains on oil and gas derivative instruments, interest expense, net, interest income, other non-operating income/(losses), realized and unrealized MTM (losses)/gains on our investment in listed equity securities, unrealized movements on the oil and gas derivative instruments, losses/(gains) on derivative instruments, impairment of long-lived assets, depreciation and amortization and sales-type lease receivable in excess of interest income. Adjusted EBITDA is a financial measure used by management and investors to assess our total financial and operating performance. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP. See the section of this Item 5 entitled “A. Operating Results” included herein for a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP financial measure.

Adjusted EBITDA backlog: Adjusted EBITDA backlog is a non-U.S. GAAP financial measure and represents the share of contracted earnings for executed contracts less forecasted operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income/(loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

A.      Operating Results

In January 2025, our LNG carrier Fuji LNG completed its final cargo delivery under a short-term contract and entered the shipyard in early February 2025 to begin conversion into a MKII FLNG. In the first quarter of 2025, we finalized the sale of our remaining LNG carrier, the Golar Arctic. These key milestones marked our exit from shipping operations. Accordingly, starting in the first quarter of 2025, we no longer classify Shipping as a reportable segment. All associated legacy shipping activities have been included within the broader Corporate and other segment with retrospective effect.

Reconciliations of the 2025 and 2024 consolidated net income/(loss) to Adjusted EBITDA are as follows:

	December 31,
(in thousands of $)	2025	2024
Net income	112,576	80,793
Income tax expense/(benefit)	4,307	(18)
Income before income taxes	116,883	80,775
Depreciation and amortization	49,255	53,526
Impairment of long-lived assets	—	22,933
Unrealized loss on oil and gas derivative instruments, net	93,102	101,862
Other non-operating (income)/loss, net	(29,981)	7,000
Interest income	(34,577)	(37,350)
Interest expense, net	32,925	—
Losses/(gains) on derivative instruments, net	7,822	(65)
Other financial items, net	15,578	4,317
Net (income)/loss from equity method investments	(8,928)	7,502
Sales-type lease receivable in excess of interest income	22,536	—
Adjusted EBITDA	264,615	240,500

Discussed below are the financial statement line items of our consolidated results of operations for the years ended December 31, 2025 and 2024 that are not covered by the segmental analysis presented later in this section:

Income taxes: The increase of $4.3 million in 2025 compared to 2024 was primarily due to higher taxable income resulting from the commencement of operations of the FLNG Gimi in June 2025. Pursuant to the LOA, taxes incurred under the LOA operations are reimbursed by bp, with the corresponding credit recognized within sales-type lease revenue and vessel management fees.

Depreciation and amortization: The decrease of $4.3 million in 2025 compared to 2024 was primarily due to cessation of depreciation for the Fuji LNG following her arrival at CIMC’s yard for conversion to a FLNG in February 2025, and the disposal of the Golar Arctic during the first quarter of 2025.

Impairment of long-lived assets: The impairment charge of $22.9 million in 2024 is associated with our LNG carrier, Golar Arctic. During 2024, we engaged in discussions with multiple potential buyers regarding the sale of the vessel, however, no binding agreement was reached as of December 31, 2024. We conducted an impairment assessment based on the third-party purchase offers received during 2024 as it is more accurately reflective of the vessel's exit price. As a result, an impairment charge of $22.9 million was recognized as of December 31, 2024.

Unrealized loss on the oil and gas derivative instruments, net:

	December 31,
(in thousands of $)	2025	2024
Unrealized loss on FLNG Hilli’s oil derivative instrument	(55,428)	(47,272)
Unrealized loss on FLNG Hilli’s gas derivative instrument	(37,674)	(6,511)
Unrealized MTM adjustment for commodity swap derivatives	—	(48,079)
Unrealized loss on oil and gas derivative instruments, net	(93,102)	(101,862)

•Unrealized loss on FLNG Hilli’s oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The increase in unrealized loss of $8.2 million in 2025 compared to 2024 was primarily driven by a reduction in the remaining term of the LTA along with the volatility in the future Brent linked crude oil price curves over the LTA’s remaining term.

•Unrealized loss on FLNG Hilli’s gas derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa incremental LNG capacity over the remaining term of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The increase in unrealized loss of $31.2 million in 2025 compared to 2024, was primarily driven by a reduction in the remaining term of the LTA along with the volatility in the future TTF linked gas price curves over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We previously entered into commodity swaps to hedge our exposure to the TTF linked earnings on the FLNG Hilli. Our exposure is economically hedged by swapping variable cash receipts linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties, of which the resultant adjustments were presented in “Realized MTM adjustment on commodity swap derivatives” in the consolidated statements of operations. The decrease of $48.1 million in 2025 compared to 2024, was due to maturity of TTF swaps on December 31, 2024. No new commodity swaps were entered into during the year ended December 31, 2025.

Other non-operating (income)/loss:

	December 31,
(in thousands of $)	2025	2024
Gain on deemed sale of FLNG Gimi	29,981	—
Others	—	(7,000)
Other non-operating (income)/loss, net	29,981	(7,000)

•Gain on deemed sale of FLNG Gimi on COD: In June 2025, FLNG Gimi successfully achieved its COD, marking the commencement of the 20-year lease term with BP Mauritania Investments Limited, a subsidiary of BP p.l.c. (“bp”) under the LOA. As a result, the FLNG Gimi asset under development was derecognized, and a net investment in sales-type lease was recognized resulting in a gain on deemed sale of the FLNG Gimi of $30 million. There was no comparable gains in 2024.

•Others: This relates to payments to Seatrium in relation to FLNG Hilli's utilization bonus and termination fee on our historical third FLNG conversion main building contract. There were no comparable payments made in 2025.

Interest income: The decrease of $2.8 million in 2025 compared to 2024 was primarily due to:

•a $3.8 million decrease in interest income due to lower interest rates for the short term money-market deposits held on December 31, 2025 compared to 2024. At December 31, 2025 and 2024, the cash held in short-term money-market deposits amounted to $920.5 million and $301.8 million, respectively; and

•partially offset by an increase of $1.1 million in interest income due to higher cash balances maintained in bank accounts in 2025 compared to 2024.

Interest expense: The $32.9 million increase in interest expense in 2025 compared to 2024 was primarily due to:

•higher corporate debt interest expense inclusive of the amortization of related deferred financing costs following the issuance of the $575 million 2025 Convertible Bonds in June 2025 and the $500 million 2025 Senior Unsecured Notes in October 2025; and

•changes in the capitalization of borrowing costs following the achievement of COD of FLNG Gimi, after which borrowing costs were no longer capitalized to FLNG Gimi and were recognized as expense.

(Losses)/gains on derivative instruments, net:

	December 31,
(in thousands of $)	2025	2024
Net interest income on undesignated interest rate swaps (“IRS”) derivatives	3,339	6,036
Unrealized MTM adjustment for IRS derivatives	(11,161)	(5,971)
(Losses)/gains on derivative instruments, net	(7,822)	65

•Net interest income on undesignated IRS derivatives: This reflects the net interest exposure in relation to our IRS derivatives. The decrease of $2.7 million net interest income in 2025 compared to 2024 was driven largely by the movements in the SOFR.

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of December 31, 2025 and 2024, we had an IRS portfolio with a notional amount of $600.0 million and $518.5 million respectively, none of which are designated as hedges for accounting purposes. The $5.2 million increase in unrealized MTM loss in 2025 compared to 2024 was driven by higher notional values of our swap portfolio partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties.

Other financial items, net:

	December 31,
(in thousands of $)	2025	2024
Loss on debt extinguishment	(9,954)	—
Financing arrangement fees and other related costs	(3,316)	(5,157)
Foreign exchange (loss)/gain on operations	(1,716)	205
Amortization of debt guarantees	106	1,432
Other	(698)	(797)
Other financials items, net	(15,578)	(4,317)

•Loss on debt extinguishment: The $10.0 million loss on extinguishment in 2025 relates to the write-off of the unamortized deferred financing costs following the refinancing of the $700 million Gimi facility ahead of maturity. There were no comparable charges in 2024.

•Financing arrangement fees and other related costs: The decrease in financing arrangement fees and other related costs of $1.8 million in 2025 compared to 2024 was primarily due to $1.5 million decrease in fees from the parent of the FLNG Hilli's lessor variable interest entity (“VIE”) which we consolidate.

•Foreign exchange (loss)/gain on operations: The increase in foreign exchange loss in 2025 compared to a foreign exchange gain in 2024 of $1.9 million was mainly driven by the weakening of the U.S. Dollar against the Euro, Central African CFA franc (XAF) and Mauritanian Ouguiya (MRU) which are used for payments to our European vendors and offshore personnel, as well as for our operations in Cameroon and Mauritania/Senegal, respectively.

•Amortization of guarantees: This relates to fees earned from guarantees provided to our former subsidiaries and investees. The decrease of $1.3 million in 2025 compared to 2024 was mainly due to the maturity of the various guarantees provided.

Net (income)/loss from equity method investments: This represents our share of earnings from our equity accounted investments, as well as gains or losses on disposals and impairment charges related to these investments. The increase of $16.4 million in net income from equity method investments in 2025 compared to a net loss in 2024 was primarily due to:

•$9.8 million increase in the gain on disposals. In 2025, we recognized a $10.3 million gain on the disposal of our remaining 39.1 million Avenir shares, compared to a $0.5 million gain on partial disposal 3.6 million Avenir shares in 2024;

•$2.8 million decrease in impairment charges. In 2024, due to continued uncertainties on the future cashflows from the inclusion of the Higas terminal within Sardinia's regulatory framework, we fully impaired our investment in Higas. There was no comparable impairment charge in 2025; and

•$4.0 million improvement in our share of net losses from our equity method investments in 2025, due to the absence of losses from Avenir and Higas following their respective disposal and impairment in 2024.

The following details our operating results and the resultant Adjusted EBITDA for our reportable segments for the years ended December 31, 2025 and 2024.

December 31, 2025
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	226,794	—	226,794	—	226,794
Sales-type lease revenue	91,461	—	91,461	—	91,461
Vessel management fees and other revenues	48,469	25,922	74,391	—	74,391
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues	366,724	26,798	393,522	—	393,522
Vessel operating expenses	(127,924)	(31,970)	(159,894)	—	(159,894)
Administrative expenses	(844)	(28,750)	(29,594)	—	(29,594)
Project development expenses	(15,306)	(3,925)	(19,231)	—	(19,231)
Realized gain on oil and gas derivative instruments, net	62,890	—	62,890	—	62,890
Other operating income/(loss)	2,143	(7,757)	(5,614)	—	(5,614)
Sales-type lease receivable in excess of interest income	22,536	—	22,536	(22,536)	—
Adjusted EBITDA	310,219	(45,604)	264,615	(22,536)	242,079

December 31, 2024
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	224,959	—	224,959	—	224,959
Vessel management fees and other revenues	—	23,067	23,067	—	23,067
Time and voyage charter revenues	—	12,346	12,346	—	12,346
Total operating revenues	224,959	35,413	260,372	—	260,372
Vessel operating expenses	(82,284)	(39,299)	(121,583)	—	(121,583)
Administrative expenses	(1,269)	(26,236)	(27,505)	—	(27,505)
Project development expenses	(7,258)	(5,083)	(12,341)	—	(12,341)
Realized gain on oil and gas derivative instruments, net	141,088	—	141,088	—	141,088
Other operating income	469	—	469	—	469
Adjusted EBITDA	275,705	(35,205)	240,500	—	240,500
Adjusted EBITDA: Total segment reporting Adjusted EBITDA increased $24.1 million in 2025 compared to 2024, primarily due to the commencement of FLNG Gimi's LOA. The Gimi LOA contributed $162.4 million to operating revenues, partially offset by a corresponding increase in vessel operating expenses of $38.5 million. However, on a consolidated basis, Adjusted EBITDA increased by only $1.6 million in 2025 compared to 2024, primarily due to the accounting impact of the sales-type lease receivable, whereby revenue recognized in excess of interest income is eliminated upon consolidation.

This increase in Adjusted EBITDA was partially offset by the $78.2 million reduction in realized gains on oil and gas derivative instruments, following the maturity of TTF swaps on December 31, 2024, with no new TTF positions entered into during 2025. Additionally, project development expenses and administrative expenses increased by $6.9 million and $2.1 million, reflecting increased business development activities and higher general overheads, respectively. Other operating losses under the Corporate and Other segment increased by $7.8 million driven by a waiver of our shareholder loan and the loss recognized on the disposal of Golar Arctic.
These movements reflect consolidated changes across all segments. Further details and material movements within specific reportable segments are discussed below.

FLNG segment
This segment includes the operations of FLNG Hilli and FLNG Gimi, as well as our FLNG business development activities and other FLNG projects.

	December 31,
(in thousands of $)	2025	2024
Liquefaction services revenue	226,794	224,959
Sales-type lease revenue	91,461	—
Vessel management fees and other revenues	48,469	—
Total operating revenue	366,724	224,959
Realized gain on oil and gas derivative instruments, net	62,890	141,088
Vessel operating expenses	(127,924)	(82,284)
Administrative expenses	(844)	(1,269)
Project development expenses	(15,306)	(7,258)
Other operating income	2,143	469
Sales-type lease receivable in excess of interest income	22,536	—
Adjusted EBITDA	310,219	275,705

For the year ended December 31, 2025, FLNG Hilli maintained its market-leading operational track record and exceeded the contracted production volume for the year. In December 2025, the vessel achieved a major milestone, reaching 10 million tonnes of cumulative LNG production since commencement of the LTA.

Liquefaction services revenue is comprised of the following components:

	December 31,
(in thousands of $)	2025	2024
Base tolling fee	204,501	204,501
Amortization of Day 1 gains	12,541	12,575
Incremental base tolling fee	5,000	5,000
Amortization of deferred commissioning period revenue	4,120	4,131
Overproduction	371	102
Other	261	(1,350)
Liquefaction services revenues	226,794	224,959

•Base tolling fee: Under the terms of the LTA, we invoice and recognize base tolling fees up to the contracted annual base capacity so long as actual production is 95% of the contracted base capacity, provided that there are no services unavailability considered our fault in a given contract year.

•Amortization of Day 1 gains: This relates to the amortization of the FLNG Hilli’s deferred Day 1 gains on the oil and gas derivative instruments embedded in the LTA. In July 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 mtpa of LNG for the contract year 2022. In July 2022, the Customer exercised the option to maintain the increased annual contracted volume of 1.4 million tonnes from January 2023 until July 2026 resulting to the extension to the initial amortization profile of the TTF linked Day 1 gain until July 2026.

•Other: Other is comprised of accrued demurrage cost recognized in the period during which the production delay occurred, as well as the unwinding of deferred liquidated damages incurred prior to contract commencement in 2018. The increase of $1.6 million in 2025 compared to 2024 was primarily due to the absence of accrued demurrage cost in the current year.

Sales-type lease revenues: FLNG Gimi has a nameplate liquefaction capacity of 2.7 MTPA. The contractual day rate, which corresponds to annual Adjusted EBITDA of approximately $215 million on a 100% basis, is based on a guaranteed availability of 90% of nameplate capacity, equivalent to approximately 2.4 MTPA. The unit is compensated on an availability basis, with the invoiced day rate adjusted upward or downward if actual production exceeds or falls below the contracted 2.4 MTPA level.

FLNG Gimi achieved COD in June 2025 and is currently optimizing operations in close collaboration with the GTA project’s upstream partners. Actual production for the year ended December 31, 2025 has exceeded scheduled production, and meaningful operational efficiencies have been realized. As a result, the invoiced day rate for the fourth quarter of 2025 was 3% above the contractual base day rate.

Under FLNG Gimi’s LOA, total consideration is allocated between lease and non-lease components. The lease component, representing the right to use FLNG Gimi, is accounted for as a sales-type lease. As operations commenced in June 2025, there are no comparable amounts for the corresponding period in 2024.

Sales-type lease revenue is comprised of the following components:

	December 31,
(in thousands of $)	2025	2024
Sales-type lease revenue	62,724	—
Variable lease revenue	23,335	—
Accretion of unguaranteed residual value	3,296	—
Other	2,106	—
Sales-type lease revenue	91,461	—

•Sales-type lease revenue: This reflects the interest income recognized on the net investment in the sales-type lease on FLNG Gimi since commencement of operations in June 2025, calculated using the implicit rate in the lease.

•Variable lease revenue: This reflects variable payments not included in the fixed consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced since commencement of operations.

•Accretion of unguaranteed residual value: This relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method.

•Other: This reflects taxes that are reimbursable under the LOA and accrued demurrage costs.

Vessel management fees and other revenues: Vessel management fees and other revenues reflects the non-lease component of the FLNG Gimi's LOA, representing O&M services. As operations commenced in June 2025, there are no comparable amounts for the same period in 2024. Vessel management fees and other revenues is comprised of the following components:

	December 31,
(in thousands of $)	2025	2024
O&M service revenue	46,029	—
Amortization of deferred pre-COD cash flows	1,026	—
Other	1,414	—
Vessel management fees and other revenues	48,469	—

•O&M service revenue: This reflects the non-lease O&M services component recognized since commencement of FLNG Gimi's operations in June 2025.

•Amortization of deferred pre-COD cash flows: This reflects the amortization of the non-lease component of pre-COD cash flows received from bp in relation to FLNG Gimi's LOA, recognized over the term of the LOA on a straight-line basis.

•Other: This reflects taxes reimbursable under the LOA, overproduction, underutilization, and accrued demurrage costs.

Realized gain on oil and gas derivative instrument, net:

	December 31,
(in thousands of $)	2025	2024
Realized gain on FLNG Hilli’s oil derivative instrument	34,051	68,700
Realized gain on FLNG Hilli’s gas derivative instrument	28,839	22,950
Realized MTM adjustment on commodity swap derivatives	—	49,438
Realized gain on oil and gas derivative instruments, net	62,890	141,088
•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The decrease of $34.6 million in 2025 compared to 2024 was driven by lower three-month look-back average oil price of $70.91/barrel for 2025 compared to $82.0/barrel for 2024.
•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The increase of $5.9 million in 2025 compared to 2024, was driven by higher one-month look-back average TTF price of €37.69 for 2025, compared to a TTF price of €33.83 for 2024.
•Realized MTM adjustment on commodity swap derivatives: We entered into commodity swaps to hedge our exposure of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the second amendment to the LTA, all of which were attributable to us. The decrease of $49.4 million in 2025 compared to 2024 was driven by the maturity of TTF swaps on December 31, 2024. No new commodity swaps were entered into during the year ended December 31, 2025.

	December 31,
(in thousands of $)	2025	2024
Other Financial Data:
Liquefaction services revenue	226,794	224,959
Sales-type lease revenue	91,461	—
Vessel management fees and other revenues	48,469	—
Total operating revenue	366,724	224,959
Realized gain on oil and gas derivative instruments, net	62,890	141,088
Amortization of deferred commissioning period revenue, Day 1 gains and deferred pre-COD cash flows, accretion of unguaranteed residual value, accrued tax receipt, over/underproduction and accrued demurrage	(23,791)	(16,245)
Sales-type lease receivable in excess of interest income	22,536	—
FLNG tariff, net	428,359	349,802

FLNG Tariff, net: The increase of $78.6 million in 2025 compared to 2024 was primarily due to FLNG Gimi's operating revenue contribution following commencement of operations, partially offset by lower realized gain on oil and gas derivative instruments on the FLNG Hilli LTA.

Vessel operating expenses: The increase of $45.6 million in 2025 compared to 2024 was primarily due to:
•a $38.5 million increase in FLNG Gimi's operating expenses since commencement of operations in June 2025;

•a $3.3 million increase in FLNG Gimi's operating expenses resulting from the commissioning activities, wherein certain costs incurred toward COD did not meet the criteria for capitalization instead were deemed essential operating costs to maintain the vessel's exclusive availability and operational readiness; and
•a $3.7 million increase in FLNG Hilli's operating expenses primarily due to a $3.2 million increase in crew taxes and logistics costs.

Project development expenses: This is comprised of non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in the exploratory stages. The increase of $8.0 million in 2025 compared to 2024 was primarily due to $8.9 million of Front-End Engineering Design (“FEED”) study costs incurred in connection with the potential development of a modified MKI FLNG and MKIII FLNG. There were no comparable FEED costs in 2024.

Other operating income: The increase of $1.7 million in 2025 compared to 2024 was primarily due to higher overproduction volumes from FLNG Hilli. Overproduction volumes were 73.6 MMBtu in 2025 compared to 73.1 MMBtu in 2024.

Corporate and other segment
This segment includes our legacy shipping activities, vessel management, floating storage and regasification unit services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, corporate overhead costs and other strategic investments. We have offices in Bermuda, London and Oslo, which provide corporate management, commercial, technical, accounting, treasury and administrative support.

	December 31,
(in thousands of $)	2025	2024
Vessel management fees and other revenues	25,922	23,067
Time and voyage charter revenues	876	12,346
Total operating revenues	26,798	35,413
Vessel operating expenses	(31,970)	(39,299)
Administrative expenses	(28,750)	(26,236)
Project development expenses	(3,925)	(5,083)
Other operating loss	(7,757)	—
Adjusted EBITDA	(45,604)	(35,205)

Vessel management fees and other revenues: The increase of $2.9 million in 2025 compared to 2024 was primarily due to a $3.8 million increase in O&M fees from Snam for the FSRU Italis LNG (formerly known as Golar Tundra), partially offset by a $1.0 million decrease in O&M fees earned following the termination of the O&M Agreement with LNG Hrvatska for the FSRU LNG Croatia in December 2025.

Time and voyage charter revenues: The decrease of $11.5 million in 2025 compared to 2024 was primarily due to reduced revenue from the Golar Arctic and Fuji LNG. Golar Arctic was on commercial waiting time beginning in January 2025 and subsequently sold in the first quarter of 2025, while Fuji LNG ceased earning charter revenue following its arrival at CIMC’s yard for conversion to a FLNG in February 2025.

Vessel operating expenses: The decrease of $7.3 million for 2025 compared to 2024 was primarily driven by reduced operational activity for the Fuji LNG following its arrival at CIMC’s yard for conversion and the disposal of Golar Arctic.

Administrative expenses: The increase of $2.5 million for 2025 compared to 2024 was primarily due to:
•a $6.5 million increase in employee compensation and benefits, professional services and travel expenses in 2025 compared to 2024;
•a $2.7 million increase in employee stock compensation costs following new awards granted in November 2024; and
•partially offset by a $6.7 million higher allocation of management and consultancy fees to vessel operating expenses and project development expenses in our FLNG segment reflecting time spent on FLNG activities.

Project development expenses: The decrease of $1.2 million for 2025 compared to 2024 was primarily due to lower professional and consultancy fees incurred on the flare-to-gas mobile kit project.

Other operating loss: The other operating loss of $7.8 million in 2025 was primarily comprised of:

•a $7.1 million write off of our shareholder loan to Higas. During the year ended December 31, 2025, Higas entered into a financial restructuring process pursuant to Article 56 of the Italian Business Crisis and Insolvency Code which required the implementation of a recapitalization plan. To enhance the equity position of Higas, together with the other shareholders, we waived our proportionate shareholder loan principal. There were no comparable transactions in 2024; and

•$0.5 million loss on the disposal of Golar Arctic, recognized in “Other Operating (loss)/income.” There were no comparable losses recognized in 2024.

Please refer to Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on March 27, 2025, Item 5 Operating and Financial Review and Prospects - A. Operating Results, for the management discussion and analysis of the operating results for 2024 compared to 2023.

B.      Liquidity and Capital Resources

Liquidity and Cash Requirements

We operate in a capital intensive industry, and we have historically financed the purchase of our vessels, conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with financial institutions, issuance of debt securities, cash generated from operations, sales of vessels and investments and equity capital. Our liquidity requirements relate to servicing our debt, funding our conversion projects, funding investment in the development of our project portfolio, funding working capital requirements, payment of dividends and share repurchases and maintaining cash reserves to satisfy certain of our borrowing covenants (including cash collateral requirements in respect of certain of our derivatives and as security for the provision of letters of credit) and to offset fluctuations in operating cash flows.

Our funding and treasury activities are conducted in accordance with our established corporate policies to maximize investment returns while maintaining appropriate liquidity for our working capital requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, Euros, GBP, Central African Francs (“XAF”), Singapore Dollars, and Brazilian Real (“BRL”). We have used derivative instruments for interest rate, foreign currency and commodity risk management purposes.

Our short-term liquidity needs primarily relate to debt servicing, dividend payments, working capital, potential investments, and capital commitments for the MKII FLNG and the FLNG Hilli pre-redeployment refurbishment projects. We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months from the date of issuance of the financial statements.

As of December 31, 2025, we had cash and cash equivalents (including short-term deposits and restricted cash) of $1,215.4 million, of which $64.2 million is restricted cash. Restricted cash primarily comprised $38.4 million maintained in a debt service reserve account for the duration of the $1.2 billion Gimi facility, $13.3 million in respect of the LNG Hrvatska O&M Agreement (subsequently released in January 2026), $11.4 million cash belonging to the lessor VIE that we are required to consolidate under US GAAP, and $1.1 million relating to office leases. Refer to note 13 “Restricted Cash and Short-term Deposits” of our consolidated financial statements included herein for additional details.

Since December 31, 2025, significant transactions impacting our cash flows include:

Receipts of:
•$3.1 million relating to the sale of our 2.69% shareholding in OLT Offshore LNG Toscana S.p.A which was fully impaired in year ended December 31, 2019;

Payments of:
•$102.3 million of additions to the asset under development, the MKII FLNG;
•$17.0 million of capital expenditure on the FLNG Hilli redeployment, comprised of engineering services and long lead items;
•$49.2 million of scheduled loan and interest repayments, including receipts under interest rate hedging agreements;
•$25.4 million relating to the quarterly dividend
•$15.4 million capital contribution for our equity interest in SESA;
•$4.7 million distribution to First FLNG Holdings in respect of their shareholding in FLNG Gimi; and
•$2.6 million relating to drawdown under the shareholder loan provided to SESA.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding future investments and our conversion projects and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing debt arrangements, and public and private debt or equity offerings.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the years indicated:

	December 31,
(in thousands of $)	2025	2024
Net cash provided by operating activities	470,929	318,241
Net cash used in investing activities	(813,197)	(416,981)
Net cash provided by financing activities	841,103	43,852
Net increase/(decrease) in cash and cash equivalents, restricted cash, short-term deposits	498,835	(54,888)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the year	716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the year	1,215,417	716,582

Operating activities

Our primary source of cash is generated from the operations of FLNG Hilli and FLNG Gimi. We also generate cash flows from vessel management services and FSRU O&M contracts. Cash used in operating activities primarily relates to crew expenses, repairs and maintenance, spares, stores and consumables, and insurance. Additional operating cash outflows include employee compensation and benefits, audit and accounting fees, legal expenses, general corporate overhead, and project development costs for both existing and prospective FLNG business growth initiatives.

Net cash provided by operating activities increased by $152.7 million in 2025 compared to 2024. This increase was principally driven by a $61.9 million net increase in pre-COD cash flows from FLNG Gimi, reflecting $126.4 million of receipts from bp in 2025 compared to net receipts of $64.5 million in 2024 (comprising $99.5 million of pre-COD receipts from bp partially offset by $35.0 million in liquidated damages we paid bp). The increase further reflects cash receipts from FLNG Gimi’s operating revenues following the commencement of operations in June 2025. These positive contributions were partially offset by lower realized gains on oil and gas derivative instruments for FLNG Hilli compared to 2024, primarily due to the maturity of TTF swaps on December 31, 2024, with no new swaps entered into thereafter.

Investing activities

Cash used in investing activities primarily reflects expenditures related to FLNG conversion projects, loans to related parties, and the acquisition of investments. Conversely, cash provided by investing activities is mainly comprised of proceeds from equity subscriptions, disposals of equity method investments and long-lived assets, as well as repayments of loans by related parties.

Net cash used in investing activities increased by $396.2 million in 2025 compared to 2024, primarily driven by higher capital expenditures of $506.9 million related to our FLNG projects, including the FLNG Gimi conversion prior to COD in June 2025, the MKII FLNG conversion, and the redeployment of FLNG Hilli refurbishment project. We also contributed $30.1 million to our equity method investment in SESA. These increases were partially offset by lower vessel acquisition spend, as $62.2 million was incurred in 2024 to acquire Fuji LNG as the donor vessel for the MKII conversion, with no comparable expenditure in 2025. In addition, we received $63.1 million in proceeds from the disposal of our investment in Avenir and the Golar Arctic in 2025 and $24.2 million lower proceeds from the non-controlling interest’s equity subscription in Gimi MS Corporation following the recent COD of FLNG Gimi.

Financing activities

Cash provided by financing activities primarily consists of proceeds from short-term and long-term debt issuances. Conversely, cash used in financing activities mainly reflects repayments of debt, dividend payments, financing costs, and repurchases of our common shares.

Net cash provided by financing activities increased by $797.3 million in 2025 compared to 2024, primarily driven by higher net proceeds from debt financing transactions during the year. In 2025, we generated $1,058 million in net proceeds from new debt issuances, including the 2025 Convertible Bonds, the 2025 Senior Unsecured Notes, and the $1.2 billion new Gimi debt facility, after giving effect to scheduled debt repayments, repayment of the outstanding principal balance under the refinanced $700 million Gimi debt facility, and financing costs paid.

The higher cash inflows in 2025 were partially offset by a $190.5 million increase in dividends paid to both Golar shareholders and the Gimi MS Corporation non-controlling interest, a $129.9 million increase in opportunistic repurchases of our common shares pursuant to our share buyback program, and $59.9 million lower cash outflows related to the acquisition of the non-controlling interests in Hilli LLC, which occurred in 2024 with no comparable transaction in 2025.

Please refer to Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on March 27, 2025, Item 5 Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Cash Flows, for the management discussion and analysis of the operating results for 2024 compared to 2023.

Borrowing Activities

As of December 31, 2025, we were in compliance with all our covenants under our various loan agreements.

See note 19 “Debt” in our consolidated financial statements included herein for additional information on our borrowing activities.

Derivatives

During the year ended December 31, 2025, we use financial instruments to reduce the risk associated with fluctuations in interest rates.

In November 2025, we entered into new interest rate swap agreements to hedge $600 million of the $1.2 billion floating rate debt at a rate of SOFR plus 3.43%.

See note 25 “Financial Instruments” in our consolidated financial statements included herein for additional information.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2025:

(in millions of $)	Total Obligation	Due in 2026	Due in 2027 – 2028	Due in 2029 – 2030	Due Thereafter
Financing
Gross Golar long-term and short-term debt(1)	2,575.0	75.0	150.0	1,525.0	825.0
Lessor VIE's sale and leaseback obligations(1)	230.0	230.0	—	—	—
Interest commitments on long-term debt and other interest rate swaps(2)	772.5	157.6	278.7	240.8	95.4
Capital expenditure commitments(3)
FLNG Gimi	9.6	9.6	—	—	—
MKII FLNG	1,183.5	416.8	600.4	166.3	—
FLNG Hilli redeployment	319.0	184.3	134.7	—	—
SESA capital contributions	66.6	53.2	13.4	—	—
Total	5,156.2	1,126.5	1,177.2	1,932.1	920.4
(1)The obligations under long-term and short-term debt above are presented gross of deferred financing costs and exclude accrued interest. Refer to note 19 of our audited consolidated financial statements included herein for additional information.
(2)Our interest commitment on our long-term debt is calculated based on assumed SOFR rates of between 3.11% to 4.08% and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.
(3)This excludes our outstanding committed funding to Macaw Energies amounting to $1.0 million.

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

E.      Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Our significant accounting policies are summarized in note 2 to the consolidated financial statements included herein. The estimates discussed below involve a significant degree of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of our operations.

Valuation of FLNG Gimi and sales-type lease accounting of the LOA

Description: The accounting for the LOA for FLNG Gimi represents a critical accounting estimate due to the magnitude of the asset, the 20-year contract term, the complexity of the contractual pricing structure, and the limited availability of observable market data for comparable FLNG transactions.

We determined that the LOA contains both lease and non-lease components. The lease component conveys to the customer the right to control the use of the identified FLNG asset over the contract term, while the non-lease components primarily relate to O&M services. Upon COD on June 12, 2025, we derecognized the $1,823.7 million (note 16) carrying value of FLNG Gimi previously recorded as an asset under development and recognized a net investment in a sales-type lease of $1,767.5 million, together with a gain of $30.0 million.

Judgments and estimates: The accounting required significant judgment in:

•concluding that the arrangement contains a lease and determining lease classification;
•identifying and separating lease and non-lease components;
•allocating total consideration between lease and non-lease components based on relative standalone selling prices;
•determining the fair value of the underlying asset at lease commencement;
•determining the rate implicit in the lease; and
•estimating the fair value of the unguaranteed residual value at the end of the 20-year lease term.

Lease classification required assessing whether the present value of lease payments, together with the estimated residual value, represents substantially all of the fair value of the underlying asset and whether the lease term represents a major part of the asset’s remaining economic life.

The fair value of FLNG Gimi at lease commencement was estimated at approximately $1,854 million. Given the absence of an active market for comparable FLNG vessels, fair value was determined using a cost-based valuation methodology reflecting the specialized and long-lived nature of the asset. This approach incorporates construction and conversion costs, estimates of economic useful life, and assumptions a market participant would make regarding required returns and potential asset obsolescence. Because these assumptions are not directly observable and require significant judgment, changes in these inputs could materially affect the estimated fair value and the related gain recognized at lease commencement.

Management allocated consideration between lease and non-lease components based on an estimate of their relative standalone selling prices at lease commencement. Observable standalone selling prices for comparable FLNG arrangements are limited; therefore, the allocation required the use of valuation methodologies and significant judgment. Changes in the allocation of consideration could affect the amount attributed to the lease component and the gain recognized at commencement.

The estimate of the unguaranteed residual value at the end of the 20-year lease term required significant judgment due to the long-term nature of the arrangement and the limited availability of observable market data for comparable assets. In developing this estimate, management considered expected future market conditions, remaining economic useful life, and the anticipated condition and marketability of the asset at the end of the lease term. Changes in these assumptions could materially affect the residual value estimate and lease classification.

Effect if actual results differ from assumptions: The initial measurement of the net investment in the lease and the gain recognized at commencement are sensitive to assumptions regarding lease cash flows, the fair value of the underlying asset, the allocation of consideration between lease and non-lease components, the rate implicit in the lease, and the estimated residual value. Material changes in these assumptions could affect:

•lease classification;
•the amount of gain recognized at commencement;
•the carrying amount of the net investment in the lease; and
•the timing and amount of interest income recognized over the lease term.

Accordingly, changes in underlying assumptions could materially impact our results of operations and financial position in future periods.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 “Recently Issued Accounting Standards”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	63	Chairman of our Board, Director and Nomination Committee member
Benoît de la Fouchardière	53	Director and Compensation Committee member
Carl Steen	75	Director, Compensation Committee Chairperson, Nomination Committee member and Audit Committee member
Daniel Rabun	71	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Lori Wheeler Naess	55	Director and Audit Committee Chairperson
Mi Hong Yoon	55	Director and Company Secretary
Niels Stolt-Nielsen	61	Director and Compensation Committee member
Stephen Schaefer	62	Director

Tor Olav Trøim has served as a director of the Company since September 2011 and was appointed as the Chairman of the Board in September 2017. Mr. Trøim is the founder and sole shareholder of Magni Partners. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries serving in various positions. Before founding Magni Partners in 2014, he served as a director of Seatankers Management Co. Ltd., from 1995 to September 2014 and was the Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. During his tenure with Seatankers, Mr. Troim also held executive positions in affiliated companies. This included serving as CEO of Seadrill Ltd., Frontline Ltd., and Ship Finance Ltd. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. His other directorships and management positions include Magni Partners (Bermuda) Limited (Founding Partner), Stolt-Nielsen Limited (Director), Magni Sports AS (Director) and Borr Drilling Limited (Director).

Benoît de la Fouchardière was appointed as a director of Golar in May 2025. He served as Chief Executive Officer of Dixstone, a Netherlands-based shipyard and engineering services affiliate of the Perenco Group until September 30, 2025. Prior to his role at Dixstone, Mr. de la Fouchardière held various senior leadership positions within the Perenco Group, a leading independent European oil and gas company and a current shareholder and customer of the Company. He served as CEO of Perenco from 2016 to March 2024, following nearly two decades in operational roles across major oil basins worldwide. Mr. de la Fouchardière currently holds non-executive director roles within the Perenco Group and serves as a Board Member of the African Energy Chamber. He holds engineering degrees from Grenoble Institute of Technology – École Nationale Supérieure de l’Énergie, l’Eau et l’Environnement (Ense³) and IFP School (Institut Français du Pétrole) in France.

Carl Steen was appointed to the Board of Directors in February 2015. He currently serves as Chair of the Compensation Committee and is also a member of both the Audit and Nomination Committees. Mr. Steen previously served as a director of Golar LNG Partners LP from August 2012 until its merger with New Fortress Energy. His career includes senior leadership positions across several high-profile companies, including in his role as Head of the Shipping, Oil Services & International Division at Nordea Bank, from January 2001 to February 2011. Mr. Steen holds directorship positions in various Norwegian and international companies, including Himalaya Shipping Ltd, Wilh Wilhelmsen Holding ASA (Chairman), Bartel O. Steen Holding AS and CMB Tech NV. Mr. Steen holds a Master of Science in Industrial and Management Engineering from ETH Zurich, Switzerland.

Daniel Rabun served as Chairman of our Board from 2015 to 2017 and has served as a non-executive Director since 2017. Mr. Rabun also serves on our Audit Committee, Compensation Committee and Nomination Committee (Chair). Mr. Rabun joined Ensco plc in March 2006 as President and as a member of the Board of Directors. He was appointed to serve as Ensco plc’s Chief Executive Officer in January 2007 and was elected Chairman of the Board of Directors in May 2007. Mr. Rabun retired from Ensco plc as President and Chief Executive Officer in May 2014 and as Chairman in May 2015. Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. He served as a non-executive Chairman and director of ChampionX Corporation from 2018 until its sale to SLB in July 2025. He also served as a non-executive director of APA Corporation (formerly known as Apache Corporation) from May 2015 to May 2024, where he was a member of the Corporate Responsibility, Governance and Nominating Committee and the Audit Committee. He has been a U.S. Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University. Mr. Rabun has served as a non-executive Director and a member of the Compensation Committee of Borr Drilling Limited since 2023 and appointed Lead Independent Director in September 2025. Since October 2024, he has also served as non-executive Chairman of HMH Holding Inc.

Lori Wheeler Naess has served as a non-executive director and Audit Committee Chairperson since 2016 and is also a Chairperson of Golar’s Safety, Environment and Ethics Committee. Ms. Naess is a VP of Financial Accounting at Cognite Holding AS, serves on the Board, Corporate Governance Committee, Nominating Committee, and Audit Committee of Opera Limited, a U.S.-listed company. Since 2024, she has served as a non-executive board member and Audit Committee Chairperson of 2020 Bulkers Ltd. Ms. Naess was a director at PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012, she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to that she held various roles within PricewaterhouseCoopers in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant (inactive).

Mi Hong Yoon has served as a Director since May 2025 and as our Company Secretary since March 2022. Ms. Yoon has also served as Managing Director of Golar Management (Bermuda) Limited since March 2022. Prior to this role, Ms. Yoon was the Chief Legal, Regulatory and Compliance Officer at Digicel from March 2019 to February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She brings extensive international legal and regulatory, corporate governance and compliance experience. Ms. Yoon holds a Bachelor of Laws (LLB) from the University of New South Wales and a Master of Laws (LLM) in International Economic Law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held various director and company secretary positions, including Cool Company Ltd. Her current directorships and management roles include serving as Director and Company Secretary of Borr Drilling Limited, Himalaya Shipping Ltd, and Bruton Limited, and serving as Company Secretary of 2020 Bulkers Ltd.

Niels Stolt-Nielsen has served as a director since September 2015 and serves on the Compensation Committee. He is also the Chairman of Stolt-Nielsen Limited, which includes world-leading business in global bulk-liquid and chemical logistics, an innovative business in land-based aquaculture and a number of LNG joint ventures and investments. He brings with him extensive shipping, logistical and strategic leadership experience.

Stephen Schaefer was appointed as a director in August 2025. Mr. Schaefer brings extensive experience in the natural gas and electricity markets, having been actively involved in the sector since 1993. Mr. Schaefer currently serves as Chairman of the Board of Talen Energy Corporation, as a member of the Board of Directors for GenOn Energy and as a Senior Advisor of EverGen Power LLC. His previous roles include Chairman of GenOn Energy and Texgen Power LLC and as a member of the Board of Directors for Homer City Holdings LLC, Element Markets LLC, Just Energy and Alpine Summit Energy Partners. Prior to retiring in 2015, he was a Partner with Riverstone Holdings, a private equity firm focused on energy investing. Previously, Mr. Schaefer was a Managing Director with Huron Consulting Group, where he founded and headed its Energy Practice. From 1998 to 2003 Mr. Schaefer was Managing Director and Vice President of Duke Energy North America, responsible for mergers and acquisitions. Mr. Schaefer is a Chartered Financial Analyst and holds a B.S., magna cum laude, in Finance and Accounting from Northeastern University.

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report:

Name	Age	Position
Karl Fredrik Staubo	39	Chief Executive Officer – Golar Management AS
Eduardo Maranhão	42	Chief Financial Officer – Golar Management Ltd
Ragnar Nes	58	Chief Operating Officer – Golar Management AS
Morten Skjong	40	Chief Technical Officer – Golar Management AS
Federico Petersen	56	Chief Commercial Officer – Golar Management Ltd
Dexter Chan	45	Chief Accounting Officer – Golar Management Ltd

Karl Fredrik Staubo was appointed Chief Executive Officer in May 2021. Prior to this role he served as the Company's Chief Financial Officer from September 2020 and as Chief Executive Officer of Golar LNG Partners LP from May 2020 to April 2021. Before joining Golar, Mr. Staubo spent 10 years advising and investing in Shipping, Energy and Infrastructure companies through his roles at Magni Partners Ltd. (2018-2020) and Clarksons Platou Securities (2010-2018). During his time with Magni Partners, Mr. Staubo also worked as an advisor to the Golar Group. At Clarksons Platou Securities he worked in the Corporate Finance division, including serving as Head of Shipping, Investment Banking from 2015 to 2018. He has an MA (Business Studies and Economics) from the University of Edinburgh.

Eduardo Maranhão has served as Chief Financial Officer since May 2021. Prior to assuming this position Mr Maranhão served as CFO of former affiliate company Hygo Energy Transition Ltd. He has also held senior leadership positions including served as both CEO and as a director of Centrais Electricas de Sergipe S.A, and as a partner at Magni Partners. Mr. Maranhão brings extensive experience in international energy projects and infrastructure financing having worked at different financial institutions including Lakeshore Partners, Santander, Credit Agricole, Banco Votorantim and Citibank. He holds a Bachelor of Business Administration from Universidade de Pernambuco in Brazil and has completed a Management Acceleration Programme at INSEAD in France.

Ragnar Nes joined Golar in November 2017 and was appointed Chief Operating Officer (COO) in April 2022 after having served as Head of FLNG since March 2018. Before joining Golar, Mr. Nes served as Operations Manager and Asset Manager for FPSO in Fred Olsen, Yinson and BW Offshore for 10 years. Prior to joining offshore oil and gas, Mr. Nes held various positions in ship management for Odfjell and Wilhelmsen. Mr. Nes has also worked with DNV and started his career at sea as an electrician onboard submarines in the Royal Norwegian Navy. He has an MSc degree in Electrical Engineering from the Norwegian University of Science and Technology (NTNU) in Trondheim.

Morten Skjong was appointed Chief Technical Officer in December 2024. He has held various roles since he joined Golar in 2016, most recently serving as Project Manager for the MK II FLNG project. For several years he has also managed front end business development opportunities and was part of the project management team of the FLNG Gimi project. Mr. Skjong joined Golar from Safetec Nordic AS, where he advised to energy companies on safety and risk management frameworks, and process safety. He holds an MSc degree in Industrial Mathematics from the Norwegian University of Science Technology in Trondheim, Norway.

Federico Petersen joined Golar as Chief Commercial Officer on April 2024. Prior to this, he was a member of the Executive Management Team of VTTI, one of the largest liquid bulk storage operators worldwide, where he served as Global Head of Business Development. Before that, Mr. Petersen spent 18 years in senior M&A and Business Development positions at Schlumberger, Equinor, BG Group and Wintershall, where he led, originated and executed asset and corporate transactions in the global energy sector including upstream, storage, LNG and, power generation businesses. He began his career as an actuary with PwC in Argentina. Mr. Petersen holds a BSc Actuarial Science from Universidad de Buenos Aires and an MBA from London Business School.

Dexter Chan has served as Chief Accounting Officer since July 2022. Prior to his appointment, Mr. Chan held various accounting positions at Golar LNG Limited and Golar LNG Partners LP between 2015 and 2022. Before joining Golar, he served in a financial strategy role at BBDO EMEA Limited from 2012 to 2015, and was a member of the Audit and Assurance Services teams at Ernst & Young LLP from 2005 to 2012 and KPMG Philippines from 2002 to 2005. Mr. Chan is a Certified Public Accountant and holds a Bachelor of Science in Accountancy from the University of San Carlos, in the Philippines.

B.      Compensation

For the year ended December 31, 2025, we paid our directors and executive officers aggregate cash compensation (including bonus) of $5.6 million and an aggregate amount of $0.2 million for pension and retirement benefits. During the year ended December 31, 2025, we awarded our executive officers 28,137 restricted stock units which vest in equal increments over three years from respective award date or grant date. We also awarded our directors 23,412 fully vested stock awards during the year ended December 31, 2025. For a description of our share based payment plan please refer to the section of this item entitled
“E. Share Ownership - Share Based Payment Plan” below.

We recognized $8.3 million share based compensation expense issued to certain of our directors and executive officers. See note 24 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

C.      Board Practices

Our directors do not have service contracts with us and do not receive any benefits upon termination of their directorships. Our board of directors established an Audit Committee in July 2005, which is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors and oversees our management assessment of internal controls and procedures, as more fully set forth in its written charter, which has been adopted by the board. Our Audit Committee consists of three independent directors, Lori Wheeler Naess, Daniel Rabun and Carl Steen, in compliance with SEC Rule 10A-3. In addition, the board of directors also has a Compensation Committee and a Nomination Committee, details of which are further described in “Item 16G. Corporate Governance”.

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

D.      Employees

As of December 31, 2025, we employed approximately 220 employees and consultants situated in Bermuda, Croatia, UK, Norway, Brazil, offshore Cameroon, and offshore Mauritania and Senegal. In addition, approximately 80 consultants were situated at the CIMC’s shipyard in China in connection with the MKII conversion. As of December 31, 2025, we also employed approximately 280 seafaring employees for the vessels that we own.

As of December 31, 2024 and 2023, we employed approximately 200 employees and consultants in similar locations and approximately 274 and 270 seafaring employees, respectively.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of March 16, 2026. Also shown are their interests in our various share based payment schemes. The subscription price for the share options granted under the scheme will normally be reduced by the amount of all dividends declared by us in the period from the grant date until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Share Options			Restricted Stock Units
	Number of shares	%	Number of options	Exercise price	Expiry date	Number of RSUs (unvested)	Vesting Date
Tor Olav Trøim	3,097,687	3.05%	—	N/A	N/A	N/A	N/A

Benoît de la Fouchardière	*	*	—	N/A	N/A	N/A	N/A

Carl Steen	*	*	—	N/A	N/A	N/A	N/A

Daniel Rabun	*	*	—	N/A	N/A	N/A	N/A

Lori Wheeler Naess	*	*	—	N/A	N/A	N/A	N/A

Mi Hong Yoon	*	*	—	N/A	N/A	1,503	March-27
						909	March-28
						424	March-29

Niels Stolt-Nielsen	2,741,470	2.70%	—	N/A	N/A	N/A	N/A

Stephen Schaefer	*	*	—	N/A	N/A	N/A	N/A

Karl Fredrik Staubo	*	*	200,000	$18.70	March 10, 2027	17,885	March-27
			450,000	$32.50	November 15, 2030	9,084	March-28
			50,000	$38.60	January 20, 2031	5,031	March-29

Eduardo Maranhão	*	*	200,000	$32.50	November 15, 2030	9,225	March-27
			35,000	$38.60	January 20, 2031	4,901	March-28
						2,374	March-29

Ragnar Nes	*	*	33,333	$32.50	November 15, 2030	2,270	March-27
			35,000	$38.60	January 20, 2031	1,262	March-28
						705	March-29

Morten Skjong	*	*	60,000	$32.50	November 15, 2030	2,463	March-27

Director or Officer	Beneficial Ownership in Common Shares		Share Options			Restricted Stock Units
	Number of shares	%	Number of options	Exercise price	Expiry date	Number of RSUs (unvested)	Vesting Date
			35,000	$38.60	January 20, 2031	1,226	March-28
						705	March-29

Federico Petersen	*	*	50,000	$22.13	April 01, 2028	540	March-27
			50,000	$32.50	November 15, 2030	540	March-28

Dexter Chan	*	*	30,000	$32.50	November 15, 2030	2,454	March-27
			20,000	$38.60	January 20, 2031	1,444	March-28
						751	March-29
* Less than 1%.
(1) Included within this balance are 3,050,000 common shares which are owned by Drew Holdings Limited, a company controlled by Tor Olav Trøim.
(2) Included within this balance are 2,672,695 common shares which are owned by Stolt-Nielsen Ltd, a company associated to Niels Stolt-Nielsen.
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

As of March 16, 2026, 1.6 million of our authorized and unissued common shares were reserved for issuance as grants under our LTIP. For further detail on share options and restricted stock units please see note 24 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

The following table presents certain information as of March 16, 2026 regarding the beneficial ownership of our common shares with respect to shareholders that, to the best of our knowledge, beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares
Owner	Number	Percent(3)
Naria Inc (1)	10,284,166	10.12%
Rubric Capital Management LP (2)	8,975,149	8.83%

(1) Information derived from Schedule 13D of Naria Inc filed with the Commission on August 15, 2025.
(2) Information derived from Schedule 13G of Rubric Capital Management LP filed with the Commission on May 14, 2025.
(3) Based on a total of 101,589,268 issued and outstanding common shares as of March 16, 2026.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of our issued and outstanding common shares. In 2025, Millennium Management LLC and Morgan Stanley reduced their holdings by approximately 5.20% and 5.14%, respectively, resulting in ownership of approximately 0.1% and 2.5% of our outstanding common shares. We are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change of control.

As of March 16, 2026, we had five common shareholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 101,584,514 common shares, representing 99.99% of our outstanding common shares. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

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

The related party transactions that we were party to between January 1, 2025 and December 31, 2025 are described in note 26 “Related Party Transactions” of our consolidated financial statements included herein.

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

During the year ended December 31, 2025, our board of directors declared quarterly dividends in February 2025, May 2025, August 2025 and November 2025 of an aggregate amount of $103.3 million.

B.      Significant Changes

Significant changes since the date of our consolidated financial statements are discussed on Item 5. “Operating and Financial Review and Prospects” and further disclosed in note 28 “Subsequent Events” of our consolidated financial statements included herein.

ITEM 9.  THE OFFER AND LISTING

A.      Offer and listing details

Not applicable.

C.      Markets

Our common shares have traded on the Nasdaq since December 12, 2002, under the symbol “GLNG”.

In March 2025, we listed our 2024 Unsecured Bonds on the Oslo Børs, trading under the International Securities Identification Number NO0013331223.

In November 2025, we listed our $500.0 million Senior Unsecured Notes on The International Stock Exchange (“TISE”), trading under ISIN US38046YAE14 (Rule 144A) and ISIN USG4023LAD31 (Regulation S).

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

At our 2013 Annual General Meeting, our shareholders voted to amend our Bye-laws to ensure conformity with revisions to the Bermuda Companies Act of 1981, as amended. We adopted these amended Bye-laws of the Company on September 20, 2013, and they were filed with the Commission on July 1, 2014 as Exhibit 3.1, and are hereby incorporated by reference into this Annual Report (Exhibit 1.2).

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

Directors. The Companies Act provides that the directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders, at a meeting where more than two shareholders are present in person or by proxy and entitled to vote (whatever the number of shares held by them). There are no provisions for cumulative voting in the Companies Act or the Bye-laws, and the Company’s Bye-laws do not contain any super-majority voting requirements for general shareholder voting or director elections, although the Amended Bye-Laws require a seventy-five percent vote to vary class rights and two-thirds majority (i.e., an ‘Extraordinary Resolution’) for certain other matters. The appointment and removal of directors is covered by Bye-laws 86, 87 and 88.

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

Under the Company’s Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of eight directors. The quorum necessary for the transaction of business of the board may be fixed by the board and shall constitute a majority of the board, provided that a majority of directors present are neither resident or physically located in the United Kingdom or in a Combating the Financing of Terrorism Jurisdiction. The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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
4.Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
5.Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.
6.Amendment Agreement to Common Terms dated 5 July 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
7.Supplemental Agreement to Amendment to Common Terms dated September 18, 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
8. 2017 Long-Term Incentive Plan dated October 24, 2017.
9.First amendment to the Long-Term Incentive Plan dated August 13, 2024.
10.Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
11.First Amendment to Liquefaction Tolling Agreement, dated November 15, 2019, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
12.Second Amendment to Liquefaction Tolling Agreement, dated March 23, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
13.Third Amendment to Liquefaction Tolling Agreement, dated July 22, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
14.Fourth Amendment to Liquefaction Tolling Agreement dated April 20, 2023, by and between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
15.Amendment Agreement, dated March 23, 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company.
16.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018.
17.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated as of April 15, 2021, by and among Golar LNG Limited, Golar Partners Operating LLC, KSI Investments Pte. Ltd. and Black & Veatch International Corporation.

18.Lease and Operate Agreement, dated February 26, 2019, by and between Gimi MS Corporation and BP Mauritania Investments Limited.
19.Amended and Restated Deed relating to the Lease and Operate Agreement dated February 26, 2019, by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Offshore & Marine Limited, BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated September 3, 2021.
20.Amended Deed relating to the Lease and Operate Agreement dated February 26, 2019 as amended and restated on September 3, 2021, by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Management Ltd., BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated August 3, 2024.
21.$700 million facility agreement dated October 24, 2019, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
22.First supplemental agreement to $700 million facility dated January 19, 2021, by and among Gimi MS Corporation, Golar LNG Limited, Gimi Holding Company Limited and ING Bank N.V.
23.Second supplemental agreement to $700 million facility agreement dated March 2, 2021, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
24.Third supplemental agreement to $700 million facility agreement dated February 17, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
25.Amendment to $700 million facility agreement dated July 7, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
26.Omnibus Agreement (Hygo), dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited party thereto and New Fortress Energy Inc.
27.$300 million unsecured Norwegian Bond dated March 11, 2022, by and between Golar LNG Limited, DNB Bank ASA, Danske Bank A/S, Pareto Securities AS and Nordea Bank Abp.
28.Amendment to $300 million unsecured Norwegian Bond dated May 25, 2023, by and between Golar LNG Limited and Nordic Trustee AS.
29.$500 million unsecured Norwegian Bond dated March 13, 2025, by and between Golar LNG Limited, DNB Bank ASA, Pareto Securities AS, Clarksons Securities AS and Fearnley Securities AS.
30.Share purchase agreement dated June 30, 2022 by and between Golar Management (Bermuda) Limited and Cool Company Ltd.
31.Share purchase agreement dated May 31, 2022 by and between Golar LNG Limited and Asset Company 11 S.R.L.
32.MK II EPC Conversion Contract dated September 17, 2024 by and between Golar MK II Corporation and Yantai CIMC Raffles Offshore Ltd.
33.FLNG Bareboat Charter Agreement dated July 4, 2024 by and between Golar Hilli Corporation and Southern Energy S.A.
34.First addendum to FLNG Bareboat Charter Agreement dated September 6, 2024 by and between Golar Hilli Corporation and Southern Energy S.A.
35.Second addendum to FLNG Bareboat Charter Agreement dated December 31, 2024 by and between Golar Hilli Corporation and Southern Energy S.A.
36.Third addendum to FLNG Bareboat Charter Agreement dated January 15, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
37.Fourth addendum to FLNG Bareboat Charter Agreement dated January 15, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
38.Fifth addendum to FLNG Bareboat Charter Agreement dated February 14, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
39.Sixth addendum to FLNG Bareboat Charter Agreement dated May 1, 2025 by and between Golar Hilli Corporation and Southern Energy S.A. and as amended on May 14, 2025 and May 23, 2025.
40.Addendum to the sixth addendum to FLNG Bareboat Charter Agreement dated September 14, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
41.Seventh addendum to FLNG Bareboat Charter Agreement dated May 1, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
42.FLNG Bareboat Charter Agreement dated May 1, 2025 by and between Golar MK II Corporation and Southern Energy S.A.
43.First addendum to FLNG Bareboat Charter Agreement dated August 6, 2025 by and between Golar MK II Corporation and Southern Energy S.A.
44.$575 million Indenture, dated June 30, 2025, between Golar LNG Limited and Citibank, N.A. as Trustee.
45.$500 million Indenture, dated October 2, 2025, between Golar LNG Limited and Citibank, N.A., London Branch as Trustee.

46.$1.2 billion facility agreement dated November 5, 2025, by and between Gimi MS Corporation, ABN AMRO Bank N.V., Oslo Branch NUF, Citibank, N.A., London Branch, DNB (UK) Ltd., Goldman Sachs Bank USA and Standard Chartered Bank (Singapore) Limited.

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

D.      Exchange Controls

The Bermuda Monetary Authority (the “BMA”), must give permission for all issuances and transfers of securities of a Bermuda exempted company, unless the proposed transaction is exempted by the BMA’s written general permissions, pursuant to the provision of the Exchange Control Act 1972 and related regulations. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on approved stock exchanges such as Nasdaq. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

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

E.      Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to a U.S. Holder, as defined below, of our common shares. This discussion does not purport to deal with the tax consequences of owning our common shares applicable to all categories of investors, some of which (such as banks, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt or governmental organizations, tax-qualified retirement plans, insurance companies, persons holding our common shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction, traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes, persons liable for alternative minimum tax, entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holder of interests therein, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons deemed to sell our common shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the "Code"), persons that acquired our common shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement,” persons subject to the “base-erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more (by vote or value) of our shares of common shares) may be subject to special rules. This discussion addresses U.S. Holders who hold our common shares as a capital asset (generally, property held for investment). You are encouraged to consult with, and rely solely upon, your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law with respect to the ownership of our common shares. This summary is based on the provisions of the Code, U.S. Treasury Department regulations promulgated thereunder (“Treasury Regulations”), administrative rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the U.S. IRS with respect to the statements made and the positions and conclusions described in the following summary. There can be no assurance that the U.S. IRS or a court will agree with any of such statements, positions, or conclusions.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of (i) any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary’s stock and (ii) any partnership in which we either own 25% or more of the equity interests (by value) or satisfy an “active partner” test and do not elect out of “look through” treatment for the partnership. To date, we and our subsidiaries have derived most of our income from the LTA for FLNG Hilli and the LOA for FLNG Gimi, as well as time and voyage charters for our legacy shipping operations. We believe this income should be treated as services income, and not as “passive income” for PFIC purposes. While there is substantial legal authority supporting our conclusions, including U.S. IRS pronouncements concerning the characterization of income derived from time charters as services income, there is also authority that characterizes such time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we were not a PFIC with respect to our 2025 taxable year or any prior taxable year. However, the U.S. IRS or a court could disagree with our position. Because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because there is no controlling authority for determining whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for the current year or any future taxable year.

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

Bermuda Taxation

The following is a discussion of certain Bermuda tax considerations. On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”), which became effective on January 1, 2025. Entities subject to tax under the CIT Act are Bermuda resident entities and Bermuda permanent establishments that are constituent parts of multinational groups. A multinational group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR 750 million (approximately $880 million as of December 31, 2025) for two out of the last four fiscal years. If Bermuda resident entities and Bermuda permanent establishments that are constituent parts of a multinational group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax on their net taxable income, as determined in accordance with and subject to the adjustments set out in the CIT Act (including adjustments in respect of foreign tax credits applicable to the Bermuda resident entities and Bermuda permanent establishments). Based on a number of operational, economic and regulatory assumptions with respect to the current year, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in our 2025 fiscal year or in our 2026 fiscal year.

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

A discussion of our accounting policies for derivative financial instruments is included in note 2 “Basis of Preparation and Significant Accounting Policies” of our consolidated financial statements included herein. Further information on our exposure to various market risks arising on our financial instruments is included in note 25 “Financial Instruments” of our consolidated financial statements included herein. The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk, interest rate risk and commodity price risk. There are certain shortcomings inherent in the sensitivity analysis presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

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

As of December 31, 2025, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $600.0 million, representing approximately 48.6% of our floating rate loans. The principal of our floating rate loans outstanding as of December 31, 2025 was $1.2 billion. Based on our floating rate debt at December 31, 2025, a one-percentage point increase in the floating interest rate would increase our interest expense by $6.0 million per annum.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. However, we periodically incur expenses in foreign currency exchange, including EUR, NOK, GBP, CNY, SGD, XAF and MRU, primarily related to our administrative expenses, operating expenses and capital expenditure projects. As of December 31, 2025, a 10% depreciation of the U.S. Dollar would have increased our U.S. Dollar-denominated capital expenditures and operating expenses by the following:

•Capital expenditures:
◦an increase of $3.6 million in capital expenditures related to our MKII FLNG conversion, denominated in CNY; and
◦an increase of $2.0 million and $1.0 million in capital expenditures related to the FLNG Hilli redeployment project, denominated in SGD and EUR, respectively.
•Operating expenses:
◦an increase of $3.1 million and $2.0 million in administrative expenses, denominated in NOK and GBP, respectively; and
◦an increase of $2.7 million and $0.9 million in seafaring officers’ remuneration, denominated in Euro and XAF, respectively.

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

Oil component: The realized gain/(loss) on oil derivative instrument represents the monthly billings above the FLNG Hilli base tolling fee of $60.00 per barrel over the annual contract term for 1.2 million tonnes of LNG. The unrealized gain/(loss) on oil derivative instrument is determined using the estimated discounted cash flows of payments due as a result of the oil price moving above the contractual floor of $60.00 per barrel over the remaining term of the LTA. We bear no downside risk to the movement of oil prices should the oil price move below $60.00. For the year ended December 31, 2025, a 10% reduction to the Brent linked crude oil price would have decreased our realized gain on FLNG Hilli’s oil derivative instrument for 2025 by $22.1 million.

Natural gas component: The realized gain/(loss) on gas derivative instrument represents the monthly billings above the contractual floor rate of $0.5652/MMBTu over the contract term for 0.2 million tonnes of LNG. The unrealized gain/(loss) on gas derivative instrument is determined using the estimated discounted cash flows of payments due as a result of the gas price moving above the contractual floor of $0.5652/MMBTu over the remaining term of the LTA. The tolling fee is linked to TTF and the Euro/USD foreign exchange movements. We bear no downside risk to the movement of natural gas prices should the TTF price move below $0.5652/MMBTu. For the year ended December 31, 2025, a 10% reduction to the TTF linked gas price and 10% depreciation of USD against the Euro exchange rates used, would have decreased our realized gain on FLNG Hilli’s gas derivative instrument for 2025 by $8.7 million.

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

Under the supervision of our Company’s Principal Executive Officer and Principal Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act of 1934, as of December 31, 2025. At the time our Annual Report on Form 20-F for the year ended December 31, 2025, was filed on March 26, 2026, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our published consolidated financial statements for external purposes in accordance with U.S. GAAP.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2025, our internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-4 of our consolidated financial statements.

(d)          Changes in internal control over financial reporting

During the period covered by this Annual Report, the Company implemented Microsoft Dynamics 365, decommissioned the legacy ShipNet system and transitioned certain reporting outputs to Power BI. These changes impacted elements of the Company’s internal control over financial reporting, particularly in relation to transaction processing, system-based controls, interfaces and management reporting. Management accordingly revised and implemented additional controls to address risks arising from the new systems environment, including controls over access, segregation of duties, data migration, interfaces, and report completeness and accuracy.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lori Wheeler Naess and Daniel Rabun each qualify as an Audit Committee financial experts and are independent, in accordance with Commission Rule 10a-3 pursuant to Section 10A of the Securities Exchange Act of 1934.

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

(in thousands of $)
Fiscal year ended December 31, 2025	$2,363
Fiscal year ended December 31, 2024	$1,773

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

(in thousands of $)
Fiscal year ended December 31, 2025	$52
Fiscal year ended December 31, 2024	$49

(c)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant, other than the services reported under “(a) Audit Fees” and “(b) Audit-Related Fees.” These amounts include fees associated with the issuance of comfort letters and related procedures performed in connection with our Senior Unsecured Notes and Convertible Bond debt offerings.

(in thousands of $)
Fiscal year ended December 31, 2025	$502
Fiscal year ended December 31, 2024	$—

(d)      Audit Committee’s Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2025 and 2024 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2025, our board of directors approved a share buyback program of up to $150 million of our common shares. During 2025, we repurchased an aggregate of 3.6 million shares for a cost of $144.1 million, all of which were cancelled, except for 18,470 of treasury shares remaining as of December 31, 2025. All repurchases were made in open market transactions.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan or program	Maximum value of shares (in $) that may yet be purchased under the plan or program
June 26, 2025 to June 30, 2025	2,500,000	$41.11	2,500,000	—
November 10, 2025 to November 14, 2025	677,517	$38.19	677,517	124,127,607
December 12, 2025 to December 29, 2025	415,993	$37.12	415,993	108,687,352
Total	3,593,510		3,593,510

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

We are exempt from many of the Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq’s corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of Nasdaq’s corporate governance requirements are as follows:

Independence of directors. We are exempt from certain Nasdaq requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Currently, five of the eight members of the board of directors, Daniel Rabun, Lori Wheeler Naess, Carl Steen, Niels Stolt-Nielsen, and Stephen Schaefer are independent according to Nasdaq's standards for independence. Our board of directors does not hold meetings at which only independent directors are present.

Audit Committee. Nasdaq requires, among other things, that a listed U.S. company have an audit committee consisting solely of at least three independent directors. We are exempt from certain Nasdaq requirements regarding our Audit Committee. Consistent with Bermuda law, the directors on our Audit Committee are not required to comply with certain of Nasdaq’s independence requirements for Audit Committee members, and our management is responsible for the proper and timely preparation of our annual reports, which are audited by independent auditors. However, the committee currently consists of three independent directors only, Lori Wheeler Naess, Daniel Rabun and Carl Steen, who also satisfy the requirements of SEC Rule 10A-3 and who can read and understand fundamental financial statements.

Compensation Committee. We are exempt from certain Nasdaq requirements regarding our Compensation Committee. Consistent with Bermuda law, our Compensation Committee may consist of members who are not independent directors. Three out of four members are independent directors, Carl Steen, Niels Stolt-Nielsen and Daniel Rabun. The primary responsibility of this committee is to review, approve and make recommendations to the board regarding compensation for directors and management.

Nomination Committee. We are exempt from certain Nasdaq requirements regarding our Nomination Committee. Consistent with Bermuda law, our Nomination Committee may consist of members who are not independent directors. Currently, two of the three committee members are independent directors, Carl Steen and Daniel Rabun. The primary responsibility of this committee is to select and recommend to the board, director and committee member candidates.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, board members, employees (full and part-time), and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. The Insider Trading Policy is included as Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established comprehensive cybersecurity risk procedures designed to identify, assess, manage, mitigate and respond to cybersecurity threats and related technological risks in a timely manner, including risks arising from the use or misuse of emerging technologies such as artificial intelligence. These procedures encompass vulnerability assessments, penetration testing, security audits, continuous monitoring activities, and annual security training which are intended to reduce the likelihood and potential impact of cybersecurity incidents while supporting compliance with applicable legal and regulatory requirements.

To further enhance our cybersecurity posture, we engage a third-party service provider to support us in identifying, assessing, managing, and mitigating risks associated with cybersecurity threats and incidents. We recognize that third-party service providers may introduce cybersecurity risks. Accordingly, we conduct risk-based due diligence prior to onboarding of third-party service providers.

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

Our Head of IT, with more than 20 years of experience in Information Technology (“IT”), leads our efforts to manage risks related to our IT processes. This role works with the Chief Operating Officer and external experts to manage risk related to our Operating Technology. This collaborative oversight is designed to create a robust approach to safeguarding our information systems against potential threats.

Governance

The Head of IT updates the Cybersecurity Steering Committee (“CSC”) when potential risks arising from cybersecurity threats and incidents are identified. The CSC includes key executives such as the Chief Financial Officer, Chief Accounting Officer, Head of Legal and Head of Investor Relations in addition to the Head of IT. The committee is responsible for assessing the materiality of cybersecurity risks and incidents. Significant cybersecurity risks identified by the CSC are communicated to the Audit Committee, and a comprehensive report is subsequently presented to the board of directors.

As of March 16, 2026, Golar and our service providers have experienced specific cybersecurity incidents, however, no material risks arising from these incidents have been identified, that have materially affected or are reasonably likely to materially affect Golar, our business strategy, results of operations or financial condition.

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
4.9**
First amendment to long term incentive plan, dated August 13, 2024, incorporated by reference to Exhibit 4.9 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

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

4.16**/+
Amended and Restated Deed relating to the Lease and Operate Agreement dated February 26, 2019 by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Offshore & Marine Limited, BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated September 3, 2021, incorporated by reference to Exhibit 4.18 to Golar LNG Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Number	Description of Exhibit
4.17**/++
Amended Deed relating to the Lease and Operate Agreement dated February 26, 2019 as amended and restated on September 3, 2021, by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Management Ltd., BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated August 3, 2024, incorporated by reference to Exhibit 4.17 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

4.18**
Omnibus Agreement dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc, incorporated by reference to Exhibit 4.23 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.19**
$500 million unsecured Norwegian Bond dated March 13, 2025, by and between Golar LNG Limited, DNB Bank ASA, Pareto Securities AS, Clarksons Securities AS and Fearnley Securities AS, incorporated by reference to Exhibit 4.26 to Golar LNG Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2024

4.20**/++
Share purchase agreement dated June 30, 2022 by and between Golar Management (Bermuda) Limited and Cool Company Ltd. incorporated by reference to Exhibit 4.33 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

4.21*/++
MK II EPC Conversion Contract dated September 17, 2024 by and between Golar MK II Corporation and Yantai CIMC Raffles Offshore Ltd, incorporated by reference to Exhibit 4.28 to Golar LNG Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2024

4.22*/++	FLNG Bareboat Charter Agreement dated July 4, 2024 by and between Golar Hilli Corporation and Southern Energy S.A.
4.23*/++	First addendum to FLNG Bareboat Charter Agreement dated September 6, 2024 by and between Golar Hilli Corporation and Southern Energy S.A.
4.24*/++	Second addendum to FLNG Bareboat Charter Agreement dated December 31, 2024 by and between Golar Hilli Corporation and Southern Energy S.A.
4.25*/++	Third addendum to FLNG Bareboat Charter Agreement dated January 15, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
4.26*/++	Fourth addendum to FLNG Bareboat Charter Agreement dated January 15, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
4.27*/++	Fifth addendum to FLNG Bareboat Charter Agreement dated February 14, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
4.28*/++	Sixth addendum to FLNG Bareboat Charter Agreement dated May 1, 2025 by and between Golar Hilli Corporation and Southern Energy S.A. and as amended on May 14, 2025 and May 23, 2025.

Number	Description of Exhibit
4.29*/++	Addendum to the sixth addendum to FLNG Bareboat Charter Agreement dated September 14, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
4.30*/++	Seventh addendum to FLNG Bareboat Charter Agreement dated May 1, 2025 by and between Golar Hilli Corporation and Southern Energy S.A.
4.31*/++	FLNG Bareboat Charter Agreement dated May 1, 2025 by and between Golar MK II Corporation and Southern Energy S.A.
4.32*/++	First addendum to FLNG Bareboat Charter Agreement dated August 6, 2025 by and between Golar MK II Corporation and Southern Energy S.A.
4.33*	$575 million Indenture, dated June 30, 2025, between Golar LNG Limited and Citibank, N.A. as Trustee.
4.34*	$500 million Indenture, dated October 2, 2025, between Golar LNG Limited and Citibank, N.A, London Branch as Trustee.
4.35*/++
$1.2 billion facility agreement dated November 5, 2025, by and between Gimi MS Corporation, ABN AMRO Bank N.V., Oslo Branch NUF, Citibank, N.A., London Branch, DNB (UK) Ltd., Goldman Sachs Bank USA and Standard Chartered Bank (Singapore) Limited.

8.1*	Golar LNG Limited subsidiaries.
11.1*	Golar LNG Limited Code of Conduct amended and adopted on November 3, 2025.
11.2*	Insider Trading Policy amended and adopted on June 26, 2025.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.

Number	Description of Exhibit
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
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

Golar LNG Limited
(Registrant)

Date	March 26, 2026	By	/s/ Eduardo Maranhão
Eduardo Maranhão
Principal Financial Officer

GOLAR LNG LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Golar LNG Limited
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 26, 2026 expressed an unqualified opinion thereon.

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

Initial accounting for the net investment in sales-type lease
Description of the matter
As disclosed in Note 7 to the consolidated financial statements, during the year ended December 31, 2025, the Company entered into an agreement, which met the criteria of a sales-type lease for the FLNG Gimi (“the Gimi Lease”). Under sales-type lease accounting, the lessor recognizes a net investment in sales-type lease and derecognizes the underlying asset, with the difference recorded as a gain or loss at the lease commencement date. At the Gimi Lease commencement date, the Company recorded a total net investment of $1,767.5 million and recognized a gain of $30.0 million.

As disclosed in Note 2 to the consolidated financial statements, accounting for the Gimi Lease required management to make judgments, including determining the allocation of consideration for the Gimi Lease between lease and non-lease components and determining the fair value of the underlying FLNG Gimi at the commencement of the Gimi Lease.

Auditing management’s accounting for the Gimi Lease involved complex auditor judgment, to evaluate management’s estimate of the future cash flows and anticipated profitability associated with the non-lease component of the Gimi Lease and to assess the replacement cost assumptions used by management to determine the fair value of the FLNG Gimi at commencement of the Gimi Lease.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting for the Gimi Lease. For example, we tested controls over management’s review of the determination of the future cash flows associated with the non-lease component and the replacement cost assumptions used in determining the fair value of the underlying FLNG Gimi.

We assessed management’s estimate of future cash flows associated with the non-lease component of the Gimi Lease, by, among other procedures, comparing to available external profitability data for similar services, recalculating management’s non-lease and lease component cash flows, and comparing the analysis to the contractual terms of the Gimi Lease. We also evaluated management’s lease accounting model, including reconciling the cash flows to the lease and non-lease component workings.

To assess the replacement cost assumptions used by management, to determine the fair value of the FLNG Gimi at commencement of the lease, we involved our valuation specialists, to independently determine an appropriate range of assumptions and compared these ranges to management’s assumptions.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
March 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Golar LNG Limited

Opinion on Internal Control Over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 26, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
March 26, 2026

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of $, except per share amounts)	Notes	2025	2024	2023
Liquefaction services revenue (including related party of $123.4 million in 2025)	7, 26	226,794	224,959	245,418
Sales-type lease revenue	7	91,461	—	—
Vessel management fees and other revenues	7	74,391	23,067	35,086
Time and voyage charter revenues	7	876	12,346	17,925
Total operating revenues	6, 7	393,522	260,372	298,429

Vessel operating expenses (including related party of $3.0 million in 2025)	6, 26	(159,894)	(121,583)	(93,332)
Administrative expenses	6	(29,594)	(27,505)	(33,462)
Project development expenses	6	(19,231)	(12,341)	(39,130)
Depreciation and amortization	17	(49,255)	(53,526)	(50,294)
Impairment of long-lived assets	17	—	(22,933)	(5,021)
Total operating expenses		(257,974)	(237,888)	(221,239)

Realized and unrealized (loss)/gain on oil and gas derivative instruments (including related party of $29.8 million in 2025)	5, 6, 8, 26	(30,212)	39,226	(84,751)
Other operating (loss)/income (including related party of $2.1 million in 2025)	6, 7, 26	(5,614)	469	23,359
Total other operating (loss)/income		(35,826)	39,695	(61,392)

Operating income		99,722	62,179	15,798

Realized and unrealized mark-to-market ("MTM") loss on our investment in listed equity securities		—	—	(62,308)
Other non-operating income/(loss), net		29,981	(7,000)	9,823
Total other non-operating income/(loss)	9	29,981	(7,000)	(52,485)

Interest income	25, 26	34,577	37,350	46,061
Interest expense, net		(32,925)	—	—
(Losses)/gains on derivative instruments, net	10	(7,822)	65	(7,227)
Other financial items, net	10, 26	(15,578)	(4,317)	(900)
Net financial (loss)/income		(21,748)	33,098	37,934

Income before taxes and net income/(loss) from equity method investments		107,955	88,277	1,247
Income tax (expense)/benefit	11	(4,307)	18	(1,870)
Net income/(loss) from equity method investments	15	8,928	(7,502)	(2,520)
Net income/(loss) from continuing operations		112,576	80,793	(3,143)

Net income from discontinued operations		—	—	293

Net income/(loss)		112,576	80,793	(2,850)

Net income attributable to non-controlling interests		(46,900)	(29,954)	(43,943)

Net income/(loss) attributable to stockholders of Golar LNG Limited		65,676	50,839	(46,793)

Earnings/(loss) per share attributable to Golar LNG Limited stockholders Per common share amounts
Basic earnings/(loss) per share from continuing operations	12	$0.64	$0.49	$(0.44)
Diluted earnings/(loss) per share from continuing operations	12	$0.60	$0.48	$(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of $)	Notes	2025	2024	2023

Net income/(loss)		112,576	80,793	(2,850)

Other comprehensive income
Gains/(losses) associated with pensions, net of tax	11, 23	2,379	(92)	1,227
Share of equity method investment’s comprehensive income/(losses) from continuing operations (1)	15	1,429	(579)	(488)
Net other comprehensive income/(loss)		3,808	(671)	739

Comprehensive income/(loss)		116,384	80,122	(2,111)

Comprehensive income/(loss) attributable to:
Stockholders of Golar LNG Limited		69,484	50,168	(46,054)
Non-controlling interests		46,900	29,954	43,943
Comprehensive income/(loss)		116,384	80,122	(2,111)

(1) No tax impact for the years ended December 31, 2025, 2024 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

(in thousands of $)	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents		1,151,221	566,384
Restricted cash and short-term deposits	13	24,695	75,579
Trade accounts receivable and accrued income	25	35,518	29,667
Amounts due from related parties	26	23,228	20,354
Current portion of net investment in sales-type lease	7	146,829	—
Other current assets	14	32,013	47,882
Total current assets		1,413,504	739,866

Non-current assets
Restricted cash	13	39,501	74,619
Equity method investments	15	45,011	43,665
Assets under development	16	1,228,129	2,261,197
Vessels and equipment, net	17	931,192	1,079,745
Net investment in sales-type leases	7	1,601,452	—
Intangible assets		2,070	2,348
Non-current amounts due from related parties	26	1,691	6,006
Other non-current assets	18	63,051	160,231
Total assets		5,325,601	4,367,677

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	19	(301,202)	(521,282)
Trade accounts payable (including related party of $3.0 million in 2025)	25, 26	(123,605)	(198,906)
Accrued expenses	20	(101,619)	(66,071)
Other current liabilities	21	(28,914)	(55,265)
Total current liabilities		(555,340)	(841,524)

Non-current liabilities
Long-term debt	19	(2,456,822)	(930,973)
Other non-current liabilities	22	(245,885)	(225,776)
Total liabilities		(3,258,047)	(1,998,273)

Commitments and contingencies EQUITY	27
Share capital 101,319,440 common shares of $1.00 each issued and outstanding (2024: 104,534,703)	24	(101,319)	(104,535)
Treasury Shares		684	—
Additional paid-in capital		(1,717,732)	(1,705,093)
Contributed surplus		(200,000)	(200,000)
Accumulated other comprehensive loss		1,935	5,743
Retained earnings		173,456	(10,266)
Total stockholders’ equity		(1,842,976)	(2,014,151)
Non-controlling interests	5	(224,578)	(355,253)
Total equity		(2,067,554)	(2,369,404)
Total liabilities and equity		(5,325,601)	(4,367,677)
The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of $)	Notes	2025	2024	2023
OPERATING ACTIVITIES
Net income/(loss)		112,576	80,793	(2,850)
Add: Net income from discontinued operations		—	—	(293)
Net income/(loss) from continuing operations		112,576	80,793	(3,143)
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	17	49,255	53,526	50,294
Loss on disposal of long lived asset	17	451	—	491
Loss on extinguishment of debt	10	9,954	—	—
Gain on deemed sale of FLNG Gimi	7	(29,981)	—	—
Impairment of long-lived assets	17	—	22,933	5,021
Amortization of deferred charges and debt guarantees, net		7,113	3,054	1,822
Dividend received from equity method investments	15	—	456	—
Net (income)/loss from equity method investments	15	(8,928)	7,502	2,520
Write off of shareholder loan	26	7,054	—	—
Provision for credit loss		251	—	—
Drydocking expenditure		—	(2,926)	(6,724)
Compensation cost related to employee stock awards		9,920	7,181	5,824
Net foreign exchange losses/(gains)	10	1,716	(205)	941
Sales-type lease receivable in excess of interest income	6	22,536	—	—
Change in fair value of investment in listed equity securities	9	—	—	62,308
Change in fair value of derivative instruments (interest rate swaps)	10	11,161	5,971	15,582
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains		80,561	89,286	272,117
Change in assets and liabilities:
Trade accounts receivable and accrued income (1)		37,301	9,535	3,205
Other current and non-current assets		43,907	33,124	(266,025)
Amounts due from related parties		(18,041)	(1,064)	172
Trade accounts payable		4,391	3,587	(18)
Accrued expenses		35,320	4,069	8,554
Other current and non-current liabilities		94,412	1,419	(18,335)
Net cash provided by continuing operations		470,929	318,241	134,606

Net income from discontinued operations		—	—	293
Depreciation and amortization		—	—	20
Loss on disposal and impairment of long-lived assets		—	—	(27)
Compensation cost related to employee stock awards		—	—	3
Net foreign exchange losses		—	—	17
Change in assets and liabilities:
Other current and non-current assets		—	—	300
Trade accounts payable		—	—	(2)
Accrued expenses		—	—	(165)
Other current and non-current liabilities		—	—	(163)
Net cash provided by discontinued operations		—	—	276

(in thousands of $)	Notes	2025	2024	2023
INVESTING ACTIVITIES
Additions to assets under development (1)		(853,361)	(376,342)	(308,093)
Additions to equity method investments	15	(30,134)	—	(9,678)
Additions for FLNG Hilli redeployment (2)		(29,929)	—	—
Loan advanced to related parties	26	(2,490)	(17,930)	(3,561)
Additions to intangibles		(192)	(1,531)	—
Additions to vessels and equipment		(12)	(62,206)	(1,621)
Proceeds from short-term loan advanced to related parties	26	17,930	—	60
Proceeds from subscription of equity interest in Gimi MS Corporation	5	21,020	45,206	80,021
Consideration received for the sale of long-lived asset	17	24,828	—	15,190
Proceeds from sale of equity method investment	15	39,143	822	56,097
Additions to other investments		—	(5,000)	—
Deposit paid for vessel	6	—	—	(15,500)
Dividends received from listed equity securities		—	—	9,824
Proceeds from sale of listed equity securities		—	—	45,552
Net cash used in investing activities		(813,197)	(416,981)	(131,709)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		2,275,000	371,145	156,045
Proceeds from exercise of share options		3,210	5,705	—
Financing costs paid		(42,258)	(6,688)	(10,445)
Purchase of treasury shares	24	(144,039)	(14,180)	(61,684)
Cash dividends paid		(305,848)	(115,352)	(102,897)
Repayments of short-term and long-term debt		(944,962)	(136,859)	(125,925)
Acquisition of Hilli LLC non-controlling interest		—	(59,919)	(100,047)
Net cash provided by/(used in) financing activities		841,103	43,852	(244,953)

Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the beginning of period		—	—	369
Net decrease in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale			—	369

Net increase/(decrease) in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale		498,835	(54,888)	(241,411)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the year		716,582	771,470	1,012,881
Cash and cash equivalents, restricted cash and short-term deposits at the end of the year		1,215,417	716,582	771,470

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest paid, net of capitalized interest (3)		7,248	—	—
Income taxes paid		3,462	770	857

(1) Non-cash additions to assets under development for the years ended December 31, 2025, 2024 and 2023 totaled $1.6 million, $320.8 million and $100.9 million, respectively.

For the year ended December 31, 2025, we crystallized $90.7 million relating to the FLNG Gimi asset under development, which is presented within cash used in investing activities in the consolidated statement of cash flows and therefore excluded from the non-cash additions disclosed above. In addition, non-cash movement during 2025 included a $43.2 million transfer of capital spares and consumables from assets under development to trade receivables and accrued income upon COD of the FLNG Gimi (note 16).

For the year ended December 31, 2024, following the execution of the EPC agreement for the MKII FLNG on September 17, 2024, which reinforced certainty regarding the conversion, costs incurred were capitalized as additions to assets under development and presented within investing activities in the consolidated statement of cash flows.

(2) Non-cash additions related to FLNG Hilli redeployment for the years ended December 31, 2025 was $8.1 million. In May 2025, following the FID for the redeployment of FLNG Hilli under a 20-year agreement with SESA, which reinforced certainty regarding the refurbishment of the vessel, costs incurred in relation to the thereafter presented within investing activities in the statement of cash flows. There was similar cost incurred in 2024 and 2023.

(3) Includes interest paid of $99.0 million, $29.8 million, $24.3 million and capitalized interest of $73.2 million, $46.8 million, $27.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	Notes	2025	2024	2023	2022
Cash and cash equivalents		1,151,221	566,384	679,225	878,838
Restricted cash and short-term deposits	13	24,695	75,579	18,115	21,693
Restricted cash (non-current portion)	13	39,501	74,619	74,130	112,350
		1,215,417	716,582	771,470	1,012,881

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(in thousands of $)	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss (1)	Retained (Losses)/Earnings	Non-controlling Interests	Total Equity
Balance at December 31, 2022		107,226	—	1,936,746	200,000	(5,811)	262,063	399,950	2,900,174
Net (loss)/income		—	—	—	—	—	(46,793)	43,943	(2,850)
Dividends		—	—	—	—	—	(79,448)	(23,449)	(102,897)
Employee stock compensation		—	—	5,989	—	—	—	—	5,989
Forfeiture of employee stock compensation		—	—	(109)	—	—	—	—	(109)
Restricted stock units		249	—	(249)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	80,021	80,021
Repurchase and cancellation of treasury shares		(2,897)	—	—	—	—	(58,787)	—	(61,684)
Other comprehensive income		—	—	—	—	739	—	—	739
Reacquisition of common units of Golar Hilli LLC	5	—	—	(251,249)	—	—	—	34,309	(216,940)
Balance at December 31, 2023		104,578	—	1,691,128	200,000	(5,072)	77,035	534,774	2,602,443
Net income		—	—	—	—	—	50,839	29,954	80,793
Dividends		—	—	—	—	—	(104,107)	(195,245)	(299,352)
Exercise of share options	24	512	—	5,193	—	—	—	—	5,705
Employee stock compensation		—	—	7,308	—	—	—	—	7,308
Forfeiture of employee stock compensation		—	—	(295)	—	—	—	—	(295)
Restricted stock units	24	124	—	(124)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	45,206	45,206
Repurchase and cancellation of treasury shares	24	(679)	—	—	—	—	(13,501)	—	(14,180)
Other comprehensive loss		—	—	—	—	(671)	—	—	(671)
Reacquisition of common units of Golar Hilli LLC	5	—	—	1,883	—	—	—	(59,436)	(57,553)
Balance at December 31, 2024		104,535	—	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income		—	—	—	—	—	65,676	46,900	112,576
Dividends		—	—	—	—	—	(103,348)	(202,500)	(305,848)
Exercise of share options	24	233	—	2,977	—	—	—	—	3,210
Employee stock compensation		—	—	10,221	—	—	—	—	10,221
Forfeiture of employee stock compensation		—	—	(432)	—	—	—	—	(432)
Restricted stock units	24	127	—	(127)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	21,020	21,020
Repurchase and cancellation of treasury shares	24	(3,576)	(684)	—	—	—	(139,779)	—	(144,039)
Other comprehensive income		—	—	—	—	3,808	—	—	3,808
Reacquisition of Hilli LLC's non-controlling interests	5	—	—	—	—	—	(6,271)	3,905	(2,366)
Balance at December 31, 2025		101,319	(684)	1,717,732	200,000	(1,935)	(173,456)	224,578	2,067,554
(1) As of December 31, 2025, 2024 and 2023, our accumulated other comprehensive loss comprised of (i) $1.5 million, $3.9 million and $3.8 million losses in relation to our pension and post retirement benefit plan and (ii) $0.4 million, $1.9 million and $1.3 million in relation to our share of equity method investment’s foreign currency translation adjustment, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001. Golar is listed on the Nasdaq under the ticker symbol: “GLNG”.

We design, construct, own and operate marine infrastructure for the liquefaction of natural gas and are the leading provider of floating liquefaction natural gas (“FLNG”) as a service to gas resource owners. We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure solutions are designed to provide safe, competitive and more sustainable ways of liquefying gas across the world. We provide market leading FLNG operations and utilize our balance sheet flexibility to optimize shareholder returns through accretive FLNG projects. We offer gas resource holders, developers, and customers a proven, low-cost, and low-risk solution to quickly monetize stranded gas reserves through our industry-leading FLNG operational track record and strong FLNG growth prospects.

As of December 31, 2025, our fleet consisted of two operational FLNG vessels:

•FLNG Hilli Episeyo (the “FLNG Hilli”), operating offshore Cameroon, FLNG Hilli remains under contract until July 2026. Subsequently, FLNG Hilli will sail to Singapore for her scheduled refurbishment in preparation for her 20-year charter with Southern Energy S.A. (“SESA”) in Argentina, commencing in 2027.

•FLNG Gimi (the “FLNG Gimi”), which successfully achieved Commercial Operations Date (“COD”) in June 2025, and commenced its 20-year Lease and Operate Agreement (“LOA”) offshore Mauritania and Senegal. This milestone marks the significant expansion of our FLNG capacity and the continued execution of our long-term growth strategy.

Our third FLNG unit (the “MKII FLNG”) is currently under development pursuant to an Engineering, Procurement, and Construction (“EPC”) contract with CIMC Raffles (“CIMC”). In May 2025, we entered into definitive agreements with SESA for a 20-year charter of the converted MKII FLNG unit, targeted to begin upon COD in 2028. In August 2025, these definitive agreements reached Final Investment Decision (“FID”) and in October 2025 all conditions precedent and customary closing conditions were satisfactorily met.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

The Company’s execution of the MKII FLNG EPC agreement with CIMC and the commencement of FLNG Hilli’s refurbishment in preparation for her 20-year redeployment in Argentina reflects continued investment in long-term contracted infrastructure and have resulted in increased capital expenditure commitments through 2028.

In October 2025, the Company successfully completed a $500 million senior unsecured notes offering (the “2025 Senior Unsecured Notes”). In November 2025, the Company also successfully closed and fully drew a new $1.2 billion asset-backed debt facility with a consortium of banks to refinance the existing FLNG Gimi debt facility. These transactions enhanced the Company’s capital structure, extended its debt maturity profile, and strengthened its overall liquidity position, resulting in a year-end cash position of $1.2 billion as of December 31, 2025.

Following the completion of these financing initiatives, management updated its cash flow forecasts covering the twelve-month period from the date of issuance of these financial statements. Based on these forecasts, which incorporate expected operating cash flows, committed capital expenditures, and available financing capacity, management believes that the Company has sufficient liquidity to meet its obligations as they fall due for at least twelve months from the date of issuance of the financial statements.

Accordingly, management has concluded that the use of the going concern basis of preparation remains appropriate for these consolidated financial statements.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, majority-owned subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation. A VIE is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision-making ability and an interest in the entity’s residual risks and rewards, (b) equity interest holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The Company consolidates a VIE when it has a variable interest in the entity and is determined to be the primary beneficiary. The Company is the primary beneficiary if it (i) has the power to direct the activities that most significantly impact the entity’s economic performance and (ii) has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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

Changes in our ownership interest while we retain a controlling financial interest in a subsidiary are accounted for as equity transactions. The carrying amount of the non-controlling interest is adjusted to reflect changes in our ownership interest, with any difference between the consideration received and the amount of the adjusted non-controlling interest being recognized in equity. If a subsidiary issues its shares to third parties at a price per share in excess or below its carrying value resulting in a reduction in our ownership interest in the subsidiary, the resulting gain or loss is recorded in “Additional paid-in capital” within the statement of changes in equity. Preferred stock issued by a consolidated subsidiary is classified as equity, and when issued to non-controlling interests, the proceeds are recorded as non-controlling interests.

Foreign currencies

Our functional currency is the U.S. dollar as most of our revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is U.S. dollars. Transactions in foreign currencies during the year are remeasured into U.S. dollars at the exchange rates in effect at the date of the transaction. Monetary assets and liabilities are remeasured using exchange rates at the balance sheet date, while non-monetary assets and liabilities are remeasured using historical exchange rates. Resulting foreign currency transaction gains or losses are recognized in the consolidated statements of operations. Translation adjustments arising from the translation of financial statements of foreign operations whose functional currency is not the U.S. dollar are recognized in other comprehensive income.

Use of estimates, judgments and assumptions

The preparation of our consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels, our assets under development, the accounting for the LOA for FLNG Gimi, including determining the allocation of consideration between lease and non-lease components and the fair value of underlying assets in sales-type lease arrangements, and the valuation of our oil and gas derivative instruments. In assessing the recoverability of our vessels and assets under development carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, hire rates and vessel operating expenses including redeployment costs and drydocking requirements. For the accounting for the LOA for FLNG Gimi, these estimates require judgment, including assumptions regarding the expected profitability of the non-lease services and the determination of the fair value of the underlying leased asset at lease commencement, which include replacement cost methodologies.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we use observable market data when available, or models that incorporate observable market data. In the absence of such data, we use valuation techniques that incorporate market participant assumptions and other relevant factors.

Revenue and lease arrangements

Contracts relating to our FLNG assets and LNG carriers, can take various forms including lease and operate and maintenance service agreements. At the inception of each contract, we assess whether the arrangement contains a lease by determining whether, throughout the period of use, the counterparty has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of that identified asset. Contracts conveying both rights are accounted for as leases; contracts that do not convey both rights are accounted for as revenue arrangements with customers.

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
•the present value of the lease payments and any residual value guarantees present represent substantially all of the fair value of the underlying asset; and
•the underlying asset is of such a specialized nature that it is not expected to have an alternative use to us at the end of the lease term.

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

For operating leases, costs directly associated with the execution of the lease or costs incurred after the execution of the contract but prior to the commencement of the lease that directly relates to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the consolidated statement of income over the lease term. We also defer upfront net revenue payments (for example positioning fees) for operating leases to our consolidated balance sheet and amortize these amounts in the consolidated statement of income over the lease term. Fixed revenue from operating leases is accounted for on a straight-line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments and variable payments based on a rate or index. For our operating leases for LNG carriers, we have historically elected the practical expedient to combine our service revenue and operating lease income generated from our time charter agreements as both the timing and the pattern of transfer of the components are the same.

For sales-type leases, at lease commencement we derecognize the underlying asset and recognize a net investment in the lease, representing the present value of lease payments to be received and any unguaranteed residual value. The net investment is initially measured using the rate implicit in the lease. Any difference between the carrying amount of the underlying asset and the net investment in the lease at commencement is recognized as other non-operating income. Initial direct costs are expensed at lease commencement. In developing the unguaranteed residual value estimate, we considered the expected future market conditions, remaining economic useful life, and the anticipated condition and marketability of the asset at the end of the lease term.

The net investment in sales-type leases is increased by interest income, reduced by lease payments received and is assessed for credit losses as described in “Allowance for credit losses”. Interest income is recognized over the lease term using the effective interest method so as to produce a constant periodic rate of return on the net investment. We recognize the interest income component of the net investment in the lease as “Sales-type lease revenue” within operating revenues on our consolidated statements of operations, rather than reporting it as interest income under “Other financial items”. This presentation reflects the integrated nature of our FLNG lease and operate model, which combines long-term infrastructure leasing with continuous service obligations. Given that these lease and operate arrangements are core to our business strategy and represent a primary driver of recurring revenues and value creation, we believe this classification within operating revenue provides users of our financial statements with more meaningful insight into the performance of our primary business activities.

Where a contract includes both lease and non‑lease components, we allocate the total consideration using the relative standalone selling price method in accordance with ASC 842 and ASC 606. The lease component generally reflects the right to use the FLNG asset, while the non‑lease component includes operations and maintenance services provided over the term of the contract. The standalone selling prices of each component are determined using valuation models and management estimates, which reflect the nature and commercial intent of the arrangement.

Revenue recognition

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

•Liquefaction services revenue

For liquefaction services revenue, the provision of liquefaction services capacity is considered a single performance obligation recognized evenly over time. We consider our services (the receipt of customer’s gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice. Overproduction and underutilization arrangements in the liquefaction tolling agreement (“LTA”) are variable consideration, estimated using the expected value method and recognized using the output method to the extent it is probable that a significant reversal will not occur. Contractual payment terms for liquefaction services are monthly in arrears. The period between invoicing and due date is not significant.

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

Leases as lessee

Operating leases where we are the lessee result in recognition of a right-of use (“ROU”) asset with a corresponding lease liability. The ROU asset is included in the balance sheet line-item “Other non-current assets”, and the lease liability is included in balance sheet line-items “Other current liabilities” and “Other non-current liabilities”, depending on its maturity. The ROU asset represents our right to use an underlying asset for the lease term and the lease liability represents our obligation to make lease payments per the lease agreement. Operating leases are recognized at commencement date based on the present value of lease payments over the lease term, using our incremental borrowing rate as assessed at lease commencement date. We do not separate the lease and non-lease components; they are considered a single lease component. The impact of subsequent amendments to lease agreement terms and conditions is assessed prospectively.

Insurance claims

We have two main types of insurance policies, being loss of hire (“LOH”) and hull and machinery (“H&M”).

LOH policies provide coverage for loss of revenue for our insured vessels and related claims are generally considered gain contingencies, which are recognized when the proceeds from our insurance syndication are realized or deemed realizable, net of any deductions where applicable. LOH is recognized on the face of our consolidated statement of operations in the line item “Other operating gains/(losses)”.

H&M policies protect us from damages in relation to our vessels and on-board equipment. Our insurance policies are considered loss recoveries. We recognize costs incurred at the time a loss event occurs. Insurance proceeds received from insured losses are recognized when considered probable of being recovered from the counterparty and for an amount net of any deductions that may apply. H&M costs and insurance recoveries are recognized on the face of our consolidated statement of operations in line item “Vessel operating expenses”.

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

Restricted cash and short-term deposits

Restricted cash consists of cash balances from our consolidated lessor VIEs and bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps and other contracts which require us to restrict cash from its intended use.

Short-term deposits represent highly liquid deposits placed with financial institutions, which are readily convertible into known amounts of cash with original maturities of less than 12 months. Interest income earned on our short-term deposits are recognized on an accrual basis on the face of our consolidated statement of operations in line item “Interest income”.

Amounts are presented net of allowances for expected credit losses, which are assessed considering whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Trade accounts receivables and accrued income

Trade receivables represent amounts due from customers for services rendered in the ordinary course of business. Accrued income represents revenue earned but not yet billed as of the reporting date, typically arising from services provided for which the contractual billing date has not yet occurred at the balance sheet date. Accrued income is presented within “Trade receivables and accrued income”, as its nature and expected settlement period are similar to those of trade receivables. Trade receivables and accrued income are presented net of allowances for expected credit losses. The collectability of these balances is evaluated based on management’s assessment of individual customer accounts, historical loss experience and current economic conditions.

Allowance for credit losses

Financial assets recorded at amortized cost and off-balance sheet credit exposures not accounted for as insurance (including financial guarantees) reflect an allowance for current expected credit losses (“credit losses”) over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the un-collectability of a balance is confirmed or when collection is deemed remote. Expected recoveries are recognized when received and will not exceed the amounts previously written-off or current credit loss allowance by financial asset category.

We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. For certain receivables, we consider the subsequent cash collections received after the balance sheet date but before the date the financial statements are issued. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance. Specific calculation of our credit allowances is included in the respective accounting policies included herein; all other financial assets are assessed on an individual basis with the allowance calculated using the method considered most appropriate for the characteristics of each asset.

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

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity or improve the efficiency or safety of vessels and equipment. Where refurbishment costs are incurred, including long-lead items, while a vessel continues to service an existing customer contract, such costs are capitalized within "Other non-current assets". Upon completion or termination of the existing customer contract, the capitalized refurbishment costs are reclassified to Vessels and equipment. Depreciation of these costs commences when the refurbished vessel begins operations under its new customer contract and is recognized over the vessel’s remaining useful economic life.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking. When a vessel is disposed of, any unamortized drydocking expenditure is charged against income in the period of disposal.

Other capitalizable costs include the addition of new equipment or modifications to the vessel that enhance or increase the operational efficiency and functionality of the vessel and that depreciated over the remaining useful life of the vessel.  Expenditures of routine repairs and maintenance nature which do not improve the operating efficiency or extend the useful lives of the vessels are expensed as incurred.

Useful lives applied in depreciation are as follows:

FLNGs	30 years from conversion date
FLNG deferred drydocking expenditure	20 years
FLNG mooring equipment	8 years
Office equipment and fittings	3 to 6 years

Intangible assets

Intangible assets relate to internal use software which is stated at cost. All costs incurred during the development of intangible assets, including purchase price and any directly attributable costs of preparing the asset for its intended use, are capitalized. Capitalization will cease and amortisation will commence when the software is available for its intended use. The useful life for intangibles is 3 years.

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

Interest costs capitalized

Interest is capitalized on all qualifying assets that require a period of time to get ready for their intended use. Qualifying assets consist of new vessels under construction, asset under development and vessels undergoing conversion into FLNGs for our own use. In addition, certain equity method investments may be considered qualifying assets prior to commencement of their planned principal operation. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings, where appropriate, from commencement of the asset development until substantially all the activities necessary to prepare the assets for their intended use are complete. If our financing plans associate a specific borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset provided that does not exceed the amount of that borrowing. We do not capitalize amounts beyond the actual interest expense incurred in the period. Where there are multiple qualifying assets, capitalized interest is allocated proportionally based on the relative asset base of each asset.

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

Investments in listed equity securities

Investments in listed equity securities represent ownership interests of a publicly listed entity. Investments in listed equity securities are recorded at fair value with changes in fair value reported in “Other non-operating income/(losses), net”. We classify our investment in listed equity securities in the consolidated statement of operations as non-operating because it is not integrated with our operations therefore is non-operating in nature. We use quoted market prices to determine the fair value of listed equity securities with a readily determinable fair value, unless the presence of certain restrictions warrants the application of a discount to fair value. We do not assess our investments in listed equity securities for impairment given they are carried at fair value.

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

Debt

Our debt consists of long-term debt facilities, convertible debt, high yield bonds, credit facilities with banks and other lenders, and short term debt from our consolidated lessor VIE. Debt instruments are issued directly by us or through underwriters or placement agents and are held by financial institutions. Debt is recognized on our consolidated balance sheets at its principal amount outstanding adjusted for unamortized discounts or premiums and net of unamortized debt issuance costs (or deferred financing costs). Debt issuance costs directly attributable to the issuance of debt are presented as a direct deduction from the carrying amount of the related debt and are amortized to interest expense over the contractual term of the debt using the effective interest method. Amortization of discounts, premiums, and debt issuance costs is included in interest expense in the consolidated statements of operations.

Gains and losses on the extinguishment of debt are recognized in other financial items, net on our consolidated statements of operations, in the period in which the debt extinguishment occurs.

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

The fair values of the oil and gas derivative instruments were determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The oil and gas derivative instruments are classified in “Other current assets” and “Other non-current assets” in the consolidated balance sheets, depending on the LTA’s maturity.

Convertible debt instruments

We evaluate whether convertible debt instruments contain any embedded features requiring bifurcation, such as conversion options, make-whole provisions, redemption or put features. Features meeting the definition of a derivative are further evaluated for eligibility for the scope exception under ASC 815-10-15-74(a), which requires the conversion feature to be indexed to the entity’s own stock and eligible for equity classification. If both criteria are met, the embedded feature is not bifurcated and remains part of the host debt instrument. In such case, the entire gross proceeds of a convertible debt instrument is allocated to the host debt liability, measured at amortized cost with no bifurcation of the conversion option.

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

Income tax (expense)/ benefit

Income taxes are based on a separate return basis. The guidance on “Income tax (expense)/benefit” prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Penalties and interest related to uncertain tax positions are recognized in “Income tax (expense)/benefit” in the consolidated statements of operations.

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

Acquisitions

We evaluate acquisitions to determine whether the acquired asset meets the definition of a business under ASC 805. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the transaction is accounted for as an asset acquisition.

Business combinations are accounted for under the acquisition method. Identifiable assets acquired and liabilities assumed are measured at their fair values at the date of acquisition. The excess of the consideration transferred over the fair values of the identifiable net assets acquired is recognized as goodwill. If the fair value of the identifiable net assets acquired exceeds the consideration transferred, a bargain purchase gain is recognized in the statement of operations in the period of acquisition. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

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

Acquisitions that do not meet the definition of a business are accounted for as asset acquisitions whereby the cost of the acquisition is allocated to the assets acquired and liabilities assumed and no goodwill is recognized.

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

Adoption of new accounting standards

In August 2023, the FASB issued 2023-05 Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This update removes diversity in practice and requires certain joint ventures, upon formation, to apply a new basis of accounting consistent with ASC 805 Business Combinations in the joint venturer’s separate financial statements. This does not affect the Company's existing accounting policies or financial statements. This may affect the Company indirectly going forward via the impact on balance sheet values in the separate books of any newly formed equity method investees.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. These amendments require enhanced disclosures related to income taxes, including additional disaggregation within the effective tax rate reconciliation and expanded information regarding income taxes paid. We adopted this standard prospectively effective January 1, 2025 and have included enhanced disclosures in note 11 “Income taxes” of our consolidated financial statements included herein.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments - Credit Losses - Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient for entities when estimating expected credit losses under the current expected credit loss model. We adopted the practical expedient and consider information about current conditions, including subsequent cash collections, in estimating our allowance for credit losses and have updated our accounting policy.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2025:

Standard	Description	Expected date of Adoption	Effect on our Consolidated Financial Statements
ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	The amendments require public business entities to provide additional disaggregated disclosures of certain expense captions presented on the face of the income statement. The ASU does not change the expense captions required to be presented in the income statement; rather, it requires entities to disclose specified categories of expense information in the notes to the consolidated financial statements in order to improve transparency and comparability.

		January 1, 2027	We are still assessing the impact of this ASU.

Standard	Description	Expected date of Adoption	Effect on our Consolidated Financial Statements
ASU 2025-03 - Business Combinations (Topic 805) and Consolidation (Topic 810) - Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity	The amendments require entities to consider the guidance in Topic 805 when determining the accounting acquirer in the acquisition of a VIE that is a business and the transaction is primarily effected by the exchange of equity interests. The ASU is intended to improve consistency in the determination of the accounting acquirer for certain VIE transactions and does not change the accounting for acquisitions of VIEs that are not a business.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-04 - Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) Clarifications to Share-Based Consideration Payable to a Customer	The amendments clarify the accounting for share-based payment awards granted by an entity as consideration payable to a customer. The ASU revises certain definitions and guidance within Topics 606 and 718, including clarifying the definition of a performance condition and eliminating the policy election related to forfeitures for service conditions associated with share-based consideration payable to a customer. The amendments are intended to reduce diversity in practice and improve consistency in application.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-06 - Intangibles, Goodwill and Other Internal-Use Software	The amendments modernize the guidance for internal-use software by removing references to development stages and clarifying when capitalization of software development costs should begin. Capitalization commences once management authorizes and commits to funding a software project and it is probable that the project will be completed and used as intended. The ASU also introduces guidance for assessing the probable-to-complete threshold, including consideration of development uncertainty.

		January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-07 - Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606)	The amendments refine the scope of Topic 815 by clarifying which contracts are subject to derivative accounting. The ASU also provides clarification under Topic 606 regarding the accounting for share-based payments received from a customer in a revenue contract. The amendments are intended to improve clarity and consistency in the application of existing guidance.

		January 1, 2027	We are still assessing the impact of this ASU. Not expected to impact Golar.
ASU 2025-08 - Financial Instruments — Credit Losses (Topic 326): Purchased Loans	The amendments introduce the concept of purchased seasoned loans and expand the application of the gross-up approach for certain acquired financial assets subject to the current expected credit loss model. Under the amendments, expected credit losses at acquisition are added to the amortized cost basis of qualifying loans rather than recognized immediately in earnings. The ASU is intended to improve comparability and reduce complexity in accounting for acquired financial assets.

		January 1, 2027	No impact currently expected as a result of the adoption of this ASU.

Standard	Description	Expected date of Adoption	Effect on our Consolidated Financial Statements
ASU 2025-09 - Derivatives and Hedging (Topic 815): Hedge Accounting Improvements	The amendments refine and clarify certain aspects of hedge accounting under Topic 815. The guidance provides additional flexibility in the designation and measurement of hedging relationships, including improvements related to cash flow hedges, with the objective of better aligning hedge accounting outcomes with the Group's risk management activities.

		January 1, 2027	No impact currently expected as a result of the adoption of this ASU.
ASU 2025-11 - Interim Reporting (Topic 270): Narrow-Scope Improvements	The amendments clarify and enhance the guidance in Topic 270 relating to interim financial reporting. The ASU improves the organization and usability of interim disclosure requirements, incorporates cross-references to disclosure requirements from other Topics applicable at interim periods, and introduces a principle requiring disclosure of material events and changes occurring since the last annual reporting period. The amendments do not fundamentally change the interim reporting model.

		January 1, 2028	No material impact expected on disclosure requirements.
ASU 2025-12 - Codification Improvements	The amendments include technical corrections, clarifications and incremental improvements to various Topics within the FASB Accounting Standards Codification. The ASU is intended to enhance clarity, consistency and operability of existing guidance and is not expected to result in significant changes to current accounting practices.

		January 1, 2027	No material impact expected on disclosure requirements.

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2025. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Gimi Holding Company Limited	Bermuda	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Management (Bermuda) Limited	Bermuda	Management company
Golar FLNG Sub-Holding Company Limited	Bermuda	Holding company
Golar Hilli LLC	Marshall Islands	Holding company
Golar Hilli Corporation	Marshall Islands	Leases the FLNG Hilli*
Gimi MS Corporation	Marshall Islands	Owns the FLNG Gimi
Golar MK II Corporation	Marshall Islands	Owns the MKII FLNG
Golar MS Operator SARL	Mauritania	Operates FLNG Gimi

Name	Jurisdiction of Incorporation	Purpose
Golar Management AS	Norway	Vessel management company
Golar Management Limited	United Kingdom	Management company
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
As of December 31, 2025 and 2024, we leased one vessel from CSSC (Hong Kong) Shipping Company Limited (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a wholly-owned, special purpose vehicle (“Lessor SPV”). We sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter. In June 2023, we entered into the fourth side letter to FLNG Hilli’s sale and leaseback facility which amended the reference rate to a Secured Overnight Financing Rate (“SOFR”) from London Interbank Offered Rate (“LIBOR”), reduced the margin and extended the tenor of the facility by five years to 2033. These amendments did not impact our total bareboat obligations. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

While we do not hold any equity investments in the Lessor SPV, we have determined that we have a variable interest in the Lessor SPV and that the lessor entity, that owns the vessel, is the lessor VIE. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of the lessor VIE and, accordingly, the lessor VIE is consolidated into our financial statements. We did not record any gains or losses from the sale of this vessel as it continued to be reported as a vessel at its original cost in our consolidated financial statements at the time of transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIE is included in non-controlling interests in our consolidated financial statements. As of December 31, 2025 and 2024, the vessel is reported under “Vessels and equipment, net” in our consolidated balance sheets.

The following table gives a summary of our sole sale and leaseback arrangement, including the repurchase option and obligation as of December 31, 2025:

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	Next repurchase option (in $ millions)	Date of next repurchase option	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
FLNG Hilli	June 2018	CSSC entity	1,200.0	15 years	421.0	June 2028	207.9	June 2033

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with our sole lessor VIE as of December 31, 2025, are shown below:

(in thousands of $)	2026	2027	2028	2029	2030	2031+
FLNG Hilli (1)	77,600	74,687	71,603	68,605	65,606	136,734
(1) The payment obligations above include variable rental payments due under the lease based on assumed SOFR plus a margin.

The assets and liabilities of the VIE that most significantly impact our consolidated balance sheets as of December 31, 2025 and 2024, are as follows:

(in thousands of $)	2025	2024
Assets
Restricted cash and short-term deposits (note 13)	11,429	17,472

Liabilities (2)
Accrued expenses (note 20)	(28,845)	(12,244)
Other non-current liabilities (note 22)	(184,000)	(184,000)
Debt:
Current portion of long-term debt and short-term debt (1)	(229,654)	(278,551)
Long-term debt (1)	—	(33,432)
Total debt	(229,654)	(311,983)
(1) Where applicable, these balances are net of deferred financing costs (note 19).
(2) The creditors of the lessor VIE have no recourse to the general credit of Golar.

The most significant impact of the VIE’s operations on our consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows, for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands of $)	2025	2024	2023
Statement of operations
Other financial items, net (note 10)	2,432	4,997	—
Interest expense	14,126	19,989	11,015

Statement of cash flows
Repayments of short-term and long-term debt	(84,429)	(82,804)	(98,242)
Proceeds from short-term debt	—	1,145	—
Financing costs paid	—	—	(3,158)

5.2	Golar Hilli LLC
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

Below are the repurchase transactions of the Hilli LLC's non-controlling interests:

•On March 15, 2023, we repurchased 1,230 Hilli Common Units, held by our former affiliate, Golar LNG Partners LP (“Golar Partners”) from NFE in exchange for cash consideration of $100.0 million, our 4.1 million Class A common shares of NFE (“NFE Shares”) with a fair value of $116.9 million and our assumption of distribution rights to these 1,230 Hilli Common Units for the period from January 1, 2023 to March 15, 2023 (which NFE waived) with a fair value of $3.9 million (the “2023 Hilli Buyback”). The 2023 Hilli Buyback was considered an equity transaction and resulted in a loss of $251.2 million in equity.

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

In April 2019, Gimi MS Corporation (“Gimi MS”) entered into a subscription agreement with First FLNG Holdings ("FFH"), a wholly-owned subsidiary of Keppel Asia Infrastructure Fund, for a 30% share of the FLNG Gimi (the “Subscription Agreement”). Gimi MS was established to construct, own and operate the FLNG Gimi, while FFH subscribed to 30% of Gimi MS's common share capital, equivalent to 30% of the estimated project cost.

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

Summarized financial information of Gimi MS

The balances of Gimi MS are consolidated within our consolidated financial statements. The revenues associated with the FLNG Gimi are reflected within our FLNG segment and primarily comprise of sales-type lease revenue and vessel management fees and other revenues under the FLNG segment (note 6 and 7).

The assets and liabilities of Gimi MS that most significantly impacted our consolidated balance sheet as of December 31, 2025 and 2024, are as follows:

(in thousands of $)	2025	2024
Balance sheet
Current assets	242,722	139,911
Non-current assets	1,643,366	1,795,646
Current liabilities	(112,743)	(186,149)
Non-current liabilities	(1,146,546)	(602,819)

The following cash flow items represent the most significant impacts of Gimi MS on our consolidated statement of cash flows, for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands of $)	2025	2024	2023
Statement of cash flows
Additions to asset under development	201,701	204,997	308,093
Financing costs paid	(19,522)	(1,251)	(1,780)
Proceeds from long-term debt	1,200,000	70,000	95,000
Repayments of long-term debt	(670,833)	(29,167)	—
Proceeds from subscription of equity interest	21,020	45,206	80,021
Cash dividends paid	(675,000)	—	—

6.	SEGMENT INFORMATION

In January 2025, our LNG carrier Fuji LNG completed its final cargo delivery under a short-term contract and entered the shipyard in early February 2025 to begin conversion into a MKII FLNG. In the first quarter of 2025, we also finalized the sale of our remaining LNG carrier, the Golar Arctic. These key milestones marked our exit from shipping operations and accordingly, we no longer classify Shipping as a reportable segment. All associated legacy shipping activities have been included within the broader Corporate and other segment, with retrospective effect.

We have identified two distinct services that constitute our reportable segments: “FLNG” and “Corporate and other.” Our key performance indicator is Adjusted EBITDA. These segments are distinguishable components of our business, each engaging in revenue-generating activities, incurring expenses, and facing unique risks and rewards. Our operating segments align with our reportable segments. Our Board of Directors (the “Board”) serves as our chief operating decision maker (“CODM”) and is responsible for allocating resources to and evaluating the performance of each operating segment based on Adjusted EBITDA.

Reconciliations of net income/(loss) to Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023 are as follows:

(in thousands of $)	2025	2024	2023
Net income/(loss)	112,576	80,793	(2,850)
Income tax expense/(benefit)	4,307	(18)	1,870
Income/(loss) before income taxes	116,883	80,775	(980)
Depreciation and amortization	49,255	53,526	50,294
Impairment of long-lived assets (note 17)	—	22,933	5,021
Unrealized loss on oil and gas derivative instruments, net (note 8)	93,102	101,862	284,658
Realized and unrealized MTM loss on our investment in listed equity securities (note 9)	—	—	62,308
Other non-operating (income)/loss, net (note 9)	(29,981)	7,000	(9,823)
Interest income	(34,577)	(37,350)	(46,061)
Interest expense, net	32,925	—	—
Losses/(gains) on derivative instruments, net (note 10)	7,822	(65)	7,227
Other financial items, net (note 10)	15,578	4,317	900
Net (income)/loss from equity method investments (note 15)	(8,928)	7,502	2,520
Net income from discontinued operations	—	—	(293)
Sales-type lease receivable in excess of interest income (7)	22,536	—	—
Adjusted EBITDA	264,615	240,500	355,771

Our two distinct reportable and operating segments are as follows:

•FLNG – includes the operations of FLNG vessels and projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have two operational FLNGs, the FLNG Hilli and the FLNG Gimi. We also have one FLNG undergoing conversion, the MKII FLNG (note 17).
•Corporate and other – includes our legacy shipping segment activities, vessel management, floating storage and regasification unit (“FSRU”) services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.

	Year ended December 31, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total Segment Reporting	Elimination	Consolidated Reporting
Statement of Operations:
Liquefaction services revenue	226,794	—	226,794	—	226,794
Sales-type lease revenue	91,461	—	91,461	—	91,461
Vessel management fees and other revenues	48,469	25,922	74,391	—	74,391
Time and voyage charter revenues	—	876	876	—	876
Total operating revenues	366,724	26,798	393,522	—	393,522
Vessel operating expenses (2)	(127,924)	(31,970)	(159,894)	—	(159,894)
Administrative expenses (3)	(844)	(28,750)	(29,594)	—	(29,594)
Project development expenses (4)	(15,306)	(3,925)	(19,231)	—	(19,231)
Realized gain on oil and gas derivative instruments (note 8)	62,890	—	62,890	—	62,890
Other operating income/(loss) (5) (6)	2,143	(7,757)	(5,614)	—	(5,614)
Sales-type lease receivable in excess of interest income (7)	22,536	—	22,536	(22,536)	—
Adjusted EBITDA	310,219	(45,604)	264,615	(22,536)	242,079
					—
Net (loss)/income from equity method investments (note 15)	(696)	9,624	8,928	—	8,928

Balance Sheet:	December 31, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total
Total assets (8)	4,197,705	1,127,896	5,325,601
Equity method investments (note 15)	29,426	15,585	45,011
Capital expenditures (note 16, 17 and 18)	752,530	203	752,733

	Year ended December 31, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Total Segment Reporting	Elimination	Consolidated Reporting
Statement of Operations:
Liquefaction services revenue	224,959	—	224,959	—	224,959
Vessel management fees and other revenues	—	23,067	23,067	—	23,067
Time and voyage charter revenues	—	12,346	12,346	—	12,346
Total operating revenues	224,959	35,413	260,372	—	260,372
Vessel operating expenses (2)	(82,284)	(39,299)	(121,583)	—	(121,583)
Administrative expenses (3)	(1,269)	(26,236)	(27,505)	—	(27,505)
Project development expenses (4)	(7,258)	(5,083)	(12,341)	—	(12,341)
Realized gain on oil and gas derivative instruments (note 8)	141,088	—	141,088	—	141,088
Other operating income	469	—	469	—	469
Adjusted EBITDA	275,705	(35,205)	240,500	—	240,500

Net loss from equity method investments (note 15)	—	(7,502)	(7,502)	—	(7,502)

Balance Sheet:	December 31, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Total
Total assets (8)	3,623,417	744,260	4,367,677
Equity method investments (note 15)	—	43,665	43,665
Capital expenditures (note 16, 17 and 18)	529,263	69,218	598,481

	Year ended December 31, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Total Segment Reporting	Elimination	Consolidated Reporting
Statement of Operations:
Liquefaction services revenue	245,418	—	245,418	—	245,418
Vessel management fees and other revenues	—	35,086	35,086	—	35,086
Time and voyage charter revenues	—	17,925	17,925	—	17,925
Total operating revenues	245,418	53,011	298,429	—	298,429
Vessel operating expenses (2)	(66,331)	(27,001)	(93,332)	—	(93,332)
Administrative expenses (3)	(417)	(33,045)	(33,462)	—	(33,462)
Project development expenses (4)	(4,151)	(34,979)	(39,130)	—	(39,130)
Realized gain on oil and gas derivative instruments (note 8)	199,907	—	199,907	—	199,907
Other operating income	15,542	7,817	23,359	—	23,359
Adjusted EBITDA	389,968	(34,197)	355,771	—	355,771

Net loss from equity method investments (note 15)	—	(2,520)	(2,520)	—	(2,520)

Balance Sheet:	December 31, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Total
Total assets	3,160,457	923,530	4,083,987
Equity method investments	—	53,982	53,982
Capital expenditures	568,485	12,898	581,383
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue.
(2) Includes crew, repairs and maintenance, spares, stores and consumables and insurance costs. In the first quarter of 2025, we no longer classify Shipping as a reportable segment. Accordingly, voyage, charterhire and commission expenses have been reclassified to vessel operating expenses for all periods presented. In relation to our vessel operation and maintenance services, we may arrange for goods or services to be provided on behalf of the customer, amounts relating to these arrangements are presented on a net basis in accordance with ASC 606.
(3) Includes employee compensation and benefits, audit and accounting fees, legal fees and other corporate costs, which are managed centrally under our “Corporate and other” segment.
(4) Includes costs incurred for early-stage development activities, feasibility studies, and business development efforts for projects not yet at FID stage. In 2025, we entered into Front-End Engineering Design (“FEED”) studies for the development of a Mark III FLNG unit and a Mark I three-train FLNG unit.
(5) In the first quarter of 2025, we completed the sale of our remaining LNG carrier, the Golar Arctic including its unused fuel onboard for a net consideration of $24.8 million resulting in a loss on disposal of $0.5 million recognized in “Other operating (loss)/income” in the consolidated statement of operations (note 17).
(6) During the year ended December 31, 2025, Higas Holdings Limited (“Higas”) entered into a financial restructuring process pursuant to Article 56 of the Italian Business Crisis and Insolvency Code which required the implementation of a recapitalization plan. To enhance the equity position of Higas, together with the other shareholders, we waived our proportionate shareholder loan principal amounting to $7.1 million and this is recognized in “Other operating (loss)/income”, presented within the "Corporate and other" segment (note 26).
(7) Amounts recognized as revenue is analogous to the interest income component earned, while the principal amortization is treated as a reduction to the lease receivable balance presented in “Net investment in sales-type lease” in the consolidated balance sheet. "Sales-type lease receivable in excess of interest income" represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease which commenced in June 2025. We included the total invoiced amounts comprising of both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi (note 7.2). This amount is eliminated from the consolidated statements of operations in accordance with U.S. GAAP.

(8) In March 2024, we acquired the Fuji LNG, the donor vessel for MKII FLNG for $77.5 million and consequently the deposit of $15.5 million was reclassified from “Other non-current assets” to “Vessels and equipment, net”. Upon completion of the acquisition, the vessel's cost, drydocking expenditures and operational cost incurred during the year were presented under the “Corporate and other” segment (reflecting the retrospective merger of the “Shipping” segment into “Corporate and other”) as she was trading as an LNG carrier. On February 14, 2025, upon completion of its trading as an LNG carrier and arrival at CIMC’s yard for conversion, the net book value of the Fuji LNG of $76.3 million was reclassified from “Vessels and equipment, net” to “Assets under development” (note 16) in the FLNG segment.

Revenues from major customers

For the years ended December 31, 2025, 2024 and 2023, the following customers accounted for over 10% of our total operating revenues:

(in thousands of $ and as a % of total operating revenues)	2025		2024		2023
Perenco and SNH (1)	226,794	58%	224,959	86%	245,418	82%
bp (2)	139,930	36%	—	—%	—	—%
(1) LTA with Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) in relation to the FLNG Hilli (note 7).
(2) LOA with BP Mauritania Investments Limited, a subsidiary of BP p.l.c. (“bp”) in relation to the FLNG Gimi (note 7).

Geographic data

The following geographical data presents our revenues and total assets associated with the FLNG Hilli and FLNG Gimi:

The following presents our revenues by geographic area:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Cameroon	226,794	224,959	245,418
Mauritania and Senegal	139,930	—	—
Total revenues	366,724	224,959	245,418

The following presents the net book value of our FLNG assets by geographic area:

	December 31,
(in thousands of $)	2025	2024	2023
Cameroon	1,024,861	1,168,629	1,256,193
Mauritania and Senegal(1)	1,886,088	—	—
Total assets	2,910,949	1,168,629	1,256,193
(1) Represents the net investment in sales-type lease associated with FLNG Gimi following derecognition of the vessel’s carrying value at COD and recognition of the sales-type lease.

Our CODM does not evaluate our operating segments according to geographical region or by asset.

7.	REVENUE

The following table presents our revenue during the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Liquefaction services revenue (note 7.1)	226,794	224,959	245,418
Sales-type lease revenue (note 7.2)	91,461	—	—
Vessel management fees and other revenues (note 7.1)	74,391	23,067	35,086
Time and voyage charter revenues (note 7.2)	876	12,346	17,925
Total operating revenues	393,522	260,372	298,429

7.1 Revenue from contracts with customers

The following table represents a disaggregation of revenue earned from contracts with customers during the years ended December 31, 2025, 2024 and 2023. Revenue from liquefaction services is included within the “FLNG” segment. Vessel management fees and other revenues are included within both the “FLNG” and “Corporate and other” segments, depending on the nature of the service provided.

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Base tolling fee (1)	204,501	204,501	204,501
Amortization of Day 1 gains (2)	12,541	12,575	12,541
Incremental base tolling fee (3)	5,000	5,000	5,000
Amortization of deferred commissioning period revenue (4)	4,120	4,131	4,120
Overproduction (5)	371	102	20,129
Other (6)	261	(1,350)	(873)
Liquefaction services revenue	226,794	224,959	245,418

FLNG Operation and Maintenance Agreement (“O&M”) service revenue(7)	46,029	—	—
Management fees revenue (8)	25,463	22,632	20,983
Amortization of deferred pre-COD cash flows (9)	1,026	—	—
Service revenue (10)	—	—	13,798
Other	1,873	435	305
Vessel management fees and other revenues	74,391	23,067	35,086
(1) The FLNG Hilli's LTA bills at a base rate when the oil price is at or below $60 per barrel, with an increased rate when price exceed $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the consolidated statements of operations (note 8).
(2) Day 1 gains was recognized on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli's gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (note 21 and 22). These amounts were deferred on initial recognition and amortized evenly over the contract term.
(3) In July 2021, we entered into LTA Amendment 3 to increase the FLNG Hilli's annual contracted capacity by 0.2 million tonnes for 2022. In July 2022, the Customer exercised its option for an additional 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 until the end of the LTA term, increasing the annual base capacity to 1.4 million tonnes. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the consolidated statements of operations (note 8).
(4) Customer billing during the commissioning period of the FLNG Hilli, prior to vessel acceptance and commencement of the LTA was deferred (note 21 and 22) and recognized evenly over the LTA term.
(5) In March 2021, we entered into the second amendment to the LTA, changing the contract term from a fixed capacity of 500.0 billion cubic feet to a fixed term ending on July 18, 2026 (“LTA Amendment 2”). This amendment also permits billing adjustments for production variances commencing in 2019. Overproduction is invoiced at the end of each contract year, while underutilization (which is capped per contract year) is a reduction against our final invoice to the Customer at the end of the LTA term.
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
(6) “Other” includes accrued demurrage cost recognized in the period during which the production delay occurred and the unwinding of deferred liquidated damages incurred prior to the contract commencement.

(7) The FLNG Gimi's LOA contains both a lease component (the use of the FLNG Gimi) and a non-lease component (the O&M services). The total contract consideration is allocated between the lease and non-lease components based on their relative stand-alone selling prices determined at commencement date of the LOA. The non-lease component is recognized over time as the O&M services are performed, based on the pattern of services provided during each billing period in accordance with the LOA.
(8) Comprised of revenue earned from various vessel management, administrative and vessel operation and maintenance services which we provide to external customers.
(9) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones. Following COD in June 2025, the non-lease component of the pre-COD cash flows amounting to $36.8 million was deferred and classified within “Other current liabilities” and “Other non-current liabilities” on our consolidated balance sheet (notes 21 and 22) which will be recognized as revenue evenly over the duration of the LOA consistent with the timing of the related O&M services.
(10) In August 2022, we entered into a development agreement with Snam to provide drydocking, site commissioning and hook-up services for the Italis LNG (formerly known as Golar Tundra), which Snam acquired from us in May 2022. The development agreement was completed in May 2023 and services revenue of $13.8 million was recognized for the year ended December 31,2023.

Contract Assets and Liabilities
The following table represents our contract assets and liabilities balances as of December 31, 2025 and 2024:

	December 31,
(in thousands of $)	2025	2024
Contract asset (1)	26,406	19,696

Current deferred revenue	(4,090)	(4,220)
Non-current deferred revenue	(34,046)	(2,145)
Total contract liabilities (2)	(38,136)	(6,365)
The movement of our contract liabilities are as follows:

	2025	2024
Opening contract liabilities balance	(6,365)	(10,496)
Deferral of revenue	(38,667)	—
Recognition of deferred revenue (3)	6,896	4,131
Closing contract liabilities balance(2)	(38,136)	(6,365)
(1) Contract assets arise when the Company recognizes revenue for services rendered prior to billing to customers. This balance primarily relates to liquefaction services revenue under LTA and O&M services related to the LOA, as well various vessel management, operational support and administrative services.
(2) As of December 31, 2025, “Total contract liabilities” are comprised of:
•deferred pre-COD cash flows in relation to the FLNG Gimi LOA amounting to $35.9 million (2024: $nil) (note 21 and 22). We expect to recognize revenue evenly over the remaining LOA contract term of 19.4 years; and
•deferred commissioning revenue in relation to the FLNG Hilli of $2.2 million (2024: $6.4 million) (note 21 and 22). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of 0.6 years.
(3) Includes the unwinding of deferred commissioning revenue in relation to the FLNG Hilli and FLNG Gimi's deferred pre-COD cash flows of $4.1 million (2024: $4.1 million) and $1.0 million (2024: $nil).

7.2 Lease revenues

Our lease revenue includes income from both sales-type leases and operating leases based on the classification of each contract at lease commencement.

7.2.1 FLNG Gimi Sales-type lease

On June 12, 2025, the FLNG Gimi achieved COD, triggering the commencement of the 20-year lease term with bp under the LOA. On lease commencement, the FLNG Gimi asset under development carrying value of $1,823.7 million (note 16) and the lease component of the net pre-COD cash flow of $86.1 million (note 21) previously recognized under other current liabilities were derecognized and a corresponding “Net investment in sales-type lease” of $1,767.5 million was recognized on the consolidated balance sheet. The Net investment in sales-type lease comprised of the present value of expected lease payments and the unguaranteed residual value of the FLNG Gimi at the end of the LOA term. The deemed sale of the FLNG Gimi resulted in a $30.0 million gain, presented in “Other non-operating income” on the consolidated statement of operations for the year ended December 31, 2025.

7.2.2 Time and voyage charter revenues

We also generate lease revenue from our legacy time and voyage charter arrangements which qualify as operating leases. These are recognized on a straight-line basis over the lease term or as the service is rendered, depending on the specific terms of each charter.

In 2025, following the entry of the Fuji LNG into the shipyard for its conversion into a MKII FLNG and the sale of the Golar Arctic, we no longer have vessels generating operating lease revenues from time or voyage charters, nor do we have contractual future minimum lease revenue.

The following table presents a disaggregation of lease revenues during the years ended December 31, 2025, 2024 and 2023. Sales-type lease revenue is included under our “FLNG” segment while time and voyage charter revenues are under our “Corporate and other” segment.

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Sales-type lease revenue (1)	62,724	—	—
Variable sales-type lease revenue (2)	23,335	—	—
Accretion of unguaranteed residual value (3)	3,296	—	—
Other (4)	2,106	—	—
Sales-type lease revenue	91,461	—	—

Operating lease revenue	596	9,597	16,843
Variable operating lease revenue (5)	280	2,749	1,082
Time and voyage charter revenues	876	12,346	17,925
(1) Relates to the interest income recognized on the net investment in the sales-type lease for FLNG Gimi, calculated using the rate implicit in the lease.
(2) Comprised of variable consideration of the lease including overproduction, underutilization, and other operational adjustments invoiced during the period. Variable lease revenue fluctuates period to period depending on vessel availability and performance.
(3) Relates to the periodic accretion in the present value of the unguaranteed residual value of FLNG Gimi, recognized over the lease term using the effective interest method.
(4) “Other” includes taxes that are reimbursable by lessee under the LOA and accrued demurrage costs recognized in the period during which production delays attributable to us occurred.
(5) Comprised of variable consideration of the lease including ballast and positioning bonus, which are excluded from lease payments that comprise of the minimum contractual future revenues from non-cancellable operating leases.

Maturity analysis of the Net investment in sales-type lease

The minimum future revenues included below are based on the fixed components and do not include variable or contingent revenue.

Pursuant to the LOA, bp holds certain termination rights that are subject to defined conditions and are not unilateral. Based on management’s assessment of the contractual framework and current commercial and operational circumstances, it is not reasonably expected that these termination rights will be exercised. Accordingly, the lease term has been determined to be 20 years, and the maturity analysis has been prepared on that basis.

(in thousands of $)
2026	152,281
2027	153,300
2028	153,720
2029	153,300
2030	153,300
2031 and thereafter	2,216,340
Total minimum lease receivable	2,982,241
Unguaranteed residual value	332,400
Gross investment in sales-type lease	3,314,641
Less: unearned interest income	(1,566,360)
Net investment in sales-type lease as of December 31, 2025 (1)	1,748,281
Less: current portion of net investment in sales-type lease	(146,829)
Non-current portion of net investment in sales-type lease	1,601,452
(1) Our net investment in sales-type lease includes an unguaranteed residual value which exposes us to residual value risk at the end of the lease term. We manage this risk through periodic monitoring of the underlying asset’s estimated market value, including reference to independent broker valuations. As of December 31, 2025, the market value of the underlying asset exceeded the carrying value of net investment in sales-type lease. In addition, the vessel is covered by customary insurance which further mitigates our exposure to residual asset risk.

7.3 Operating lease expense

We lease certain office premises under operating lease. Certain of these lease agreements include options to renew. We will include these renewal options when we are reasonably certain that we will exercise the option at our discretion. Certain leases include renewal or termination options; however, based on management’s assessment of the contractual terms and current circumstances, it is not reasonably expected that these options will be exercised and therefore they are not included in the measurement of the related right-of-use assets and lease liabilities.

Variable lease cost comprise of service charges related to our usage of office premises.

The components of operating lease cost were as follows:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Operating lease cost	3,442	1,675	2,335
Variable lease cost (1)	335	463	309
Total operating lease cost (2)	3,777	2,138	2,644
(1) “Variable lease cost” is excluded from lease payments that comprise of the operating lease liability.
(2) Total operating lease cost is included in the consolidated statement of operations line-items “Vessel operating expenses” and “Administrative expenses”.

As of December 31, 2025 and 2024 the right-of-use assets recognized by Golar as a lessee in various operating leases amounted to $6.2 million and $6.8 million, respectively (note 18). The weighted average remaining lease term for our operating leases is 3.6 years (2024: 4.4 years). Our weighted-average discount rate applied for most of our operating leases is 5.8% (2024: 5.5%).

The maturity of our lease liabilities is as follows:

Year ending December 31
(in thousands of $)
2026	1,978
2027	2,100
2028	1,129
2029	1,181
2030 and thereafter	285
Total minimum lease payments	6,673

8.	REALIZED AND UNREALIZED (LOSS)/GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS
The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

(in thousands of $)	Year ended December 31,
	2025	2024	2023
Realized gain on FLNG Hilli’s oil derivative instrument	34,051	68,700	73,120
Realized gain on FLNG Hilli’s gas derivative instrument	28,839	22,950	39,232
Realized MTM adjustment on commodity swap derivatives (1)	—	49,438	87,555
Realized gain on oil and gas derivative instruments, net	62,890	141,088	199,907

Unrealized loss on FLNG Hilli’s oil derivative instrument (note 14 and 18)	(55,428)	(47,272)	(76,847)
Unrealized loss on FLNG Hilli’s gas derivative instrument (note 14 and 18)	(37,674)	(6,511)	(142,521)
Unrealized MTM adjustment for commodity swap derivatives (1)	—	(48,079)	(65,290)
Unrealized loss on oil and gas derivative instruments, net	(93,102)	(101,862)	(284,658)

Realized and unrealized (loss)/gain on oil and gas derivative instruments (note 25)	(30,212)	39,226	(84,751)
(1) The commodity swaps entered into to hedge our exposure to the Dutch Title Transfer Facility (“TTF”) linked earnings on the FLNG Hilli matured during the year ended December 31, 2024. We have not entered into new commodity swaps during the year ended December 31, 2025.

The realized gain on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to LTA amendments, whereas the unrealized loss on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

9.	OTHER NON-OPERATING INCOME/(LOSS)
Other non-operating income/(loss) is comprised of the following:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Gain on deemed sale of FLNG Gimi (note 7.2.1)	29,981	—	—
Realized and unrealized MTM losses on our investment in listed equity securities (1)	—	—	(62,308)
Dividend income from our investment in listed equity securities	—	—	9,823
Others (2)	—	(7,000)	—
Other non-operating income/(loss)	29,981	(7,000)	(52,485)
(1) Relates to our previous equity holding in NFE. In 2023, we sold 1.2 million NFE Shares for an aggregate consideration of $45.6 million which resulted to $62.3 million realized MTM losses. On March 15, 2023, we disposed of our remaining 4.1 million NFE Shares as partial consideration for the repurchase of 1,230 Hilli common shares from NFE. Following these transactions, we no longer hold any listed equity securities.

(2) “Others” relates to payments to Seatrium in relation to Hilli's utilization bonus and termination fee on our historical and aborted third FLNG conversion main building contract.

10.	(LOSSES)/GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET
(Losses)/gains on derivative instruments, net is comprised of the following:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(11,161)	(5,971)	(15,583)
Net interest income on undesignated IRS derivatives	3,339	6,036	8,356
(Losses)/gains on derivative instruments, net	(7,822)	65	(7,227)

Other financial items, net is comprised of the following:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Loss on debt extinguishment (1)	(9,954)	—	—
Financing arrangement fees and other related costs (2)	(3,316)	(5,157)	(1,667)
Foreign exchange (loss)/gain on operations	(1,716)	205	(941)
Amortization of debt guarantees (3)	106	1,432	2,019
Other	(698)	(797)	(311)
Other financials items, net	(15,578)	(4,317)	(900)
(1) Loss on debt extinguishment relates to the $10.0 million write-off of unamortized deferred financing costs following the refinancing of the $700 million Gimi facility ahead of maturity (note 19). No similar costs were incurred for the years ended December 31, 2024 and 2023.
(2) Financing arrangement fees and other related costs for the years ended December 31, 2025 and 2024 included $2.4 million and $5.0 million , respectively, of financial charges incurred by the FLNG Hilli's lessor VIE. No similar costs were incurred for the year ended December 31, 2023.
(3) “Amortization of debt guarantees” relates to guarantee fees earned for the provision of charter guarantees related to our former equity method investment, Golar Partners, and debt guarantees for certain CoolCo’s sale and leaseback arrangements, all of which ended during the year ended December 31, 2024.

11.	INCOME TAX (EXPENSE)/ BENEFIT
In December 2023, the Financial Accounting Standards Board issued the ASU 2023-09, Improvements to Income Tax Disclosures. Golar adopted ASU 2023-09 effective January 1, 2025.
The components of income tax (expense)/benefit are as follows:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Current tax expense	(3,620)	(718)	(521)
Deferred tax (expense)/benefit	(687)	736	(1,349)
Total income tax benefit/(expense)	(4,307)	18	(1,870)

Golar is a Bermuda registered entity. The Group's income taxes for the years ended December 31, 2025, 2024 and 2023 differed from the amounts that would have been computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Effect of Bermuda (Domestic) income tax rate	—	—	—
Effect of movement in deferred tax and prior period adjustment	(687)	736	(1,349)
Effect of prior periods adjustment in current tax	(80)	(108)	189
Effect of taxable income in foreign tax jurisdictions	(3,540)	(610)	(710)
Total income tax (expense)/benefit	(4,307)	18	(1,870)

The table below presents income tax (expense)/benefit disaggregated by jurisdiction for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Domestic income tax expense	—	—	—
Mixed Tax Unit (1)	(2,709)	—	—
UK	(797)	469	(1,592)
Norway	(298)	(331)	(349)
Italy	(435)	—	—
Croatia	(59)	(105)	75
Others	(9)	(15)	(4)
Foreign income tax (expense)/benefit	(4,307)	18	(1,870)
Total income tax (expense)/benefit(2)	(4,307)	18	(1,870)
(1) Senegal and Mauritania are considered a single tax jurisdiction due to the joint tax administration established for the GTA Project (the "Mixed Tax Unit"). The Mixed Tax Unit provides a unified tax and customs regime for the GTA Project that prevails over the domestic tax rules of each jurisdiction.
Net income from continuing operations before tax and income tax disaggregation
Net income from continuing operations before income tax expense/(benefit) and the related tax expense/(benefit) are disaggregated as follows:

(in thousands of $)	Year ended December 31,
	2025	2024	2023
(Loss)/income before income tax expense/(benefit):
Domestic(2)	(55,989)	20,357	(42,332)
Foreign	172,872	60,418	41,059
Income/(loss) before tax	116,883	80,775	(1,273)

Income tax expense/(benefit):
Domestic	—	—	—
State and federal	—	—	—
Foreign	4,307	(18)	1,870
Total income tax expense/(benefit)	4,307	(18)	1,870
(2) Domestic losses for the years ended December 31, 2023 and 2025 relate primarily to: (i) realized MTM losses associated with our previous equity holding in NFE in 2023 (note 9) and (ii) increased corporate debt interest expense following issuance of the $575 million Convertible Bonds in June 2025 and the 2025 Senior Unsecured Notes in Oct (note 19).

Effective Income Tax Rate ("ETR") reconciliation
The income taxes for the years ended December 31, 2025, 2024, and 2023 differed from the amounts that would have been computed by applying the Bermuda statutory income tax rate of 0% as follows:

(in thousands of $)
Category	Year ended December 31, 2025	ETR %	Year ended December 31, 2024	ETR %	Year ended December 31, 2023	ETR %
Tax computed at the Bermuda statutory rate (0%)	—	—%	—	—%	—	—%
Foreign taxes at statutory rates other than Bermuda’s statutory rate(3):
Mixed Tax Unit	2,709	2.3%	—	—%	—	—%
UK	797	0.7%	(469)	(0.6)%	1,592	—%
Norway	298	0.3%	331	0.4%	349	—%
Italy	435	0.4%	—	—%	—	—%
Croatia	59	0.1%	105	0.1%	(75)	—%
Others	9	—%	15	—%	4	—%
Total income tax benefit/(expense)	4,307	3.7%	(18)	—%	1,870	—%
Effective Tax Rate		3.7%		—%		—%
(3) Foreign tax effects represent income taxes incurred in jurisdictions where the Group operates that have statutory tax rates different from the Bermuda statutory income tax rate of 0%.

Deferred taxes

The tax effects in the effective tax rate arise primarily from our taxable income from operations in the UK, Norway, the Mixed Tax Unit, Croatia and Italy.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and pensions.

For the years ended December 31, 2025, 2024 and 2023, the deferred taxes related to our defined benefit pension plan were presented under “(Losses)/gains associated with pensions, net of tax” in the consolidated statement of comprehensive income, amounting to $0.6 million expense, $0.3 million benefit and $1.4 million expense, respectively.

As of December 31, 2025, we have a deferred tax asset of $0.2 million (2024: $0.1 million).

Income Taxes Paid

For the years ended December 31, 2025, 2024 and 2023, we did not pay any U.S. federal or state income taxes. Income taxes paid (net of refunds received) to individual foreign jurisdictions that were equal to or greater than 5% of total income taxes paid are as follows:

(in thousands of $)	Year ended December 31,
Category	2025	2024	2023
Mixed Tax Unit (4)	2,377	—	—
UK	271	303	148
Norway	333	326	186
Italy	250	—	—
Croatia	231	138	497
Others(5)	—	3	26
	3,462	770	857

(4) Pursuant to the FLNG Gimi LOA, bp will indemnify us for taxes incurred in connection with the GTA Project, throughout the duration of the contract.
(5) Others comprise of jurisdictions that are each below the 5% disclosure threshold and therefore are not separately disaggregated.

Jurisdictions Open to Examinations

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are as follows: 2024 (UK), 2023 (Cameroon, Italy, Brazil and the US) and 2021 (Croatia, Norway and the Mixed Tax Unit).

12.	EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share “EPS”/(“LPS”) is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Net income/(loss) net of non-controlling interests - continuing operations - basic and diluted	65,676	50,839	(47,086)
Net income net of non-controlling interests - discontinued operations - basic and diluted	—	—	293

The components of the denominator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Year ended December 31,
(in thousands)	2025	2024	2023
Basic:
Weighted average number of common shares outstanding	103,311	104,200	106,620

Dilutive:
Dilutive impact of share options and RSUs (1)	1,117	1,068	—
Dilutive impact of 2025 Convertible Bonds (2)	5,066	—	—
Weighted average number of common shares outstanding	109,494	105,268	106,620

EPS/(LPS) per share are as follows:

	Year ended December 31,
	2025	2024	2023
Basic EPS/(LPS) from continuing operations	$0.64	$0.49	$(0.44)
Diluted EPS/(LPS) from continuing operations (1)	$0.60	$0.48	$(0.44)
Basic and diluted EPS/(LPS) from discontinued operations	—	—	—
(1) The effects of stock awards have been excluded from the calculation of diluted EPS/LPS from continuing operations for the year ended December 31, 2023 because the effects were anti-dilutive.
(2) On June 30, 2025, we issued $575 million of 2.75% convertible senior unsecured notes (the “2025 Convertible Bonds”), maturing December 15, 2030. The initial conversion rate is 17.3834 common shares per $1,000 principal amount of the bonds, equivalent to conversion price of approximately $57.53 per common share. The time-weighted potential dilutive impact of the issuance using the if-converted method has been reflected above.

13.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash balances are as follows:

(in thousands of $)	2025	2024
Restricted cash in relation to FLNG Gimi (1)	38,424	58,107
Restricted cash relating to the LNG Hrvatska O&M Agreement (2)	13,258	12,715
Restricted cash and short-term deposits held by lessor VIE (3)	11,429	17,472
Restricted cash relating to office lease	1,085	949
Restricted cash in relation to FLNG Hilli (4)	—	60,955
Total restricted cash and short-term deposits	64,196	150,198
Less: Amounts included in current restricted cash and short-term deposits	(24,695)	(75,579)
Long-term restricted cash	39,501	74,619
(1) The restricted cash balance as of December 31, 2024 relates to amounts classified as restricted under the terms of the $700 million Gimi facility. Pre-commissioning contractual cash flows were required to be reserved and could only be used for debt service prior to achieving COD. These restrictions were lifted through a contractual release mechanism upon reaching COD in June 2025.
Following COD and the refinancing of the $700 million Gimi facility through drawdown of the $1.2 billion facility agreement in November 2025 (note 19), the restricted cash balance as of December 31, 2025 relates to the requirement to maintain a debt service reserve account for the duration of the facility term.
(2) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of $10.7 million (€9.1 million) and one in the amount of $1.3 million, both of which will remain restricted, inclusive of accrued interest. In July 2025, we mutually agreed with LNG Hrvatska d.o.o. to terminate the O&M Agreement for the FSRU LNG Croatia. Pursuant to the deed of termination, the performance guarantees were discharged and the associated restricted cash was subsequently released in January 2026, with no further obligations thereafter.
(3) This is held by lessor VIE that we are required to consolidate under U.S. GAAP (note 5).
(4) In November 2015, we provided cash collateral to support a $400 million letter of credit (“LC”) issued by a financial institution as a performance guarantee under the LTA with Perenco and SNH. Over time, the LC and related cash collateral were subject to a stepped reduction based on the operational performance of FLNG Hilli. Although the cash collateral was originally expected to remain until the end of the LTA term, in June 2025, we agreed with the financial institution to release the cash collateral requirement under the LC.
There were no short-term investments for the years ended December 31, 2025 and 2024.

14.	OTHER CURRENT ASSETS

Other current assets consists of the following:

(in thousands of $)	2025	2024
Gas derivative instrument (note 8 and 25) (1)	9,478	—
Prepaid expenses	8,684	2,939
Interest receivable from money market deposits and bank accounts (note 25)	3,353	2,053
Oil derivative instrument (note 8 and 25) (1)	3,248	—
Inventories	792	2,077
Receivable from IRS derivatives	269	1,745
MTM asset on IRS derivatives (note 25)	—	422
Other (2)	6,189	38,646
Other current assets	32,013	47,882
(1) As of December 31, 2025, balances related to the FLNG Hilli's LTA have been reclassified from “Other non-current assets” to “Other current assets” to reflect the LTA’s scheduled maturity in July 2026 (note 18).
(2) Included in “Other” as of December 31, 2025 and 2024 are receivables from bp in relation to pre-COD contractual cash flows of $nil and $31.6 million, respectively. Following the COD of FLNG Gimi, these receivables were reclassified from “Other current assets” to “Trade receivables”.
Also included in “Other” at December 31, 2024 was $2.4 million in waived dividends related to the acquisition of the FLNG Hilli non-controlling interest, which was unwound in February 2025.

15.	EQUITY METHOD INVESTMENTS

At December 31, 2025 and 2024, we have the following participation in investments that are recorded using the equity method:

	2025	2024
Southern Energy S.A. (“SESA”)	10.0%	—%
Logística e Distribuição de Gás S.A. (“LOGAS”)	58.0%	58.0%
Egyptian Company for Gas Services S.A.E (“ECGS”)	50.0%	50.0%
Aqualung Carbon Capture AS (“Aqualung”)	4.0%	4.4%
NEUSA I S.A. (“Neusa”)	50.0%	—%
Higas Holdings Limited (“Higas”)	25.0%	25.0%
Avenir LNG Limited (“Avenir”)	—%	23.4%

The carrying amounts of our equity method investments as of December 31, 2025 and 2024 are as follows:

(in thousands of $)	2025	2024
SESA	29,426	—
LOGAS	7,562	7,183
ECGS	6,216	5,502
Aqualung	1,794	2,046
Neusa	13	—
Avenir	—	28,934
Total equity method investments	45,011	43,665

The components of our equity method investments are as follows:

(in thousands of $)	2025	2024
Balance as of January 1	43,665	53,982
Additions	30,134	3,948
Net income/(loss)	8,928	(4,668)
Guarantees	—	(957)
Share of other comprehensive income/(loss)	1,427	(579)
Dividends	—	(456)
Net proceeds from disposals	(39,143)	(4,771)
Impairment of equity method investment	—	(2,834)
Balance as of December 31	45,011	43,665

SESA

We entered into an agreement with a consortium of Argentinian gas producers to form SESA. The venture aims to develop and commercialize Argentina's domestic natural gas resources by building a FLNG export facility, using gas from the Vaca Muerta shale formation. Golar will provide the FLNG vessel and part fund the project, while the upstream partners will supply the gas, manage regulatory matters and also contribute additional capital.

During the year ended December 31, 2025, Golar contributed $30.1 million to SESA, securing a 10% equity interest. In addition to our ownership stake, we hold a representation on SESA's board of directors and the authority to appoint the Chief Operating Officer of SESA. Accordingly, we have determined that we exert significant influence over SESA and have adopted the equity method of accounting for our investment.

LOGAS

LOGAS is based in Brazil and provides services to businesses and local authorities including the distribution and transportation of compressed natural gas (“CNG”), compression and decompression, LNG storage and distribution, and the purchase and sale of natural gas. In October 2023, Macaw Brazil entered into an investment agreement to acquire a 58% ownership interest in LOGAS for BRL45.0 million (approximately $9.3 million), which completed in November 2023. Although we hold 58% majority voting interest, with the remaining 42% held by the non-controlling interest, the non-controlling shareholders retain substantive participating rights for as long as they hold at least 30% of LOGAS's voting shares. These rights prevent us from unilaterally directing the significant operating and financial decisions of LOGAS in the ordinary course of business. Accordingly, we have concluded that we do not control LOGAS but instead exercise significant influence over its operating and financial policies, and we account for our investment using the equity method.

On December 30, 2025, Macaw Brazil entered into a share purchase agreement (the “LOGAS SPA”) for the sale of our 58% interest in LOGAS for BRL55.0 million (approximately $10.0 million), subject to the satisfaction of customary closing conditions. The transaction is expected to close in the first half of 2026. Accordingly, we continued to account for our investment in LOGAS using the equity method.

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

Aqualung

Aqualung is an Oslo-based technology company that has developed and achieved proof of concept for a CO2 capture and separation membrane technology which may be used to reduce carbon emissions for future FLNG projects. In May 2022, we invested $2.4 million, securing a 4.6% equity interest. As of December 31, 2025 our ownership interest had been diluted to 4.0% following the issuance of shares under employee share-based compensation arrangements. Since August 2022, we were granted representation on the board and accordingly have adopted the equity method of accounting for our investment in Aqualung.

Avenir and Higas

Avenir pursues opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand, the development of LNG bunkering services and supply to the transportation sector. In October 2018, we invested $24.8 million for an initial 25% equity interest in Avenir. Our ownership interest was subsequently diluted following a private placement by Avenir, while our total investment increased to $42.75 million as a result of additional capital contributions.

In November 2024, Avenir divested its ownership of the LNG storage terminal in Sardinia, Italy, into a newly formed entity, Higas Holdings (“Higas”). The majority shareholders in Avenir subscribed shares in Higas as follows: 50% by Stolt-Nielsen and 25% each for Golar and Höegh Evi. To fund the subscription, Golar sold 3.6 million Avenir shares at $1.095 per share, recognizing a gain on partial disposal of $0.5 million which reduced our ownership in Avenir to 23.36%. In connection with the transaction, the Avenir revolving shareholder loan was novated to Higas under the same terms (note 26).

Given the continued uncertainties on the future cashflows from the inclusion of the Higas terminal within Sardinia's regulatory framework, we fully impaired our investment in Higas and recognized an impairment charge of $2.8 million at December 31, 2024.

In February 2025, we divested our remaining 39.1 million shares in Avenir with a carrying value of $28.8 million at $1.0 per share, recognizing a gain on disposal of $10.3 million, presented in “Net income/(loss) from equity method investments” in the consolidated statements of operations. Following the divestment, we no longer have significant influence over Avenir and ceased accounting for the investment under equity method (see note 26).

16.	ASSETS UNDER DEVELOPMENT

	2025			2024
(in thousands of $)	FLNG Gimi	MKII FLNG	Total	FLNG Gimi	MKII FLNG	Total
Balance as of January 1,	1,762,632	498,565	2,261,197	1,562,828	—	1,562,828
Transferred from other non-current assets	—	—	—	—	255,289	255,289
Transferred from vessels and equipment, net and other current assets	—	76,270	76,270	—	—	—
Additions	65,381	596,711	662,092	109,130	238,079	347,209
Interest costs capitalized	38,816	56,583	95,399	90,674	5,197	95,871
Reimbursement of capital spares invoiced to bp at COD	(43,152)	—	(43,152)	—	—	—
Derecognition on commencement of sales-type lease (note 7)	(1,823,677)	—	(1,823,677)	—	—	—
Balance as of December 31,	—	1,228,129	1,228,129	1,762,632	498,565	2,261,197

16.1. FLNG Gimi
In February 2019, Gimi MS entered into a LOA with bp, and our subsidiary Golar MS Operator S.A.R.L. The LOA provides for the construction and conversion of LNG carrier Gimi to an FLNG, commissioning and completing specified acceptance tests commencing on COD. FLNG Gimi arrived at the GTA Hub's operating boundary on January 10, 2024 and was securely moored to the Hub on February 20, 2024.

On June 12, 2025, FLNG Gimi achieved COD, resulting in the commencement of the 20-year LOA. In connection with the LOA, $43.2 million of capital spares and consumables procured during the conversion and commissioning of the FLNG Gimi, but not consumed, were invoiced to bp upon COD. This amount was recorded as a reduction to the asset under development prior to derecognition and reclassified to “Trade receivables” upon COD. Thereafter, we derecognized the FLNG Gimi asset under development of $1,823.7 million and recognized a net investment in a sales-type lease receivable (note 7).
Following COD, we will operate and maintain FLNG Gimi, making her capacity exclusively available for the liquefaction of natural gas from the GTA Project and offloading of LNG produced.

16.2 MKII FLNG

On September 17, 2024, Golar's Board approved the entry into an EPC agreement with CIMC for a MKII FLNG with an annual liquefaction capacity of 3.5 mtpa. Under the EPC agreement, B&V will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process, similar to B&V's role in the construction of Golar’s existing assets, the FLNG Hilli and FLNG Gimi.

The execution of the binding EPC agreement signifies that the MKII FLNG conversion is virtually certain. Consequently, all MKII FLNG costs of $255.3 million, previously classified as “Other non-current assets”, were reclassified to “Assets under development”, comprised of:

•$59.4 million and $109.8 million of project engineering costs and long lead items, respectively, as of December 31, 2023; and
•$86.1 million of project engineering costs and long lead items incurred from January 1, 2024 to September 17, 2024.

Costs incurred after this date have been presented as additions to the MKII FLNG asset under development.

On February 14, 2025, Fuji LNG, the donor vessel for the MKII FLNG, arrived at CIMC's yard for conversion. Concurrently, the net book value of the vessel of $76.3 million previously included within “Vessels and equipment, net” was reclassified to “Asset under development”.

In September 2024, we issued a $100.0 million LC in favor of B&V with CIMC. Under the provisions of the LC, the profile reduces over time to reflect payments made by CIMC under the EPC agreement. There is no associated cash collateral, however a 1.5% upfront fee was paid and a 1.75% annual margin is payable on the outstanding balance which expires in January 2028.

The total estimated budget for the MKII FLNG conversion is estimated at $2.2 billion, inclusive of the donor vessel (Fuji LNG), yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The MKII FLNG is expected to be delivered in Q4 2027.

As of December 31, 2025, the estimated timing of the outstanding payments is as follows. Of the total amount, $91.0 million and $12.5 million are presented within “Trade accounts payable” and “Accrued expenses”, respectively, in the consolidated balance sheets:

(in thousands of $)
Year ending December 31,
2026	416,773
2027	422,224
2028	178,133
2029	166,336
Total	1,183,466

17.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1, 2025	1,408,063	45,771	109,650	3,873	1,567,357
Additions	—	—	—	12	12
Disposals (1)	(186,872)	—	(7,964)	—	(194,836)
Transfer to asset under development (note 16) (2)	(77,500)	—	(1,686)	—	(79,186)
As of December 31, 2025	1,143,691	45,771	100,000	3,885	1,293,347

Depreciation, amortization and impairment
As of January 1, 2025	(407,516)	(36,994)	(41,034)	(2,068)	(487,612)
Charge for the year (3)	(37,147)	(5,543)	(5,043)	(596)	(48,329)
Disposals (1)	162,906	—	7,964	—	170,870
Transfer to asset under development (note 16) (2)	2,721	—	195	—	2,916
As of December 31, 2025	(279,036)	(42,537)	(37,918)	(2,664)	(362,155)

Net book value as of December 31, 2025	864,655	3,234	62,082	1,221	931,192

(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1, 2024	1,330,563	45,771	108,492	5,893	1,490,719
Additions (2)	77,500	—	1,158	175	78,833
Transfers to intangible assets	—	—	—	(766)	(766)
Write-offs (4)	—	—	—	(1,429)	(1,429)
As of December 31, 2024	1,408,063	45,771	109,650	3,873	1,567,357

Depreciation, amortization and impairment
As of January 1, 2024	(350,177)	(31,450)	(28,181)	(3,234)	(413,042)
Charge for the year (3)	(40,529)	(5,544)	(6,730)	(263)	(53,066)
Write-offs (4)	—	—	—	1,429	1,429
Impairment (1)	(16,810)	—	(6,123)	—	(22,933)
As of December 31, 2024	(407,516)	(36,994)	(41,034)	(2,068)	(487,612)

Net book value as of December 31, 2024	1,000,547	8,777	68,616	1,805	1,079,745
(1) In 2024, we engaged in discussions with multiple potential buyers regarding the sale of the Golar Arctic however, no binding agreement was in place as of December 31, 2024, and the vessel did not meet the criteria to be classified as held for sale. Accordingly, an impairment assessment was performed, and management concluded that third-party purchase offers received during the year better reflected the current exit price in the LNGC market than average broker valuations. As a result, an impairment charge of $22.9 million was recognized as of December 31, 2024 under the “Corporate and other” segment (reflecting the retrospective merger of the “Shipping” segment into “Corporate and other”).
In February 2025, we completed the sale of the Golar Arctic, including unused fuel onboard, for net consideration of $24.8 million, resulting in a loss on disposal of $0.5 million, recognized in “Other operating (loss)/income.” Following this transaction, Golar fully exited its legacy shipping business.

(2) In March 2024, we acquired the Fuji LNG, the donor vessel for the MKII FLNG, for $77.5 million and recorded it within “Vessels and equipment, net.” As of December 31, 2024, Fuji LNG was presented under the “Corporate and other” segment (reflecting the retrospective merger of the “Shipping” segment into “Corporate and other”) while trading as an LNG carrier.
In February 2025, upon arrival at CIMC’s yard for conversion, the vessel’s net book value of $76.3 million was reclassified from “Vessels and equipment, net” to “Assets under development” (note 16) and was presented under the FLNG segment.
(3) Depreciation and amortization charges exclude $0.9 million and $0.5 million of amortization charges in relation to the Cameroon license fee and intangible assets for the years ended December 31, 2025 and 2024, respectively.
(4) Write-offs relates to fully depreciated or fully amortized fixed assets.

18.	OTHER NON-CURRENT ASSETS
Other non-current assets are comprised of the following:

(in thousands of $)	2025	2024
Pre-operational assets (1)	46,780	8,782
MTM asset on IRS derivatives (note 25)	2,551	32,995
Operating lease right-of-use-assets (2)	6,198	6,771
Oil derivative instrument (note 8 and 25) (3)	—	58,676
Gas derivative instrument (note 8 and 25) (3)	—	47,152
Other (4)	7,522	5,855
Other non-current assets	63,051	160,231
(1) As of December 31, 2025, “Pre-operational assets” comprised of:
•$38.5 million of capitalized shipyard and engineering costs, including long-lead items, incurred in connection with the pre-redeployment refurbishment project of FLNG Hilli in preparation for her 20-year bareboat charter agreement with SESA commencing in 2027 (December 31, 2024: $nil); and
•$8.3 million of capitalized costs relating to Macaw’s flare-to-gas mobile kit project, including engineering and other directly attributable costs (December 31, 2024: $8.8 million).
(2) Relates to our office premises leases in London and Oslo and warehouse lease in Nouakchott.
(3) As FLNG Hilli's contract with Perenco ends July 2026, the amounts receivable from oil and gas derivative instruments under the LTA have been reclassified from “Other non-current assets” to “Other current assets”.
(4) For the years ended December 31, 2025 and 2024, “Other” include a $5.0 million in a pooled investment fund entity, measured at cost.

19.	DEBT

(in thousands of $)	2025	2024
Total debt, net of deferred financing costs	(2,758,024)	(1,452,255)
Less: Current portion of long-term debt and short-term debt	301,202	521,282
Long-term debt	(2,456,822)	(930,973)

The outstanding debt, gross of deferred financing costs, as of December 31, 2025 is repayable as follows:

Year ending December 31	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
2026	(75,000)	(230,037)	(305,037)
2027	(75,000)	—	(75,000)
2028	(75,000)	—	(75,000)
2029	(375,000)	—	(375,000)
2030	(1,150,000)	—	(1,150,000)
2031 and thereafter	(825,000)	—	(825,000)
Total	(2,575,000)	(230,037)	(2,805,037)
Deferred financing costs	46,630	383	47,013
Total debt net of deferred financing costs	(2,528,370)	(229,654)	(2,758,024)
(1) This relates to debt balance of our consolidated lessor VIE entity (note 5).

(in thousands of $)	2025	2024	Maturity date
Gimi facilities	(1,200,000)	(670,833)	November 2032 / March 2030
2025 Convertible Bonds	(575,000)	—	December 2030
2025 Senior Unsecured Notes	(500,000)	—	October 2030
2024 Unsecured Bonds	(300,000)	(300,000)	September 2029
2021 Unsecured Bonds	—	(189,642)	October 2025
Subtotal (excluding lessor VIE debt)	(2,575,000)	(1,160,475)
CSSC VIE debt - FLNG Hilli facility	(230,037)	(314,466)	Repayable on demand/2026
Total debt (gross)	(2,805,037)	(1,474,941)
Less: Deferred financing costs	47,013	22,686
Total debt, net of deferred financing costs	(2,758,024)	(1,452,255)
Gimi facilities
Gimi $1.2 billion facility
In November 2025, we refinanced the $700 million Gimi facility through the $1.2 billion secured term loan facility with a syndicate of lenders (the “$1.2 billion Gimi facility”). The $1.2 billion Gimi facility bears interest at three-month SOFR plus a margin of 2.5% and includes a final balloon payment of $675.0 million due at maturity.

Gimi $700 million facility

In 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion of the FLNG Gimi. As of December 31, 2024, we had fully drawn the available funds. The facility had a final balloon payment of $350.0 million due in March 2030 and bore interest at SOFR plus a margin of 4.0% during the conversion phase, reducing to SOFR plus a margin of 3.0% post COD.

In November 2025, we repaid the facility in full using a portion of the proceeds from the new $1.2 billion Gimi facility, settling $627.1 million of outstanding principal and associated accrued interest and recognized a $10.0 million loss on extinguishment of debt.

2025 Convertible Bonds
On June 30, 2025, we issued $575 million of 2.75% convertible senior unsecured notes (“2025 Convertible Bonds”), maturing December 15, 2030. The initial conversion rate is 17.3834 common shares per $1,000 principal amount of the bonds, equivalent to a conversion price of approximately $57.53 per common share. This represents a conversion premium of approximately 40% over the closing share price of $41.09 prior to issuance on June 25, 2025. The conversion price is subject to adjustment in the event of certain dividends or other corporate actions. Upon conversion of a note, we will pay or deliver cash, common shares or a combination of cash and common shares, at our election. We have assessed the 2025 Convertible Bonds and concluded that the embedded conversion feature does not require bifurcation, accordingly the 2025 Convertible Bonds are recognized as a long term debt liability and measured at amortized cost.
Interest expense for the year ended December 31, 2025 related to the 2025 Convertible Bonds consisted of $8.0 million million of contractual interest and $1.1 million of amortization of deferred financing costs. There was no comparable interest expense in 2024.

2025 Senior Unsecured Notes

In October 2025, we issued the 2025 Senior Unsecured Notes, maturing October 2030 and are listed on The International Stock Exchange (“TISE”). The 2025 Senior Unsecured Notes were issued at par and bear interest at a rate of 7.500% per annum, payable semi-annually in arrears.

The terms of the 2025 Senior Unsecured Notes grant us:
•an early redemption option to redeem up to 40% of the 2025 Senior Unsecured Notes prior to October 2, 2027 at a redemption price equal to 107.50% of the principal amount of the notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, provided that at least 60% of the aggregate original principal amount of the notes remains outstanding immediately thereafter;
•an early redemption option to redeem the 2025 Senior Unsecured Notes prior to October 2, 2027 at a redemption price equal to 100% of the principal amount plus a “make-whole” premium;
•early redemption options to redeem all or part of the 2025 Senior Unsecured Notes on or after each of October 2, 2027, October 2, 2028 and October 2, 2029 at redemption prices of 103.75%, 101.88% and 100% of the principal amount of the notes, respectively; and
•an early redemption option to redeem the 2025 Senior Unsecured Notes at 100% of the principal amount of the notes if we would otherwise be required to pay additional amounts in respect of the 2025 Unsecured Notes as a result of changes in tax legislation or treatment.

The terms of the 2025 Senior Unsecured Notes grant the note holders a right to require that we repurchase some or all of the 2025 Senior Unsecured Notes at a price of 101% of the principal amount of the notes, which is triggered by certain events including a change of control, an event of loss and certain asset sales. The terms of the 2025 Senior Unsecured Notes also contain customary negative covenants and restrictions including, amongst other things, our ability to incur or guarantee additional indebtedness; make certain restricted payments and investments, including dividends and other distributions; create or incur certain liens; transfer or sell assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

2024 Unsecured Bonds

In September 2024, we issued $300.0 million senior unsecured bonds in the Nordic bond market (“2024 Unsecured Bonds”), maturing September 2029. The 2024 Unsecured Bonds bears interest at 7.75% per annum.

The terms of the 2024 Unsecured Bonds grant us:
•an early redemption option to redeem the 2024 Unsecured Bonds for 100% of the nominal amount if it is required to gross up any withholding tax from any payments in respect of the 2024 Unsecured Bonds;
•early redemption call option to redeem all of some of the 2024 Unsecured Bonds at multiple dates throughout the four years term with pricing that reduces as the maturity date approaches;
•to purchase and hold the 2024 Unsecured Bonds and that such 2024 Unsecured Bonds may be retained, sold or cancelled at our sole discretion; and

•grants the bondholders a mandatory repurchase put option to require that that we repurchase some or all of the 2024 Unsecured Bonds for 101% of the Nominal Amount per bond – the put option is triggered by a change of control event, a de-listing event, a disposal event or a total loss event.

2021 Unsecured Bonds

In 2021, we issued $300.0 million senior unsecured bonds in the Nordic bond market (“2021 Unsecured Bonds”), which bore interest at 7.00% per annum due in October 2025. Throughout the bond term we re-purchased and subsequently re-issued various amounts, with $189.7 million outstanding immediately prior to maturity. The bonds were fully repaid at maturity using part of the proceeds from the 2025 Senior Unsecured Notes.

Lessor VIE debt

The following loan relates to the CSSC entity that we consolidate as a VIE. Although we have no control over the funding arrangement of this entity, we consider ourselves the primary beneficiary of this VIE and therefore are required to consolidate this loan facility into our financial results (note 5).

Facility	Effective from	SPV	Loan counterparty	Loan facility at inception (in $ millions)	Loan facility at December 31, 2025 (in $ millions)	Loan duration/maturity	Interest
Hilli	June 2018	Fortune Lianjing Shipping S.A.	CSSC entity	(840.0)	(35.5)	2026	SOFR plus margin
				(120.0)	(194.5)	Repayable on demand	Fixed rate(1)
(1) In 2024, the previously non-interest bearing loan with the CSSC entity began accruing interest at a fixed rate.

Debt restrictions

Certain of our debts are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, enter into mergers and acquisitions, purchase and sell vessels, repurchase common stock or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets to liabilities and minimum net worth and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to maintain at least $50.0 million of cash and cash equivalents on a consolidated group basis. As of December 31, 2025, we were in compliance with all our covenants under our various ~~loan~~ financing agreements.

20.	ACCRUED EXPENSES
Accrued expenses is comprised of the following:

(in thousands of $)	2025	2024
Finance related (1)	(46,203)	(27,560)
Vessel related (2)	(38,470)	(24,999)
Administrative related (3)	(16,946)	(13,512)
Accrued expenses	(101,619)	(66,071)
(1) “Finance related” accrued expenses comprised of accrued interest and finance charges in relation to our debt facilities (note 19).
(2) “Vessel related” accrued expenses comprised of engineering and yard-related conversion costs and vessel operating expenses such as crew wages, supplies, routine repairs, maintenance, lubricating oils and insurance. As of December 31, 2025, included in “Vessel related” are accrued costs related to MKII FLNG conversion and FLNG Gimi commissioning works $12.3 million and $5.8 million, respectively (December 31, 2024: $2.1 million and $13.6 million, respectively).
(3) “Administrative related” accrued expenses comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other office and general expenses.

21.	OTHER CURRENT LIABILITIES
Other current liabilities are comprised of the following:

(in thousands of $)	2025	2024
Day 1 gain deferred revenue - current portion (1) (note 22)	(6,846)	(12,783)
Deferred revenue	(2,246)	(5,360)
Current portion of operating lease liability (note 7)	(2,026)	(1,587)
Current portion of deferred pre-COD cash flows (2)	(1,844)	—
Pre-COD cash flows (2)	—	(23,842)
Other (3)	(15,952)	(11,693)
Other current liabilities	(28,914)	(55,265)
(1) Current portion of Day 1 gain arose from amount deferred upon the initial recognition of FLNG Hilli’s oil and gas derivative instruments embedded in the LTA and the FLNG Hilli's gas derivative instruments pursuant to LTA Amendment 3 (note 7). As of December 31, 2025, the balance relating to FLNG Hilli’s oil and gas derivative instruments is $5.3 million and $1.5 million (2024: $10.0 million and $2.8 million), respectively.
(2) In August 2024, we and bp agreed to a series of pre-COD payments to address project delays and align on commissioning milestones. These payments, which began in 2023 and were formalized through settlement and amendment deeds that resolved the previously announced arbitration. Prior to COD, we received net contractual payments of $123.1 million (December 31, 2024: $23.8 million), comprising of:
•$226.9 million of payments from bp, including project milestones for the period from January 10, 2024 to COD;
•$6.1 million payments from bp for temporary crew accommodation arrangements; and
•partially offset by $109.9 million in liquidated damages we paid bp for the period from March 17, 2023 to January 9, 2024.
The total LOA consideration was allocated between lease and non-lease components based on their relative standalone selling prices. As of December 31, 2025, the deferred non-lease component amounted to $35.8 million, comprising of $1.8 million in “Other current liabilities” and $34.0 million in “Other non-current liabilities” (note 22). This balance will be recognized evenly to income over the 20-year term of the LOA (note 7.1).
(3) Included in “Other” as of December 31, 2025 is an ARO of $6.8 million related to FLNG Hilli, which was reclassified from “Other non-current liabilities” to “Other current liabilities” to reflect our obligation upon the LTA's scheduled maturity in July 2026 (note 22).

22.	OTHER NON-CURRENT LIABILITIES
Other non-current liabilities are comprised of the following:

(in thousands of $)	2025	2024
VIE dividend payable (1)	(184,000)	(184,000)
Deferred pre-COD cash flows (note 21)	(34,046)	—
Pension obligations (note 23)	(20,389)	(21,209)
Non-current portion of operating lease liabilities (note 7)	(4,646)	(5,124)
Day 1 gain deferred revenue (2)	—	(6,604)
Deferred commissioning period revenue (3)	—	(2,145)
Other (4)	(2,804)	(6,694)
Other non-current liabilities	(245,885)	(225,776)
(1) In December 2024, the lessor VIE declared a dividend of $184.0 million to a CSSC entity. The unpaid dividend is unsecured, interest free and due for payment in 2027. Given we are the primary beneficiary of the VIE, this amount has been fully consolidated into our financial statements (note 5).
(2) Non-current portion of Day 1 gain arose from amount deferred upon the initial recognition of FLNG Hilli’s oil and gas derivative instruments embedded in the LTA and the FLNG Hilli's gas derivative instruments pursuant to LTA Amendment 3 (note 7). As of December 31, 2025, the balance had been reclassified from “Other non-current liabilities” to “Other current liabilities” to reflect the LTA’s maturity in July 2026 (note 21).
(3) This pertains to the billing during the commissioning period for FLNG Hilli, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the LTA contract term, commencing on the acceptance of the FLNG Hilli. As of December 31, 2025, balances related to the FLNG Hilli's LTA were reclassified from “Other non-current liabilities” to “Other current liabilities” to reflect the LTA’s contractual maturity in July 2026 (note 21).
(4) Included in “Other” as of December 31, 2024 is an ARO of $6.4 million related to FLNG Hilli, which was reclassified from “Other non-current liabilities” to “Other current liabilities” to reflect our obligation upon the LTA's contractual maturity in July 2026 (note 21).

23.	PENSIONS
Defined contribution scheme

We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charges to our consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 was $1.8 million, $1.5 million and $1.6 million, respectively.

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

In May 2024, we entered into a buy-in insurance agreement in relation to our UK scheme, under which the pension plan purchased an annuity policy that matches certain of the plan’s liabilities. This resulted in the disinvestment of the pension plan's assets previously held by a third-party financial institution and a net charge to other comprehensive income of $1.9 million. As a result, the UK pension plan assets were reclassified from Level 1 to Level 3 of the fair value hierarchy, as the annuity contract lacks an active market and is valued using significant unobservable inputs, including actuarial assumptions and insurer credit risk. The annuity policy is measured based on the projected benefit obligation, adjusted for known experience and solvency assumptions, which we believe reasonably approximates insurer pricing. Given the nature of these inputs, the fair value of the annuity contract is sensitive to changes in discount rates and mortality assumptions. The buy-in insurance agreement is expected to be converted to a settlement agreement within 2026. Under a fully executed settlement agreement, our plan's obligation would be fully transferred to the insurer, at which point releasing us from further liabilities.

The components of net periodic benefit costs are as follows:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Service cost	—	(27)	(33)
Interest cost	(1,561)	(1,481)	(1,622)
Expected return on plan assets	370	426	427
Recognized actuarial loss	(2,361)	(1,331)	(307)
Net periodic benefit cost	(3,552)	(2,413)	(1,535)

The components of net periodic benefit costs are recognized in the consolidated statement of operations within “administrative expenses” and “vessel operating expenses” amounting to $2.4 million, (2024: $1.2 million) and $1.2 million (2024: $1.2 million), respectively. The estimated net loss amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2025 was $2.4 million (2024: $1.3 million). The increase in estimated net loss amortization and the net periodic benefit costs reflects the impact of the buy-in insurance agreement, which shortened the amortization period from 15 years to 3 years from 2024 onwards.

The change in projected benefit obligation and plan assets and reconciliation of funded status for the years ended December 31, 2025 and 2024 are as follows:

(in thousands of $)	2025	2024
Reconciliation of benefit obligation:
Benefit obligation at January 1	31,633	33,433
Service cost	—	27
Interest cost	1,561	1,481
Actuarial loss / (gain) (1)	138	(219)
Foreign currency exchange rate changes	591	(137)
Benefit payments	(2,982)	(2,952)
Projected benefit obligation at December 31	30,941	31,633
(1) Actuarial loss/(gain) is sensitive to changes in key actuarial assumptions specifically discount rates, mortality rates and assumed future salary increases.

The accumulated benefit obligation at December 31, 2025 and 2024 was $30.9 million and $31.6 million, respectively.

(in thousands of $)	2025	2024
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	8,142	9,962
Actual return on plan assets	151	(1,028)
Employer contributions	2,449	2,290
Foreign currency exchange rate changes	593	(130)
Benefit payments	(2,982)	(2,952)
Fair value of plan assets at December 31	8,353	8,142

The amounts recognized in accumulated other comprehensive income, as of December 31, 2025 and 2024, is $2.6 million and $4.3 million, respectively.

The actuarial loss recognized in other comprehensive income/(loss) is net of tax of $13 thousand, $9 thousand, and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Employer contributions and benefits paid under the pension plans include $2.4 million and $2.3 million paid from employer assets for the years ended December 31, 2025 and 2024, respectively.

Our defined benefit pension plan is comprised of two schemes as follows:

	December 31, 2025			December 31, 2024
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Fair value of benefit obligation	(8,100)	(22,841)	(30,941)	(7,888)	(23,745)	(31,633)
Fair value of plan assets (including annuity policy)	8,152	201	8,353	7,924	218	8,142
Funded (unfunded) status at end of year	52	(22,640)	(22,588)	36	(23,527)	(23,491)

The fair value of our plan assets, by category, as of December 31, 2025 and 2024 are as follows:

(in thousands of $)	2025	2024
Annuity policy	8,100	7,924
Cash	253	218
	8,353	8,142

The asset allocation for our Marine scheme at December 31, 2025 and 2024, by asset category are as follows:

Marine scheme	2025 (%)	2024 (%)
Cash	100	100
Total	100	100

The asset allocation for our UK scheme at December 31, 2025 and 2024, by asset category are as follows:

UK scheme	2025 (%)	2024 (%)
Annuity policy	99	99
Cash	1	1
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds and annuity policy.

During the year ended December 31, 2025, we had made the following contributions to the schemes as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	—	2,449

We are expected to make the following pension disbursements as follows:

Year ending December 31,	UK scheme	Marine scheme
(in thousands of $)
2026	430	2,400
2027	445	2,300
2028	460	2,200
2029	475	2,100
2030	485	2,000
2031 - 2035	3,200	8,600

The weighted average assumptions used to determine the benefit obligation for our defined benefit pension plans for the years ended December 31 are as follows:

	2025	2024
Discount rate	4.88%	5.10%
Rate of compensation increase	—%	2.48%

The weighted average assumptions used to determine the net periodic benefit cost for our defined benefit pension plans for the years ended December 31 are as follows:

	2025	2024
Discount rate	4.89%	5.12%
Expected return on plan assets	4.38%	4.31%
Rate of compensation increase	—%	2.55%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2025 and 2024 is based on the weighted average of various returns on assets using the asset allocation as of the beginning of 2025 and 2024. For equities and other asset classes, we have applied an equity risk premium over ten-year governmental bonds.

24.	SHARE CAPITAL AND SHARE BASED COMPENSATION
Our common shares are listed on the Nasdaq Stock Exchange.

As of December 31, 2025 and 2024, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2025	2024
150,000,000 (2024: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2025	2024
101,319,440 (2024: 104,534,703) outstanding issued common shares of $1.00 each	101,319	104,535

(number of shares in thousands)	2025	2024
As of January 1	104,535	104,578
Repurchase and cancellation of treasury shares (1)	(3,576)	(679)
Share options exercised	233	512
Vesting of RSUs	127	124
As of December 31	101,319	104,535
(1) During 2025 and 2024, we repurchased and cancelled 3.6 million and 0.7 million treasury shares for a net consideration of $144.0 million and $14.2 million, inclusive of brokers commission of $0.1 million and $0.01 million, respectively.

Contributed surplus
As of December 31, 2025 and 2024, we have a contributed surplus of $200 million. Contributed surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Share options

Our Long Term Incentive Plan (the “LTIP”) was adopted by our Board, effective as of October 24, 2017. In August 2024, our board approved the first amendment to the LTIP. Under this amendment, the maximum aggregate number of common shares that may be delivered pursuant to any and all awards under the LTIP was increased from 3.0 million to 6.0 million, subject to adjustment due to recapitalization or reorganization as provided under the LTIP.

The LTIP allows for grants of (i) share options, (ii) share appreciation rights, (iii) restricted share awards (iv) share awards, (v) other share-based awards, (vi) cash awards, (vii) dividend equivalent rights, (viii) substitute awards and (ix) performance-based awards, or any combination of the foregoing as determined by the Board or nominated committee in its sole discretion. Either authorized unissued shares or treasury shares (if there are any) in the Company may be used to satisfy exercised options.

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
•in February 2024, we extended the term of 750 thousand fully vested share options granted to two executive officers in May 2021 to May 13, 2026. These options were originally awarded for a term of 3 years from 2021 to 2024. Incremental compensation cost of $0.6 million was recognised during the year ended December 31, 2024, representing the excess of fair value of options at modification date over the original fair value at grant date; and
•in November 2024, 1,025 thousand share options were granted to executive officers and certain employees. During 2025, the number of share options relating to the November 2024 grant was adjusted to 1,006 thousand. The options vest in equal installments over three years and have a 6 year contractual term. The expected is calculated using the simplified method, as explained below.
No share options were awarded during the year ended December 31, 2025.

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

As of December 31, 2025, 2024 and 2023, the number of options outstanding in respect of Golar shares was 1.6 million, 1.9 million and 1.4 million, respectively. A summary of the share options movements during the year ended December 31, 2025 is presented below:

	Shares (in thousands)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2024	1,896	$25.44	3.3
Adjustment	(19)	$33.02
Exercised during the year	(233)	$13.71
Forfeited during the year	(63)	$23.27
Options outstanding at December 31, 2025	1,581	$26.34	2.5

Options outstanding and exercisable at:
December 31, 2025	747	$22.31	1.9
December 31, 2024	453	$12.10	1.6
December 31, 2023	750	$10.22	0.4

The exercise price of all options is reduced by the amount of dividends declared and paid up during 2025. The above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

As of December 31, 2025, 2024 and 2023, the aggregate intrinsic value of share options that were both outstanding and exercisable was $17.2 million, $32.0 million and $10.9 million, respectively.

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Intrinsic value of share options exercised	6,697	12,955	—
Total fair value of share options vested in the year	7,016	2,647	1,958

Compensation cost recognized in the consolidated statement of operations	6,529	3,649	2,706
Share options cost capitalized*	—	—	173
*Relates to capitalized costs on share options awarded to employees directly involved in certain vessel conversion projects.

As of December 31, 2025, the total unrecognized compensation cost amounting to $9.0 million relating to options outstanding is expected to be recognized over a weighted average period of 1.8 years.

Restricted Stock Units

Time-based RSUs

Pursuant to the LTIP, we granted certain individuals RSUs during the years ended December 31, 2025, 2024 and 2023, as follows:

•in March 2025, we granted certain individuals RSUs that were not subject to any service or performance conditions and were fully vested upon grant. The number of RSUs earned under this award was 23 thousand. In addition, we also granted certain individuals RSUs that will vest equally over the requisite service period of three years from March 2025 to March 2028. The maximum number of RSUs that may be earned under the award is 71 thousand;
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

A summary of time-based RSU activities for the year ended December 31, 2025 is presented below:

	Shares (in thousands)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested RSUs at December 31, 2024	220	22.97	1.7
Granted during the year	94	33.86
Vested during the year	(124)	34.96
Forfeited during the year	(11)	20.26
Non-vested RSUs at December 31, 2025	179	27.27	1.4

Performance-based RSUs

July 2022 grant

In July 2022, we granted certain individuals RSUs that are subject to certain market and performance conditions within the performance period from January 1 to December 31, 2022. The market and performance conditions are weighted to determine the maximum number of RSUs that will be awarded. The maximum number of RSUs earned under the award is 139 thousand. However, 70% of the total award or 97 thousand RSUs vested over the requisite service period of three-years from July 2022 to July 2025 regardless of the achievement of market and performance conditions.

The remaining 30% of the award contingently vests subject to Golar achieving more than 70% of the market and performance conditions. These market and performance conditions were achieved at December 31, 2022 and the award also vested over the requisite service period of three years from July 2022 to July 2025.

As of December 31, 2025, there were no outstanding performance-based RSUs, as all awards had fully vested.

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Compensation cost recognized in the consolidated statement of income	3,391	3,532	3,050
RSU cost capitalized *	—	—	247
*Relates to capitalized costs on RSUs awarded to employees directly involved in certain vessel conversion projects.

As of December 31, 2025, the total unrecognized compensation cost of $2.9 million relating to time-based RSUs outstanding is expected to be recognized over a weighted average period of 1.7 years.

25.	FINANCIAL INSTRUMENTS

Interest rate risk management

We may enter into derivative financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into interest rate swap agreements that convert certain floating rate interest obligations to fixed rates, which from an economic perspective, hedge our exposure to variability in cash flows arising from changes in interest rates. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, however we do not anticipate a non-performance by any of our counterparties. We do not hold or issue derivative financial instruments for speculative or trading purposes. We manage our debt portfolio by entering into U.S. dollars-denominated interest rate swap agreements to achieve an overall desired position of fixed and floating interest rates.

As of December 31, 2025 and 2024, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Year end	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	2025	600,000	2032	3.43%
Receiving floating, pay fixed	2024	518,542	2025/2029	1.93% to 2.37%%

Foreign currency risk

The majority of our gross earnings are denominated and receivable in U.S. dollars. The majority of our transactions, assets and liabilities are also denominated in U.S. dollars, which is our functional currency. However, we incur certain expenditure in other currencies. Accordingly, fluctuations in foreign currency exchange rates may adversely affect our cash flows and results of operations.

Commodity price risk management

Although the LTA bills at a base rate of $60.00 per barrel over the contract term for 1.2 million tonnes out of the base capacity of 1.4 million (December 31, 2024: 1.4 million) tonnes of LNG, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Pursuant to LTA Amendment 3, the remaining 0.2 million (December 31, 2024: 0.20 million) tonnes of LNG is linked to the TTF index and the Euro/U.S. Dollar foreign exchange movements.

We previously entered into commodity swaps to economically hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index. These commodity swaps matured during the year ended December 31, 2024 and we have not entered into any new commodity swaps during the year ended December 31, 2025.

Fair values of financial instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at December 31, 2025 and 2024 are as follows:

		2025	2025	2024	2024
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	1,151,221	1,151,221	566,384	566,384
Restricted cash and short-term deposits (1) (3)	Level 1	64,196	64,196	150,198	150,198
Trade accounts receivable (3) (4)	Level 1	35,518	35,518	29,667	29,667
Interest receivable from money-market deposits and bank accounts (3)	Level 1	3,353	3,353	2,053	2,053
Receivable from IRS derivatives (3)	Level 1	269	269	1,745	1,745
Trade accounts payable (3) (5)	Level 1	(123,605)	(123,605)	(198,906)	(198,906)
Current portion of long-term debt and short-term debt (3) (6) (7)	Level 2	(305,037)	(305,037)	(337,299)	(337,299)
Current portion of long-term debt - 2021 Unsecured Bonds (6) (8)	Level 1	—	—	(189,642)	(191,147)
Long-term debt (6) (7)	Level 2	(1,125,000)	(1,125,000)	(948,000)	(948,000)
Long-term debt - 2024 Unsecured Bonds (6) (8)	Level 1	(300,000)	(299,511)	—	—
Long-term debt - 2025 Senior Unsecured Notes (6) (8)	Level 1	(500,000)	(481,325)	—	—
Long-term debt - 2025 Convertible Bonds (6) (9)	Level 2	(575,000)	(555,473)	—	—

Derivatives:
Oil and gas derivative instruments (10)	Level 2	12,726	12,726	105,828	105,828
Asset on IRS derivatives (11)	Level 2	2,551	2,551	33,417	33,417
(1) These instruments carrying value is highly liquid and is a reasonable estimate of fair value.

(2) Included within cash and cash equivalents of $1,151.2 million and $566.4 million are $920.5 million and $301.8 million cash held in short-term money-market deposits as of December 31, 2025 and 2024, respectively. During year December 31, 2025 and 2024, we earned interest income on short-term money-market deposits and on balances held in account of $32.6 million and $35.3 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) As of December 31, 2025, trade receivables and accrued income totaled to $35.5 million, primarily relating to amounts due from bp under the Gimi LOA. bp is a publicly listed, investment-grade counterparty with no prior history of default. Accordingly, we consider the credit risk associated with bp to be remote as of December 31, 2025.

As of December 31, 2024, trade receivables and accrued income totaled to $29.7 million, primarily relating to services invoiced under the LTA. As of December 31, 2025, receivables related to the LTA were presented as “Amounts due from related parties” as Naria Inc., a Perenco-affiliated entity and our largest shareholder, held beneficial ownership of 10.15%, thereby meeting the definition of a principal owner under the related party classification (note 26).

(5) As of December 31, 2025, trade payables primarily comprised of amounts payable relating to the MKII FLNG conversion and FLNG Gimi commissioning works of $91.0 million and $5.0 million, respectively (2024: $100.2 million and $80.9 million, respectively).

(6) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table are gross of the deferred financing costs amounting to $47.0 million and $22.7 million at December 31, 2025 and 2024, respectively.

(7) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(8) The estimated fair values of our 2021 and 2024 Unsecured Bonds are based on their quoted market prices as of the balance sheet date. In March 2025 and November 2025, following the listing of our 2024 Unsecured Bonds and Senior Unsecured Notes on the Oslo Børs and TISE, respectively the fair value hierarchy was transferred from Level 2 to Level 1.

(9) The estimated fair value of our 2025 Convertible Bonds reflect observable market inputs and is classified as Level 2 in the fair value hierarchy (note 19).

(10) The fair value of the oil and gas derivative instruments are presented on a gross basis (none of which have been designated as hedges) is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(11) The fair value of certain derivative instruments are presented on a gross basis (none of which have been designated as hedges) is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

(12) The following methods and assumptions were used to estimate the fair value of our other classes of financial instruments:

•the carrying values of receivables from related parties and working capital facilities approximate their fair values because of the near-term maturity of these instruments (notes 14, 21 and 26). These instruments are classified within Level 1 of the fair value hierarchy.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Standard Chartered Bank (“SCB”), Nordea Bank ABP, DBS Bank Ltd, ABN Amro Bank NV, DNB UK Limited, Danske Bank A/S and Internationale Nederlanden Groep Bank (“ING Bank N.V”). However, we believe this risk is remote, as they are established and reputable financial institutions with no prior history of default and with investment grade credit ratings.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with ABN Amro Bank NV, Citibank N.A., DNB UK Limited, SCB, and Goldman Sachs USA as well as with CSSC in regards to our sale and leaseback arrangement on the FLNG Hilli (note 5). We believe these counterparties to be sound financial institutions, with investment grade credit ratings. Therefore, we believe this risk of default is remote.

A concentration of supplier risk exists with CIMC on the MKII FLNG conversion, Seatrium on FLNG Hilli's refurbishment and Nuovo Pignone International S.R.L across all our assets. We believe these supplier risks are remote as our vendors are reputable engineering, procurement, consulting and construction companies.

26.	RELATED PARTY TRANSACTIONS

a) Transactions with Perenco:
Effective June 30, 2025, Perenco became a related party as Naria Inc., a Perenco-affiliated entity and our largest shareholder, met the definition of a principal owner. Accordingly, amounts due from Perenco were reclassified from trade receivables to “Amounts due from related parties” beginning on that date. As of December 31, 2025, Naria Inc. held beneficial ownership of 10.15%, and the outstanding balance is presented as “Amounts due from related parties”.

Net revenues: The transactions with Perenco during the year ended December 31, 2025 consists of the following:

(in thousands of $)	2025
Liquefaction services	155,269
Vessel operating expense	(3,012)
Total	152,257
(1) Liquefaction services – This primarily relate to services invoiced under the LTA (note 7). For the year ended December 31, 2025, net revenues from Perenco recognized subsequent to June 30, 2025 totaled $155.3 million and are presented within multiple line items in the consolidated statements of operations. Of this amount, $123.4 million is included in “Liquefaction services revenue”, $29.8 million is included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments”, and $2.1 million is included in “Other operating (loss)/income”.

(2) Vessel operating expense – Expenses incurred subsequent to June 30, 2025 under the Tug Sharing Agreement relate to a chartered tug provided by Perenco to support the our offshore operations in Cameroon, including the transportation of personnel and equipment. The tug is shared between the parties subject to operational requirements. These costs are presented within “Vessel operating expenses” in the consolidated statements of operations.

Receivables: The balances with Perenco as of December 31, 2025 consisted of the following:

(in thousands of $)	2025
Balance due from Perenco (liquefaction services)	23,228
Balance due to Perenco (vessel operating expenses)	3,012

b) Transactions with existing related parties:

Net revenues/(expenses): The transactions with related parties for the years ended December 31, 2025, 2024 and 2023 consisted of the following:

(in thousands of $)	2025	2024	2023
FFH (1)	994	691	—
Higas (2)	(6,808)	54	—
Magni Partners (3)	(5)	(22)	(10)
Avenir (4)	—	374	339
Total	(5,819)	1,097	329

Receivables: The balances with related parties as of December 31, 2025 and 2024 consisted of the following:

(in thousands of $)	2025	2024
Higas (2)	1,691	6,006
FFH (1)	—	18,621
Avenir (4)	—	1,733
Total	1,691	26,360
(1) FFH - In August 2024, we granted a shareholder loan to FFH, through Gimi MS, for a maximum amount of $20.0 million to enable FFH to fund its portion of Gimi MS’s funding requirements. The shareholder loan carried an interest rate of 12% per annum, compounded monthly, which increased to 22% per annum effective January 1, 2025. The loan generated accrued interest income of $1.0 million and $0.7 million for the period from January 1, 2025 to March 28, 2025 and for the year ended December 31, 2024, respectively. On March 28, 2025, FFH repaid the shareholder loan and accrued interest in full.
(2) Higas - We hold a 25% equity interest in Higas, which is accounted for as an equity method investment (note 15). Amounts due from Higas relate to a revolving shareholder loan. In November 2024, Avenir divested its ownership of the LNG storage terminal in Sardinia, by creating a new entity, Higas. The loan was novated from Avenir to Higas under the same terms, with the maturity extended to February 2027. Additionally in 2024, we provided an additional shareholder loan commitment of $1.25 million to Higas which was amended in July 2025 to reflect an additional $1.75 million commitment. As of December 31, 2025, $0.5 million remained undrawn under the facility.
During the year ended December 31, 2025, Higas entered into a financial restructuring process pursuant to Article 56 of the Italian Business Crisis and Insolvency Code which required the implementation of a recapitalization plan. To enhance the equity position of Higas, together with the other shareholders, we waived our proportionate shareholder loan principal amounting to $7.1 million. The waiver is included in “Other operating (loss)/income” in the consolidated statements of operations. The outstanding balance under this shareholder loan is presented as “non-current amounts due from related parties” in the consolidated balance sheets. Interest income generated under the facility totaled $0.3 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively.
(3) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited (“Magni Partners”), a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners relate primarily to the reimbursement, at cost and without mark-up, of personnel costs and certain out-of-pocket expenses, including travel and accommodation incurred by Magni Partners in providing advisory and management services to Golar.
(4) Avenir - Amounts due from Avenir as of December 31, 2024 relate to unpaid debt guarantee fees associated with the shareholder loan, which was novated to Higas in November 2024. Following the novation, the remaining receivable from Avenir pertain to unpaid debt guarantee fees. Following the divestment of our shares in Avenir in February 2025, Avenir is no longer a related party (note 15). Accordingly, as of December 31, 2025, amounts due from Avenir, relating to unpaid debt guarantee fees, have been presented as “Other current assets” in the consolidated balance sheets.

27.	COMMITMENTS AND CONTINGENCIES

Assets pledged

	Year ended December 31,
(in thousands of $)	2025	2024
Book value of vessels secured against long-term loans (1)	929,971	977,326
(1) This excludes the FLNG Gimi which was derecognized on COD with the concurrent recognition of “Net investment in sales-type lease” (note 7.2), secured against its specific debt facility (note 19).

Other Commitments
•The Board approved up to $31.6 million of funding for Macaw Energies of which as of December 31, 2025 the outstanding commitment was $1.0 million.

•In connection with the FID for the redeployment of FLNG Hilli under a 20-year agreement with SESA, the Board approved total expenditures of up to $350.0 million in May 2025 to support the vessel’s preparation and redeployment activities.

•In May 2025, we entered into a FEED study agreement for the potential development of a Mark III FLNG unit. The total outstanding commitment as of December 31, 2025 is approximately $1.0 million.

•In July 2025, we entered into a FEED study agreement for the potential development of a 3-train Mark I FLNG unit. The total outstanding commitment is approximately $1.8 million.

•Pursuant to the shareholders' agreement for SESA, in connection with our 10% equity interest, we have committed to fund our proportionate share of the required FLNG infrastructure and related capital contributions. As of December 31, 2025, our remaining funding commitment was $66.6 million in relation to our 10% equity interest in SESA.

28.	SUBSEQUENT EVENTS

Since December 31, 2025, the following non-recognized events have occurred:

•Release of Restricted Cash – LNG Hrvatska performance guarantees
In July 2025, we entered into an agreement with LNG Hrvatska to mutually terminate the Operate and Maintain (“O&M”) agreement prior to its contractual expiry date. Under the deed of termination, the two cash-backed performance guarantees related to the O&M agreement were discharged. In January 2026, the restricted cash plus accrued interest associated to the performance guarantees amounting to $13.3 million was released.
•Dividends

In February 2026, we declared a dividend of $0.25 per share in respect of the three months ended December 31, 2025 to shareholders of record on March 9, 2026, which was paid on March 18, 2026.

•SESA capital contribution

In February 2026, we contributed approximately $15.4 million to SESA as an irrevocable contribution against future subscription of shares. The contribution is expected to be capitalized on or before December 31, 2026 in accordance with the shareholders’ agreement. Following this contribution, Golar continues to hold a 10% equity interest in SESA.

•SESA shareholder loan

In February 2026, we entered into a credit agreement under which we agreed to provide SESA, as borrower, with a credit facility of up to $5.6 million.

Subsequent to execution of the agreement, SESA has drawn $2.6 million under the facility. Amounts drawn bear interest at Term SOFR plus a margin of 3.875%, with interest payable semi-annually. The loan matures on April 15, 2029, with principal repayable in two equal semi-annual installments.

•Sale of investment in OLT

In March 2026, we sold our entire 2.69% shareholding in OLT Offshore LNG Toscana S.p.A., which was fully impaired in 2019, pursuant to a Sale and Purchase Agreement with SNAM S.p.A. for a consideration of $3.1 million.